
05007533

# 82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME BOC Hong Kong Holdings Ltd

*CURRENT ADDRESS


PROCESSED
MAY 02 2005
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34675 FISCAL YEAR 12-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

| | | | |
|---|---|---|---|
| 12G3-2B (INITIAL FILING) | ☐ | AR/S (ANNUAL REPORT) | ☑ |
| 12G32BR (REINSTATEMENT) | ☐ | SUPPL (OTHER) | ☐ |
| DEF 14A (PROXY) | ☐ | | |

OICF/BY: dw

DAT : 5/2/05

中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED







# In pursuit of Growth and Excellence

## 2004 Annual Report





**BOC Hong Kong (Holdings) Limited** ("the Company") was incorporated in Hong Kong on 12 September 2001 to hold the entire equity interest in Bank of China (Hong Kong) Limited ("BOCHK"), its principal operating subsidiary. Bank of China Limited holds a substantial part of its interests in the shares of the Company through BOC Hong Kong (BVI) Limited, an indirect wholly owned subsidiary of Bank of China Limited.

BOCHK is a leading commercial banking group in Hong Kong. With 283 branches and about 450 ATMs and other delivery channels in Hong Kong, it offers a comprehensive range of financial products and services to retail and corporate customers. BOCHK is one of the three banknote issuing banks in Hong Kong and serves as a Chairman Bank of the Hong Kong Association of Banks on a rotational basis. In addition, BOCHK has 14 branches and sub-branches in the Mainland of China to provide cross-border banking services to customers in Hong Kong and the Mainland. BOCHK was appointed by the People's Bank of China as the only Renminbi (RMB) Clearing Bank in Hong Kong on 24 December 2003 and launched RMB clearing services on 25 February 2004.

The Company began trading on the main board of the Stock Exchange of Hong Kong on 25 July 2002, with stock code "2388", ADR OTC Symbol: "BHKLY".

*[illegible]*

*[illegible] capitalising on our strengths, we have succeeded in delivering the [illegible] profit attributable to shareholder since our IPO in 2002. This [illegible] the theme for our annual report – In Pursuit of Growth and Excellence.*

*[illegible] is founded on the dedicated efforts of our staff, who strive [illegible] to deliver quality services to achieve our vision "To be [illegible]'s premier bank". Symbolising our aspirations for growth is the [illegible]-like architectural design of the Bank of China Tower, our [illegible] and a landmark in Hong Kong.*

*[illegible] forward, we will continue to grow our businesses, expand our [illegible] Mainland markets, and uphold our leadership in areas that we [illegible].*

## CONTENTS

# FINANCIAL HIGHLIGHTS

| | 2004 | 2003 | Change |
|---|---|---|---|
| **For the year** | **HK$'m** | HK$'m | +/(-)% |
| Operating profit before provisions | **10,352** | 11,595 | (10.72) |
| Operating profit after provisions | **11,980** | 9,924 | 20.72 |
| Profit before taxation | **14,252** | 8,691 | 63.99 |
| Profit after taxation | **12,121** | 8,102 | 49.61 |
| Profit attributable to shareholders | **11,963** | 7,963 | 50.23 |
| **Per share** | **HK$** | HK$ | +/(-)% |
| Earnings per share | **1.1315** | 0.7532 | 50.23 |
| Dividends per share | **0.7150** | 0.5150 | 38.83 |
| **At year-end** | **HK$'m** | HK$'m | +/(-)% |
| Shareholders' funds | **68,521** | 60,261 | 13.71 |
| Issued and fully paid share capital | **52,864** | 52,864 | – |
| Total assets | **796,776** | 762,587 | 4.48 |
| **Financial ratios** | **%** | % | |
| Return on average total assets[1] | **1.56** | 1.08 | |
| Return on average shareholders' funds[2] | **18.58** | 13.62 | |
| Cost to income ratio | **34.72** | 32.79 | |
| Non-performing loan ratio | **2.95** | 5.78 | |
| Loan to deposit ratio[3] | **49.61** | 51.38 | |
| Average liquidity ratio[4] | **36.03** | 37.76 | |
| Capital adequacy ratio[5] | **16.14** | 15.11 | |

1. $\text{Return on average total assets} = \frac{\text{Profit after taxation}}{\text{Daily average balance of total assets}}$
2. $\text{Return on average shareholders' funds} = \frac{\text{Profit attributable to shareholders}}{\text{Average of the beginning and ending balance of shareholders' funds}}$
3. Loan to deposit ratio is calculated as at year end.
4. Average liquidity ratio is calculated as the simple average of each calendar month's average liquidity ratio of BOCHK for the year.
5. Capital adequacy ratio is computed on the consolidated basis that comprises the positions of BOCHK and certain subsidiaries specified by the HKMA for its regulatory purposes and in accordance with the Third Schedule of the Banking Ordinance.

# FIVE-YEAR FINANCIAL SUMMARY

The financial information of the Group for the last five years commencing from 1 January 2000 is summarised below:

| | **2004** | 2003 | 2002[3] | 2001 | 2000 |
|---|---|---|---|---|---|
| **For the year** | **HK$'m** | HK$'m | HK$'m | HK$'m | HK$'m |
| Operating profit before provisions | **10,352** | 11,595 | 12,089 | 13,162 | 14,964 |
| Operating profit after provisions | **11,980** | 9,924 | 9,234 | 5,750 | 6,371 |
| Profit before taxation | **14,252** | 8,691 | 8,068 | 3,733 | 6,376 |
| Profit after taxation | **12,121** | 8,102 | 6,914 | 2,901 | 5,198 |
| Profit attributable to shareholders | **11,963** | 7,963 | 6,787 | 2,768 | 5,047 |
| **Per share** | **HK$** | HK$ | HK$ | HK$ | HK$ |
| Earnings per share[2] | **1.1315** | 0.7532 | 0.6419 | 0.2618 | 0.4774 |
| **At year-end** | **HK$'m** | HK$'m | HK$'m | HK$'m | HK$'m |
| Advances and other accounts | **309,211** | 300,094 | 308,332 | 308,108 | 325,569 |
| Total assets | **796,776** | 762,587 | 735,536 | 766,140 | 839,370 |
| Daily average balance of total assets | **776,792** | 752,058 | 737,779 | 810,702 | 830,331 |
| Deposits from customers | **631,330** | 600,642 | 600,977 | 606,428 | 624,726 |
| Total liabilities | **727,016** | 701,170 | 677,751 | 712,904 | 804,493 |
| Issued and fully paid share capital | **52,864** | 52,864 | 52,864 | 52,864 | 52,864 |
| Shareholders' funds | **68,521** | 60,261 | 56,671 | 52,170 | 33,345 |
| **Key financial ratios** | **%** | % | % | % | % |
| Return on average total assets | **1.56** | 1.08 | 0.94 | 0.36 | 0.63 |
| Cost to income ratio | **34.72** | 32.79 | 33.26 | 30.76 | 27.70 |
| Non-performing loan ratio | **2.95** | 5.78 | 7.99 | 10.99 | 10.19 |
| Loan to deposit ratio | **49.61** | 51.38 | 53.42 | 53.27 | 54.43 |

1. The Company was incorporated on 12 September 2001 and acquired the entire equity interests in BOCHK on 30 September 2001. The Company subsequently became the holding company of BOCHK and its subsidiaries. The financial information of the Group for the years ended 2000 and 2001 are prepared as if the group structure, capital structure and operations had been in existence from the beginning of the period presented.
2. Pursuant to written resolutions of all the shareholders of the Company passed on 10 July 2002, the authorised and issued share capital of the Company, comprising 100,000,000,000 and 52,863,901,330 ordinary shares of HK$1.00 each respectively, was consolidated and divided into 20,000,000,000 shares and 10,572,780,266 shares of HK$5.00 each respectively. The amounts for the years ended 2000 and 2001 had been restated to reflect this change.
3. Certain figures for the year ended 2002 have been restated to reflect the adoption of SSAP 12 (revised) "Income taxes".
4. The financial information prior to 2002 has not been restated to reflect the adoption of SSAP 12 (revised) "Income taxes" as it is impracticable to quantify the allocation of deferred tax impact for the years ended 2000 and 2001 before the Group's restructuring and merger.

### Shareholders' Funds


HK$'m
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
00
01
02
03
04

### Total Assets


HK$'m
1,000,000
800,000
600,000
400,000
200,000
0
00
01
02
03
04

### Profit Attributable to Shareholders


HK$'m
12,000
11,000
10,000
9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
00
01
02
03
04

### Non-performing Loan Ratio


%
12
10
8
6
4
2
0
00
01
02
03
04

### Advances & Other Accounts


HK$'m
350,000
300,000
250,000
200,000
150,000
100,000
50,000
0
00
01
02
03
04

### Deposits from Customers


HK$'m
700,000
600,000
500,000
400,000
300,000
200,000
100,000
0
00
01
02
03
04

# To be customer's premier bank



## OUR MISSION

**B**uild customer satisfaction and provide quality and professional service

**O**ffer rewarding career opportunities and cultivate staff commitment

**C**reate values and deliver superior returns to shareholders

## OUR CORE VALUES

### Social Responsibility
We care for and contribute to our communities

### Performance
We measure results and reward achievement

### Integrity
We uphold trustworthiness and business ethics

### Respect
We cherish every individual

### Innovation
We encourage creativity

### Teamwork
We work together to succeed

Combining with mission, we have **BOC SPIRIT**



**XIAO Gang**

*Chairman, Bank of China Limited, BOC Hong Kong (Holdings) Limited and Bank of China (Hong Kong) Limited*

I am pleased to report that for the year ended 31 December 2004, the Group's profit attributable to shareholders was HK$11,963 million, up 50.23%, which was assisted by a net provision write-back of HK$1,628 million and a property revaluation gain of HK$1,862 million. Operating income for the period was HK$15,857 million, down 8.09% due to a 13.06% decline in net interest income, which was partially offset by an increase in net fees and commission income. Earnings per share were HK$1.1315, compared to HK$0.7532 for 2003.

The Board is recommending a final dividend of HK$0.395 per share at the Annual General Meeting on 26 May 2005. That, together with the interim dividend payout of HK$0.320 per share, will result in a total dividend for the full year of HK$0.715 per share. (Total dividend for 2003: HK$0.515 per share). In view of the Group's financial strength and healthy financial position, we are able to maintain our dividend payout ratio at a high level, that is, 63.19% of the profit attributable to shareholders.

The upturn of the Hong Kong economy that became increasingly evident in the first two quarters extended into the second half of 2004, as reflected in the strong GDP growth in real terms. The return of consumer confidence was more pronounced as employment figures improved and as deflation officially came to an end in the third quarter of the year. External trade continued to flourish while the local investment and property markets in general became more active than a year ago.

While the banking sector also experienced some spillover effect of the general improvement of market sentiments, the challenges that local banks had to face remained significant. Most notably, competition remained intense, and the downward pressure on net interest margin persisted, making it difficult for banks to grow net interest income in a meaningful way.

Notwithstanding these challenges, we continued to pursue with success our goal of sustaining growth and maximising shareholder value through a focused business development strategy and enhanced corporate governance while keeping operating costs under control. We also embarked on major corporate reforms in the past year, paving the way for healthy development in the long term.

Our retail banking and treasury businesses continued to perform satisfactorily as a result of an expanded wealth management clientele, increase in quality customers and higher demand for our innovative and customised services. On the corporate banking front, I am pleased to report that much progress has been made to de-risk our corporate lending portfolio, improve our loan mix and reduce the NPL ratio. We also performed our role impeccably as the clearing bank for personal RMB banking services in Hong Kong and remained the market leader in offering those services.

The Group's other major task during the year was to implement corporate reforms to further enhance the management structure and develop a more efficient and committed workforce. All these will enhance the Group's competitiveness and capabilities that are essential for sustaining business growth and achieving breakthroughs in the longer term.

During the year, the Board has approved the Group's Vision, Mission and Core Values. With this initiative, we have officially embarked on building a coherent and bank-wide corporate culture and spirit that will motivate us and move us forward in the 21st century.

The Group's management structure has been substantially strengthened with the appointment of Mr. Raymond Lee as Chief Financial Officer, who will also continue to oversee key parts of the Group's operation; Mr. Gao Yingxin as Deputy Chief Executive responsible for corporate banking; and Mr. Alex Cheung as Chief Risk Officer. At the same time, we have appointed Mr. Peter Liu as Chief Information Officer, a newly created position that reflects the increasing importance of information technology in our operation. The new appointees are all highly experienced and versatile in their respective fields of expertise and have been appointed through an open, competitive and global recruitment process. Led by

Chief Executive He Guangbei, the Group now has a much stronger management and operational structure that is in line with international best practices and that can ensure a higher degree of corporate governance and accountability to stakeholders. In this connection, I must thank the Search Committee headed by Dr. Victor Fung and comprising Vice Chairman Sun Changji, all the other Independent Non-executive Directors and Chief Executive He Guangbei for their devotion and relentless effort in the past several months.

With the Board's blessing, the Group rolled out a bank-wide human resources reform project that ensures that our remuneration and placement system is fair, reasonable and merit-based and is in line with market practices and trends. This system allows us to recruit, develop and retain the best staff we need to grow our business and achieve our corporate goals. Of equal, if not greater, importance is that under the new human resources policy and system, staff will be properly incentivised, i.e., those who perform or excel will be duly rewarded and enjoy brighter career prospects with the Group.

The Group remains committed to maintaining high standards of corporate governance and transparency. Timely disclosure of corporate information was carried out throughout the year.

During the year, the Board set up an independent board committee comprising all Independent Non-executive Directors and chaired by Mr. Tung Chee Chen to review and approve continuing connected transactions between the Group and BOC. For this purpose, NM Rothschild & Sons (Hong Kong) Limited was retained as independent financial adviser, though it was not mandatory under the Listing Rules. The committee was satisfied that the continuing connected transactions had been entered into in the ordinary and usual course of the Group's business on normal commercial terms.

The Board also set up a Budget Committee, comprising Mr. Zhou Zaiqun, a Non-executive Director and Mdm. Linda Tsao Yang, an Independent Non-executive Director, to oversee the Group's budgeting and business planning process for 2005. The Committee proactively engaged the Management in reviewing the Group's budget and business plan, which turned out to be highly useful and effective.

Looking ahead, the Hong Kong economy is on track to sustain its growth momentum. In the Mainland, the macroeconomic control measures have succeeded in ensuring healthy GDP growth. We, therefore, have reasons to believe that more business sectors would benefit from a broader-based economic recovery in 2005, creating greater demand for credit, wealth management and other banking services.

For the Group, we are well prepared for this anticipated economic upturn. The corporate reforms we have carried out will ensure that we can take advantage of new opportunities that emerge. In the coming year, we will continue to implement our market-driven and customer-oriented business strategies to diversify our earnings base and improve our asset quality. We will also strive to grow our customer base and business volume in the Mainland.

The Board has recently formed a Strategy Development Group to work with the Management to recommend a forward-looking strategy and market position that will map out a clear direction for the Group in the longer term, having regard to maximising shareholder value and safeguarding stakeholder interests. We consider ourselves an important part of the financial community in Hong Kong and firmly believe that we can contribute more to maintaining Hong Kong as an important financial centre for the benefit of market reforms in the Mainland and in turn, benefiting from them.

Our goal is to pursue growth by maintaining a sharp competitive edge and by ensuring that we are relentless in our quest for excellence.

Finally, I wish to thank the Board of Directors and the Special Adviser for their valuable advice and guidance in the past year. I also wish to thank our shareholders and customers for their trust and unwavering support. Last but not least, I must extend my heartfelt appreciation to the staff for their commitment and hard work. I have no doubt that I can count on them for the Group's continued success.



**XIAO Gang**
Chairman

Hong Kong, 23 March 2005


尊貴

# Uphold Growth MOMENTUM



**HE Guangbei**
*Vice Chairman and Chief Executive, BOC Hong Kong (Holdings) Limited and Bank of China (Hong Kong) Limited*

The past year was full of opportunities and challenges. With the Board's guidance and the joint effort of the Management and staff, we succeeded in implementing a pragmatic expansionary business strategy in pursuit of growth and excellence and overcoming the key challenges we faced, including a major management crisis.

On the back of Hong Kong's economic upturn and capitalising on its own foundations and strengths, the Group was able to deliver the highest profit attributable to shareholders and total annual dividend since its IPO in 2002. As well, the Group was able to expand most of its core businesses in 2004. Of equal, if not greater, importance is that we have also established a solid platform for business development during the year through the implementation of a number of new initiatives relating to development strategy, business model, risk management, and corporate culture.

In August 2004 we had to face an internal crisis that cropped up from an investigation by the Mainland Authorities concerning two former deputy chief executives of the Company. Nevertheless, the Board and the Management succeeded in resolving this crisis expeditiously and effectively and we could march on again full steam and re-focus on business development in almost no time. The transparent and timely approach we took in handling the issue helped keep the possible impact on the Group's image and reputation to a minimum. At the same time, we turned the crisis into an opportunity to further enhance our corporate governance and management structure so that the Group could keep moving on to realise its vision to be the premier bank for customers.

The other key challenge is one that all banks in Hong Kong had to face. Despite the economic recovery, the operating environment for banks remained tough in 2004 due to the persistently low HIBOR and fierce competition in the market. The extremely liquid HKD interbank market in the second half of the year due largely to speculative activities on RMB also depleted the return on HKD money market investments. To counter these unfavourable market conditions – at least partially – we focused on actively re-structuring our investment portfolio in accordance with the prudent risk management policies and parameters of the Group. Our effort in this area has paid off.

## Performance Highlights

For the year ended 31 December 2004, the Group's profit attributable to shareholders reached a record high of HK$11,963 million, up 50.23%. Earnings per share were HK$1.1315, up 50.23%. The return on average total assets increased by 0.48 percentage point to 1.56% whereas the return on average shareholders' funds rose by 4.96 percentage points to 18.58%.

The rise in the Group's profit attributable to shareholders was due mainly to net provision write-back, gains on property revaluation and growth in non-interest


尊貴

income from fees and commissions generated by the high-margin wealth management segment. Moreover, disciplined cost control further reduced the Group's operating expenses.

The Group's total operating income decreased by 8.09% to HK$15,857 million, which was due partly to a 13.06% reduction in net interest income, caused primarily by the low HIBOR and squeezed margin. Non-interest income, however, increased by 6.51% to HK$4,664 million, representing 29.41% of total income. In addition to the external environment, the management crisis in August inevitably had some undesirable impact on the implementation of the various initiatives regarding our business strategies and models, and hence, the Group's operating income. Now that the crisis is behind us, we are confident that the positive effects of those initiatives would gradually manifest themselves and be reflected in the performance of the Group in the course of time.

The Group's operating expenses fell by 2.70% to HK$5,505 million as operational efficiency and productivity continued to improve, partially offsetting the decrease in operating income. During the year, the Group's cost to income ratio was maintained at the low level of 34.72%.

With improved market conditions as well as effective risk management, the Group's overall asset quality improved substantially in 2004. Both the NPL ratio and classified loan ratio dropped to 2.95%, down 2.83 and 2.87 percentage points respectively. At the same time, the quality of our residential mortgage loans and card advances also improved. These achievements reflected our commitment to de-risking our loan portfolio in certain industry sectors with an enhanced risk management culture and system that is now strictly observed throughout the Group in its daily operation.

## Review of Business Performance

Despite the challenges and an increasingly competitive environment, 2004 was a year of new initiatives and achievements for the Group.

In terms of business performance, we made progress in a number of important areas in 2004. Firstly, we succeeded in enlarging our deposit and lending portfolio while maintaining our edge in traditional businesses. Deposits from customers increased by HK$30,688 million, or 5.11%. Advances to customers continued to drop in the first half of 2004 as a result of write-offs and collection. However, we saw growth again in the second half with our renewed effort in sales and marketing in both Hong Kong and the Mainland. As a result, total advances to customers grew by 1.50% for the year. An even better measurement would be the growth in our performing loans, which grew by 4.55%. We also continued to diversify our loan portfolio by aggressively growing our retail lending and the loan portfolio of our Mainland branches.

The year under review also witnessed our success in maintaining our leading position in traditional business. For example, we remained a leading arranger of syndicated loans in Hong Kong. We also remained the market leader in underwriting new residential mortgages. Our mortgage balance grew by 6.24% from end-2003. Our credit card business recorded outstanding performance. Compared to 2003, our cardholder spending and card issuance grew by 31% and 34% respectively. Card advances increased by 13.31%. Of equal importance, our charge-off and delinquency ratios fell to 3.96% and 0.38% respectively – well below the market average.

Secondly, with the momentum we built up in 2003, we recorded robust growth in the high-margin businesses in 2004, particularly wealth management and consumer credit, which partially compensated the fall in net interest income. Basically, the targets for most of the various components of our wealth management business were met or exceeded. The total wealth management income registered a strong growth of 27.91%.

Thirdly, since the introduction of personal RMB banking services in Hong Kong in early 2004, we have impeccably discharged our duty as the sole local clearing bank. We also pioneered the offering of premier RMB services, including personal deposits, exchange, remittance and bank cards, and have remained the local market leader by a large margin. We were the first issuer of RMB credit cards in Hong Kong with over 50,000 RMB cards issued by end-2004. In addition, we took the lead in launching UnionPay Card Payment Service in Hong Kong in January, and have enjoyed a leading position in the market.

Fourthly, our China-related business experienced healthy growth as we made use of our solid foundation to strengthen our presence in the Mainland market. Total advances to customers rose by 53% while customer deposits grew by 17%. The combined operating profit of our Mainland branches before provision increased by nearly 22%. More importantly, we not only succeeded in growing our loan portfolio and profit in the Mainland, but also managed to improve our asset quality substantially, with the classified loan ratio dropping to 3.26% at end-2004, compared to over 10.35% a year ago.

The performance of our China-related business was the result of an effective business model that leverages the Group's retail and corporate franchise in Hong Kong, branch network in the Mainland and close cooperations with BOC to offer highly efficient and timely cross-border services to customers.

Last but not least, in July, in collaboration with BOCI Asia, Merrill Lynch and HSBC, the Group became the Arrangers and Joint Global Coordinators for the HKSAR Government's HK$20-billion global bond offering. This was a significant breakthrough for the Group in a new arena of business.


银联
VISA

## Business Development Initiatives

With respect to the Group's business development, our focus in 2004 covered four main areas: (a) development strategy; (b) business model; (c) risk management; and (d) corporate culture.

### *Development strategy*

In 2004, we continued to enhance our business development strategy to give it more clarity and make it more instructive for all business units. The effort we made in this respect was reflected in our success in maintaining our market leadership in areas we excel at, including the arrangement of syndicated loans, underwriting new residential mortgages and RMB banking.



We have finalised a new three-year business plan and related budgetary targets for the Group. These would guide us in further upgrading our business structure by enhancing the existing service platform for high-yielding businesses, including wealth management and asset management. At the same time, we have also been more proactive in growing and diversifying our customer base with more emphasis on the mid-market segment. This would help us diversify risks and generate new business. Our targets for RMB-related business in the short, medium and long terms would ensure our continued market leadership.

In 2004, we continued implementing a plan for further strengthening our extensive branch network in Hong Kong, with a view to optimising its value for marketing and selling wealth management products. For the same purpose, we also enhanced our online banking channels.

### *Business model*

During the year, we initiated a series of reforms in our major business models, with a view to improving our operational efficiency and competitiveness.

We refined our corporate banking business model to make it even more customer-focused. In July 2004, we piloted a new programme of corporate relationship management and product development whereby the corporate relationship managers and product managers would work closely, with the support of our middle office and back office units, to anticipate and fulfill individual customers' needs. This new approach has been working very satisfactorily so far and we are confident that it will enable us to identify and capture new business opportunities. At the same time, we have re-defined our customer and industry segmentation so that we can understand and assess customers' needs more accurately. We have also re-organised our sales force to specialise in different industries and serve customers better.

The implementation of our China-related business model was progressing as planned. Through


Pioneering RMB card services in Hong Kong

the joint effort of our people in both the Mainland and Hong Kong, we have come a long way in aligning our Mainland business with our Hong Kong headquarters in terms of development strategy, risk management, financial management and so on. It is expected that the operation of our China-related business model would be fully implemented within 2005.

At the same time, we also strove to strengthen the coordination and cooperation of departments involved in product development, resulting in the introduction of a broad range of new products and services during the year.

### *Risk management*

Risk management remains one of our top strategic priorities. The Board and the Management have been working closely to ensure that we have a comprehensive, independent and effective system for managing risks. Our achievement in this area is reflected in the significant improvement we have made in recent years with regard to our NPL ratio, which has dropped from 10.99% at end-2001 to 2.95% by end-2004, far exceeding our medium-term target.

Our risk management system is under constant review to take into account changes in internal and external circumstances. In 2004, we conducted a comprehensive review and developed the crucial policy documents for all the key types of risk. These documents have been approved by the Board and are now in force. The recent appointment of a new Chief Risk Officer will serve to further strengthen the Group's risk management function.

In anticipation of the New Capital Accord released by the Basel Committee (Basel II), we have formulated an implementation plan and set up a steering committee to prepare the Group for the implementation. We have also stepped up our effort in studying risk management at the macro level, with a view to assuming a more proactive role in this area.

During the year, we carried out a number of measures to enhance our compliance culture and system, and also strengthened the role of the Legal and Compliance Department in coordinating and supporting the other departments.

We are pleased to announce that the Tian Xing Jian Project introduced in 2003 to upgrade our corporate governance, risk management, credit approval and internal control mechanisms has been substantially completed. The completion of the Project represents an important milestone for the Company and serves as the foundation on which we can continue to reinforce our corporate governance to attain even higher standards of excellence.

### *The Group's corporate culture*

After careful formulation and thorough bank-wide discussion, the Board approved the Group's Vision, Mission and Core Values (VMV), the bedrock of our corporate culture, in 2004.

Our **Vision** is to be customer's premier bank.

Our **Mission** is to **B**uild customer satisfaction, **O**ffer rewarding career opportunities to the staff and **C**reate superior return to shareholders.

Our **Core Values** – **SPIRIT** in short and carrying equal importance – are **S**ocial responsibility, **P**erformance, **I**nnovation, **R**espect, **I**ntegrity and **T**eamwork.

To encourage our staff to identify with the VMV and in order that the VMV can be properly inculcated, embraced and perpetuated within the Group, we have developed and introduced a comprehensive communication and promotion programme among the staff. This effort will continue well into 2005. With our colleagues' unanimous support and cooperation, I am confident that we can develop a corporate culture that best suits the Group and gives us clear guidance as we move forward in the 21st century.



To ensure that the whole Group is working towards common goals, we started implementing a new performance appraisal system based on key performance indicators ("KPI"). The new KPI system embraces five main categories – profitability, asset quality and risk, the development of strategic business, operational efficiency, and manpower and innovation.

## Prospects and Strategies

The economic recovery that Hong Kong is experiencing seems likely to extend into 2005 and benefit more business sectors. This should give rise to higher demand for loans as well as banking and financial services, though competition in the sector would remain intense.

The enhanced management structure that is now in place and the corporate reforms that were carried out in the past year will give the Group an edge in competing for new business, sustaining revenue and profit growth and excelling itself in key areas in the coming year.

With our achievements in 2004, we will continue to perfect our development strategy, business model, corporate culture and risk management. Our primary objective is to achieve higher top line growth and ensure better return for shareholders.

We will continue to expand and diversify our income base. We will strive to raise our net interest margin by developing high-margin products. We will optimise our income structure by growing our non-interest income, and at the same time taking advantage of the rise in interest rates to grow our net interest income. We will also step up our effort in expanding our Mainland business. Internally, we will continue to enhance our human and technological capabilities as well as improve our operational efficiency and productivity.

For retail banking, we will leverage our product innovation, customisation, relationship building and cross-selling capabilities to ensure the growth momentum is maintained. We will continue to grow our wealth management products, credit card business and personal lending. We are also determined to maintain our leadership in residential mortgage business by offering competitive and flexible products.

For corporate banking, we have the benefit of a newly developed customer relationship building platform that enables us to explore and satisfy customers' diverse needs and capture untapped potential. We will also actively develop the SME business. These will facilitate us in developing and selling trade finance and high-margin products. At the same time, we will focus on further improving the asset quality of our corporate loan portfolio.

To drive the development of our SME business, which we consider an important part of our strategy, we have appointed a segment manager to oversee the SME segment and leverage our branch network to improve SME customers' access to customised services. Portfolio management of small exposures will be adopted to improve efficiency without sacrificing our prudent management of risks.

With immensely rich potential, the Mainland market will remain one of our major business focuses in the coming year. With the momentum we have gained last year in growing our income and profit in this market, we will continue to leverage our branch network in both Hong Kong and the Mainland as well as our cooperation with BOC to expand our customer base and generate new business. At the same time, I am also confident that our capabilities and experience will ensure our leadership in the RMB banking business.

## Vote of Thanks

I wish to thank the Board of Directors and the Senior Adviser for their guidance and support throughout the year. I also thank all my colleagues for their loyalty, dedication and hard work. I am sure that together we can overcome any new challenges and achieve even greater success in the coming year.



**HE Guangbei**
*Vice Chairman and*
*Chief Executive*

Hong Kong, 23 March 2005



*Senior management team of the Group: Mr HE Guangbei, Chief Executive (centre), Mr LAM Yim Nam, Deputy Chief Executive (2nd from left), Mr LEE Raymond Wing Hung, Chief Financial Officer (2nd from right), Mr GAO Yingxin, Deputy Chief Executive (1st from left), Mr CHEUNG Alex Yau Shing, Chief Risk Officer (1st from right)*



# Explore Business Opportunity





In this section, an analysis of the performance, financial position and risk management of the Group is provided. The following discussion is based on, and should be read in conjunction with, the accounts and the notes included in this Annual Report.

## Performance Measurement

In 2004, the Group made significant achievements in meeting its financial targets.

| Financial Indicators | Targets | Performance | Result Highlights |
|---|---|---|---|
| ROE[1] and ROA[2] | Enhance ROE and ROA | ∘ Profit attributable to shareholders increased by 50.23% to HK$11,963 million, the second consecutive year of double-digit growth since IPO.<br>∘ ROE increased to 18.58% from 13.62% in 2003.<br>∘ ROA rose to 1.56% from 1.08% in 2003. | **• ROE: 18.58%**<br>**• ROA: 1.56%** |
| Dividend payout ratio | 60-70% | The proposed final dividend plus interim dividend payout ratio was 63.19%. | **• Dividend payout ratio: 63.19%** |
| Interest margin and non-interest income[3] | ∘ Improve net interest margin<br>∘ Grow non-interest income | ∘ Net interest margin dropped to 1.55% from 1.82% in 2003, mainly due to decline in net interest spread under the low interest rate environment and keen market competition.<br>∘ Non-interest income increased, driven by strong wealth management business performance. Non-interest income to total operating income ratio increased by 4.03 percentage points to 29.41%.<br>∘ Growth in wealth management business mainly came from increase in distribution of life insurance products, investment funds, bonds and stockbroking. | **• Net interest margin: 1.55%**<br>**• Non-interest income to total operating income: 29.41%** |
| Cost efficiency | Maintain low cost to income ratio | Operating expenses decreased by 2.70%. Cost to income ratio was up 1.93 percentage points to 34.72% from 2003 mainly due to decline in total operating income. | **• Cost to income ratio: 34.72%** |
| Asset quality | Reduce NPL ratio and classified loan ratio[4] to market levels in medium-term | NPL formation sustained at a low level. NPL ratio and classified loan ratio fell significantly. Classified loan ratio would have dropped to market level if not for the larger amount of legacy loss graded loans. | **• NPL ratio: 2.95%**<br>**• Classified loan ratio: 2.95%** |
| Capital strength and liquidity | Maintain prudent capital and liquidity levels | Capital adequacy ratio and liquidity ratio remained strong. | **• Capital adequacy ratio: 16.14%**<br>**• Liquidity ratio: 36.03%** |

1. ROE represents return on average shareholders' funds and is defined in "Financial Highlights".
2. ROA represents return on average total assets and is defined in "Financial Highlights".
3. Non-interest income represents other operating income.
4. Percentage of loans that are classified as substandard, doubtful or loss under the HKMA's loan classification system.

## Business Environment

Benefiting from an improving global economy, the implementation of CEPA and the enlargement of the "individual visit scheme", the Hong Kong economy continued to revive in 2004. With continuous increase in exports, inbound tourism and domestic demand, real GDP grew by 8.1% in 2004. During the year, unemployment rate dropped to 6.4% in October to December 2004 from 7.1% in January to March 2004 while consumer prices registered mild increases since July 2004.


GDP
YoY
% change
15
12
9
6
3
0
-3
2003/Q1
2003/Q2
2003/Q3
2003/Q4
2004/Q1
2004/Q2
2004/Q3
2004/Q4
Year/Quarter
Source: HKSAR Census and Statistics Department


Unemployment Rate
%
9.0
8.5
8.0
7.5
7.0
6.5
6.0
2003/1-3
2003/4-6
2003/7-9
2003/10-12
2004/1-3
2004/4-6
2004/7-9
2004/10-12
Year/Quarter
Source: HKSAR Census and Statistics Department

Notwithstanding the economic upturn, the operating environment for the local banking sector continued to be challenging. While consumer confidence, private investment as well as corporate and consumer credit demand regained some growth momentum, the low interest rate environment continued to exert pressure on net interest income.


Hang Seng Index
15,000
14,000
13,000
12,000
11,000
10,000
2003/12
2004/3
2004/6
2004/9
2004/12
Year/Month
Source: Bloomberg


Hong Kong Interbank Offered Rates (Period average)
%
1.5
1.2
0.9
0.6
0.3
0.0
1-month HIBOR
3-month HIBOR
2003/1
2003/4
2003/7
2003/10
2004/1
2004/4
2004/7
2004/10
2004/12
Year/Month
Source: Hong Kong Monetary Authority

Although the US Federal Funds Target Rate was raised by an aggregate of 125 basis points to 2.25% by end-2004, HIBOR remained low throughout the year. Average 1-month and 3-month HIBORs were 0.30% and 0.46% respectively, compared to 0.99% and 1.04% in 2003. This had an adverse impact on the larger commercial banks with a more liquid balance sheet.

According to the Stock Exchange statistics, annual stock turnover in 2004 surpassed the record set in 1997 and equity funds raised by IPO also grew significantly from 2003. Investors continued to seek higher-yielding investments and the demand for wealth management products and services increased under the low interest rate environment.

The property market revitalised as prices rebounded, particularly in the luxury residential and commercial property sectors. Both transaction volume and value increased significantly. At the same time, negative equity residential mortgage loans declined sharply. However, intensified market competition further lowered the yield from mortgage loans.

In 2004, the local banking sector benefited from the benign credit environment. Both corporate and consumer credit quality improved significantly. Collateral value and borrowers' business operations picked up, which helped reduce bad debt charges.

The implementation of CEPA and the "individual visit scheme" boosted the economic interaction between the Mainland and Hong Kong. During the year, banks in Hong Kong commenced the personal RMB banking business, including deposits, exchange, remittance and RMB bank cards. These have given rise to more opportunities for growing China-related businesses.

2004 also saw an end to deflation and a return to a slight inflation towards year-end. While this did not cause any major increase in bank operating expenses during the year, it will have an impact in future years.

## Consolidated Financial Review

### Financial Performance

| | **2004** | 2003 |
|---|---|---|
| Operating profit before provisions (HK$'m) | **10,352** | 11,595 |
| Operating profit after provisions (HK$'m) | **11,980** | 9,924 |
| Profit before taxation (HK$'m) | **14,252** | 8,691 |
| Profit attributable to shareholders (HK$'m) | **11,963** | 7,963 |
| Earnings per share (HK$) | **1.1315** | 0.7532 |
| Return on average total assets | **1.56%** | 1.08% |
| Return on average shareholders' funds | **18.58%** | 13.62% |

For the year ended 31 December 2004, the Group's profit attributable to shareholders was HK$11,963 million, up HK$4,000 million or 50.23% from 2003. Earnings per share were HK$1.1315, up HK$0.3783. Return on average total assets and return on average shareholders' funds increased by 0.48 percentage point and 4.96 percentage points to 1.56% and 18.58% respectively.

Operating profit before provisions was HK$10,352 million, a drop of HK$1,243 million or 10.72%. The decrease was mainly attributable to a decline in net interest income, which was partially offset by an increase in net fees and commission income and a decrease in operating expenses. Operating profit after provisions rose by HK$2,056 million, or 20.72%, to HK$11,980 million, mainly due to provision write-back and recoveries of loans previously written off. After taking into account a property revaluation gain of HK$1,862 million, profit before taxation reached HK$14,252 million, up HK$5,561 million or 63.99%.

**Net Interest Income and Margin**

| *HK$'m, except percentage amounts* | **2004** | 2003 |
|---|---|---|
| Interest income | **15,678** | 17,759 |
| Interest expense | **(4,485)** | (4,885) |
| Net interest income | **11,193** | 12,874 |
| Average interest-earning assets | **721,402** | 706,479 |
| Net interest spread | **1.46%** | 1.73% |
| Net interest margin | **1.55%** | 1.82% |

Net interest income fell by HK$1,681 million, or 13.06%, to HK$11,193 million from 2003. During the year, average interest-earning assets grew by HK$14,923 million, or 2.11%, to HK$721,402 million. Net interest margin fell by 27 basis points to 1.55% due to the contraction of net interest spread.

Low interest rates continued to exert pressure on net interest income for banks with a high proportion of assets deployed in the short-term money market. In 2004, average 1-month HIBOR dropped by 69 basis points to 0.30%. This greatly affected the yield from average interbank placements that fell by 64 basis points from 2003. The yield of average advances to customers also declined by 34 basis points. On the one hand, the repricing of HIBOR-based loans and keen competition affected the yield of average corporate loans. On the other hand, the yield of the residential mortgage portfolio also dropped as market competition intensified during the year. The weighted average residential mortgage yield was 217 basis points below best lending rate, a drop of 26 basis points as compared to 2003. However, the yield from debt securities only dropped marginally by 6 basis points as the Group implemented more active balance sheet management to maximise return. The overall impact was a 34-basis point drop in the yield from average interest-earning assets. Cost of funding, mainly from deposits from customers, fell by 7 basis points as HIBOR stayed low during the year. As a result, both net interest margin and net interest spread contracted by 27 basis points.

### Other Operating Income

| HK$'m, except percentage amounts | 2004 | 2003 |
|---|---|---|
| Bills commissions | **547** | 556 |
| Loan commissions | **490** | 473 |
| Wealth management income | **1,361** | 1,064 |
| Stockbroking | **836** | 696 |
| Asset management | **233** | 211 |
| Life insurance | **194** | 120 |
| Bonds | **98** | 37 |
| Trust services | **75** | 76 |
| Payment services | **349** | 315 |
| Credit cards | **666** | 560 |
| Others | **819** | 811 |
| Fees and commission income | **4,307** | 3,855 |
| Fees and commission expenses | **(1,086)** | (858) |
| Net fees and commission income | **3,221** | 2,997 |
| Dividend income from investments in securities | **14** | 45 |
| Net gain/(loss) from other investments in securities | **29** | (108) |
| Net gain from foreign exchange activities | **1,056** | 965 |
| Net gain from other dealing activities | **82** | 42 |
| Net rental income from investment properties | **141** | 161 |
| Others | **121** | 277 |
| Other operating income | **4,664** | 4,379 |
| Non-interest income to total operating income ratio | **29.41%** | 25.38% |

Other operating income was HK$4,664 million, up HK$285 million or 6.51% from 2003. It accounted for 29.41% of total operating income, an increase of 4.03 percentage points from last year. Net fees and commission income increased by HK$224 million, or 7.47%, to HK$3,221 million, as revenue from the Group's wealth management business recorded a strong growth of HK$297 million.

Income from loan and bills commissions stayed flat, reflecting tighter margins due to keen market competition. The surge in wealth management income by 27.91% to HK$1,361 million was primarily driven by increases in income of HK$74 million, or 61.67%, from the distribution of life insurance products, HK$140 million, or 20.11%, from stockbroking and HK$61 million, or 164.86% from structured notes and bond sales. These results reflected the success of the Group's strategic focus on growing its wealth management business to take advantage of the increased demand for higher-yielding investments in the low interest rate environment. Income from payment services rose by HK$34 million, or 10.79%, driven by the growth in remittance transactions. Income from card business also recorded a growth of HK$106 million, or 18.93%, as cardholder spending and merchant acquiring volumes increased by 31% and 37% respectively. With the introduction of personal RMB banking services at the beginning of 2004, RMB-related businesses contributed HK$26 million of fee income. The increase in fees and commission income was partially offset by higher fees and commission expenses from credit card and residential mortgage businesses.

Compared to the first half of the year, loan and bills commission income for the second half outperformed the first half as business volume increased. Wealth management income in the second half of the year was lower mainly due to the drop in stockbroking transaction volume, generally in line with a fall in market turnover. Sales of life insurance products and investment funds also shrank as the demand for these products reduced in an interest rate hike environment.

Net gain from other investments in securities amounted to HK$29 million as compared to a net loss of HK$108 million in 2003, which was due to losses from the disposal of debt securities.

Net gain from foreign exchange activities increased by HK$91 million, or 9.43%, as business volume rose.

### Operating Expenses

| HK$'m, except percentage amounts | **2004** | 2003 |
|---|---|---|
| Staff costs | **3,291** | 3,316 |
| Premises and equipment expenses (excluding depreciation) | **725** | 732 |
| Depreciation on owned fixed assets | **585** | 611 |
| Other operating expenses | **904** | 999 |
| Operating expenses | **5,505** | 5,658 |
| Cost to income ratio | **34.72%** | 32.79% |

Operating expenses decreased by HK$153 million, or 2.70%, to HK$5,505 million, as a result of disciplined cost control and improvement in operational efficiency. Staff costs fell by HK$25 million, or 0.75%, to HK$3,291 million, as headcount decreased. Headcount measured in full time equivalents was 12,976 at end-2004, a decrease of 161 from end-2003. The reduction in other operating expenses of HK$95 million, or 9.51%, was attributable to the one-off professional fees incurred for a special review in 2003. The slight rise in cost to income ratio of 1.93 percentage points was due to the decline in total operating income.

### Provisions for Bad and Doubtful Debts

| HK$'m | **2004** | 2003 |
|---|---|---|
| Specific provisions | | |
| – new provisions | **(1,520)** | (3,834) |
| – releases | **1,851** | 768 |
| – recoveries | **1,356** | 438 |
| | **1,687** | (2,628) |
| General provisions | **(59)** | 957 |
| Net credit/(charge) to profit and loss account | **1,628** | (1,671) |

A net provision write-back of HK$1,628 million was recorded in 2004 as compared to a net charge of HK$1,671 million in 2003. New specific provision charge was down by HK$2,314 million, or 60.35%, to HK$1,520 million, mainly due to lower bad debt formation as the Group's asset quality continued to improve. This represented a HK$9,129 million, or 85.73%, reduction in new specific provision charge during the Group's merger and structuring in 2001. The significant improvement was due to continuous enhancement of risk management practices since then. Releases in specific provisions increased by HK$1,083 million, or 141.02% to HK$1,851 million, reflecting the increase in collateral value and strong collection brought by improvement in the economy and property market. As a result of the Group's relentless effort, the recovery of loans previously written off rose by HK$918 million, or 209.59%, to HK$1,356 million. General provision charge was HK$59 million due to increase in loan balance.

**Property Revaluation**

| HK$'m | **2004** | 2003 |
|---|---|---|
| Increase/(decrease) in property revaluation reserves | | |
| – Premises | **2,895** | (48) |
| – Investment properties | **629** | – |
| | **3,524** | (48) |
| Credited/(charged) to profit and loss account | | |
| – Premises | **1,337** | (741) |
| – Investment properties | **525** | (370) |
| | **1,862** | (1,111) |
| Credited to minority interests | | |
| – Premises | **28** | – |
| – Investment properties | **1** | – |
| | **29** | – |
| | **5,415** | (1,159) |

The Group registered an increase in valuation of properties amounting to HK$5,415 million in 2004, reflecting the increase in market value in a more robust property market. Premises and investment properties were revalued on the basis of their open market value on 31 October 2004 by Chesterton Petty Limited, an independent firm of chartered surveyors. The revaluation resulted in a credit to the profit and loss account of HK$1,862 million, which included a revaluation gain on premises and investment properties of HK$1,337 million and HK$525 million respectively. The remaining revaluation surplus was mainly recognised in property revaluation reserves.

**Taxation**

| HK$'m | **2004** | 2003 |
|---|---|---|
| Hong Kong profits tax | **2,113** | 576 |
| Overseas taxation | **17** | 11 |
| Share of taxation attributable to associates | **1** | 2 |
| Taxation | **2,131** | 589 |

Taxation for 2004 was HK$2,131 million, up HK$1,542 million or 261.80%, when compared to 2003. The increase was partly due to a HK$732 million write-back of tax provisions in 2003 that was no longer required after the Inland Revenue Department finalised the tax losses of the Group's predecessor merging branches and the tax position of BOCHK, and partly due to higher profit before taxation in 2004. The effective tax rate of the Group in 2004 was approximately 15%, which stayed flat when compared to last year after excluding the effect of tax provision write-back in 2003.

**Financial Position**

| HK$'m, except percentage amounts | **At 31 December 2004** | At 31 December 2003 |
|---|---|---|
| Cash and short-term funds | **102,647** | 134,106 |
| Placements with banks and other financial institutions *maturing between one and twelve months* | **107,581** | 78,240 |
| Certificates of deposit held | **22,338** | 18,776 |
| Hong Kong SAR Government certificates of indebtedness | **34,760** | 31,460 |
| Investments in securities* | **189,388** | 172,518 |
| Advances and other accounts | **309,211** | 300,094 |
| Fixed assets | **21,877** | 17,582 |
| Other assets ** | **8,974** | 9,811 |
| Total assets | **796,776** | 762,587 |
| Hong Kong SAR currency notes in circulation | **34,760** | 31,460 |
| Deposits and balances of banks and other financial institutions | **34,440** | 41,347 |
| Deposits from customers | **631,330** | 600,642 |
| Certificates of deposit issued | **3,788** | 2,432 |
| Other accounts and provisions | **22,698** | 25,289 |
| Total liabilities | **727,016** | 701,170 |
| Minority interests | **1,239** | 1,156 |
| Shareholders' funds | **68,521** | 60,261 |
| Total liabilities and capital resources | **796,776** | 762,587 |
| Loan to deposit ratio | **49.61%** | 51.38% |

* Investments in securities comprise held-to-maturity securities, investment securities and other investments in securities.

** Trade bills and interests in associates are included in other assets.

Total assets were HK$796,776 million as at 31 December 2004, up HK$34,189 million or 4.48%, from end-2003.

Cash and short-term funds fell by 23.46%. At the same time, placements with banks and other financial institutions maturing between one and twelve months increased by 37.50%. Investments in securities rose by 9.78% and the duration extended.

Fixed assets increased by HK$4,295 million, or 24.43%, to HK$21,877 million, primarily due to the rise in the valuation of premises and investment properties of HK$5,415 million.

**Advances to Customers**

| HK$'m, except percentage amounts | **At 31 December 2004** | **%** | At 31 December 2003 | % |
|---|---|---|---|---|
| Industrial, commercial and financial | **148,034** | **47.26%** | 155,839 | 50.50% |
| Individuals | **124,687** | **39.81%** | 118,962 | 38.55% |
| Trade finance | **13,279** | **4.24%** | 12,100 | 3.92% |
| Loans for use outside Hong Kong | **27,226** | **8.69%** | 21,681 | 7.03% |
| | **313,226** | **100.00%** | 308,582 | 100.00% |

The Group's advances to customers marginally increased by HK$4,644 million, or 1.50%, from end-2003 despite large write-off and collection amounting to HK$2,856 million and HK$7,323 million respectively. Loan to deposit ratio was 49.61% as at 31 December 2004, down 1.77 percentage points from end-2003.

The Group's efforts to achieve loan growth was better reflected in the growth in performing loans. As at 31 December 2004, the Group's performing loans rose by HK$13,237 million, or 4.55%, from end-2003. Moreover, the Group continued to diversify its loan portfolio by growing retail loans and overseas lending, particularly the loan portfolio of Mainland branches. As a result, lending to individuals and loans for use outside Hong Kong accounted for 39.81% and 8.69% respectively of the total advances to customers, representing a rise of 1.26 and 1.66 percentage points respectively from end-2003. As a whole, the Group has achieved an improved and more diversified loan mix covering both corporate and retail loans as well as local and overseas loans.

Regarding loans for use in Hong Kong, lending to individuals showed solid growth of HK$5,725 million or 4.81%, primarily driven by an increase of HK$5,612 million, or 6.24%, in residential mortgage loans (excluding those under the government-sponsored home purchasing schemes). Credit card advances also rose by HK$500 million, or 13.31%, reflecting the success of the Group's strategic initiative in growing the consumer credit business. Lending to industrial, commercial and financial sectors declined by HK$7,805 million, or 5.01% largely due to write-off and collection. Meanwhile, trade finance grew by 9.74%.

The 25.58% growth in loans for use outside Hong Kong was mainly driven by the increase in lending by the Group's Mainland branches and overseas lending.

**Deposits from Customers**

| HK$'m, except percentage amounts | **At 31 December 2004** | **%** | At 31 December 2003 | % |
|---|---|---|---|---|
| Demand deposits and current accounts | **32,470** | **5.14%** | 26,974 | 4.49% |
| Savings deposits | **296,462** | **46.96%** | 271,439 | 45.19% |
| Time, call and notice deposits | **302,398** | **47.90%** | 302,229 | 50.32% |
| | **631,330** | **100.00%** | 600,642 | 100.00% |

Total liabilities grew by HK$25,846 million, or 3.69%, to HK$727,016 million from end-2003, mainly caused by a rise in deposits from customers.

Deposits from customers increased by HK$30,688 million, or 5.11%, to HK$631,330 million from end-2003. During the year, the interbank liquidity remained high in Hong Kong. Despite the low interest rate environment, customers continued to place funds in savings and current accounts for liquidity preference. Savings deposits rose by HK$25,023 million, or 9.22%, to HK$296,462 million. For RMB deposits, the Group has continued to be a leading provider of personal RMB banking services since the launch of the services in early 2004.

**Asset Quality**

| HK$'m, except percentage amounts | **At 31 December 2004** | At 31 December 2003 |
|---|---|---|
| Advances to customers | **313,226** | 308,582 |
| General provisions | **(5,465)** | (5,406) |
| Specific provisions | **(2,320)** | (5,507) |
| General provisions as a percentage of advances to customers | **1.74%** | 1.75% |
| Specific provisions as a percentage of advances to customers | **0.74%** | 1.78% |
| Total provisions as a percentage of advances to customers | **2.49%** | 3.54% |
| | | |
| Non-performing loans | **9,239** | 17,832 |
| Specific provisions made in respect of non-performing loans | **(2,269)** | (5,467) |
| | | |
| Specific provisions as a percentage of non-performing loans | **24.56%** | 30.66% |
| Specific provisions and collateral coverage for classified loans | **91.66%** | 90.95% |
| Total provisions as a percentage of non-performing loans | **84.26%** | 61.20% |
| Non-performing loans as a percentage of advances to customers | **2.95%** | 5.78% |
| Classified loan ratio | **2.95%** | 5.82% |
| | | |
| Residential mortgage loans* – delinquency and rescheduled loan ratio** | **0.61%** | 1.10% |
| Card advances – delinquency ratio**# | **0.38%** | 0.75% |
| | **2004** | 2003 |
| Card advances – charge-off ratio# | **3.96%** | 8.86% |

* Residential mortgage loans exclude those under the Home Ownership Scheme and other government-sponsored home purchasing schemes.

** Delinquency ratio is measured by a ratio of total amount of overdue loans (more than three months) to total outstanding loans.

\# Computed according to the HKMA's definition.

During the year, the Group's asset quality showed remarkable improvement, attaining the lowest level of NPL ratio since 2001. Both the NPL ratio and the classified loan ratio were at 2.95%, down 2.83 and 2.87 percentage points respectively. NPLs decreased by HK$8,593 million, or 48.19% to HK$9,239 million as at 31 December 2004.

The substantial improvement in asset quality was attributable to the Group's effective risk management and collection efforts. At the same time, the recovery of the economy and increased collateral values were also key factors. During the year, net new formation of classified loans was kept at a very low level, amounting to approximately HK$1.4 billion, or less than 0.5% of total loan outstanding, compared to HK$6.3 billion in 2003. Moreover, as at 31 December 2004, classified loan ratio of loans originated after the merger and restructuring of the Group in 2001 was slightly less than 1%, indicating the higher quality of new loans granted since then.

Collateral coverage for classified loans increased to 67.17% from 60.54% at end-2003 due to the increase in collateral value and write-off. Specific provisions and collateral coverage for classified loans was 91.66%, up 0.71 percentage point, compared to 90.95% in 2003. Total provisions as a percentage of NPLs rose significantly by 23.06 percentage points from end-2003 to 84.26% as at 31 December 2004.

The quality of the Group's residential mortgage loans continued to improve. The combined delinquency and rescheduled loan ratio decreased from 1.10% to 0.61%, lower than the market average of 0.85%. The quality of card advances also improved, with charge-off ratio and delinquency ratio falling by 4.90 percentage points and 0.37 percentage point to 3.96% and 0.38% respectively, which were better than the market average.

All these achievements reflect the Group's success in enhancing risk management standards to align with international best practices and in building a more rigorous risk management culture in its daily business operation.

**Capital and Liquidity Ratios**

| HK$'m, except percentage amounts | **At 31 December 2004** | At 31 December 2003 |
|---|---|---|
| Tier 1 capital | **60,905** | 56,755 |
| Tier 2 capital | **5,049** | 4,997 |
| Unconsolidated investments and other deductions | **(1,257)** | (1,429) |
| Total capital base after deductions | **64,697** | 60,323 |
| Risk-weighted assets | | |
| On-balance sheet | **369,875** | 362,531 |
| Off-balance sheet | **34,045** | 37,249 |
| Deductions | **(3,091)** | (622) |
| Total risk-weighted assets | **400,829** | 399,158 |
| Total risk-weighted assets adjusted for market risk | **400,977** | 396,682 |
| Capital adequacy ratios | | |
| Before adjusting for market risk | | |
| Tier 1 | **15.19%** | 14.22% |
| Total | **16.14%** | 15.11% |
| After adjusting for market risk | | |
| Tier 1* | **15.19%** | 14.31% |
| Total* | **16.13%** | 15.21% |
| | **2004** | 2003 |
| Average liquidity ratio | **36.03%** | 37.76% |

* The capital adequacy ratios take into account market risks and are calculated in accordance with the relevant HKMA guidelines.

The consolidated capital adequacy ratio increased by 1.03 percentage points to 16.14% as at 31 December 2004, compared to 15.11% at end-2003, mainly due to a growth of the Group's total capital base after deductions.

The capital base after deductions grew by HK$4,374 million as retained earnings increased. Total risk-weighted assets rose by HK$1,671 million, primarily because of an increase in on-balance sheet risk-weighted assets by HK$7,344 million, a decline of HK$3,204 million in off-balance sheet risk-weighted assets and an increase in deductions by HK$2,469 million. The growth in on-balance sheet risk-weighted assets was due to an increase in interbank placements and debt securities investments while off-balance sheet risk-weighted assets declined as a result of a decrease in other commitments with an original maturity of one year and over. The increase in deductions of risk-weighted assets was due to an increase in the valuation of premises and investment properties.

BOCHK's average liquidity ratio was 36.03%, down 1.73 percentage points from end-2003, mainly due to a decrease in average 1-month net interbank placements.

## Business Review

### *Commercial banking*

The Commercial Banking segment consists of the Retail Banking and Corporate Banking businesses.

| HK$'m | **2004** | 2003 |
|---|---|---|
| Net interest income | **7,880** | 9,392 |
| Other operating income | **3,288** | 3,116 |
| Operating income | **11,168** | 12,508 |
| Operating expenses | **(4,317)** | (4,373) |
| Operating profit before provisions | **6,851** | 8,135 |
| Write-back of/(charge for) bad and doubtful debts | **1,628** | (1,671) |
| Operating profit after provisions | **8,479** | 6,464 |
| Segment assets | **317,064** | 310,008 |
| Segment liabilities | **651,539** | 621,211 |

Note: For additional segmental information, see Note 40 to the accounts.

**Segment financial highlights**

- Net interest income decreased by HK$1,512 million, or 16.10%, to HK$7,880 million. The decrease was mainly due to a narrowed deposit spread, which was partially offset by an increase in income from the Retail Banking loan portfolio, mainly comprising residential mortgage loans as the HKD Prime and HIBOR spread widened and the balance increased. Net interest income from Corporate Banking declined marginally as compared to 2003.

- Other operating income grew by HK$172 million, or 5.52%, to HK$3,288 million, driven by strong revenue growth from the Group's wealth management business.

- Costs remained under prudent control.

- Owing to improved asset quality and strong recoveries, there was a significant provision write-back from the Corporate Banking loan portfolio.

- Overall, the provision write-back offset the decline in net interest income, resulting in a net growth of HK$2,015 million, or 31.17%, in the Commercial Banking segment's operating profit after provisions.

### *Retail banking*

**Solid growth in all major business areas.** To diversify the Group's income streams, wealth management has been a top priority insofar as Retail Banking strategies are concerned. In 2004, the Group aimed at further solidifying its wealth management platform while developing more professional and tailor-made products and services to cater for different customer segments. It also strove to maintain its leading position in the deposit taking and mortgage lending businesses. Strengthening consumer credit and card advances was another key initiative for raising the return of its retail loan portfolio. Moreover, riding on the business opportunities arising from the economic integration between the Mainland and Hong Kong, the Group continued to grow its RMB-related business. In 2004, the Group achieved significant growth in major business areas, namely, wealth management, mortgage, cards and personal RMB banking businesses.

*Wealth management:* Wealth management registered strong growth during the year. The Group has been working closely with investment fund houses and strategic business partners to select a series of performing investment funds and other innovative investment products to fulfil customers' needs. Stockbroking transactions, sales of open-ended funds, structured notes and bonds, and distribution of insurance products grew by 31%, 68%, 27% and 66% respectively. The Group became the Arrangers and Joint Global Coordinators for the HKSAR Government's HK$20-billion global bond offering in July.

In late 2004, with an enhanced wealth management platform, it launched the Wealth Management Prime services in its 81 wealth management centres and branches. Designated Personal Financial Services Managers provide customers with comprehensive and personalised financial planning services. Furthermore, with the introduction of a sophisticated financial planning tool, Wealth MaxiWiser, the Group further strengthened its professional investment portfolio analysis and recommendations for customers. During the year, the total number of wealth management customers tripled with approximately HK$130 billion asset under management. The enlarged clientele would provide new impetus to the Group's wealth management business.

*Mortgage:* Despite intense competition, the Group's mortgage business continued to grow and outperform the market. The Group's mortgage balance was up 6.24% from end-2003. To satisfy customers' diverse finance needs under the prevailing low interest rate environment, new products, including the fixed interest rate mortgage scheme and the HIBOR based mortgage scheme, were introduced in 2004. Both schemes were well received by customers. The asset quality of mortgage loans continued to improve as a result of the rise in property price and the Group's effective risk management. The combined delinquency and rescheduled loan ratio fell to 0.61%, lower than the market average. The negative equity ratio dropped to 3.93% at end-2004, compared to the market average of 6.30%.

*Personal loans:* Sustained economic growth and increasing consumer credit demand contributed to the growth of the Group's personal loans, which increased by approximately 6%. During the year, the Group expanded its range of personal loan products and launched iSmart personal loans and iSmart tax loans that allow customers to enjoy a higher degree of financial flexibility.

*Credit cards:* Riding on the growth momentum of 2003, the Group's card business showed outstanding performance in 2004 with 11% increase in net fees and commission income. During the year, a wide range of new services and products were offered to customers. For example, the newly launched Warner Mini Card and 2004 BOC Euro Commemorative MasterCard were both well received by customers. The Group was also the first bank in Asia to launch Euro-denominated credit cards. At the same time, it expanded its business to Macau with the issuance of Platinum MasterCard.

Compared to 2003, cardholder spending and the number of cards issued grew by 31% and 34% respectively. Merchant acquiring volume rose by 37%. Meanwhile, card receivable balance increased by 13.31%, higher than the market growth rate. The reviving economy also helped improve the charge-off ratio and delinquency ratio to 3.96% and 0.38% respectively, well below the market average.

The continual success of the Group's card business further solidified its position in the industry. In 2004, it received several awards from Visa International and MasterCard International.

The Group's China-related card business achieved important milestones in 2004. It pioneered the launch of the China UnionPay Card acquiring business in Hong Kong in January. With over 6,400 new terminals in over 4,000 merchant sales points at end-2004, the Group has been providing reliable and convenient payment service to the Mainland UnionPay cardholders in Hong Kong. In September, China UnionPay Card acquiring business was also extended to Macau.


rmb¥
RMB
FIRST CLASS
First class RMB services

*Personal RMB banking business:* The Group has maintained its market leadership in offering personal RMB banking services since launching the business in February. It was the first bank to offer a comprehensive range of RMB products and services, including deposits, exchange, remittances and cards. It also provides an extensive service network, comprising branches, ATMs, Internet banking and telephone banking. RMB withdrawal services are made available via its 232 ATMs throughout Hong Kong. It pioneered the issuing of RMB credit cards in April and led the local RMB card business by having issued over 50,000 RMB cards at end-2004.

*Channels:* In order to optimise its branch network and align with its wealth management strategies, the Group continued to reengineer its distribution network. During the year, 7 branches were closed and 1 branch was opened in Hong Kong. As at end-2004, the total number of branches in Hong Kong was 283 and the number of ATMs was 447, as compared to 289 and 449 respectively at end-2003.

Good progress was made in strengthening the Group's e-business channels. During the year, new functions were incorporated in the Group's Internet banking services, including new on-line wealth management services, transfers, RMB banking services and credit card payment services. By end-2004, the number of iT's Banking customers grew by 15% and the number of transactions doubled that in 2003.

### *Corporate banking and financial institutions*

**Growing with a new business model.** As one of the largest corporate lenders in Hong Kong, the Group is committed to becoming a close partner to customers by offering a comprehensive range of financial services to meet their specific needs. Capitalising on the strengths and capabilities that it possess, it aims at expanding its market share and building its high-return business.



*New business model:* In 2004, the Group refined its customer and product management framework. The new business model is more customer-centric, emphasising the development of business strategies appropriate for different customer segments so that the Group can become its customers' preferred banker. Under this model, corporate relationship managers have been re-organised in accordance with their industrial specialty to work closely with a team of product managers. The former specialises in customer relationship management whereas the latter's expertise is in product development. The two teams collaborate with each other to ensure that customers' needs are satisfied with the best products. This approach not only enables the Group to provide customers with quality products and services in a timely and cost-effective way, but also prepares it for new business opportunities.

*Business development and asset quality improvement:* The Group has maintained its competitive advantage in Corporate Banking business. In 2004, it was ranked by Basis Point, a leading source of Asian debt market news and analysis, as the second largest local syndicated lending arranger. Focusing on strengthening its trade finance services, the Group achieved high ratings in the service quality of import and export factoring at a competition organised by Factors Chain International, a global network of leading factoring companies. Despite intense market competition, the Group's trade bills transaction volume increased by 13%. Trade finance related loans also grew by 9.74%.

During the year, effective collection and write-off were implemented. By the end of 2004, the Group's overall corporate loan quality improved substantially as evidenced by the record low classified loan ratio and bad debt formation level since the Group's restructuring in 2001.

*Channels:* The Group undertook various initiatives to improve its product quality and operational efficiency. In February 2004, it launched the Financial Institutions Online, which allows correspondent banks to manage their accounts via Internet. In May 2004, the CBS Online was rolled out, enabling corporate clients to manage their accounts via the Internet. By the end of 2004, the number of CBS customers increased by 42%. These initiatives also facilitate the development of the Group's cash management business.

*Clearing and settlement services:* Appointed by the PBOC as the clearing Bank for RMB business in Hong Kong, the Group launched RMB clearing services in February 2004, serving 38 participating banks. It was also appointed the agent bank for the HKD and USD RTGS Link between the Guangdong Province and Hong Kong in March. In July, the Group was nominated by the PBOC as the agent bank for the USD Joint Cheque Clearing Service between Shenzhen and Hong Kong.

### *China-related business*

**Robust growth on a solid foundation.** China-related business is one of the Group's core growth areas. The Group's China business model leverages its retail and corporate franchise in Hong Kong, branch network in the Mainland, and close relationship with BOC to provide cross border financial services to customers. The Group's Mainland branch network now acts as an extended arm of its Retail Banking and Corporate Banking business units. New organisational structure, market positioning, customer segmentation and product development strategy have been formulated to drive this new model. The Group has also been taking a new approach in cooperating with BOC in business development by providing complementary financial services to BOC's customers in both Hong Kong and the Mainland.

In 2004, the Group's China-related business continued to deliver good results. The combined operating profit before provisions of the Mainland branches increased by 22% to HK$147 million. Total advances to customers rose significantly by 53% to HK$9,345 million while customer deposits grew by 17% to HK$2,285 million. Asset quality improved considerably with the classified loan ratio falling to 3.26% at end-2004 from 10.35% at end-2003.

The Group has made very good progress in expanding the business scope of its Mainland branches and sub-branches. Further to obtaining the approval to operate RMB business to foreign enterprises, BOCHK's Shanghai and Shenzhen branches (including sub-branches) were allowed to offer RMB business service to Chinese enterprises. In addition, Nanyang's Dalian and Guangzhou branches also obtained the approval for providing RMB business to foreign and Chinese enterprises during the year. Six branches and sub-branches were allowed to commence financial derivatives business. Moreover, benefiting from the implementation of CEPA, BOCHK's Shantou and Shenzhen branches (including sub-branches) were admitted to commence insurance agency business while two other branches have already submitted their documents for insurance agency business.

The Group also undertook to enhance its services through the development of the electronic channel. In January, iT's Online Banking and Telephone Banking were launched successfully, enabling customers to check their account status, review payment records and request for various financial information. Four Mainland branches were also allowed to join the China National Advanced Payment System, which provides real-time, safe and cost-efficient means of fund transfer to the Group's Mainland customers.

### *Treasury*

The Group's treasury operation covers foreign exchange, gold bullion, derivatives, money markets, and capital markets. The following table summarises the performance of the treasury operation.

| HK$'m | **2004** | 2003 |
|---|---|---|
| Net interest income | **2,928** | 2,982 |
| Other operating income | **1,121** | 918 |
| Operating income | **4,049** | 3,900 |
| Operating expenses | **(159)** | (162) |
| Operating profit before provisions | **3,890** | 3,738 |
| Charge for bad and doubtful debts | **–** | – |
| Operating profit after provisions | **3,890** | 3,738 |
| Segment assets | **456,948** | 432,947 |
| Segment liabilities | **72,453** | 77,671 |

Note: For additional segmental information, see Note 40 to the accounts.

**Segment financial highlights**

- Net interest income decreased marginally by HK$54 million, or 1.81%, to HK$2,928 million.
- Other operating income increased by HK$203 million, or 22.11%, to HK$1,121 million, mainly due to the gain from foreign exchange activities against the losses from the disposal of debt securities in 2003.
- Segment operating profit after provisions increased by HK$152 million, or 4.07%, to HK$3,890 million.

**Growth in customer-driven business and active surplus fund management.** The US interest rate hike and the low HIBOR resulted in a very challenging environment for treasury management in 2004. However, the Group strove to stabilise its net interest income through active asset and liability management. During the year, taking advantage of its flexible balance sheet, the Group lengthened the duration of its debt securities portfolio and increased investments in structured bonds and asset-backed securities for higher interest yield.

At the same time, strong emphasis was placed on developing new products and sales channels to improve the Group's non-interest income stream. Through enhanced collaboration with the Retail Banking and Corporate Banking businesses, customer-driven business grew while transaction volumes of foreign exchange, bullion and option-linked deposits increased significantly from 2003. In the fourth quarter, the Group launched the retail currency option trading services.

The Group also managed to grow the number of treasury customers by 14% and increased the transaction volumes of structured products significantly.

### *Technology and operations*

In 2004, the Group made good progress in information technology development. The Group met its targets in 2004 by successfully completing its core banking system enhancement, and various system changes for business development, process re-engineering and compliance-related requirements.

For the core banking system enhancement, the Group completed and launched its new savings account system with increased functionality. In addition, the development of the new banking application system for its Mainland branches, new securities trading system and new trade services system was completed in 2004 and scheduled to be launched in 2005. To develop its wealth management business, the Group completed and launched a new wealth management system offering financial planning and portfolio management services to customers.

To support business development, the Group also achieved the followings:

- Completed CBS Online that offers an Internet-based channel to corporate customers;
- Upgraded iT's banking system;
- Completed linkage of the RTGS system between Hong Kong and Guangdong;
- Completed RMB Settlement Institute Management System for RMB clearing services; and
- Enhanced system functionality to meet the increasing complexity and diversity of its treasury product development.

To increase operational efficiency, the Credit Workflow Management System was launched, which facilitates fast and efficient credit approval and management process for the Retail Banking business. Its usage will be extended to the Corporate Banking business in 2005. Meanwhile, the second phase of the Information Processing Centralisation Project to transfer data entry work to Shenzhen was implemented.

To meet the new financial reporting standards effective in 2005, the Group carried out a system enhancement process to ensure compliance to the new standards. Further system refinement to meet the requirement of the new financial reporting standards will be completed in the first half of 2005.

## Credit Ratings

| | Long-term | Short-term |
|---|---|---|
| Fitch | A | F1 |
| Moody's | A2 | P-1 |
| Standard & Poor's | BBB+ | A-2 |

On 1 November 2004, BOCHK obtained the first credit ratings from Fitch Ratings. Fitch Ratings assigned a long-term foreign currency rating of A and a short-term foreign currency rating of F1 to BOCHK. The outlook on the ratings is stable.

As at 31 December 2004, the long-term and the short-term foreign currency bank deposit ratings assigned by Moody's Investor Service to BOCHK were A2 and P-1 respectively. The long-term and short-term counterparty credit ratings assigned by Standard & Poor's to BOCHK were BBB+ and A-2 respectively.

These rating agencies review the ratings assigned to BOCHK periodically and may confirm or change the ratings from time to time as a result of their reviews.

## Risk Management

### *Overview*

Risk management is fundamental to the business of the Group. It is also an integral part of its day-to-day operation and business development strategy. The principal types of risk inherent in the Group's business are credit risk, market risk, interest rate risk, liquidity risk, operational risk, strategic risk, reputation risk, and legal and compliance risk. The Group's risk management goal is to maximise its long-term risk-adjusted return on capital, to reduce volatility in earnings and to enhance shareholder value, while maintaining risk exposures within acceptable limits.

### *Risk management governance structure*

BOCHK's risk management policies are designed to identify and analyse credit risk, market risk, interest rate risk, liquidity risk and operational risk, to set appropriate risk limits, and to continually monitor these risks and limits by means of administrative procedures and information systems. BOCHK continually modifies and enhances its risk management policies and procedures to reflect changes in markets and products.

The Risk Committee ("RC", formerly known as Risk Management Committee), established by the Board of Directors as a standing committee, is responsible for approving risk management policies and procedures and major asset and liability management policies proposed by the Asset and Liability Management Committee ("ALCO").

Each Strategic Business Unit ("SBU") is responsible for the implementation of appropriate policies, procedures and controls in relation to risk management under the general guidance of the Chief Risk Officer ("CRO"), who oversees the operation of the Risk Management Department ("RMD").

The Chief Financial Officer ("CFO") has oversight responsibilities for the soundness of the Group's capitalisation and earnings. In addition, the CFO, with the assistance of the Finance Department, monitors the bank-wide interest rate risk and liquidity risk and reports to the ALCO and the RC on a regular basis.

The Audit Department of BOCHK reports directly to the Board and the Audit Committee and is responsible for the monitoring of proper compliance by the Group on all risk management policies and procedures.

BOCHK's principal banking subsidiaries, Nanyang and Chiyu, are both managed consistent with the policies of the Group. These subsidiaries execute their risk management strategy independently and report to BOCHK's management on a regular basis.

### *Credit risk management*

Credit risk is the risk that a customer or counterparty will be unable or unwilling to meet a commitment that it has entered into with BOCHK. Credit risk arises principally from BOCHK's lending, trade finance and treasury activities.

BOCHK's primary goal in credit risk management is to maximise its risk-adjusted returns while maintaining its credit risk exposure within acceptable parameters. In particular, BOCHK has developed and is implementing comprehensive policies and procedures to identify, measure, monitor and control credit risk across the organisation.

The Board of Directors is responsible for determining its strategic objectives and principles for credit risk management. The Board, with the aim of maximising BOCHK's risk-adjusted return as well as shareholders' wealth, holds ultimate responsibility for BOCHK's overall credit risk management process.

The RC is a board-level committee with the responsibility for determining and revising BOCHK's credit risk management policies and procedures. BOCHK believes that independence and proper check-and-balance are of crucial importance in effective risk management. To ensure independence and checks and balance, under BOCHK's managerial and organisational structure, the RMD and the Audit Department report directly to the RC and the Audit Committee respectively.

The Chief Executive is responsible for, among other things, implementing the credit risk management strategy and policies approved by the Board. He is also charged with balancing BOCHK's goal of generating a reasonable yield on its assets whilst maintaining risk exposures within pre-defined tolerance levels.



The RMD, being structurally independent of credit initiation units, assists the Chief Executive in managing credit risk in accordance with BOCHK's credit risk management strategy and policies. It also provides independent due diligence on identification, measurement, monitoring and control of credit risk. To avoid any potential conflicts of interests, the credit review functions are independent of the business units. Multi-level credit approval authorities are set, depending mostly on the credit officers' professional experience, skills and responsibilities. All credit approval and review authorities originate from BOCHK's Board of Directors.

The Special Assets Management Department is responsible for the collection of NPLs.

BOCHK follows different approval procedures for high-risk and low-risk loans.

Low-risk credit transactions that fulfil certain requirements relating to credit types, loan purposes, loan amounts, guarantees, collateral coverage and security adequacy can be processed using low-risk loan approval procedures. Under these procedures, authorised credit officers in credit initiation units may approve this type of credit applications without prior review by the RMD. A loan review officer in the RMD conducts independent post-approval reviews of such pre-approved low-risk credit transactions and assess if initial credit decisions have been made in accordance with the established procedures.

BOCHK is committed to building a credit scoring system to facilitate credit approval process for retail exposures. Scorecard is a tool for credit risk assessment, using statistical model to analyse applicants' demographic and credit characteristics to predict future repayment performance. With scorecards, credit decisions are made based on credit scoring results, but scoring does not preclude credit officers from making credit judgment. During the year, the first application scorecard for personal unsecured credit facilities was deployed. Several other scorecards for different types of personal lending products are now in the process of implementation.

For high-risk loans, credit officers in credit initiation units can only accept and review loan applications and make the initial lending decisions. These credit applications are then independently evaluated by review officers in the RMD in respect of compliance with policies and procedures, adequacy of credit risk assessment, and information sufficiency. The RMD is authorised to exercise the right of veto based on the review conclusions.

For loans reaching the approval authority of Deputy Chief Executives or above, independent risk assessment by the Credit Risk Assessment Committee ("CRAC") is required. The CRAC is a specialised committee which consists of experts from the lending and other areas of BOCHK. The CRAC is responsible for making independent risk assessment of significant credit applications. Its assessment results will be an important basis for the CRO to make his credit review decision as well as the Chief Executive and Deputy Chief Executives to make their credit approval decisions. The CRAC itself has no credit approval authority.

Loans that exceed the approval authority of the Chief Executive have to be approved by the RC.

BOCHK has a dedicated division, the Credit Monitoring Division within the RMD, to conduct thorough and comprehensive post-disbursement examination on each obligor and group of obligors in order to identify and control individual and overall credit risk in the loan portfolio.

The early alert programme for identifying potential problem customers has been further enhanced to detect early signs of deterioration in credit status of obligors and to trigger closer monitoring process to prevent further deterioration.

To ensure that adequate efforts are dedicated to improve loan quality, BOCHK has focused more on the monitoring of significant exposures and set up internal targets to evaluate the performance in the resolution of criticised loans. The RMD regularly reports the loan quality to senior management for high-level oversight.

### *Market risk management*

Market risk is the risk that the movements in interest rates or market prices will result in losses in on-and off-balance sheet positions. BOCHK's market risk arises from customer-related business and from position taking. Market risk trading positions are subject to daily mark-to-market valuation.

Market risk is managed within the risk limits approved by the RC. The overall risk limits are divided into sub-limits by reference to different risk factors, including interest rate, foreign exchange rate, commodity price and equity price. Considering the different nature of the products involved, limits are set by using a combination of risk measurement techniques, including position limits and sensitivity limits.

Having set up the monitoring limits and supervisory procedures, the Market Risk Division in the RMD is responsible for the daily oversight of BOCHK's market risk to ensure that the overall and individual market risks are within BOCHK's risk tolerance.

VaR is a statistical technique which estimates the potential losses that could occur on risk positions taken due to movements in interest rates, foreign exchange rates, commodity prices and equity prices over a specified time horizon and to a given level of confidence. The model used by BOCHK to calculate portfolio and individual VaR on a variance/co-variance basis uses historical movements in market rates and prices, a 99% confidence level and a 1-day holding period and generally takes account of correlations between different markets and rates.

At 31 December 2004, the VaR for all trading market risk exposure of BOCHK was HK$2.9 million (31 December 2003: HK$0.8 million), the VaR for all trading interest rate risk exposure was HK$1.9 million (31 December 2003: HK$0.7 million) and the VaR for all trading foreign exchange risk exposure was HK$2.3 million (31 December 2003: HK$0.6 million). For the year ended 31 December 2004, the average VaR was HK$3.2 million (2003: HK$5.9 million), with a maximum of HK$5.6 million and a minimum of HK$0.9 million for the period.

For the year ended 31 December 2004, the average daily revenue of BOCHK earned from market risk-related trading activities was HK$2.1 million (2003: HK$1.9 million). The standard deviation of these daily trading revenues was HK$2.3 million (2003: HK$9.0 million). An analysis on the frequency distribution of daily trading revenues illustrated below shows that 31 losses (2003: 36 losses) were recorded out of 249 trading days for the year ended 31 December 2004 and the maximum daily loss was HK$6.9 million (2003: HK$119 million). The most frequent result was a daily trading revenue of between HK$1.0 million to HK$3.0 million (2003: HK$2.0 million to HK$4.0 million). The highest daily revenue was HK$8.9 million (2003: HK$36.3 million).

**Daily Distribution of Trading Market Risk Revenues For The Year Ended 31 December 2004**


Number of days
60
50
40
30
20
10
0
-5 or below
-5 to -4
-4 to -3
-3 to -2
-2 to -1
-1 to 0
0 to 1
1 to 2
2 to 3
3 to 4
4 to 5
5 to 6
6 to 7
7 to 8
8 to 9
9 to 10
10 to 11
11 to 12
12 or above
Revenue (HK$'m)

**Daily Distribution of Trading Market Risk Revenues For The Year Ended 31 December 2003**


Number of days
60
50
40
30
20
10
0
-5 or below
-5 to -4
-4 to -3
-3 to -2
-2 to -1
-1 to 0
0 to 1
1 to 2
2 to 3
3 to 4
4 to 5
5 to 6
6 to 7
7 to 8
8 to 9
9 to 10
10 to 11
11 to 12
12 or above
Revenue (HK$'m)

### *Foreign exchange risk management*

BOCHK provides foreign exchange deposit, margin trading and forward transaction services to its customers. BOCHK's trading activities in the foreign currency markets expose it to exchange rate risk. BOCHK manages exchange rate risk through its interbank market activities. In particular, BOCHK mitigates exchange rate risk by establishing position limits and limits on the loss of the whole foreign exchange trading floor. All these limits are approved by the RC. The RMD is responsible for monitoring foreign exchange exposure and related stop-loss limits on a day-to-day basis as well as credit risk exposure arising from foreign exchange transactions.

### *Interest rate risk management*

BOCHK's interest rate risk exposures mainly comprise structural positions. The major types of structural positions are: (1) repricing risk: mismatches in the maturity or repricing periods of assets and liabilities; and (2) basis risk: different pricing basis for different transactions so that yield on assets and cost of liabilities may change by different amounts within the same repricing period.

BOCHK's ALCO maintains oversight of interest rate risk and the RC sanctions the interest rate risk management policies formulated by the ALCO. The Finance Department, under the supervision of the CFO, carries out approved policies and develops systems and metrics to identify, measure and monitor interest rate risk.



Gap analysis is one of the tools used to measure BOCHK's exposure to interest rate risk. It provides BOCHK with a static view of the maturity and repricing characteristics of its balance sheet positions. The magnitude of the gaps indicates the extent to which BOCHK is exposed to the risk of potential changes in the margins on new or repriced assets and liabilities. BOCHK uses interest rate derivatives to hedge its interest rate exposures and in most cases, plain vanilla interest rate swaps are used.

With respect to repricing risk, sensitivities of earnings and economic value to interest rate changes (Earnings at Risk and Economic value at Risk) are assessed through hypothetical interest rate shock of 200 basis points across the yield curve on both sides. Earnings at Risk and Economic value at Risk are respectively controlled within an approved percentage of the projected net interest income for the year and the latest capital base as sanctioned by the RC. The result is reported to the ALCO and the RC on a regular basis.

The impact of basis risk is gauged by the projected change in net interest income under scenarios of imperfect correlation in the adjustment of the rates earned and paid on different instruments. Ratios of asset and liability of different pricing basis are set to monitor such risk.

Stress tests on repricing risk and basis risk are conducted regularly. The ALCO monitors the results of stress tests against limits and decides whether remedial action should be made.

### *Liquidity risk management*

The goal of liquidity management is to enable BOCHK, even under adverse market conditions, to meet all its maturing repayment obligations on time and to fund all of its asset growth and strategic opportunities, without forced liquidation of its assets at short notice.

BOCHK funds its operations principally by accepting deposits from retail and corporate depositors. In addition, BOCHK may issue certificates of deposit to secure a long-term financing source or may raise funds through the sale of investments. BOCHK uses the majority of funds raised to extend loans, to purchase debt securities or to conduct interbank placements.

BOCHK manages and measures its liquidity through maintaining strong liquidity ratios (average liquidity ratio for 2004: 36.03%), examining the stability of depositors and the respective concentration risk, monitoring the loan to the deposit ratio, maintaining a portfolio of high quality liquid securities and conducting regular stress tests. BOCHK also smoothens its liquidity by borrowing in the interbank markets on a short-term basis. The interbank markets generally provide an adequate amount of liquidity at borrowing rates that are subject to market conditions.

The primary goal of BOCHK's asset and liability management strategy is to achieve optimal return while ensuring adequate levels of liquidity and capital within an effective risk control framework and at reasonable cost of funding. BOCHK's ALCO is responsible for establishing these policy directives (including the liquidity contingency plan), and the RC sanctions the liquidity management policies. The Finance Department closely monitors and reports BOCHK's on-and off-balance sheet assets and liabilities with regard to the liquidity risk to ALCO.

### *Operational risk management*

Operational risk is the risk of loss resulting from inadequate or failed internal processes, people or systems, or from external events. BOCHK aims to manage this risk in line with the best practices of the industry and in preparation for the implementation of Basel II.

BOCHK manages operational risk by identifying, assessing, monitoring, controlling and mitigating the risks, and reviews the risks inherent in business processes, activities and products through internal consultation. BOCHK monitors operational risk losses and reports to the RC and senior management. As part of our effective internal control environment, BOCHK maintains adequate documentation of control procedures for its business processes. BOCHK also emphasises the need for appropriate segregation of duties and independent authorisation in all business activities.

The Business Continuity Plan is in place to support business operations in the event of disasters. Adequate backup facilities are maintained and periodic drills are conducted. The Company also arranges insurance cover to reduce potential losses in respect of operational risk.

### *Stress testing*

BOCHK supplements the analysis of various types of risks with stress testing. Stress testing is a risk management tool for estimating the BOCHK's risk exposures under stressed conditions arising from extreme but plausible market or macroeconomic movements. These tests are conducted on a regular basis and the results are reported to the Board, the RC and the ALCO on a regular basis.

### *Capital management*

The major objective of capital management is to maximise the return to shareholders while maintaining a strong capital position. BOCHK would consider the adjustment of capital mix when appropriate to achieve the lowest overall cost of capital. The ALCO, with the assistance of the Finance Department, monitors the adequacy of BOCHK's capital using the capital adequacy ratio as one of the major measurements. The Group complied with all the statutory capital standards for all the periods presented in the report.

### *Strategic risk management*

Strategic risk generally refers to the risks that may induce some current or future negative impacts on the earnings, capital, reputation or market position of the BOCHK because of poor strategic decisions, improper implementation of decisional strategies and lack of response to the market. BOCHK's Strategic Risk Management Policy defines the responsibilities of the Board and of the Management to ensure that the strategic risks of BOCHK can be effectively taken care of, and desired strategies can be successfully carried out.

### *Reputation risk management*

Reputation risk is the risk that negative publicity regarding BOCHK's business practices, whether genuine or not, will cause a potential decline in the customer base or lead to costly litigation or revenue erosion. Reputation risk is inherent in every aspect of our business operation and covers a wide spectrum of issues. Market rumours or public perceptions are significant factors in determining the level of risk in this category.

In order to mitigate reputation risk, BOCHK has formulated and implemented Reputation Risk Management Policy. This policy requires established standards to prevent and manage reputation risk proactively at an early stage, monitor external reputation risk incidents and learn from published failures of risk incidents within the financial industry. In order to eliminate or alleviate the negative impact on the BOCHK's reputation, incidents related to reputation risk are handled promptly in accordance with the Emergency Contingency Plan and Special Reporting System for Special Incidents. The Group has an Investor Relations Committee which is responsible for the monitoring and reacting to such contingencies, and to ensure compliance to the Reputation Risk Management Policy.

### *Legal and compliance risk management*

Legal risk is the risk arising from the potential that unenforceable contracts, lawsuits or adverse judgments may disrupt or otherwise negatively affect the operations or financial condition of BOCHK. The Legal and Compliance Department ("LCD") is responsible for proactively identifying, assessing and managing legal risk faced by BOCHK in the ordinary course of its business.

Compliance risk is the risk of legal and regulatory sanctions, financial loss, or loss to reputation BOCHK may suffer as a result of its failure to comply with all applicable laws, regulations, international practices, local trade standards, codes of conduct and standards of good practice. By establishing and maintaining appropriate policies and guidelines, the LCD ensures BOCHK conducts its business in compliance with the requirements of relevant laws and regulations.

## Regulatory Development

### *The New Basel Capital Accord*

In June 2004, the Basel Committee released the New Basel Capital Accord (also referred to as Basel II). Basel II will be implemented globally by end-2006. All internationally active banks in the major financial markets around the world will follow Basel II. The HKMA has announced that local banks will follow the same timetable as the Basel Committee and Hong Kong is among the first to announce its implementation proposals.

Firstly, Basel II helps promote the safety and stability of the banking sector. In assessing the capital requirements for credit risk, a more risk-sensitive approach will be adopted. Banks will be required to hold more capital against high-risk lending. Furthermore, banks will, for the first time, be required to hold capital against operational risk. In addition to credit risk, market risk and operational risk, banks will be required to assess the full range of other type of risks they run and determine how much capital to hold against them. Secondly, Basel II will help promote the adoption of advanced risk management practices. Thirdly, Basel II requires greater public disclosure about a bank's business.

The Group has formulated an implementation plan for Basel II according to the requirements of the Basel Committee and the HKMA. It is developing the required internal risk management system and conducting researches on the whole capital adequacy assessment process. The internal ratings-based approach will also be gradually adopted in the Group's business decisions. In 2005, the Group will closely follow the latest requirements relating to the Basel II set by the HKMA and carry out its implementation plan progressively.





# MAXIMISE Shareholder Value



# CORPORATE INFORMATION

## Board of Directors

*Chairman*
**XIAO Gang#**

*Vice Chairmen*
**SUN Changji#**
**HE Guangbei**

*Directors*
**HUA Qingshan#**
**LI Zaohang#**
**ZHOU Zaiqun#**
**ZHANG Yanling#**
**FUNG Victor Kwok King***
**SHAN Weijian***
**TUNG Chee Chen***
**YANG Linda Tsao***

# Non-executive Directors
* Independent Non-executive Directors

*Senior Adviser*
**NEOH Anthony Francis**

## Senior Management

*Chief Executive*
**HE Guangbei**

*Deputy Chief Executive* *(in charge of Retail Banking)*
**LAM Yim Nam**

*Chief Financial Officer*
**LEE Raymond Wing Hung**

*Deputy Chief Executive* *(in charge of Corporate Banking)*
**GAO Yingxin**

*Chief Risk Officer*
**CHEUNG Alex Yau Shing**

*Chief Information Officer*
**LIU Peter Yun Kwan**

*Company Secretary*
**YEUNG Jason Chi Wai**

## Registered Office

52nd Floor, Bank of China Tower
1 Garden Road
Hong Kong

## Auditors

PricewaterhouseCoopers

## Share Registrar

Computershare Hong Kong Investor Services Limited
46th Floor, Hopewell Centre
183 Queen's Road East
Hong Kong

## ADS Depositary Bank

Citibank, N.A.
Depository Receipts Services
388 Greenwich Street, 14th Floor
New York, NY 10013
United States of America

## Website

www.bochk.com

# BOARD OF DIRECTORS AND SENIOR MANAGEMENT

## DIRECTORS



### Mr. XIAO Gang, Chairman

Aged 46, is the Chairman of the Board of Directors and Chairman of the Risk Committee of both the Company and BOCHK. He is also a Director of BOC (BVI) and BOCHKG. Mr. Xiao has been the Chairman and President of Bank of China since March 2003 and the Chairman of Bank of China Limited since August 2004. He was elected as the Chairman of China Association of Banks from June 2003 to December 2004. Prior to joining BOC, Mr. Xiao joined PBOC in 1981 and had served various positions in PBOC, including Director of the Research Bureau, Head of the China Foreign Exchange Trading Center, Director of the Planning and Treasury Department, Assistant Governor and Director of the Monetary Policy Department, Assistant Governor and President of Guangdong Branch of PBOC and Director of the Guangdong Branch of the State Administration of Foreign Exchange. Mr. Xiao served as Deputy Governor of the PBOC from October 1998 to March 2003. Mr. Xiao graduated from Renmin University of China with a master's degree in Law.



### Mr. SUN Changji, Vice Chairman

Aged 62, is a Vice Chairman of the Board of Directors and Chairman of the Nomination and Remuneration Committee of both the Company and BOCHK. He is also a Director of BOC (BVI) and BOCHKG. Mr. Sun was a Vice Chairman of the Board of Directors of BOC from November 2000 to August 2004 and an Executive Vice President of BOC from January 1999 to August 2004. Mr. Sun is a senior engineer (professor). In January 2003, Mr. Sun was elected as a member of the tenth National Committee of the Chinese People's Political Consultative Conference. He was concurrently the President of China Orient Asset Management Corporation from September 1999 to August 2001. Mr. Sun was the First Deputy Director-General of the State Administration of Machinery Industry of the PRC from April 1998 to January 1999 and a Vice Minister of the Ministry of Machinery Industry of the PRC from April 1993 to April 1998. He was a Deputy Director-General of the Production Department of the Ministry of Machinery Industry from 1991 to 1993. Mr. Sun graduated from Tsinghua University in 1966 with a bachelor's degree.



### Mr. HE Guangbei, Vice Chairman and Chief Executive

Aged 50, is a Vice Chairman and the Chief Executive of both the Company and BOCHK with overall responsibility for the business and operations of BOCHK. He is also Chairman of Chiyu and Nanyang, Director of Hong Kong Interbank Clearing Limited, Hong Kong Note Printing Limited and HKICL Services Limited. He is the designated representative of BOCHK to the Hong Kong Association of Banks where he serves as the presiding Chairman and a council member of the Hong Kong Trade Development Council in 2005. He holds various public positions which include member of the HKMA Exchange Fund Advisory Committee and Banking Advisory Committee, Vice President of the Hong Kong Institute of Bankers, member of the Board of Hong Kong Airport Authority, member of Greater Pearl River Delta Business Council, Adviser of the Hong Kong Chinese Enterprises Association and general committee member of the Hong Kong General Chamber of Commerce. He joined BOC in 1980 and since then, he had assumed various positions at BOC and had been posted to its New York Branch and Paris Branch. He was a Managing Director of BOC from 1999 to 2004 and an Executive Vice President of BOC from 2000 to 2003. Mr. He graduated from the Beijing Second Foreign Languages Institute in 1979 with a bachelor's degree and obtained a master's degree in international management studies from the University of Texas at Dallas in 1985.



**Mr. HUA Qingshan, Non-executive Director**

Aged 52, is a Non-executive Director and a member of the Risk Committee of both the Company and BOCHK. Mr. Hua is also a Director and an Executive Vice President of BOC and the Chairman of BOC-CC. Mr. Hua was an Executive Assistant President of BOC from June 1994 to December 1998. Mr. Hua graduated from Peking University in 1984 and obtained a master's degree from Hunan University in 1996.



**Mr. LI Zaohang, Non-executive Director**

Aged 49, is a Non-executive Director and a member of the Nomination and Remuneration Committee of both the Company and BOCHK. Mr. Li is also a Director and an Executive Vice President of BOC and the Chairman of BOC Investment, BOC Insurance and Bank of China (Canada). Mr. Li has over 20 years' experience in the banking industry. Mr. Li was the General Manager and an Executive Vice President of the China Construction Bank Head Office from August 1990 to November 2000. Mr. Li graduated from the Nanjing Institute of Meteorology in 1978 with a bachelor's degree.



**Mr. ZHOU Zaiqun, Non-executive Director**

Aged 52, is a Non-executive Director and a member of the Audit Committee of both the Company and BOCHK. Mr. Zhou is also an Executive Vice President of BOC. Mr. Zhou has over 20 years' experience in the banking industry. Mr. Zhou was a Managing Director of BOC from November 2000 to August 2004 and the General Manager of the ICBC, Beijing Branch from December 1999 to November 2000. Mr. Zhou was the General Manager of the Planning and Financial Department of ICBC from January 1997 to December 1999. Mr. Zhou obtained a master's degree from Northeast Institute of Finance and Economics in 1996.



### Mdm. ZHANG Yanling, Non-executive Director

Aged 53, is a Non-executive Director and a member of the Risk Committee of both the Company and BOCHK. She is also an Executive Vice President of BOC and the Chairman of BOCI and Bank of China (Hungary) Limited. Mdm. Zhang is a Vice Chair of ICC Commission on Banking Technique and Practice since September 2003. Mdm. Zhang has joined BOC for 28 years. Mdm. Zhang had been Executive Assistant President of BOC since October 2000 and is also the Chief Legal Adviser of BOC since December 2002. Mdm. Zhang was the General Manager of BOC, Milan Branch from April 2000 to October 2001 and the General Manager of the Legal Department of BOC from February 2001 to August 2002. She was the Deputy General Manager of the Training Department of BOC from June 1992 to April 1997, the General Manager of the Banking Department of BOC from April 1997 to April 2000 and was a Managing Director of BOC from November 2000 to August 2004. Mdm. Zhang graduated from Liaoning University in 1977 with a bachelor's degree and obtained a master's degree from Wuhan University in 1999.



### Dr. FUNG Victor Kwok King, Independent Non-executive Director

Aged 59, is an Independent Non-executive Director of both the Company and BOCHK. He is also a member of the Audit Committee and the Nomination and Remuneration Committee of both the Company and BOCHK. Dr. Fung is Chairman of the Li & Fung Group of companies (including publicly listed Li & Fung Limited, Integrated Distribution Services Group Limited and Convenience Retail Asia Limited), the Hong Kong Airport Authority, the Hong Kong University Council, the Greater Pearl River Delta Business Council and the Hong Kong – Japan Business Co-operation Committee. He is a member of Chinese People's Political Consultative Conference and the Hong Kong SAR Government Judicial Officers Recommendation Committee. He is also an Independent Non-executive Director of PCCW Limited, Orient Overseas (International) Limited and Sun Hung Kai Properties Limited. Dr. Fung holds Bachelor and Master Degrees in Electrical Engineering from the Massachusetts Institute of Technology and a Doctorate in Business Economics from Harvard University. In 2003, Hong Kong SAR Government awarded Dr. Fung the Gold Bauhinia Star for distinguished services to the community.



### Mr. SHAN Weijian, Independent Non-executive Director

Aged 51, is an Independent Non-executive Director of both the Company and BOCHK. Mr. Shan is the Chairman of the Audit Committee and a member of the Nomination and Remuneration Committee of both the Company and BOCHK. Mr. Shan is a Managing Partner of Newbridge Capital Limited. Mr. Shan is also a Director of a number of companies, including Korea First Bank, Baoshan Iron & Steel Company Limited, TCC International Holdings Limited and China Unicom Limited. Mr. Shan was a Managing Director of JP Morgan, an assistant professor at the Wharton School of the University of Pennsylvania and an Investment Officer at the World Bank in Washington DC. Mr. Shan graduated from the Beijing Institute of Foreign Trade with a major in English in 1979. Mr. Shan obtained a master's degree in business administration from the University of San Francisco in 1981, and received a Master of Arts degree in economics and a PhD degree in business administration from the University of California at Berkeley in 1984 and 1987 respectively.



### Mr. TUNG Chee Chen, Independent Non-executive Director

Aged 62, is an Independent Non-executive Director of both the Company and BOCHK. He is also a member of the Audit Committee and the Nomination and Remuneration Committee of both the Company and BOCHK. Mr. Tung is the Chairman and Chief Executive Officer of Orient Overseas (International) Limited. Mr. Tung is an Independent Non-executive Director of a number of listed companies, including Zhejiang Expressway Company Limited, PetroChina Company Limited, Wing Hang Bank Limited, U-Ming Marine Transport Corp., Global China Group and Cathay Pacific Airways Limited. Mr. Tung was educated at the University of Liverpool, United Kingdom, where he obtained a bachelor's degree in science in 1964. He later obtained a master's degree in mechanical engineering from the Massachusetts Institute of Technology in 1966.



### Mdm. YANG Linda Tsao, Independent Non-executive Director

Aged 78, is an Independent Non-executive Director and a member of the Audit Committee of both the Company and BOCHK. She currently chairs the Asian Corporate Governance Association (ACGA), a non-profit organisation based in Hong Kong for promoting corporate governance practices among Asian business enterprises. She also serves on various public organisations. Mdm. Yang was appointed by President Clinton as Ambassador and U.S. Executive Director to the Asian Development Bank ("ADB") from 1993 to 1999. Upon her retirement in 1999, then U.S. Secretary of the Treasury presented her with the Distinguished Service Award of the Treasury Department for her contributions at ADB during her tenure of office. Before that, she had served in various public capacities including, California's Savings and Loan Commissioner and Vice President of the Board of Administration of the Public Employees' Retirement System of the State of California (CalPERS). Mdm. Yang graduated from St. John's University in Shanghai and earned her Master of Philosophy degree (Economics) from Columbia University of New York.

## SENIOR ADVISER TO THE BOARD OF DIRECTORS



### Mr. NEOH Anthony Francis, Senior Adviser

Aged 58, is the Senior Adviser to the Board of Directors of both the Company and BOCHK which is a non-executive position. He is also an adviser to the Risk Committee of both the Company and BOCHK and is an Independent Non-executive Director of BOC since August 2004. Mr. Neoh is the Chairman and Non-executive Director of Global Digital Creations Holdings Limited. He was the Chief Adviser to the China Securities Regulatory Commission from 1998 to 2004 and the Chairman of the Hong Kong Securities and Futures Commission from 1995 to 1998 and of the Technical Committee of the International Organisation of Securities Commissions from 1996 to 1998. From 1991 to 1994, Mr. Neoh was a member of the Hong Kong Stock Exchange Council and its Listing Committee. Mr. Neoh was appointed Queen's Counsel (now retitled Senior Counsel) in April 1990. Mr. Neoh was a Visiting Scholar at the Harvard Law School from 1990 to 1991 and for the Spring semester of the academic year 2001/2002, he was the Visiting Professor from Practice at the Harvard Law School. He was appointed Nomura Visiting Professor for International Financial Systems from Practice at the Harvard Law School for the Academic Year 2003/2004.

## SENIOR MANAGEMENT



### Mr. LAM Yim Nam, Deputy Chief Executive

Aged 52, is the Deputy Chief Executive responsible for the retail banking strategic business unit of the Group and the General Manager of the Retail Banking Department of BOCHK. Mr. Lam is also a Director of BOC-CC. Mr. Lam has over 20 years' experience in the banking industry. From August 1989 to August 1998, Mr. Lam was the Deputy General Manager of the Kwangtung Provincial Bank, Hong Kong Branch. Mr. Lam was the Deputy General Manager of BOC, Hong Kong Branch from November 1998 to December 1999, and the Acting General Manager of the National Commercial Bank, Hong Kong Branch from January 2000 to September 2001. Mr. Lam graduated from the Chinese University of Hong Kong with a bachelor's degree and a master's degree in business administration.



### Mr. LEE Raymond Wing Hung, Chief Financial Officer

Aged 55, is the Chief Financial Officer of the Group. Mr. Lee is a fellow of the Chartered Association of Certified Accountants and an associate of the Hong Kong Institute of Certified Public Accountants. Mr. Lee has over 30 years' of extensive international banking experience acquired both locally and overseas. Prior to joining the Group, Mr. Lee was a Director, Alternate Chief Executive and Managing Director of CITIC International Financial Holdings Limited from 2002 to 2003, and was a Director and Chief Executive of The Hong Kong Chinese Bank from 1999 to 2002. He was seconded by The Bank of New York in 1992 to serve as a Director and Alternate Chief Executive of Wing Hang Bank and had remained in that capacity until 1999. While serving in Wing Hang, Mr. Lee was concurrently a Senior Vice President and Managing Director of The Bank of New York, where he had served in different capacities in New York and Toronto since 1982. Prior to 1982, he had worked for Bank of America for 8 years in various positions in different Asian and North American cities.



### Mr. GAO Yingxin, Deputy Chief Executive

Aged 42, is the Deputy Chief Executive in charge of the Group's corporate banking business. Before joining BOCHK, he was President and Chief Operating Officer of BOCI in Hong Kong. Mr. Gao joined the BOC Group in 1986 where he began working on financing projects for various industries at BOC's Head Office in Beijing. In 1999, he became General Manager of Corporate Banking at BOC Head Office where he was responsible for managing and building BOC Group's customer relationships with and global financing for multinational corporations and premium domestic clients in the Mainland of China. He was also in charge of BOC's major financing projects. From 1995 to 1996, he was seconded to the Finance Department of Northern Telecom (Nortel) Head Office in Canada. Mr. Gao graduated from the East China University of Science and Technology in Shanghai with a master's degree in Engineering in 1986.



**Mr. CHEUNG Alex Yau Shing, Chief Risk Officer**

Aged 43, is the Chief Risk Officer of the Group. He is in charge of the Group's overall risk management function, overseeing BOCHK's Risk Management Department and Legal and Compliance Department. Mr. Cheung has more than 20 years of experience in banking and accounting. Before joining BOCHK, he had worked for Hang Seng Bank for more than 9 years, during which he had assumed various positions including Assistant General Manager and Chief Credit Officer, Head of Credit Risk Management Department and Head of Audit Department. Before joining Hang Seng Bank, he was Vice President and Audit Manager of Chase Manhattan Bank. He had also served the Hong Kong SAR Government and KPMG as Audit Examiner and Accountant respectively. Mr. Cheung graduated from the University of Hong Kong in 1984 with a Bachelor of Social Sciences Degree in Economics and Management Studies. He is a fellow of the Chartered Association of Certified Accountants and a Certified Public Accountant of the Hong Kong Institute of Certified Public Accountants.



**Mr. LIU Peter Yun Kwan, Chief Information Officer**

Aged 53, is the Chief Information Officer of the Group. Reporting to the Chief Financial Officer, he is in charge of the Group's Information Technology Department. Mr. Liu has more than 34 years of experience in IT and financial services. He was previously Sector Head – Business Consulting Services (Financial Services Sector) of IBM China/Hong Kong Limited. Mr. Liu had also acted as Regional Chief Operating Officer of UBS Warburg, Managing Director and Asia Pacific Chief Operating Officer of UBS Private Banking and Global Business Technology Officer of UBS Private Banking – Asia, USA and the UK. Before joining UBS, he had held other senior positions in information technology, operations and business management at Chase Manhattan Bank, Citibank, Hong Kong Productivity Council and John Swire & Sons (Hong Kong) Limited respectively.



**Mr. YEUNG Jason Chi Wai, Company Secretary**

Aged 50, is the Company Secretary of the Company and BOCHK and Head of Investor Relations of the Group. Mr. Yeung has over 10 years' experience practising corporate and commercial law. Prior to joining the Group on 1 October 2001, Mr. Yeung was the General Counsel and a Director of China Everbright Limited and a partner of Woo, Kwan, Lee & Lo. He has also served at the Securities and Futures Commission in Hong Kong. Mr. Yeung is a member of the Legal Committee of the Hong Kong General Chamber of Commerce, the Inland Revenue Board of Review and the Juries Sub-committee of the Hong Kong Law Reform Commission. Mr. Yeung was educated at the University of Hong Kong where he obtained a bachelor's degree in social sciences. Mr. Yeung later graduated from The College of Law, United Kingdom and further obtained a bachelor's degree in law from the University of Western Ontario, Canada and a master's degree in business administration from the Richard Ivey School of Business of the University of Western Ontario, Canada.

The Directors are pleased to present their report together with the audited consolidated accounts of the Company and its subsidiaries for the year ended 31 December 2004.

## Principal Activities

The principal activities of the Group are the provision of banking and related financial services. An analysis of the Group's performance for the year by business segments is set out in Note 40 to the accounts.

## Results and Appropriations

The results of the Group for the year are set out in the consolidated profit and loss account on page 83.

The Board has recommended a final dividend of HK$0.395 per share, amounting to approximately HK$4,176 million, subject to the approval of shareholders at the forthcoming Annual General Meeting to be held on Thursday, 26 May 2005. If approved, the final dividend will be paid on Tuesday, 31 May 2005 to shareholders whose names appear on the Register of Members of the Company on Tuesday, 24 May 2005. Together with the interim dividend of HK$0.320 per share declared in August 2004, the total dividend payout for 2004 would be HK$0.715 per share.

## Closure of Register of Members

The Register of Members of the Company will be closed, for the purpose of determining shareholders' entitlement to the final dividend, from Thursday, 19 May 2005 to Tuesday, 24 May 2005 (both days inclusive), during which period no transfer of shares will be registered. In order to rank for the final dividend, shareholders should ensure that all transfer documents, accompanied by the relevant share certificates, are lodged with the Company's Share Registrar, Computershare Hong Kong Investor Services Limited, at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, not later than 4:00 p.m. on Wednesday, 18 May 2005. Shares of the Company will be traded ex-dividend as from Tuesday, 17 May 2005.

## Reserves

Details of movements in the reserves of the Group are set out in the consolidated statement of changes in equity on page 86.

## Donations

Charitable and other donations made by the Group during the year amounted to approximately HK$6.15 million.

## Fixed Assets

Details of movements in the fixed assets of the Group are set out in Note 26 to the accounts.

## Share Capital

Details of the share capital of the Company are set out in Note 32 to the accounts.

As at the latest practicable date prior to the issue of this Annual Report and based on publicly available information, the public float of the Company was approximately 34%. The Directors consider that there is sufficient public float in the shares of the Company.

## Distributable Reserves

Distributable reserves of the Company as at 31 December 2004, calculated under section 79B of the Hong Kong Companies Ordinance, amounted to approximately HK$5,253 million.

## Five-year Financial Summary

A summary of the results, assets and liabilities of the Group for the last five years is set out on page 2.

## Directors

The present Directors of the Company are set out on page 45. The biographical details of the Directors and senior management are set out on pages 46 to 51 of this Annual Report. The term of office for each Non-executive Director is three years.

On 2 February 2004, Mr. Ping Yue resigned as Non-executive Director of the Company due to retirement.

In accordance with Article 98 of the Company's Articles of Association, at each annual general meeting, one-third of the Directors or the nearest number to but not less than one-third of the Directors shall retire from office by rotation and be eligible for re-election. Accordingly, Mr. Sun Changji, Mr. Hua Qingshan, Mdm. Zhang Yanling and Dr. Fung Victor Kwok King will retire by rotation at the forthcoming Annual General Meeting and, being eligible, offer themselves for re-election.

The Company has received from each of its Independent Non-executive Directors an annual confirmation of his/her independence and hence still considers each of them to be independent.

## Directors' Service Contracts

No Director offering for re-election at the forthcoming Annual General Meeting has a service contract with the Company or any of its subsidiaries which is not determinable by the employing company within one year without payment of compensation other than the normal statutory compensation.

## Directors' Interests in Contracts of Significance

No contracts of significance, in relation to the Group's business to which the Company, its holding companies or any of its subsidiaries or fellow subsidiaries was a party and in which a Director had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

## Directors' Interests in Competing Business

Messrs. Xiao Gang, Hua Qingshan and Li Zaohang are directors of BOC and Mr. Anthony Neoh, the Senior Adviser to the Board, is an Independent Non-executive Director of BOC. Mr. Zhou Zaiqun and Mdm. Zhang Yanling are members of the senior management of BOC. BOC is the Company's controlling shareholder, which was re-organised into a joint stock company and changed its name to Bank of China Limited in August 2004. Messrs. Sun Changji, He Guangbei and Zhou Zaiqun and Mdm. Zhang Yanling were directors of BOC prior to its re-organisation.

BOC is a state-owned commercial bank in the Mainland of China providing a full range of commercial banking and other financial services through its associates throughout the world. Certain of the Group's operations overlap with and/or are complementary to those of BOC and its associates. To the extent that BOC or its associates compete with the Group, the Directors believe that the Group's interests are adequately protected by good corporate governance practices and the involvement of the Independent Non-executive Directors.

Further, the Board's mandate also expressly provide that unless permissible under applicable laws or regulations, if a substantial shareholder or a Director has a conflict of interest in the matter to be considered by the Board, the matter shall not be dealt with by way of written resolutions, but a Board meeting attended by Independent Non-executive Directors who have no material interest in the matter shall be held to deliberate on the same.

Save as disclosed above, none of the Directors is interested in any business apart from the Group's business, which competes or is likely to compete, either directly or indirectly, with the Group's business.

## Directors' Rights to Acquire Shares

On 5 July 2002, the following Directors were granted options by BOC (BVI), the immediate holding company of the Company, pursuant to a Pre-Listing Share Option Scheme to purchase from BOC (BVI) existing issued shares of the Company at a price of HK$8.50 per share. These options have a vesting period of four years from 25 July 2002 with a valid exercise period of ten years. Twenty-five percent of the shares subject to such options will vest at the end of each year.

Particulars of the outstanding options granted to the Directors under the Pre-Listing Share Option Scheme as at 31 December 2004 are set out below:

| | | | | Number of share options | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | Date of grant | Exercise price (HK$) | Exercisable Period | Granted on 5 July 2002 | Balances as at 1 January 2004 | Exercised during the year | Surrendered during the year | Lapsed during the year | Balances as at 31 December 2004 |
| SUN Changji | 5 July 2002 | 8.50 | 25 July 2003 to 4 July 2012 | 1,590,600 | 1,590,600 | - | - | - | 1,590,600 |
| HE Guangbei | 5 July 2002 | 8.50 | 25 July 2003 to 4 July 2012 | 1,446,000 | 1,446,000 | 361,500 | - | - | 1,084,500 |
| HUA Qingshan | 5 July 2002 | 8.50 | 25 July 2003 to 4 July 2012 | 1,446,000 | 1,446,000 | - | - | - | 1,446,000 |
| LI Zaohang | 5 July 2002 | 8.50 | 25 July 2003 to 4 July 2012 | 1,446,000 | 1,446,000 | - | - | - | 1,446,000 |
| ZHOU Zaiqun | 5 July 2002 | 8.50 | 25 July 2003 to 4 July 2012 | 1,446,000 | 1,446,000 | - | - | - | 1,446,000 |
| ZHANG Yanling | 5 July 2002 | 8.50 | 25 July 2003 to 4 July 2012 | 1,446,000 | 1,446,000 | - | - | - | 1,446,000 |
| PING Yue * | 5 July 2002 | 8.50 | 25 July 2003 to 4 July 2012 | 1,446,000 | 1,446,000 | - | - | - | 1,446,000 |

* Resigned on 2 February 2004

Save as disclosed above, at no time during the year was the Company, its holding companies, or any of its subsidiaries or fellow subsidiaries a party to any arrangements to enable the Directors to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate.

## Directors' and Chief Executive's Interests in Shares, Underlying Shares and Debentures

Save as disclosed above, as at 31 December 2004, none of the Directors or Chief Executive of the Company had any interests or short positions in the shares, underlying shares or debentures of the Company or any associated corporation (within the meaning of Part XV of the SFO) as recorded in the register required to be kept by the Company pursuant to section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies.

## Substantial Interests in Share Capital

The register maintained by the Company pursuant to section 336 of the SFO recorded that, as at 31 December 2004, the following corporations had the following interests (as defined in the SFO) in the Company set opposite their respective names:

| Name of Corporation | No. of shares of HK$5 each in the Company (% of total issued shares) |
|---|---|
| Huijin | 6,974,414,229 (65.97%) |
| BOC | 6,974,414,229 (65.97%) |
| BOCHKG | 6,958,973,925 (65.82%) |
| BOC (BVI) | 6,958,973,925 (65.82%) |

Notes:

1. In August 2004, the PRC Government established Huijin to hold the entire equity capital of BOC on behalf of the State. Accordingly, for the purpose of the SFO, Huijin is deemed to have the same interests in the Company as BOC.
2. BOC holds the entire issued share capital of BOCHKG, which in turn holds the entire issued share capital of BOC (BVI). Accordingly, BOC and BOCHKG are deemed to have the same interests in the Company as BOC (BVI) for the purpose of the SFO.
3. BOC (BVI) beneficially held 6,958,406,556 shares of the Company. BOC (BVI) also holds 93.64% of the issued share capital of Hua Chiao which is in members' voluntary winding-up and which had an interest in 567,369 shares of the Company.
4. BOC holds the entire issued share capital of BOC Insurance, which in turn holds the entire issued share capital of BOC Life. Accordingly, for the purpose of the SFO, BOC is deemed to have the same interests in the Company as BOC Insurance and BOC Life, each of which had an interest in 5,700,000 shares of the Company.
5. BOC holds the entire issued share capital of BOCI, which in turn holds the entire issued share capital of BOCI Financial Products Limited. Accordingly, BOC is deemed to have the same interests in the Company as BOCI Financial Products Limited which had an interest in 521,464 shares of the Company and an interest in 3,518,840 shares held under physically settled equity derivatives.

All the interests stated above represented long positions. Save as disclosed above, as at 31 December 2004, no other interests or short positions were recorded in the register maintained by the Company under section 336 of the SFO.

## Management Contracts

No contracts concerning the management or administration of the whole or any substantial part of the business of the Company were entered into or existed during the year.

## Share Options

Pursuant to written resolutions of all the Company's shareholders passed on 10 July 2002, the Company has approved and adopted two share option schemes, namely, the Share Option Scheme and the Sharesave Plan. No options have been granted by the Company pursuant to the Share Option Scheme or the Sharesave Plan during the year.

The following is a summary of the Share Option Scheme and the Sharesave Plan disclosed in accordance with the Listing Rules:

| | Share Option Scheme | Sharesave Plan |
|---|---|---|
| Purpose | To provide the participants with the opportunity to acquire proprietary interests in the Company, to attract and retain the best available personnel, to encourage and motivate the participants to work towards enhancing the value of the Company and its shares, to allow the participants to participate in the growth of the Company and to align the interests of the Company's shareholders with those of the participants. | To encourage broad-based employee ownership of the Company's shares, to increase employee awareness and participation in the Company's share price performance, to provide employees with an additional vehicle for asset accumulation and to align the interests of all employees with those of the Company's shareholders. |
| Participants | Subject to compliance with applicable laws, any full-time or part-time employee, executive or officer of the Group, executive or non-executive director of the Group, or full-time or part-time employee, executive, officer or director of BOC or any of its subsidiaries serving as a member of any committee of the Group. | Any employee, executive, officer or director of the Group having such qualifying period of service (if any) as the Board may determine from time to time and not having been granted any options under the Share Option Scheme. |
| Total number of shares available for issue and percentage of issued share capital as at 31 December 2004 | The maximum number of shares in respect of which options may be granted under the Share Option Scheme, the Sharesave Plan and any other share option schemes and savings-based share option plans of any company in the Group (the "Other Schemes and Plans") shall not in aggregate exceed 10% of the shares in issue on 10 July 2002, that is, 1,057,278,026 shares. | Same as Share Option Scheme. |
| Maximum entitlement of each participant | The total number of shares issued and to be issued upon the exercise of the options granted and to be granted to any one participant under the Share Option Scheme and the Other Schemes and Plans (including exercised, cancelled and outstanding options) in any twelve-month period up to and including the date of grant shall not exceed 1% of the shares in issue from time to time. | The maximum number of shares (rounded down to the next whole number) which can be paid for at the exercise price with monies equal to the aggregate of the savings contributions the participant has undertaken to make by the Maturity Date (defined as below) and interest which may be accrued thereon. Provided that the total number of shares issued and to be issued upon the exercise of the options granted and to be granted to any one participant under the Sharesave Plan and the Other Schemes and Plans (including exercised, cancelled and outstanding options) in any twelve-month period up to and including the date of grant shall not exceed 1% of the shares in issue from time to time. The amount of the monthly contribution to be made by a participant shall not be less than 1% and not more than 10% of the participant's monthly salary or such other maximum or minimum amounts as permitted by the Board. |
| Period within which the shares must be taken up under an option | Such period as shall be prescribed by the directors and specified in the letter of offer. | The thirty-day period (excluding the anniversary days) immediately after the first and second anniversary days from the date of grant or such other date as determined by the Board, or the thirty-day period immediately after the third anniversary of the date of grant or such other date as determined by the Board (the "Maturity Date"), or such other period(s) as may be determined by the Board. |
| Minimum period for which an option must be held before it can be exercised | Such minimum period as shall be prescribed by the directors and specified in the letter of offer. | One year. |
| (a) Amount payable on acceptance of the option | (a) HK$1.00 | (a) HK$1.00 |
| (b) Period within which payments or calls must or may be made | (b) Payment or an undertaking to make payment on demand of the Company must be received by the Company within the period open for acceptance as set out in the letter of offer which shall not be less than 7 days after the offer date. | (b) Payment or an undertaking to make payment on demand of the Company must be received by the Company not later than the date specified in the letter of invitation as the directors may determine. |
| (c) Period within which loans for such purposes must be repaid | (c) Not applicable. | (c) Not applicable. |
| Basis of determining the exercise price | The exercise price is determined on the date of grant by the directors and shall not be less than the highest of:<br>(a) the nominal value of the Company's shares;<br>(b) the closing price of the Company's shares as stated in the Stock Exchange's daily quotations sheet on the date of grant, which must be a business day; and<br>(c) the average closing price of the Company's shares as stated in the Stock Exchange's daily quotations sheets for the five business days immediately preceding the date of grant. | Same as Share Option Scheme. |
| Remaining life | The Share Option Scheme shall remain in force for a period of ten years commencing on the first day of dealings in the Company's shares on the Stock Exchange which was 25 July 2002. | The Sharesave Plan shall remain in force for a period of ten years after the date of approval and adoption of the Sharesave Plan by the Company's shareholders, which was 10 July 2002. |

Please refer to the section "Directors' Rights to Acquire Shares" for details of the options granted by BOC (BVI) over shares of the Company pursuant to the Pre-Listing Share Option Scheme.

## Purchase, Sale or Redemption of the Company's Shares

During the year, neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company's shares.

## Major Customers

During the year, the five largest customers of the Group accounted for less than 30% of the total of interest income and other operating income of the Group.

## Connected Transactions

The Independent Non-executive Directors have reviewed the transactions for which the Stock Exchange has granted a waiver and confirmed that these transactions were:



(i) entered into in the ordinary and usual course of business of the Group;

(ii) conducted either on normal commercial terms or, if there were not sufficient comparable transactions to judge whether they were on normal commercial terms, were on terms that were fair and reasonable so far as the Company's shareholders are concerned;

(iii) entered into either in accordance with the terms of the agreements governing such transactions or (where there were no such agreements) on terms no less favourable than those available to or from independent third parties, as applicable; and

(iv) in each case where an annual cap had been agreed with the Stock Exchange, that such cap was not exceeded.

## Budgetary Discipline and Reporting

The annual budget of the Group is reviewed and approved by the Board of Directors prior to its implementation by the Management. Financial and business targets are allocated to departments and subsidiaries. There are defined procedures for the appraisal, review and approval of major capital and recurrent expenditures. Proposed significant expenditures outside the approved budget will be referred to the Board or the relevant Board committee for decision. Financial performance against targets is reported to the Board regularly. Should significant changes arise in relation to the operations, a revised financial forecast will be submitted to the Board for review in a timely manner.

## Compliance with the Guideline on "Financial Disclosure by Locally Incorporated Authorized Institutions"

The accounts for the year ended 31 December 2004 fully comply with the requirements set out in the guideline on "Financial Disclosure by Locally Incorporated Authorized Institutions" under the Supervisory Policy Manual issued by the HKMA.

## Compliance with the Code of Best Practice of the Listing Rules

The Directors confirm that the Company has complied with the Code of Best Practice as set out in Appendix 14 of the Listing Rules throughout the year ended 31 December 2004. The said Code has been replaced by the Code on Corporate Governance Practices which came into effect on 1 January 2005. The Company will report on its compliance with the Code on Corporate Governance Practices in accordance with the applicable regulatory requirements in due course.

## Auditors

The accounts have been audited by PricewaterhouseCoopers. A resolution for their re-appointment as auditors for the ensuing year will be proposed at the forthcoming Annual General Meeting.

On behalf of the Board



**XIAO Gang**
*Chairman*
Hong Kong, 23 March 2005



# STRIVE for Excellence

The Company believes in the upholding of the principles and practices of good corporate governance as the best means to ensure effective internal control and safeguard the interests of shareholders, customers and staff. It is also crucial to the healthy development of the Company in the long term. The Company strictly abides by the laws and regulations of the jurisdiction where it operates, and observes the guidelines and rules issued by regulatory authorities such as the HKMA, the Hong Kong Securities and Futures Commission and the Stock Exchange of Hong Kong. It also strives to follow the latest international and local corporate governance best practices.

## Corporate Governance Framework

With the Board at the core, the Company's corporate governance structure operates to high standards and is kept under constant review and reinforcement to maintain such standards. Under this governance structure, the role of the Board is to provide high-level guidance and oversight and is separate from that of the Management, which is devoted to the day-to-day operation and administration of the Company. The Board provides strategic guidance for the Company and maintains effective oversight over the Management. The Board acts honestly and in good faith. Its decisions are made objectively and in the best interests of the Company, with a view to maximising long-term shareholder value and fulfilling its corporate responsibility to other stakeholders of the Company.



To assist the Board in fulfilling its responsibilities and in accordance with best corporate governance practices, three standing committees have been established under the Board, namely, Audit Committee, Risk Committee, and Nomination and Remuneration Committee. A sub-committee known as Compliance Committee is also established under the Audit Committee. Ad hoc committees will be set up to undertake special assignments as and when necessary. The ad hoc committees will report to the Board or a designated standing committee. The standing committees and ad hoc committees perform their respective roles and functions as mandated by the Board, and subject to the oversight and guidance of the Board. The Board and all Board committees will assess their respective work procedure and effectiveness on a regular basis in accordance with their mandate.

The Board delegates to the Chief Executive and his Management team the power to manage and administer the day-to-day affairs of the Company. At the same time, the Board gives clear guidance as to the powers of the Management, in particular with respect to the circumstances under which the Management shall report back to and obtain prior approval from the Board before making a decision or entering into any commitment on behalf of the Company. Such delegation and guidance are subject to review by the Board on a regular basis. Furthermore, the overall strategic role of the Board and the day-to-day management function of the Management are clearly delineated within the Company in order to ensure the proper allocation of authority, responsibility and accountability. While the Chairman leads the Board, the Chief Executive is the head of the Management. The roles of the Chairman and the Chief Executive are separated and are performed by different individuals so that power is not concentrated in any one individual. In addition, the division of responsibilities between the Chairman and the Chief Executive is expressly set out in the Board's mandate.

In order to enhance the transparency of the Company's corporate governance, a new corporate governance web-page is included in the Company's corporate website. Information provided on the web-page includes the Company's corporate governance principles and framework, the composition of the Board and its Committees and a summary of their respective terms of reference, shareholders' rights and the Company's Fair Disclosure Policy. The Company's corporate website is at www.bochk.com.

## Board of Directors

The majority of the Board is made up of Non-executive Directors and Independent Non-executive Directors and the Board is assisted by a Senior Adviser. This ensures the independence and objectivity of the Board's decision-making process and the thoroughness and impartiality of the Board's oversight of the Management. The Board has established and been implementing effective procedures for the appointment of new directors. All Non-executive Directors, Independent Non-executive Directors and the Senior Adviser are appointed for a fixed term, with formal letters of appointment setting out the key terms and conditions relative to their appointment. Furthermore, in order to reinforce the accountability of Directors, the Company has passed a shareholders' resolution at the 2004 annual general meeting to amend the Company's Articles of Association. Pursuant to the amended Articles, all Directors, including the Chairman, Vice Chairmen and Chief Executive, shall retire by rotation at least once every three years at annual general meetings and be eligible for re-election.

The Board currently comprises eleven Directors, of whom four are Independent Non-executive Directors, six are Non-executive Directors and one is Executive Director. Independent Non-executive Directors comprise more than one-third of the Board and include Directors with appropriate financial management expertise. The Company is therefore in full compliance with Rules 3.10(1) and (2) of the Listing Rules. In addition, the Company has received from each of the Independent Non-executive Directors an annual confirmation of his/her independence and hence still considers each of them to be independent. Apart from Board members, the Board has also appointed an experienced and reputable Senior Adviser. The Senior Adviser attends Board meetings and offers his objective and professional advice and recommendations to the Board. Biographical details of the Directors and Senior Adviser are set out in the section "Board of Directors and Senior Management" of this Annual Report and the Company's website at www.bochk.com.

There is no relationship (including financial, business, family or other material/relevant relationship(s)) among the Board members. Messrs. Xiao Gang, Hua Qingshan and Li Zaohang are directors of BOC and Mr. Anthony Neoh, the Senior Adviser to the Board, is an Independent Non-executive Director of BOC. Mr. Zhou Zaiqun and Mdm. Zhang Yanling are members of the senior management of BOC. BOC is the Company's controlling shareholder, which was re-organised into a joint stock company and changed its name to Bank of China Limited in August 2004. Messrs. Sun Changji, He Guangbei and Zhou Zaiqun and Mdm. Zhang Yanling were directors of BOC prior to its re-organisation. It is expressly provided in the Board's mandate that, unless permissible under applicable laws or regulations, if a substantial shareholder or Director has a conflict of interest in the matter to be considered by the Board, the matter shall not be dealt with by way of written resolutions, but a Board meeting attended by Independent Non-executive Directors who have no material interest in the matter shall be held to deliberate on the same.

Six board meetings were held during the year with an average attendance rate of 97%. Individual attendance records of the Directors are set out as follows:

| Director | Number of board meetings attended | Attendance rate |
|---|---|---|
| *Non-executive Directors* | | |
| Mr. XIAO Gang (Chairman) | 6 out of 6 | 100% |
| Mr. SUN Changji (Vice Chairman) | 5 out of 6 | 83% |
| Mr. HUA Qingshan | 5 out of 6 | 83% |
| Mr. LI Zaohang | 6 out of 6 | 100% |
| Mr. ZHOU Zaiqun | 6 out of 6 | 100% |
| Mdm. ZHANG Yanling | 6 out of 6 | 100% |
| *Independent Non-executive Directors* | | |
| Dr. FUNG Victor Kwok King | 6 out of 6 | 100% |
| Mr. SHAN Weijian | 6 out of 6 | 100% |
| Mr. TUNG Chee Chen | 6 out of 6 | 100% |
| Mdm. YANG Linda Tsao | 6 out of 6 | 100% |
| *Executive Director* | | |
| Mr. HE Guangbei (Vice Chairman and Chief Executive) | 6 out of 6 | 100% |

## Audit Committee

The Audit Committee currently has five members comprising one Non-executive Director and four Independent Non-executive Directors (representing 80% thereof). The Committee is chaired by Mr. Shan Weijian, an Independent Non-executive Director.

The Committee assists the Board to fulfill its oversight role over the Company and its subsidiaries in, among others, the following areas:

- integrity of accounts and financial reporting process;
- internal control systems;
- effectiveness of internal audit function and performance appraisal of head of internal audit;
- appointment of external auditors and assessment of their qualifications, independence and performance;
- periodic review and annual audit of the Company's and the Group's accounts; and
- compliance with applicable accounting standards and legal and regulatory requirements on financial disclosures.

In August 2004, the Audit Committee undertook a thorough investigation into the events surrounding the judicial investigation by Mainland Chinese authorities of two former deputy chief executives of the Company in connection with alleged unauthorised distribution for personal purposes of certain funds belonging to BOC.

With the proactive participation of all the Independent Non-executive Directors and based on available information from internal audit and the Company's external auditors, the Committee concluded the investigation and confirmed to the Board that the funds involved are beneficially owned by BOC and have never formed part of the assets of the Group or customers other than BOC and that the incident does not impact on the financial position and operating results of the Company.

Apart from the investigation aforesaid, five scheduled committee meetings were held during the year with an average attendance rate of 92%. Individual attendance records of the relevant Directors are set out as follows:

| Director | Number of committee meetings attended | Attendance rate |
|---|---|---|
| Mr. SHAN Weijian (Chairman) | 5 out of 5 | 100% |
| Mr. ZHOU Zaiqun | 4 out of 5 | 80% |
| Dr. FUNG Victor Kwok King | 4 out of 5 | 80% |
| Mr. TUNG Chee Chen | 5 out of 5 | 100% |
| Mdm. YANG Linda Tsao | 5 out of 5 | 100% |

## Risk Committee

For better corporate governance and to reflect more accurately its role and responsibilities as well as the authorities and obligations of its members, the name of the Committee was changed from Risk Management Committee to Risk Committee in September 2004. Mr. Anthony Neoh, the Senior Adviser to the Board, attends Committee meetings as an adviser to offer his advice.

The Risk Committee currently has three members, all of whom are Non-executive Directors. It is chaired by Mr. Xiao Gang, the Chairman of the Board.

The Committee assists the Board to fulfill its oversight role over the Company and its subsidiaries in, among others, the following areas:

- establishment of the risk appetite, risk profile and risk management strategy of the Group;
- identification, assessment and management of the material risks faced by the various business units of the Group;
- review and assessment of the adequacy of the Group's risk management process, system and internal control; and
- review and monitoring of compliance with the Group's risk management process, system and internal control including compliance with prudential, legal and regulatory requirements governing the business of the Group.

During the year, the Committee reviewed the Proposal on Segmenting Risk Management Policies by Tiers, Risk Management Policy Statement and various other risk-related policies and recommended the same for adoption by the Board. The Committee also deliberated on the Group's preparation for Basel II implementation. To enhance the Group's risk monitoring, the Committee has been receiving key risk indicators prepared by the Management on a monthly basis.

Seven committee meetings were held during the year with an average attendance rate of 86%. Individual attendance records of the relevant Directors are set out as follows:

| Director | Number of committee meetings attended | Attendance rate |
|---|---|---|
| Mr. XIAO Gang (Chairman) | 6 out of 7 | 86% |
| Mr. HUA Qingshan | 7 out of 7 | 100% |
| Mdm. ZHANG Yanling | 5 out of 7 | 71% |

## Nomination and Remuneration Committee

The Nomination and Remuneration Committee currently has five members comprising two Non-executive Directors and three Independent Non-executive Directors (representing 60% thereof). It is chaired by Mr. Sun Changji, Vice-chairman of the Board and a Non-executive Director.

The Committee assists the Board to fulfill its oversight role over the Company and its subsidiaries in, among others, the following areas:

- overall human resources and remuneration strategies of the Group;
- identification and nomination of Directors, Board committee members and certain senior management members as designated by the Board from time to time;
- skills, experience and knowledge of Directors and Board committee members;
- remuneration of Directors, Board committee members and Senior Management;
- effectiveness of the Board and Board committees; and
- corporate governance framework of the Group and implementation thereof.

With a view to improving the overall human resources management, the Group launched a human resources management reform in July 2004, after reviews and inputs by the Nomination and Remuneration Committee. The Committee also reviewed the key performance indicators of the Group and senior management and the performance appraisal manual for senior management and recommended the same for approval by the Board.

Four committee meetings were held during the year with an average attendance rate of 90%. Individual attendance records of the relevant Directors are set out as follows:

| Director | Number of committee meetings attended | Attendance rate |
|---|---|---|
| Mr. SUN Changji (Chairman) | 4 out of 4 | 100% |
| Mr. LI Zaohang | 3 out of 4 | 75% |
| Dr. FUNG Victor Kwok King | 4 out of 4 | 100% |
| Mr. SHAN Weijian | 4 out of 4 | 100% |
| Mr. TUNG Chee Chen | 3 out of 4 | 75% |

## Ad Hoc Committees

Three ad hoc committees, namely, Search Committee, Independent Board Committee and Budget Committee, were established by the Board during the year to deal with specific matters delegated by the Board.

### *Search Committee*

Following the judicial investigation by Mainland Chinese authorities in August 2004 of two former deputy chief executives of the Company, the Board, in accordance with prior approved Board policy, set up the Search Committee to conduct a global and open recruitment of candidates for the positions at deputy chief executive level and to recommend to the Nomination and Remuneration Committee and the Board for final approval.

The Committee was chaired by Dr. Victor Fung Kwok King, an Independent Non-executive Director and comprised Mr. Sun Changji, Mr. He Guangbei and Independent Non-executive Directors Mr. Shan Weijian, Mr. Tung Chee Chen and Mdm. Linda Tsao Yang.

The Committee met seven times from August to December 2004 and, with the assistance of SpencerStuart, an international search consultant, succeeded in recruiting Mr. Gao Yingxin as the Deputy Chief Executive in charge of corporate banking, Mr. Alex Cheung Yau Shing as the Chief Risk Officer, and Mr. Peter Liu Yun Kwan as the Chief Information Officer before the end of the year. Throughout the search process, the Committee maintained a close dialogue with the regulators and the Company issued timely announcements to keep the public informed of the progress.

### *Independent Board Committee*

Pursuant to the Board's mandate, an Independent Board Committee was set up in August 2004 to review and approve the continuing connected transactions between the Company and its subsidiaries on the one hand and members of the BOC Group (other than the Company and its subsidiaries) on the other hand. The Committee comprised all the Independent Non-executive Directors of the Company and was chaired by Mr. Tung Chee Chen.

Although it was not required under the Listing Rules, the Independent Board Committee retained NM Rothschild & Sons (Hong Kong) Limited ("Rothschild") as the independent financial adviser to the Committee for the purpose of reviewing the continuing connected transactions. On the basis of Rothschild's affirmative advice and its own review, the Independent Board Committee was satisfied that the continuing connected transactions had been entered into in the ordinary and usual course of the Group's business on normal commercial terms.

The Company will comply strictly with the relevant reporting and annual review requirements under the Listing Rules. An announcement on this subject was made by the Company on 5 January 2005. Detailed disclosure is also included in the section "Connected Transactions" in this Annual Report.

### *Budget Committee*

The Budget Committee was set up in August 2004 for the purpose of overseeing the budgeting and business planning process for 2005. The Committee, comprising Mr. Zhou Zaiqun, a Non-executive Director and Mdm. Linda Tsao Yang, an Independent Non-executive Director, adopted an interactive approach in its review by engaging in open dialogue with the heads of all major business departments and principal subsidiaries of the Company. Recommendations made by the Committee was reviewed and accepted by the Board when finalising the Group's 2005 budget and business plan.

## Directors' Securities Transactions

The Company has adopted a "Code for Securities Transactions by Directors" to govern securities transactions by Directors. The terms of the said Code are no less exacting than the required standard set out in the Model Code for Securities Transactions by Directors of Listed Issuers contained in Appendix 10 of the Listing Rules. Having made specific enquiry of all Directors, the Directors confirmed that they have complied with the required standard set out in both the said Code and the Model Code throughout the year of 2004.

## Auditors' Fees

The Company's 2004 accounts were audited by PricewaterhouseCoopers at a total audit fee of HK$24 million. The said audit fee was approved by the Audit Committee and endorsed by the Board.

The Company incurred a fee of HK$16 million for non-audit services provided by PricewaterhouseCoopers in 2004. The Audit Committee has been briefed of the non-audit services and fees and was satisfied that such non-audit services did not (in terms of the nature of the services and the amount of fees charged relative to the audit fees) affect the independence of PricewaterhouseCoopers. The non-audit services mainly comprised tax-related services, internal control review services in relation to the Tian Xing Jian Project and accounting consultations.

## Communication with Shareholders and Shareholders' Rights

The Board regards continuous communication with shareholders as an important part of its role. For such purpose, the Company's annual general meetings offer a valuable forum for the Board to communicate directly with shareholders who are encouraged to actively participate at such meetings.

The Chairmen of the Board, the Risk Committee and the Nomination and Remuneration Committee respectively, members of the Audit Committee and representatives of PricewaterhouseCoopers were present at the Company's 2004 annual general meeting held on 21 May 2004 at the Hong Kong Convention and Exhibition Centre to respond to questions and comments raised by shareholders.

Resolutions passed at the aforesaid meeting included: adoption of the Company's and the Group's 2003 accounts, declaration of 2003 final dividend, re-election of Directors, payment of additional remuneration to Board and Committee members and secretaries, re-appointment of auditors, amendment of the Company's Articles of Association and grant of a general mandate to the Board to issue and repurchase shares of the Company.

The Board also announced at the 2004 annual general meeting certain internal policies for the exercise of the powers granted to the Board under the aforesaid general mandates to issue and repurchase shares as follows:

- The Board will not exercise the mandate to issue shares for cash in excess of 10% of the Company's issued share capital or at a discount that will result in significant dilution of shareholder value. In the exercise of such power to issue shares for cash, the Board will have regard to factors such as the Group's capital adequacy ratio, need for cash for the Group's business development, the principle that shareholders should be treated equally and the alternative of conducting a rights issue; and

- The Board has set the triggering events for the exercise of the power to repurchase shares, which include: market price of the Company's shares is lower than the fair value of the shares; the Group has surplus funds which is in excess of its short to mid term development requirements; and the Board considers it proper and appropriate to exercise the general mandate for enhancing the return on equity or net assets or earnings per share of the Company. In general, such purchases will be made on the Stock Exchange. However, if it is expected that the size of the purchases may lead to a disorderly market for the Company's shares, then the Board will consider making the purchases through a general offer, i.e. offer to all existing shareholders in proportion to their respective shareholdings. The price at which shares are repurchased will not be higher than the fair value of the shares of the Company.

In order to enhance the transparency of shareholders' voting, all the resolutions proposed at the Company's 2004 annual general meeting were voted on by poll. The Company has engaged Computershare Hong Kong Investor Services Limited, the Company's Share Registrar, to act as the scrutineer for such purpose. The results of the poll voting were published in the press and on the Company's website on the next following business day, i.e., 24 May 2004.

The Company has also provided additional information on the 2005 annual general meeting in a circular to shareholders. This includes background information to the proposed resolutions, information on the retiring Directors and information on voting and other issues relating to the 2005 annual general meeting in the form of "Frequently Asked Questions" (including how to convene an extraordinary general meeting and how to put forward a proposal for consideration by the shareholders at a general meeting). This is done to ensure that shareholders have a better understanding of their rights and can make informed decisions in relation to the subject matters of the 2005 annual general meeting.

Further shareholder information is set out in the section "Investor Relations" of this Annual Report. Shareholders who wish to raise any queries with the Board may write to the Company Secretary at 52nd Floor, Bank of China Tower, 1 Garden Road, Central, Hong Kong.

## Project Tian Xing Jian

The "Tian Xing Jian Project" was launched in September 2003 pursuant to the recommendations of the Special Committee and relevant external institutions. In this connection, the Company has conducted a comprehensive and systematic review of its corporate governance, risk management, credit approval and internal control mechanisms with a view to implementing the recommendations made by all those concerned. As a result of the Project, the standard of the Company's corporate governance, risk management, credit approval and internal control mechanisms have been significantly enhanced. The Company's image and reputation as well as the staff's confidence in the long-term development of the Company have also been reinforced. The Company is therefore pleased to announce that the Tian Xing Jian Project has been substantially completed. The completion of the Tian Xing Jian Project represents an important milestone in the Company's corporate governance and serves as the foundation on which the Company can continue to reinforce its corporate governance to attain even higher standards of excellence.

## Directors' Responsibility Statement in relation to Accounts

The following statement should be read in conjunction with the Auditors' statement of their responsibilities as set out in the auditors' report contained in this Annual Report. The statement is made with a view to distinguishing for shareholders the respective responsibilities of the Directors and of the Auditors in relation to the accounts.

The Directors are required by the Hong Kong Companies Ordinance to prepare accounts, which give a true and fair view of the state of affairs of the Company. The accounts should be prepared on a going concern basis unless it is not appropriate to do so. The Directors have responsibility for ensuring that the Company keeps accounting records which disclose with reasonable accuracy at any time the financial position of the Company and which enable them to ensure that the accounts comply with the requirements of the Hong Kong Companies Ordinance. The Directors also have general responsibilities for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.

The Directors consider that in preparing the accounts contained in this Annual Report, the Company has used appropriate accounting policies, consistently applied, and supported by reasonable and prudent judgements and estimates, and that all accounting standards which they consider to be applicable have been followed.



## Investor Relations Policy

The Company believes that effective communication with the investment community is necessary for enhancing the latter's knowledge and understanding of its goals and targets, how it seeks to achieve them and how it performs. The disclosure and presentation of timely and accurate facts and figures are especially important to ensure that investors can make an informed judgement about the Company's future prospects.

The main purpose of the Company's investor relations policy, therefore, is to enable investors to have access – on a fair and timely basis – to information that is reasonably required for making the best investment decisions. Such information includes the Company's corporate strategies, opportunities and challenges for growth and development, business performance and prospects as well as updates of major corporate developments. To achieve this purpose, the Company has in place an investor relations programme to carry out relevant communication activities.

## Investor Relations Programme and Guidelines

The Company has established the Investor Relations Committee to spearhead its investor relations programme by formulating and implementing investor relations strategies. The Committee is chaired by the Chief Executive and comprising senior executives.

To attain a high standard of investor relations practice, the Company adopts the Fair Disclosure Policy under which there are clear guidelines to ensure (1) compliance with the Listing Rules and other regulatory requirements in relation to the disclosure of price-sensitive information; (2) that all communications with the public, including the investment community and the media, are fair; and (3) that material non-public information is not disseminated on a selective basis. The Policy is posted on the Group's website for public reference.

## Enhancing Shareholder Value

Over the two-and-a-half year period since the listing of the Company on the Stock Exchange of Hong Kong on 25 July 2002, a total return for shareholders of 91.8% has been achieved, as measured by share price appreciation and reinvested dividend. This aptly reflects the solid operating performance, good corporate governance and growing value of the Company. For the year 2004, annual total return for shareholders was 6.6%. The following chart sets out the Company's performance in this respect since the listing.

**Total Shareholder Return of BOCHK in Comparison with Hang Seng Index and Hang Seng Finance Index**


Since IPO 25 July 2002
100%
75%
50%
25%
0%
-25%
Jul-02
Jan-03
Jul-03
Dec-03
Jun-04
Dec-04
BOCHK
Hang Seng Index
Hang Seng Finance Index

Source: Bloomberg

## Shareholding Structure and Shareholder Base

As at 31 December 2004, the Company had 10,572,780,266 shares in issue of which approximately 34% was held by the public. As at that date, the Company had a broad base of 140,984 registered shareholders distributed in Asia, Europe and North America. The following table shows the distribution of ownership according to the register of members and the participant shareholding report generated from the *Central Clearing and Settlement System* as of 31 December 2004:

| Category | Number of registered shareholders | % of shareholders | Number of shares | % of total issued share capital |
|---|---|---|---|---|
| Individuals | 140,372 | 99.6% | 284,261,941 | 2.7% |
| Institutions, corporates and nominees | 610 | 0.4% | 3,314,104,096 | 31.3% |
| Bank of China Group | 2 | 0.0% | 6,974,414,229 | 66.0% |
| Total | 140,984 | 100.0% | 10,572,780,266 | 100.0% |

## Review of 2004 Investor Relations Activities

In 2004, the Company continued to provide effective channels for investors to communicate directly with the Board and senior management on a regular basis.

At the Annual General Meeting held in May 2004, the Chairmen of the Board, the Risk Committee and the Nomination and Remuneration Committee respectively, members of the Audit Committee as well as the Company's external auditors were present to respond to questions and comments from shareholders. At the Group's 2003 annual results announcement on 22 March 2004 and 2004 interim results announcement on 19 August 2004, the senior management led by the Chief Executive conducted briefings with analysts and the press to apprise them of the Company's operating results as well as business strategies and outlook. The public could access the live webcast of these events and the relevant presentation materials through the Group's website. In 2004, the Company's senior management met over 340 institutional investors and 60 analysts or investment professionals during global road-shows, international investor conferences and company visits. Through these activities, the Company aimed to raise the awareness and understanding of its investment proposition in the global investment community. The Company is now covered by more than 20 research institutions.



During the year, investors continued to have access to up-to-date information regarding the Company through the Group's website, including the latest corporate financial information, corporate governance principles and practices, share price information, corporate fact sheet, as well as answers to frequently asked questions. The Company also continued to promote two-way communication through direct emails and investor feedback surveys. The response received from these initiatives would be helpful for understanding the market's concerns and formulating the Company's communication plan going forward.

## Market Recognition

In recognition of its efforts in building and maintaining transparency, the Company was given the "Most Progress in Investor Relations" Asia Award 2004 organized by the Investor Relations Magazine and selected by Institutional Investor Research Group to receive the "Most Improved Investor Relations" 2004 Award, which was voted by sell-side analysts. In the Corporate Governance Disclosures Report released by Standard & Poor's in 2004, the Company was named one of the top five companies among the 33 Hang Seng Index constituent stocks with better disclosures of corporate governance practices.

## Going Forward

The Company will continue to pursue a proactive communication programme with investors. The aim is to maintain a high degree of transparency, with a view to keeping investors well informed about the Company's direction and strategic initiatives.

## Shareholder Information

### *Financial calendar 2005*

| | |
|---|---|
| Announcement of 2004 annual results | 23 March (Wednesday) |
| Last day in Hong Kong of dealings in Company's shares with entitlement to final dividend | 13 May (Friday) |
| Ex-dividend date | 17 May (Tuesday) |
| ADS record date for final dividend | 18 May (Wednesday) |
| Latest time in Hong Kong for lodging transfers for entitlement to final dividend | 18 May (Wednesday) 4:00 p.m. |
| Book closure period (both days inclusive) | 19 May (Thursday) to 24 May (Tuesday) |
| Record date for final dividend | 24 May (Tuesday) |
| Latest time for lodging proxy forms for 2005 Annual General Meeting | 24 May (Tuesday) 3:00 p.m. |
| 2005 Annual General Meeting | 26 May (Thursday) 3:00 p.m. |
| Final dividend payment date | 31 May (Tuesday) |
| Announcement of 2005 interim results | Late August |

### *Annual General Meeting*

The 2005 Annual General Meeting will be held at 3:00 p.m. on Thursday, 26 May 2005 at Meeting Room 401, Hong Kong Convention and Exhibition Centre, 1 Harbour Road, Wanchai, Hong Kong (please use Harbour Road Entrance).

### *Dividend*

The Directors have recommended a final dividend of HK$0.395 per share subject to the approval of shareholders at the 2005 Annual General Meeting.

## Share Information

### *Listing*

The Company's ordinary shares are listed and traded on the Stock Exchange. In addition, the Company maintains a Level 1 ADR facility for its ADSs. Each ADS represents 20 ordinary shares of the Company.

### *Ordinary shares (as at 31 December 2004)*

| | |
|---|---|
| Issued shares: | 10,572,780,266 |
| Public float: | Approximately 34% |

### *Nominal value*

HK$5.00 per share

### *Market capitalisation (as at 31 December 2004)*

HK$157.01 billion

### *Share Price*

| | |
|---|---|
| Closing Price on 31 December 2003: | HK$14.60 |
| Closing Price on 31 December 2004: | HK$14.85 |
| Highest trading price during the year: | HK$15.95 |
| Lowest trading price during the year: | HK$11.25 |

### *Index constituent*

The Company is a constituent of the following indices:
Hang Seng Index Series
Hang Seng London Reference Index
MSCI Index Series
FTSE All-World Hong Kong Index
FTSE/Xinhua China 25 Index

### *Stock codes*

| | |
|---|---|
| Ordinary shares | |
| The Stock Exchange of Hong Kong Limited | 2388 |
| Reuters | 2388.HK |
| Bloomberg | 2388 HK |
| | |
| Level 1 ADR Programme | |
| CUSIP No.: | 096813209 |
| OTC Symbol: | BHKLY |

## Shareholder Enquiries

Any matters relating to your shareholding, e.g. transfer of shares, change of name or address, lost share certificates and dividend warrants, should be sent in writing to:

Hong Kong

Computershare Hong Kong Investor Services Limited
46th Floor
Hopewell Centre
183 Queen's Road East
Telephone: (852) 2862 8628
Facsimile: (852) 2865 0990/(852) 2529 6087

USA

ADSs Shareholder Services
Citibank Shareholder Services
150 Royal Street
Canton, MA 02021
Telephone: 1-877-248-4237 (toll free)
E-mail: Citibank@em.fcnbd.com

## Investor relations

Enquiries may be directed to:

Investor Relations Division
BOC Hong Kong (Holdings) Limited
52nd Floor
Bank of China Tower
1 Garden Road
Hong Kong
Telephone: (852) 2903 6602/(852) 2826 6314
Facsimile: (852) 2810 5830
E-mail: investor_relations@bochk.com

## Other information

This Annual Report is available in both English and Chinese. A copy prepared in the language different from that in which you have received is available by writing to the Company's Share Registrar, Computershare Hong Kong Investor Services Limited, at 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong. This Annual Report is also available (in both English and Chinese) on the Company's website at www.bochk.com and the Stock Exchange's website at www.hkex.com.hk.

If you have any queries about how to obtain copies of this Annual Report or how to access those documents on the Company's website, please call the Company's hotline at (852) 2846 2700.





# Commit to STAFF Development

Our people are key to the development and growth of our business. Only with their dedication can we achieve our vision: "To be customer's premier bank". The Group, therefore, is committed to creating a congenial working environment with plenty of opportunities for employees to achieve excellence. In 2004, we took a number of major initiatives to develop and instill a new corporate culture within the Group. We streamlined our organisational structure, implemented a carefully designed scheme for allocating human resources and continued with comprehensive staff training and development, thus breathing new life into our performance-driven management culture. All these initiatives should help to ensure that our employees can maximise their potential by aligning their goals with those of the Group.

## Instilling a New Corporate Culture

We believe that a strong corporate culture inspires passion among employees in what they do. In order to reach a higher level of business performance, new vibrancy has to be injected into our corporate culture. A Corporate Culture Steering Committee was set up for this purpose, and for the launch of our new corporate culture.

After extensive and thorough discussion by the Management and consultation with employees, the Board approved the Group's Vision, Mission and Values in July 2004.

Our **Vision** is:

**To be customer's premier bank**

Our **Mission** is to:

- **B**uild customer satisfaction and provide high quality and professional service;
- **O**ffer rewarding career opportunities and cultivate staff commitment; and
- **C**reate value and deliver superior returns to shareholders.

Our **Core Values** – SPIRIT for short and carrying equal importance – are:

**S**ocial Responsibility, **P**erformance, **I**ntegrity, **R**espect, **I**nnovation and **T**eamwork.

Taken as a whole, our Mission and Values form the acronym "BOC SPIRIT" – a simple yet powerful message that all our employees can identify with and work together as a team towards corporate goals.

We recognise that building our corporate culture is a long-term commitment. In this connection, the Group's comprehensive employee communication programme will be rolled out in 2005, an important step towards building a new corporate culture that will enable us to better meet the challenges ahead.

## Enhancing Human Resources Management

A new job-based and performance-driven human resources management system was introduced in July 2004 with the primary objective of aligning the Group's policies and practices with those commonly adopted in the market so that we can attract, retain, motivate and develop the best talent we need to attain our corporate goals. Under the new system, employees are placed in jobs matching their competencies and abilities, and those who perform will be duly rewarded and have brighter career prospects with the Group.

We believe the new system is fair, reasonable and competitive, and will benefit the development of employees and the Group as a whole in the long run.



## Recruiting Top Talent

The Group actively seeks and attracts highly qualified candidates to join its operation. In view of our business needs, career seminars were held at seven tertiary institutions in February 2004, with more than 1,000 graduating students in attendance. Fresh graduates hired by the Group underwent two six-month staff orientation programmes.

A recruitment day for front-line personnel was organised on 30 October 2004 at the Bank of China Tower, where marketing professionals were hired in six job categories, namely, Customer Services Manager, Financial Planning Consultant, Personal Banking Manager, Sales Manager, Relationship Manager, and Relationship Officer. More than 800 people turned up at the event and over 400 candidates were interviewed on-site.

We also streamlined our recruitment process in 2004 through the introduction of scientifically validated assessment tools on a web-based platform.

## Encouraging Staff Development

Quality employee training equips our people with the skills to meet the challenges of an ever-changing market environment, thus ensuring that quality banking and financial services are offered to our customers. During 2004, our staff attended a great variety of general and professional training courses, workshops or seminars on topics such as Compliance, Corporate Governance, Corporate Culture, and Sales and Services. Over 1,250 training classes were offered during the year to more than 95,000 employees.

The Group promotes lifelong learning. We successfully launched our first e-learning management-training programme last year. This e-learning channel allows our staff to learn any time, anywhere and effectively controls training costs and the frequency of off-job training.



## Promoting Staff Relations

Effective channels for communication in the organisation are in place to facilitate communication and interaction between the staff and the Management. These include face-to-face dialogues, front-line visits by the senior management, internal circulars, staff telephone hotlines and numerous team-building activities. A consultancy firm was commissioned to conduct a staff engagement survey in 2004.

The Group recognised the contributions and achievements of staff through its Distinguished Staff Awards. A total of 626 staff members and 43 departmental units received awards for their outstanding performance in 2003. The award recipients were invited to go on a Mainland tour to facilitate the open exchange of ideas.

Balancing work and leisure is important for both the staff and the company. The Group regularly organises staff events such as the BOCHK Carnival and football, table tennis and bowling tournaments to help boost team spirit and create a greater sense of commitment to the organisation. Employees are also encouraged to join charitable activities supported by the Group.


中国银行(香港)
BANK OF CHINA
招聘日
We value people

As a major banking group listed in Hong Kong, the Group undertakes its responsibility as a good corporate citizen. In 2004, in cooperation with the BOCHK Charitable Foundation (the "Foundation"), the Group participated in a broad range of community activities or initiatives that could help to make our community a better place to live and work in. Our support during the year extended to more than 36 charitable activities in Hong Kong, Macau and the Mainland of China in the areas of education, sports and recreation, medical and health care, environmental protection, social welfare and assistance to the needy.

## Fund-raising for Tsunami Victims

At the end of 2004, a tsunami triggered by an earthquake in Indonesia created a natural disaster of unprecedented scale in South and South East Asia. In order to provide timely assistance to victims in the afflicted areas, the Foundation appealed to the Group's 13,000 staff to join in the drive for donations. For every dollar donated by staff, the Foundation pledged an equal amount. A designated account was also set up to collect donations from customers and the general public. As of mid-January 2005, the Foundation has raised over HK$7 million in donations for tsunami victims and the afflicted countries. The donation proceeds have been dispatched to the Hong Kong Red Cross for timely and proper distribution.

## Nurturing the Young

Education of the younger generation has been a focus of our charitable activities for years. In 2004, the Foundation provided scholarships and bursaries of HK$1.07 million to eight universities and two tertiary education institutions in Hong Kong in


中国银行(香港)
BANK OF CHINA
香港大專院校獎助學金頒贈典禮
University Scholarships & Bursaries Presentation

*To help nurture talented students, the future pillars of our society, we provide tertiary education scholarships and bursaries*


BANK OF CHINA
BANK OF CHINA

*Ms Wang Chen, Hong Kong Badminton Team Member, demonstrates her skillful technique at the BOCHK Hong Kong Badminton Doubles League Family Fun Day*

recognition of outstanding students and to assist those in need of financial aid. Since 1990, the Foundation has contributed HK$7.5 million in the form of tertiary education scholarships and bursaries, which have been awarded to a total of 725 students.

Last year, the Foundation sponsored a conference on *Creativity in School Leadership* in celebration of the fortieth anniversary of the Hong Kong Association of Heads of Secondary Schools and to support and promote creative education and school management.

## Promoting Sports Development

The Group is an avid supporter of badminton in Hong Kong. Through the Foundation, it has been sponsoring the *Hong Kong Badminton Promotion Scheme* since 1999, with a total contribution of HK$5.34 million. The number of participants in the Scheme has increased every year, reaching 290,000 by the end of 2004. The Foundation also piloted the *Bank of China (Hong Kong) Badminton Ambassadors School Roving Demonstration* for primary and secondary schools. Since its formation, the ambassador teams have visited 32 schools and reached out to 6,800 students. The third annual *Bank of China (Hong Kong) Badminton Doubles League Family Fun Day* also received enthusiastic response from the public.

Riding on the success of the *Inter-school Sports Competition – Hong Kong Island and Kowloon Secondary Schools Region* in the last two years, the Foundation has continued its sponsorship of the event from 2004 to 2006. The *BOCHK Bauhinia Bowls Award* and the *Outstanding Athlete Award*, sponsored by the Group, give due recognition to aspiring young athletes and help foster a strong sense of sportsmanship among them. A total of 265 schools joined the 2004 event, with more than 40,000 athlete enrolments. An aggregate of 8,000 matches under this competition took place and was the largest number of matches ever recorded in any year of the event.

## Improving Public Health Care

The Foundation donated HK$3 million to Tung Wah Groups of Hospitals (TWGHs) to establish the *TWGHs BOCHK Diabetes Centre*, which was officially opened in November 2004. Occupying an


TWGHs BOCHK DIABETES CENTRE
東華三院中銀香港糖尿病中心

*TWGHs BOCHK Diabetes Centre provides a quality one-stop medical service for diabetic patients. The opening ceremony was officiated by Mr Lam Yim Nam, Deputy Chief Executive (1st from left); Dr William Ho, Chief Executive of Hospital Authority (1st from right) and Mr Christopher Chan, Chairman of Tung Wah Group of Hospitals (2nd from right)*

area of 3,000 square feet, the Centre provides a range of quality one-stop medical services, consisting of diagnosis, nursing, screening of complications, and diabetes education for diabetic patients. Its clinical facilities include a retina examination room, a triage station, a treatment room, a diabetes resources centre, a multi-function room and an auditorium. The Centre is expected to handle more than 9,000 patient cases each year.

BOCHK also sponsored the *2004 Hospital Authority Convention and Hong Kong SARS Forum*. Healthcare professionals from Hong Kong, the Mainland and around the world gathered there to exchange ideas, shaping the direction of healthcare development in the years to come.

## Promoting the Green Message

The Group believes that the fostering of environmental awareness should begin at primary and secondary schools. Through the Foundation's sponsorship of the *Hong Kong Green School Award* for the fifth consecutive year, environmental awareness has increased in schools, homes and the community at large through student activities that promote a healthier and green environment. For the past four years, more than 800 schools have participated in the award programme, of which 169 schools were selected as winners. The Foundation also supported the *Second Hong Kong Green Pre-School Award* to increase children's understanding of the inter-dependence between humans and the eco-system.

## Providing Community Support

The Foundation donates to and participates in the charitable activities of community organisations. A donation of HK$1 million from the Foundation in early 2004 enabled the establishment of the *Community Chest BOCHK Rainbow Fund*, which provides emergency relief to the needy. The Foundation also


第五屆香港綠色學校獎
The Fifth Hong Kong Green School Award
第二屆香港綠色幼兒學校獎
The Second Hong Kong Green Pre-School Award

*Mr He Guangbei, Chief Executive (4th from right) and Mrs Rita Fan Hsu Lai-tai, President of the Legislative Council (5th from left); Dr Sarah Liao, Secretary for Environment, Transport and Works (4th from left) and Mr Joseph Lee, Chairman of the Environmental Campaign Committee (3rd from right), officiating at the launch ceremony of the Fifth Hong Kong Green School Award cum the Second Hong Kong Green Pre-School Award* donated HK$800,000 to the Community Chest and the Hong Kong Police to organise the *Police Community Carnival 2004*. BOCHK promoted the event through the sale of souvenirs and raffle tickets in its branches. A charitable lunch was organised for the event's benefactors. A total of approximately HK$6 million was raised for the Community Chest.



*Young athletes realising their potential at the HK Island & Kowloon Regional Inter-school Sports Competition*

The *BOCHK Walkalong for Light* raises funds to provide free medical treatment to blind cataract patients in the remote areas of the Mainland of China. Sponsored by the Foundation, the charity walk organised by Lifeline Express has run for three consecutive years. About 1,000 staff members and their families joined in the walk, and around HK$2 million was raised.

In 2004, the Foundation also sponsored a number of other fund-raising events, including:

- *Po Leung Kuk Bank of China (Hong Kong) Charity Carnival* – the Group served as the Diamond Sponsor of Po Leung Kuk for the seventh consecutive year;
- *Yan Chai – BOCHK Subsidy for New Arrival Students Account* – which provides education funds for children from low-income immigrant families;
- *Charity Family Fun Fair of UNICEF China Children's Week Fundraising Campaign* – which helps to raise the health and living standard of children in the Mainland;
- *17th Cup of Kindness Charity Day 2004*; and
- Pok Oi Hospital's annual television fund-raising event.



*Mr He Guangbei, Chief Executive (4th from right) and the officiating guests, including Mr Niu Mao-sheng, Chairman of the Subcommittee of Ethnic and Religious Affairs, National Committee of the CPPCC (5th from left); Mr Yan Da-kui, President of the Chinese Medical Doctor Association (5th from right); Mr Wang Yi-fu, 2004 Olympics Gold Medalist (3rd from right); Mr Li Ching (1st from left) and Mr Ko Li Chak (2nd from left), 2004 Olympics Silver Medalists, and Mrs Pamela Tan, Director of Home Affairs, HKSAR (4th from left) officiating at the BOCHK Walkalong for Light which brings hope to blind cataract patients in the Mainland of China*

In 2004, the Foundation assisted in the fund-raising initiatives of six charitable organisations by including 3.53 million donation leaflets with BOCHK's bank statement mailers. These generated positive response from our customers and helped the organisations raise a total of more than HK$1.2 million in donations.

The Group will continue to maintain a strong sense of social responsibility. This commitment is one of its core corporate values and will be demonstrated through its active support of a wide spectrum of community and charitable activities.



## AUDITORS' REPORT TO THE SHAREHOLDERS OF BOC HONG KONG (HOLDINGS) LIMITED

(incorporated in Hong Kong with limited liability)

We have audited the accounts set out on pages 83 to 136 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

### Respective responsibilities of directors and auditors

The Hong Kong Companies Ordinance requires the directors to prepare accounts which give a true and fair view. In preparing accounts which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those accounts and to report our opinion solely to you, as a body, in accordance with section 141 of the Hong Kong Companies Ordinance, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

### Basis of opinion

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Institute of Certified Public Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the accounts are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts. We believe that our audit provides a reasonable basis for our opinion.

### Opinion

In our opinion the accounts give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2004 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the Hong Kong Companies Ordinance.



**PricewaterhouseCoopers**
*Certified Public Accountants*
Hong Kong, 23 March 2005

# CONSOLIDATED PROFIT AND LOSS ACCOUNT

| For the year ended 31 December | Notes | 2004<br>HK$'m | 2003<br>HK$'m |
|---|---|---|---|
| Interest income | 4 | **15,678** | 17,759 |
| Interest expense | | **(4,485)** | (4,885) |
| **Net interest income** | | **11,193** | 12,874 |
| Other operating income | 5 | **4,664** | 4,379 |
| **Operating income** | | **15,857** | 17,253 |
| Operating expenses | 6 | **(5,505)** | (5,658) |
| **Operating profit before provisions** | | **10,352** | 11,595 |
| Write-back of/(charge for) bad and doubtful debts | 7 | **1,628** | (1,671) |
| **Operating profit after provisions** | | **11,980** | 9,924 |
| Net gain/(loss) from disposal/revaluation of fixed assets | 8 | **2,084** | (1,121) |
| Net gain from disposal of held-to-maturity securities | | **2** | – |
| Write-back of provision for impairment on held-to-maturity securities and investment securities | 9 | **–** | 30 |
| Net loss on disposal of a subsidiary | | **–** | (1) |
| Net gain on disposal of an associate | | **50** | – |
| Write-back of provision/(provision) for impairment on interests in associates | | **152** | (132) |
| Share of profits less losses of associates | | **(16)** | (9) |
| **Profit before taxation** | | **14,252** | 8,691 |
| Taxation | 10 | **(2,131)** | (589) |
| **Profit after taxation** | | **12,121** | 8,102 |
| Minority interests | | **(158)** | (139) |
| **Profit attributable to shareholders** | 11 | **11,963** | 7,963 |
| **Dividends** | 12 | **7,559** | 5,445 |
| | | **HK$** | HK$ |
| **Earnings per share** | 13 | **1.1315** | 0.7532 |

# CONSOLIDATED BALANCE SHEET

| As at 31 December | Notes | 2004 HK$'m | 2003 HK$'m |
|---|---|---|---|
| **ASSETS** | | | |
| Cash and short-term funds | 17 | **102,647** | 134,106 |
| Placements with banks and other financial institutions maturing between one and twelve months | | **107,581** | 78,240 |
| Trade bills | | **1,086** | 691 |
| Certificates of deposit held | 18 | **22,338** | 18,776 |
| Hong Kong SAR Government certificates of indebtedness | | **34,760** | 31,460 |
| Held-to-maturity securities | 19 | **181,050** | 101,065 |
| Investment securities | 20 | **50** | 53 |
| Other investments in securities | 21 | **8,288** | 71,400 |
| Advances and other accounts | 22 | **309,211** | 300,094 |
| Interests in associates | 25 | **62** | 278 |
| Fixed assets | 26 | **21,877** | 17,582 |
| Other assets | | **7,826** | 8,842 |
| Total assets | | **796,776** | 762,587 |
| **LIABILITIES** | | | |
| Hong Kong SAR currency notes in circulation | 27 | **34,760** | 31,460 |
| Deposits and balances of banks and other financial institutions | | **34,440** | 41,347 |
| Deposits from customers | 28 | **631,330** | 600,642 |
| Certificates of deposit issued | | **3,788** | 2,432 |
| Other accounts and provisions | 30 | **22,698** | 25,289 |
| Total liabilities | | **727,016** | 701,170 |
| **CAPITAL RESOURCES** | | | |
| Minority interests | | **1,239** | 1,156 |
| Share capital | 32 | **52,864** | 52,864 |
| Reserves | 33 | **15,657** | 7,397 |
| Shareholders' funds | | **68,521** | 60,261 |
| Total capital resources | | **69,760** | 61,417 |
| Total liabilities and capital resources | | **796,776** | 762,587 |

Approved by the Board of Directors on 23 March 2005 and signed on behalf of the Board by:





**XIAO Gang**
Director

**HE Guangbei**
Director

| As at 31 December | Notes | **2004** **HK$'m** | 2003 HK$'m |
|---|---|---|---|
| **ASSETS** | | | |
| Bank balances | | **1,166** | 184 |
| Investment in a subsidiary | 24 | **52,864** | 52,864 |
| Other assets | | **4,090** | 3,875 |
| | | **58,120** | 56,923 |
| **LIABILITIES** | | | |
| Other accounts and provisions | | **3** | 1 |
| **CAPITAL RESOURCES** | | | |
| Share capital | 32 | **52,864** | 52,864 |
| Retained earnings | 33 | **5,253** | 4,058 |
| Shareholders' funds | | **58,117** | 56,922 |
| Total liabilities and capital resources | | **58,120** | 56,923 |

Approved by the Board of Directors on 23 March 2005 and signed on behalf of the Board by:



**XIAO Gang**
Director



**HE Guangbei**
Director

# CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

| | Share capital HK$'m | Premises revaluation reserve HK$'m | Investment properties revaluation reserve HK$'m | Translation reserve HK$'m | Retained earnings HK$'m | Total HK$'m |
|---|---|---|---|---|---|---|
| At 1 January 2003 | 52,864 | 99 | – | (2) | 3,710 | 56,671 |
| Net profit for the year | – | – | – | – | 7,963 | 7,963 |
| Currency translation difference | – | – | – | (1) | – | (1) |
| 2002 final dividend paid | – | – | – | – | (2,273) | (2,273) |
| 2003 interim dividend paid | – | – | – | – | (2,062) | (2,062) |
| Revaluation of properties | – | (48) | – | – | – | (48) |
| Release from deferred tax liabilities | – | 11 | – | – | – | 11 |
| At 31 December 2003 | 52,864 | 62 | – | (3) | 7,338 | 60,261 |
| Company and subsidiaries | 52,864 | 62 | – | (3) | 7,354 | 60,277 |
| Associates | – | – | – | – | (16) | (16) |
| | 52,864 | 62 | – | (3) | 7,338 | 60,261 |
| Representing: | | | | | | |
| 2003 final dividend proposed | | | | | 3,383 | |
| Others | | | | | 3,955 | |
| Retained earnings as at 31 December 2003 | | | | | 7,338 | |
| **At 1 January 2004** | **52,864** | **62** | **–** | **(3)** | **7,338** | **60,261** |
| Net profit for the year | **–** | **–** | **–** | **–** | **11,963** | **11,963** |
| Currency translation difference | **–** | **–** | **–** | **(2)** | **–** | **(2)** |
| 2003 final dividend paid | **–** | **–** | **–** | **–** | **(3,383)** | **(3,383)** |
| 2004 interim dividend paid | **–** | **–** | **–** | **–** | **(3,383)** | **(3,383)** |
| Revaluation of properties | **–** | **2,895** | **629** | **–** | **–** | **3,524** |
| Release upon disposal of properties | **–** | **(6)** | **(6)** | **–** | **6** | **(6)** |
| Release to deferred tax liabilities | **–** | **(453)** | **–** | **–** | **–** | **(453)** |
| At 31 December 2004 | **52,864** | **2,498** | **623** | **(5)** | **12,541** | **68,521** |
| Company and subsidiaries | **52,864** | **2,498** | **623** | **(5)** | **12,574** | **68,554** |
| Associates | **–** | **–** | **–** | **–** | **(33)** | **(33)** |
| | **52,864** | **2,498** | **623** | **(5)** | **12,541** | **68,521** |
| Representing: | | | | | | |
| 2004 final dividend proposed | | | | | **4,176** | |
| Others | | | | | **8,365** | |
| Retained earnings as at 31 December 2004 | | | | | **12,541** | |

| For the year ended 31 December | Notes | 2004 HK$'m | 2003 HK$'m |
|---|---|---|---|
| **Cash flow from operating activities** | | | |
| Operating cash outflow before taxation | 34(a) | **(3,268)** | (6,284) |
| Hong Kong profits tax paid | | **(1,287)** | (103) |
| Overseas profits tax paid | | **(6)** | (18) |
| **Net cash outflow from operating activities** | | **(4,561)** | (6,405) |
| **Cash flow from investing activities** | | | |
| Dividends received from investment securities | | **14** | 32 |
| Purchase of fixed assets | | **(450)** | (369) |
| Proceeds from disposal of fixed assets | | **1,201** | 1,061 |
| Purchase of investment securities | | **–** | (6) |
| Disposal of investment securities | | **3** | – |
| Proceeds from disposal of a subsidiary | 34(b) | **–** | 157 |
| Proceeds from disposal of an associate | | **50** | – |
| Proceeds from dissolution of associates | | **66** | 19 |
| Dividends received from associates | | **5** | 4 |
| Loans to associates | | **(9)** | (358) |
| Loans repaid by associates | | **289** | 397 |
| **Net cash inflow from investing activities** | | **1,169** | 937 |
| **Cash flow from financing activities** | | | |
| Dividends paid | | **(6,766)** | (4,335) |
| Dividends paid to minority shareholders | 34(c) | **(99)** | (97) |
| **Net cash outflow from financing activities** | | **(6,865)** | (4,432) |
| Decrease in cash and cash equivalents | | **(10,257)** | (9,900) |
| Cash and cash equivalents at 1 January | | **73,165** | 83,065 |
| **Cash and cash equivalents at 31 December** | 34(d) | **62,908** | 73,165 |

## 1. Principal activities

The Company is an investment holding company and its subsidiaries are principally engaged in the provision of banking and related financial services in Hong Kong.

## 2. Basis of preparation

The accounts have been prepared under the historical cost convention as modified by the revaluation of certain investments in securities, off-balance sheet financial instruments, premises and investment properties, and in accordance with accounting principles generally accepted in Hong Kong and comply with the SSAPs issued by the HKICPA. In addition, these accounts comply fully with the requirements set out in the guideline on "Financial Disclosure by Locally Incorporated Authorized Institutions" under the Supervisory Policy Manual issued by the HKMA. These accounts also comply with the applicable disclosure provisions of the Listing Rules of the Stock Exchange.

The accounting policies and methods of computation used in the preparation of the accounts are consistent with those used in the preparation of the Group's accounts for the year ended 31 December 2003.

## 3. Principal accounting policies

### (a) *Basis of consolidation*

The consolidated accounts include the accounts of the Company and its subsidiaries made up to 31 December. Subsidiaries are those entities in which the Group, directly and indirectly, controls the composition of the board of directors, controls more than half of the voting power or holds more than half of the issued share capital. The results of subsidiaries acquired or disposed of during the year are included in the consolidated profit and loss account from the effective date of acquisition or up to the effective date of disposal, as appropriate.

All significant intercompany transactions and balances within the Group are eliminated on consolidation.

The gain or loss on the disposal of a subsidiary represents the difference between: a) the proceeds of the sale and, b) the Group's share of its net assets together with any unamortised goodwill (or goodwill taken to reserves and which was not previously charged or recognised in the consolidated profit and loss account) and any related accumulated foreign currency translation difference.

Minority interests represent the interests of outside shareholders in the operating results and net assets of subsidiaries.

In the Company's balance sheet, the investment in a subsidiary is stated at cost less provision for impairment losses. The results of the subsidiary are accounted for by the Company on the basis of dividends received and receivable.

### (b) *Associates*

An associate is a company, not being a subsidiary, in which an equity interest is held for the long-term and significant influence is exercised in its management.

The consolidated profit and loss account includes the Group's share of the results of associates for the year. The consolidated balance sheet includes the Group's share of the net assets of the associates plus goodwill/negative goodwill (net of accumulated amortisation) on acquisition and net of any provision for impairment losses.

## 3. Principal accounting policies (continued)

### (b) Associates (continued)

Unless the Group has incurred obligations or guaranteed obligations in respect of the associate, its share of further losses is discontinued when the share of losses of an associate equals or exceeds the carrying value of the investment in the associate.

### (c) Revenue recognition

Interest income is recognised in the profit and loss account as it accrues, except in the case of doubtful debts, where interest is credited to a suspense account which is netted in the balance sheet against the relevant balances.

Fees and commission income are recognised in the period when earned unless they relate to transactions involving an interest rate risk or other risks which extend beyond the current period, in which case they are amortised over the period of the transaction.

Dividend income is recognised when the right to receive payment is established.

Rental income under operating leases is recognised on a straight-line basis over the period of the lease unless another systematic basis is more representative of the pattern in which the benefit derived from the leased asset is used.

### (d) Advances

Advances to customers, banks and other financial institutions are reported on the balance sheet at the principal amount outstanding net of provisions for bad and doubtful debts and suspended interest. Advances to banks and other financial institutions include placements with banks and other financial institutions of more than one year.

All advances are recognised when cash is advanced to the borrowers.

Assets acquired by repossession of collateral for realisation would continue to be reported as advances, except in the case of a loan restructuring where the asset acquired is part of the terms of a new loan agreement and the assets are recognised on the balance sheet under the relevant assets category. When the repossessed asset is realised, the sales proceeds are applied against the outstanding advance and any shortfall is written off to the profit and loss account.

### (e) Provisions for bad and doubtful debts

The Group internally classifies loans and advances into categories reflecting the Group's assessment of the borrower's capacity to repay and on the degree of doubt about the collectibility of interest and/or principal.

Provisions are made against specific loans and advances as and when the directors have doubt on the ultimate recoverability of principal or interest in full. Based on the directors' assessment of the potential losses on those identified loans and advances on a case-by-case basis, specific provision is made to reduce the carrying value of the assets, taking into account available collateral, to their expected net realisable value. Where it is not possible to reliably estimate the loss, the Group applies pre-determined provisioning levels to the unsecured portion of loans and advances based on the Group's loan classification procedures.

## 3. Principal accounting policies (continued)

### *(e) Provisions for bad and doubtful debts (continued)*

In addition, amounts have been set aside as a general provision for bad and doubtful debts. Specific and general provisions are deducted from "Advances and other accounts" in the consolidated balance sheet. When there is no realistic prospect of recovery, the outstanding debt is written off against the balance sheet asset and provision in part, or in whole.

### *(f) Fixed assets*

#### (i) Premises

Premises are stated at cost or valuation less accumulated impairment losses and accumulated depreciation calculated to write off the assets over their estimated useful lives on a straight-line basis as follows:

| | |
|---|---|
| Leasehold land | Over the remaining period of lease |
| Buildings | Over the shorter of the remaining period of the lease and 15 to 50 years |

Independent valuations are performed every three years on individual properties on the basis of open market values. In the intervening years, the directors review the carrying value of individual properties, by reference to the fair values of similar properties, and adjustment is made when they consider that there has been a material change. Increases in valuation are credited to the premises revaluation reserve. Decreases in valuation are first set off against increases on earlier valuations in respect of the same individual asset and thereafter are debited to the profit and loss account. Any subsequent increases are credited to the profit and loss account up to the amount previously debited, and then to the premises revaluation reserve. Upon disposal of premises, the relevant portion of the premises revaluation reserve realised in respect of previous valuations is released and transferred from the premises revaluation reserve to retained earnings.

The gain or loss on disposal of premises is the difference between the net sales proceeds and the carrying value of the relevant asset, and is recognised in the profit and loss account.

#### (ii) Investment properties

Investment properties are interests in land and buildings in respect of which construction work and development have been completed and which are held for their investment potential, any rental income being negotiated at arm's length.

Investment properties are valued annually and independent valuations are performed at intervals of not more than three years; in each of the intervening years, valuations are undertaken by professionally qualified persons appointed by the Group. The valuations are on an open market value basis. Changes in the value of investment properties are treated as movements in the investment properties revaluation reserve, unless the total of the reserve is insufficient to cover a deficit on a portfolio basis. In such cases, the amount by which the deficit exceeds the total amount in the investment properties revaluation reserve is charged to the profit and loss account. Where a deficit has previously been charged to the profit and loss account and a revaluation surplus subsequently arises, this surplus is credited to the profit and loss account to the extent of the deficit previously charged.

## 3. Principal accounting policies (continued)

### *(f) Fixed assets (continued)*

**(ii) Investment properties (continued)**

Investment properties held on leases with unexpired periods of 20 years or less are depreciated over the remaining terms of the leases.

Upon the disposal of an investment property, the relevant portion of the investment properties revaluation reserve realised in respect of previous valuations is released from the investment properties revaluation reserve to the profit and loss account.

**(iii) Property under development**

Property under development is carried at cost less impairment losses. Cost includes development and construction expenditure incurred, interest and other direct costs attributable to the development. On completion, the property is transferred to premises or investment properties.

**(iv) Equipment, fixtures and fittings**

Equipment, fixtures and fittings are stated at cost less accumulated impairment losses and accumulated depreciation calculated on a straight-line basis to write off the assets over their estimated useful lives, which are generally between 3 and 15 years.

The gain or loss on disposal of equipment, fixtures and fittings is recognised in the profit and loss account.

**(v) Impairment and gain or loss on sale**

At each balance sheet date, both internal and external sources of information are considered to determine whether there is any indication that premises, equipment, fixtures and fittings are impaired. If any such indication exists, the recoverable amount of the asset is estimated and where relevant, an impairment loss is recognised to reduce the asset to its recoverable amount. Such impairment losses are recognised in the profit and loss account except where the asset is carried at valuation and the impairment loss does not exceed the revaluation surplus for that same asset, in which case it is treated as a revaluation decrease.

The gain or loss on disposal of fixed assets is the difference between the net sales proceeds and the carrying value of the relevant assets, and is recognised in the profit and loss account.

### *(g) Investments in securities*

**(i) Held-to-maturity securities**

Held-to-maturity securities are dated debt securities which the Group has the expressed intention and ability to hold to maturity. These securities are stated at cost adjusted for the amortisation of premiums or discounts arising on acquisition over the periods to maturity, less provision for impairment in their value which is other than temporary. Provisions are made for the amount of the carrying value which the Group does not expect to recover and are recognised as an expense in the profit and loss account as they arise.

The amortisation of premiums and discounts arising on acquisition of dated debt securities is included as part of interest income in the profit and loss account. Gain or loss on realisation of held-to-maturity securities is accounted for in the profit and loss account as they arise.

## 3. Principal accounting policies (continued)

### *(g) Investments in securities (continued)*

**(ii) Investment securities**

Securities which are intended to be held on a continuing basis for an identified long-term purpose at the time of acquisition (for example, for strategic purposes), are stated in the balance sheet at cost less any provisions for impairment in value which is other than temporary.

The carrying value of investment securities are reviewed as at the balance sheet date in order to assess whether the fair value has declined below the carrying value. When such a decline has occurred, the carrying value is reduced to the fair value unless there is evidence that the decline is temporary. The amount of the reduction is recognised as an expense in the profit and loss account.

Fair value is the amount for which an asset can be exchanged, or a liability settled, between knowledgeable willing parties in an arm's length transaction.

**(iii) Other investments in securities**

All other investments in securities (whether held for trading or otherwise) are stated in the balance sheet at fair value. Changes in fair value are recognised in the profit and loss account as they arise.

Provisions against the carrying value of held-to-maturity securities and investment securities are written back when the circumstances and events that led to the write-downs cease to exist and there is persuasive evidence that the new circumstances and events will persist for the foreseeable future. The amount written back is limited to the amount of the write-downs.

### *(h) Operating leases*

Leases where substantially all the risks and rewards of ownership of assets remain with the lessor are accounted for as operating leases. Rentals applicable to such operating leases net of any incentives received from the lessor are charged to the profit and loss account on a straight-line basis over the lease term.

Where the Group is the lessor, the assets subject to the lease are included in fixed assets in the balance sheet. They are depreciated over their expected useful lives on a basis consistent with similar owned fixed assets. Rental income from operating leases is recognised on a straight-line basis over the lease term. Initial direct costs incurred specifically to earn revenue from an operating lease are recognised as an expense in the profit and loss account in the period in which they are incurred.

### *(i) Provisions*

A provision is recognised when the Group has a present obligation, legal or constructive, as a result of a past event and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

A provision for restructuring costs is recognised when the above general recognition criteria are met and a detailed formal plan for the restructuring has been implemented, or has been announced and communicated to those affected by it in a sufficiently specific manner to raise a valid expectation that the restructuring will be carried out without long delay.

## 3. Principal accounting policies (continued)

### *(j) Deferred taxation*

Deferred taxation is accounted for using the balance sheet liability method in respect of temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the accounts. The principal temporary differences arise from depreciation on fixed assets, revaluations of properties, general provision for bad and doubtful debts and tax losses carried forward. Taxation rates enacted or substantively enacted by the balance sheet date are used to determine deferred taxation.

Deferred tax is charged or credited in the profit and loss account except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

Deferred tax liabilities are provided in full on all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences can be utilised.

### *(k) Foreign currency translation*

Transactions in foreign currencies are translated at exchange rates ruling at the transaction dates. Monetary assets and liabilities expressed in foreign currencies at the balance sheet date are translated at rates of exchange ruling at the balance sheet date. Exchange differences arising in these cases are dealt with in the profit and loss account.

The balance sheets of subsidiaries and associates expressed in foreign currencies are translated at the rates of exchange ruling at the balance sheet date whilst the profit and loss account is translated at an average rate for the period. Exchange differences are dealt with as a movement in reserves.

### *(l) Employee benefits*

**(i) Retirement benefit costs**

The Group contributes to defined contribution retirement schemes under either recognised ORSO schemes or MPF schemes that are available to the Group's employees. Contributions to the schemes by the Group and employees are calculated as a percentage of employees' basic salaries for the ORSO schemes and in accordance with the MPF rules for MPF schemes. The retirement benefit scheme costs are charged to the profit and loss account as incurred and represent contributions payable by the Group to the schemes. Forfeited contributions by those employees who leave the ORSO scheme prior to the full vesting of their contributions are used by the Group to reduce the existing level of contributions or to meet its expenses under the trust deed of the ORSO schemes.

The assets of the schemes are held in independently-administered funds separate from those of the Group.

**(ii) Leave entitlements**

Employee entitlements to annual leave and sick leave are recognised when they accrue to employees. A provision is made for the estimated liability for unused annual leave and the amount of sick leave expected to be paid as a result of services rendered by employees up to the balance sheet date.

Compensated absences other than annual leave and sick leave are non-accumulating; they lapse if the current period's entitlement is not used in full and do not entitle employees to a cash payment for unused entitlement on leaving the Group. Such compensated absences are recognised when the absences occur.

## 3. *Principal accounting policies (continued)*

### *(l) Employee benefits (continued)*

#### (iii) Bonus plans

*The expected cost of bonus payments are recognised as a liability when the Group has a present* legal or constructive obligation as a result of services rendered by employees and a reliable estimate of the obligation can be made.

Liabilities for bonus plans are expected to be settled within twelve months and are measured at the amounts expected to be paid when they are settled.

### *(m) Off-balance sheet financial instruments*

Off-balance sheet financial instruments arise from futures, forwards, swaps, options and other transactions undertaken by the Group in the foreign exchange, interest rate, equity and other markets. The accounting for these instruments is dependent upon whether the transactions are undertaken for dealing or hedging purposes. The Group designates a derivative as held for dealing or hedging purposes when it enters into a derivative contract.

Transactions undertaken for dealing purposes are marked to market at fair value. For exchange traded contracts, fair value is based on quoted market prices. For non-exchange traded contracts, fair value is based on dealers' quotes, pricing models or quoted prices for instruments with similar characteristics. The gain or loss arising from changes in fair value is recognised in the profit and loss account as "Net gain/(loss) from foreign exchange activities" or "Net gain/(loss) from other dealing activities".

Unrealised gains on transactions which are marked to market are included in "Other assets". Unrealised losses on transactions which are marked to market are included in "Other accounts and provisions".

Hedging derivative transactions are designated as such at inception and the hedging instrument is required to be highly effective in accomplishing the objective of offsetting the risk being hedged throughout the life of the hedge. Hedging instruments are valued on an equivalent basis to the assets, liabilities or net positions that they are hedging. Any profit or loss is recognised in the profit and loss account on the same basis as that arising from the related assets, liabilities or net positions.

If the derivative transaction no longer meets the criteria for a hedge, the derivative is deemed to be held for dealing purposes and is accounted for as set out above.

Assets and liabilities arising from derivative transactions are netted off only when the Group has entered into master netting agreements or other legally enforceable arrangements, which assures beyond doubt, the Group's right to insist on settlement with the same counterparty on a net basis in all situations of default by the other party or parties including insolvency of any parties to the contract.

Derivative transactions are not offset unless the related settlement currencies are the same, or are denominated in freely convertible currencies for which quoted exchange rates are available in an active market.

## 3. Principal accounting policies (continued)

### (n) *Contingent liabilities and contingent assets*

A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. It can also be a present obligation arising from past events that is not recognised because it is not probable that outflow of economic resources will be required or the amount of obligation cannot be measured reliably.

A contingent liability is not recognised but is disclosed in the notes to the accounts. When a change in the probability of an outflow occurs so that outflow is probable, it will then be recognised as a provision.

A contingent asset is a possible asset that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain events not wholly within the control of the Group.

Contingent assets are not recognised but are disclosed in the notes to the accounts when an inflow of economic benefits is probable. When inflow is virtually certain, it will be recognised as an asset.

### (o) *Cash and cash equivalents*

For the purposes of the consolidated cash flow statement, cash and cash equivalents comprise balances with less than three months' maturity from the date of acquisition including cash, balances with banks and other financial institutions, treasury bills, other eligible bills and certificates of deposit.

### (p) *Dividends*

Dividends proposed or declared after the balance sheet date are disclosed as a post balance sheet event and are not recognised as a liability at the balance sheet date.

### (q) *Recently issued accounting standards*

The HKICPA has issued a number of new and revised HKFRSs and HKASs (the "new HKFRSs") which are effective for accounting periods beginning on or after 1 January 2005.

The Group has not early adopted any of the new HKFRSs in the accounts for the year ended 31 December 2004. The effect of first-time adoption of the new HKFRSs will be reported by the Group as an adjustment to the opening balances of the relevant assets, liabilities, equity reserve or retained earnings in 2005.

The Group is in the process of making an assessment of the impact of these new HKFRSs, and has so far concluded that the following HKFRSs will have significant financial or presentation effects on the Group's accounts upon adoption in the areas as briefly described below:

## 3. Principal accounting policies (continued)

### *(q) Recently issued accounting standards (continued)*

**(i) HKAS39 "Financial instruments: Recognition and Measurement"**

*Classification of investments in securities*

The current accounting policy on investments in securities is set out in Note 3(g) above. Upon adoption of HKAS39, all investment securities other than investments in subsidiaries and associates are classified into one of the following three categories:

- held-to-maturity debt securities are measured at amortised cost using the effective interest method less any impairment loss;

- at fair value through profit or loss securities are measured at fair value with changes in fair value recognised in the profit and loss account;

- available-for-sale securities are measured at fair value, with the difference between fair value and amortised cost reported in the equity reserve directly.

Upon first-time adoption of HKAS39, the Group has reclassified its investment securities into the above categories. Majority of the Group's securities are classified as held-to-maturity or available-for-sale. The changes in fair value of available-for-sale securities will cause volatility to the equity reserve.

*Derivatives*

The current accounting policy on derivatives is set out in Note 3(m) above. Upon adoption of HKAS39, all derivatives are recognised separately as either assets or liabilities in the balance sheet and measured at fair value. The accounting for changes in the fair value of derivatives are recognised as follows:

For a derivative designated as fair value hedge, the gain or loss is recognised in the profit and loss account in the period of change together with the associated loss or gain on the hedged item;

For a derivative designated as cash flow hedge, the gain or loss on the derivative associated with the effective portion of the hedge is initially recognised in equity reserve and subsequently released into the profit and loss account in line with the recognition of the element of the recognised asset or liability which is being hedged. Any ineffective portion is recognised in the profit and loss account as it arises; and

For other derivatives (including for dealing purpose and for economic hedging purpose which do not qualify for hedge accounting), the gain or loss is recognised in the profit and loss account.

Volatility in income will become higher due to stricter requirements to qualify for hedge accounting treatment. The volatility in equity reserve will also increase due to change in fair value of derivatives designated as cash flow hedges.

## 3. Principal accounting policies (continued)

### *(q) Recently issued accounting standards (continued)*

#### (i) HKAS39 "Financial instruments: Recognition and Measurement" (continued)

*Revenue recognition*

The current accounting policy on revenue recognition is set out in Note 3(c) above. Upon adoption of HKAS39, interest accrual on doubtful loans ceased previously will be recognised in the profit and loss account up to the extent of their outstanding carrying value net of impairment. Directly attributable loan origination fees and costs which were previously recognised as commission expenses will be recognised as interest income over the expected life of the loan as part of the effective interest calculation.

These changes in recognition and classification will have an effect on the Group's net interest income and net interest margin.

*Provisions for bad and doubtful debts*

The current accounting policy on loan provisions is set out in Note 3(e) above. Upon adoption of HKAS39, loan impairment provisions are calculated using a discounted future cash flow analysis of loan repayments with significant carrying value. Collective assessment of impairment for individually insignificant items or items where no impairment has been identified on an individual basis is made by adopting formula-based approaches or statistical methods on groups of loan portfolio according to their credit characteristics.

Loan impairment provisions assessed individually and collectively will be presented in an aggregate amount as allowance for losses on loans and advances instead of specific provisions and general provisions.

#### (ii) HKAS17 "Leasing"

*Premises*

The current accounting policy on premises is set out in Note 3(f)(i) above. Upon adoption of HKAS17, the land element of a leasehold property held for own use would be recognised as operating lease if the land and building elements of the lease payment can be allocated reliably at the inception of the lease, otherwise both of the land and building elements will be recognised as finance lease. The land premiums and other related costs for acquiring the leasehold land will be amortised over the terms of the leases.

The Group will continue to adopt the fair value model. The financial impact of adopting HKAS17 to existing premises is not significant based on the preliminary assumption that the value of the land and building elements of the Group's premises at inception of the leases cannot be separated. However, this preliminary assumption is subject to change pending further consultation with independent valuers.

## 3. Principal accounting policies (continued)

### *(q) Recently issued accounting standards (continued)*

**(iii) HKAS40 "Investment property"**

*Investment properties*

The current accounting policy on investment properties is set out in Note 3(f)(ii) above. Upon adoption of HKAS40, change in fair value of investment properties will be recognised directly in the profit and loss account instead of equity reserve.

The Group will continue to adopt the fair value model. The change in fair value of investment properties will cause volatility in the profit and loss account.

**(iv) HKAS12 "Income taxes" – HKAS Interpretation 21**

*Deferred tax*

There is currently no deferred tax provided on revaluation surplus of investment properties. According to the HKAS Interpretation 21, the Group will calculate deferred tax on the change in fair value of investment properties based on the applicable profits tax rate. On transition, retained earnings will be reduced by the amount of deferred tax derived.

The Group will continue with the assessment of the other new HKFRSs and other significant changes may be identified as a result.

## 4. Interest income

| | **2004**<br>**HK$'m** | 2003<br>HK$'m |
|---|---|---|
| Interest income from listed investments | **1,753** | 1,669 |
| Interest income from unlisted investments | **2,861** | 3,059 |
| Other interest income | **11,064** | 13,031 |
| | **15,678** | 17,759 |

## 5. Other operating income

| | 2004 HK$'m | 2003 HK$'m |
|---|---|---|
| Fees and commission income (Note) | **4,307** | 3,855 |
| Less: Fees and commission expenses | **(1,086)** | (858) |
| Net fees and commission income | **3,221** | 2,997 |
| Dividend income from investments in securities | | |
| – unlisted investments | **14** | 45 |
| Net gain/(loss) from other investments in securities | **29** | (108) |
| Net gain from foreign exchange activities | **1,056** | 965 |
| Net gain from other dealing activities | **82** | 42 |
| Gross rental income from investment properties | **210** | 241 |
| Less: Outgoings in respect of investment properties | **(69)** | (80) |
| Others | **121** | 277 |
| | **4,664** | 4,379 |

Note: Fees and commission income

| | 2004 HK$'m | 2003 HK$'m |
|---|---|---|
| Securities brokerage | **934** | 733 |
| Credit cards | **666** | 560 |
| Bills commissions | **547** | 556 |
| Loan commissions | **490** | 473 |
| Payment services | **349** | 315 |
| Insurance | **314** | 235 |
| Asset management | **233** | 211 |
| Trust services | **75** | 76 |
| Guarantees | **38** | 39 |
| Others | | |
| – safe deposit box | **161** | 166 |
| – low deposit balance accounts | **63** | 106 |
| – currency exchange | **52** | 45 |
| – BOC cards | **35** | 40 |
| – dormant accounts | **28** | 24 |
| – agency services | **24** | 24 |
| – postage and telegrams | **25** | 19 |
| – information search | **33** | 16 |
| – correspondent banking | **18** | 15 |
| – RMB business | **26** | – |
| – sundries | **196** | 202 |
| | **4,307** | 3,855 |

## 6. Operating expenses

| | 2004 HK$'m | 2003 HK$'m |
|---|---|---|
| Staff costs (including directors' emoluments) | | |
| – salaries and other costs | **3,049** | 3,069 |
| – termination benefit | **1** | 1 |
| – pension cost | **241** | 246 |
| | **3,291** | 3,316 |
| Premises and equipment expenses (excluding depreciation) | | |
| – rental of premises | **226** | 213 |
| – information technology | **301** | 310 |
| – others | **198** | 209 |
| | **725** | 732 |
| Depreciation on owned fixed assets | **585** | 611 |
| Auditors' remuneration | | |
| – audit services | **24** | 29 |
| – non-audit services | **16** | 9 |
| Other operating expenses | **864** | 961 |
| | **5,505** | 5,658 |

## 7. Write-back of/(charge for) bad and doubtful debts

| | 2004 HK$'m | 2003 HK$'m |
|---|---|---|
| Net charge for bad and doubtful debts | | |
| Specific provisions | | |
| – new provisions | **(1,520)** | (3,834) |
| – releases | **1,851** | 768 |
| – recoveries (Note 23) | **1,356** | 438 |
| | **1,687** | (2,628) |
| General provisions (Note 23) | **(59)** | 957 |
| Net credit/(charge) to profit and loss account (Note 23) | **1,628** | (1,671) |

## 8. Net gain/(loss) from disposal/revaluation of fixed assets

| | 2004 HK$'m | 2003 HK$'m |
|---|---|---|
| Net gain on disposal of premises | **29** | 8 |
| Net gain on disposal of investment properties | **196** | 5 |
| Loss on disposal of other fixed assets | **(3)** | (23) |
| Surplus/(deficit) on revaluation of premises (Note 26) | **1,337** | (741) |
| Surplus/(deficit) on revaluation of investment properties (Note 26) | **525** | (370) |
| | **2,084** | (1,121) |

## 9. Write-back of provision for impairment on held-to-maturity securities and investment securities

| | 2004 HK$'m | 2003 HK$'m |
|---|---|---|
| Write-back of provision for impairment on held-to-maturity securities | **–** | 29 |
| Write-back of provision for impairment on investment securities | **–** | 1 |
| | **–** | 30 |

## 10. Taxation

Taxation in the profit and loss account represents:

| | 2004 HK$'m | 2003 HK$'m |
|---|---|---|
| Hong Kong profits tax | | |
| – current year taxation | **2,116** | 1,470 |
| – over-provision in prior years | **(91)** | (732) |
| Deferred tax charge | **152** | 55 |
| | **2,177** | 793 |
| Attributable share of estimated Hong Kong profits tax losses arising from investments in partnerships | **(203)** | (817) |
| | **1,974** | (24) |
| Investments in partnerships written off | **139** | 600 |
| Hong Kong profits tax | **2,113** | 576 |
| Overseas taxation | **17** | 11 |
| | **2,130** | 587 |
| Share of taxation attributable to associates | **1** | 2 |
| | **2,131** | 589 |

## 10. Taxation (continued)

Hong Kong profits tax has been provided at the rate of 17.5% (2003: 17.5%) on the estimated assessable profits arising in Hong Kong during the year. Taxation on overseas profits has been calculated on the estimated assessable profits for the year at the rates of taxation prevailing in the countries in which the Group operates.

The Group has entered into a number of aircraft leasing and coupon strip transactions involving special purpose partnerships. As at 31 December 2004, the Group's investments in such partnerships, which are included in "Other assets" in the consolidated balance sheet, amounted to HK$613 million (2003: HK$1,474 million). The Group's investments in partnerships are amortised over the life of the partnerships in proportion to the taxation benefits resulting from those investments.

The total assets and liabilities of the aforementioned partnerships are as follows:

| | **2004 HK$'m** | 2003 HK$'m |
|---|---|---|
| Assets | **2,356** | 6,159 |
| Liabilities | **1,655** | 4,098 |

The taxation on the Group's profit before taxation that differs from the theoretical amount that would arise using the taxation rate of Hong Kong is as follows:

| | **2004 HK$'m** | 2003 HK$'m |
|---|---|---|
| Profit before taxation | **14,252** | 8,691 |
| Calculated at a taxation rate of 17.5% (2003: 17.5%) | **2,494** | 1,521 |
| Effect of different taxation rates in other countries | **(41)** | (31) |
| Income not subject to taxation | **(2,089)** | (1,511) |
| Expenses not deductible for taxation purposes | **1,937** | 1,518 |
| Tax losses not recognised | **3** | 5 |
| Temporary differences not recognised | **–** | 55 |
| Utilisation of previously unrecognised tax losses | **(19)** | (21) |
| Over-provision in prior years | **(91)** | (732) |
| Tax benefits from partnerships | **(64)** | (217) |
| Share of taxation attributable to associates | **1** | 2 |
| Taxation charge | **2,131** | 589 |

## 11. Profit attributable to shareholders

The profit of the Company for the year ended 31 December 2004 attributable to shareholders and dealt with in the accounts of the Company amounted to HK$7,961 million (2003: HK$5,810 million).

## 12. Dividends

| | 2004 | | 2003 | |
|---|---|---|---|---|
| | **Per share HK$** | **Total HK$'m** | Per share HK$ | Total HK$'m |
| Interim dividend paid | **0.320** | **3,383** | 0.195 | 2,062 |
| Proposed final dividend | **0.395** | **4,176** | 0.320 | 3,383 |
| | **0.715** | **7,559** | 0.515 | 5,445 |

At a meeting held on 19 August 2004, the Board declared an interim dividend of HK$0.320 per ordinary share for the first half of 2004 amounting to approximately HK$3,383 million.

At a meeting held on 23 March 2005, the Board proposed to declare a final dividend of HK$0.395 per ordinary share for the year ended 31 December 2004 amounting to approximately HK$4,176 million. This declared final dividend is not reflected as a dividend payable in these accounts, but will be reflected as an appropriation of retained earnings for the year ending 31 December 2005.

## 13. Earnings per share

The calculation of basic earnings per share is based on the consolidated profit attributable to shareholders for the year ended 31 December 2004 of approximately HK$11,963 million (2003: HK$7,963 million) and on the ordinary shares in issue of 10,572,780,266 shares (2003: 10,572,780,266 ordinary shares).

There was no dilution of earnings per share as no potential ordinary shares were in issue for the year ended 31 December 2004 (2003: Nil).

## 14. Retirement benefit costs

The principal defined contribution schemes for the Group's employees are ORSO schemes exempted under the MPF Scheme Ordinance and the BOC-Prudential Easy Choice MPF Scheme. Under the ORSO schemes, employees make monthly contributions to the ORSO schemes equal to 5% of their basic salaries, while the employer makes monthly contributions equal to 5% to 15% of the employees' monthly basic salaries, depending on years of service. The employees are entitled to receive 100% of the employer's contributions upon termination of employment after completing 20 years of service, or at a scale ranging from 20% to 95% for employees who have completed between 3 to 20 years of service, on conditions of retirement, early retirement, permanent incapacity and ill-health or termination of employment other than summary dismissal.

With the implementation of the MPF Schemes Ordinance on 1 December 2000, the Group also participates in the BOC-Prudential Easy Choice MPF Scheme, of which the trustee is BOCI-Prudential Trustee and the investment manager is BOCI-Prudential Manager, which are related parties of the Company.

The Group's total contributions made to the ORSO schemes for the year ended 31 December 2004 amounted to approximately HK$225 million (2003: approximately HK$233 million), after a deduction of forfeited contributions of approximately HK$21 million (2003: approximately HK$19 million). For the MPF Scheme, the Group contributed approximately HK$12 million (2003: approximately HK$9 million) for the year ended 31 December 2004.

## 15. Share option schemes

### *(a) Share Option Scheme and Sharesave Plan*

The principal terms of the Share Option Scheme and the Sharesave Plan were approved and adopted by written resolutions of all the shareholders of the Company dated 10 July 2002.

The purpose of the Share Option Scheme is to provide the participants with the opportunity to acquire proprietary interests in the Company. The Board may, in its absolute discretion, offer to grant options under the Share Option Scheme to any person as the Board may select. The subscription price for the shares shall be determined on the date of grant by the Board as an amount per share calculated on the basis of established rules. An option may be exercised in whole or in part at any time after the date prescribed by the Board and from time to time as specified in the offer and on or before the termination date prescribed by the Board.

The purpose of the Sharesave Plan is to encourage broad-based employee ownership of the shares of the Company. The amount of the monthly contribution under the savings contract to be made in connection with an option shall be the amount which the relevant eligible employee is willing to contribute, which amount shall not be less than 1% and not more than 10% of the eligible employee's monthly salary as at the date of application or such other maximum or minimum amounts as permitted by the Board. When an option is exercised during an exercise period, it may be exercised in whole or in part.

No options were granted pursuant to the Share Option Scheme or the Sharesave Plan during the year.

## 15. Share option schemes (continued)

### *(b) Pre-Listing Share Option Scheme*

On 5 July 2002, several directors together with approximately 60 senior management personnel of the Group and employees of BOC were granted options by BOC (BVI), the immediate holding company of the Company, pursuant to a Pre-Listing Share Option Scheme to purchase from BOC (BVI) an aggregate of 31,132,600 existing issued shares of the Company.

Details of the share options outstanding as at 31 December 2004 are as follows:

| | Directors | Senior management | Others* | Total number of share options |
|---|---|---|---|---|
| At 1 January 2004 | **12,001,800** | **14,705,700** | **–** | **26,707,500** |
| Transfer | **(3,181,200)** | **–** | **3,181,200** | **–** |
| Less: Share options exercised during the year | **(361,500)** | **(1,814,000)** | **–** | **(2,175,500)** |
| Less: Share options lapsed during the year | **–** | **(2,359,000)** | **(1,735,200)** | **(4,094,200)** |
| At 31 December 2004 | **8,459,100** | **10,532,700** | **1,446,000** | **20,437,800** |
| At 1 January 2003 | 13,737,000 | 17,221,600 | – | 30,958,600 |
| Less: Share options exercised during the year | – | (1,591,000) | – | (1,591,000) |
| Less: Share options surrendered during the year | (1,735,200) | – | – | (1,735,200) |
| Less: Share options lapsed during the year | – | (924,900) | – | (924,900) |
| At 31 December 2003 | 12,001,800 | 14,705,700 | – | 26,707,500 |

* *Represented share options held by ex-directors of the Group.*

The options granted under this scheme can be exercised at HK$8.50 per share in respect of the option price of HK$1.00. None of these options may be exercised within one year from the date on which dealings in the shares commenced on the Stock Exchange. These options have a vesting period of four years (25% of the number of shares subject to such options will vest at the end of each year) from the date on which dealings in the shares commenced on the Stock Exchange with a valid exercise period of ten years. No offer to grant any options under the Pre-Listing Share Option Scheme will be made on or after the date on which dealings in the shares commenced on the Stock Exchange.

## 16. Directors' and senior management's emoluments

### *(a) Directors' emoluments*

Details of the emoluments paid and payable to the directors of the Company in respect of their services rendered for managing the subsidiaries within the Group during the year are as follows:

| | **2004 HK$'m** | 2003 HK$'m |
|---|---|---|
| Fees | **3** | 2 |
| Other emoluments | | |
| – basic salaries and allowances | **3** | 4 |
| – others (including benefits in kind) | **1** | 1 |
| | **7** | 7 |

Emoluments of the directors were within the following bands:

| | **Number of directors** | |
|---|---|---|
| | **2004** | 2003 |
| Up to HK$1,000,000 | **11** | 13 |
| HK$2,000,001 – HK$2,500,000 | **–** | 1 |
| HK$2,500,001 – HK$3,000,000 | **–** | 1 |
| HK$4,000,001 – HK$4,500,000 | **1** | – |

Fees of HK$1.20 million (2003: HK$0.70 million) were paid to the Independent Non-executive Directors during the year.

In July 2002, options were granted to several directors of the Company by the immediate holding company, BOC (BVI), under the Pre-Listing Share Option Scheme. Full details of the scheme are stated in Note 15(b). During the year, certain options were exercised, but no benefits arising from the granting of these share options were included in the directors' emoluments disclosed above or recognised in the profit and loss account.

### *(b) Five highest paid individuals*

The five individuals whose emoluments were the highest in the Group for the year include 1 director (2003: 1) whose emoluments are reflected in the analysis presented above. The emoluments payable to the remaining 4 individuals (2003: 4) during the year are as follows:

| | **2004 HK$'m** | 2003 HK$'m |
|---|---|---|
| Basic salaries and allowances | **7** | 9 |
| Discretionary bonuses | **1** | 1 |
| Others (including pension contributions) | **1** | 1 |
| | **9** | 11 |

## 16. Directors' and senior management's emoluments (continued)

### *(b) Five highest paid individuals (continued)*

Emoluments of individuals were within the following bands:

| | Number of individuals | |
|---|---|---|
| | **2004** | 2003 |
| HK$2,000,001 – HK$2,500,000 | **3** | 1 |
| HK$2,500,001 – HK$3,000,000 | **1** | 2 |
| HK$3,000,001 – HK$3,500,000 | **–** | 1 |

*During the year, no director waived any emoluments and the Group has not paid any emoluments to the directors or any of the five highest paid individuals as an inducement to join or upon joining the Group or as compensation for loss of office.*

## 17. Cash and short-term funds

| | **2004 HK$'m** | 2003 HK$'m |
|---|---|---|
| Cash | **4,072** | 4,247 |
| Balances with banks and other financial institutions | **16,904** | 8,300 |
| Money at call and short notice maturing within one month | **70,892** | 100,987 |
| Treasury bills (including Exchange Fund Bills) | **10,779** | 20,572 |
| | **102,647** | 134,106 |
| An analysis of treasury bills held is as follows: | | |
| Unlisted, held-to-maturity, at amortised cost | **8,947** | 17,867 |
| Unlisted, other investments in securities, at fair value | **1,832** | 2,705 |
| | **10,779** | 20,572 |

## 18. Certificates of deposit held

| | **2004 HK$'m** | 2003 HK$'m |
|---|---|---|
| Held-to-maturity, at amortised cost | | |
| – Unlisted | **22,132** | 6,585 |
| Other investments in securities, at fair value | | |
| – Unlisted | **206** | 12,191 |
| | **22,338** | 18,776 |

## 19. Held-to-maturity securities

| | 2004 HK$'m | 2003 HK$'m |
|---|---|---|
| Listed, at amortised cost | **56,108** | 40,051 |
| Less: Provision for impairment in value | **(12)** | (12) |
| | **56,096** | 40,039 |
| Unlisted, at amortised cost | **124,954** | 61,026 |
| Total | **181,050** | 101,065 |
| Listed, at amortised cost less provision | | |
| – in Hong Kong | **4,443** | 4,000 |
| – outside Hong Kong | **51,653** | 36,039 |
| | **56,096** | 40,039 |
| Market value of listed securities | **56,480** | 40,906 |
| Held-to-maturity securities are analysed by issuers as follows: | | |
| – Central governments and central banks | **3,377** | 2,698 |
| – Public sector entities | **31,730** | 23,060 |
| – Banks and other financial institutions | **124,906** | 57,668 |
| – Corporate entities | **21,037** | 17,639 |
| | **181,050** | 101,065 |

## 20. Investment securities

| | 2004 HK$'m | 2003 HK$'m |
|---|---|---|
| Equity securities | | |
| – Listed in Hong Kong, at cost | **–** | 16 |
| Less: Provision for impairment in value | **–** | (14) |
| | **–** | 2 |
| – Listed outside Hong Kong, at cost | **1** | 1 |
| | **1** | 3 |
| – Unlisted, at cost | **49** | 50 |
| Total | **50** | 53 |
| Market value of listed equity securities | **5** | 7 |
| Investment securities are analysed by issuers as follows: | | |
| – Banks and other financial institutions | **1** | 1 |
| – Corporate entities | **49** | 52 |
| | **50** | 53 |

## 21. Other investments in securities

| | **2004** HK$'m | 2003 HK$'m |
|---|---|---|
| At fair value | | |
| Debt securities | | |
| – Listed in Hong Kong | **321** | 286 |
| – Listed outside Hong Kong | **4,655** | 25,440 |
| | **4,976** | 25,726 |
| – Unlisted | **3,291** | 45,629 |
| | **8,267** | 71,355 |
| Equity securities | | |
| – Listed in Hong Kong | **20** | 41 |
| – Unlisted | **1** | 4 |
| | **21** | 45 |
| Total | **8,288** | 71,400 |
| Other investments in securities are analysed by issuers as follows: | | |
| – Central governments and central banks | **759** | 3,192 |
| – Public sector entities | **1,387** | 4,873 |
| – Banks and other financial institutions | **5,732** | 62,395 |
| – Corporate entities | **410** | 940 |
| | **8,288** | 71,400 |

## 22. Advances and other accounts

| | 2004 HK$'m | 2003 HK$'m |
|---|---|---|
| Advances to customers | **313,226** | 308,582 |
| Accrued interest | **2,480** | 1,905 |
| | **315,706** | 310,487 |
| Provision for bad and doubtful debts | | |
| – General (Note 23) | **(5,465)** | (5,406) |
| – Specific (Note 23) | **(2,320)** | (5,507) |
| | **(7,785)** | (10,913) |
| | **307,921** | 299,574 |
| Advances to banks and other financial institutions | **1,290** | 520 |
| | **309,211** | 300,094 |
| Non-performing loans are analysed as follows: | | |
| Non-performing loans | **9,239** | 17,832 |
| Specific provisions made in respect of such advances | **2,269** | 5,467 |
| As a percentage of total advances to customers | **2.95%** | 5.78% |
| Amount of interest in suspense | **172** | 324 |

Non-performing loans are defined as loans and advances to customers on which interest is being placed in suspense or on which interest accrual has ceased. Specific provisions were made after taking into account the value of collateral in respect of such advances.

There were no advances to banks and other financial institutions on which interest has been placed in suspense or on which interest accrual has ceased as at 31 December 2004 (2003: Nil), nor were there any specific provisions made.

## 23. Provisions for bad and doubtful debts

| | 2004 | | | |
|---|---|---|---|---|
| | **Specific HK$'m** | **General HK$'m** | **Total HK$'m** | **Suspended interest HK$'m** |
| At 1 January 2004 | **5,507** | **5,406** | **10,913** | **324** |
| (Credited)/charged to profit and loss account (Note 7) | **(1,687)** | **59** | **(1,628)** | **–** |
| Amounts written off | **(2,856)** | **–** | **(2,856)** | **(139)** |
| Recoveries of advances written off in previous years (Note 7) | **1,356** | **–** | **1,356** | **–** |
| Interest suspended during the year | **–** | **–** | **–** | **130** |
| Suspended interest recovered | **–** | **–** | **–** | **(143)** |
| At 31 December 2004 | **2,320** | **5,465** | **7,785** | **172** |
| Deducted from: | | | | |
| – advances to customers | **2,320** | **5,465** | **7,785** | |

| | 2003 | | | |
|---|---|---|---|---|
| | Specific HK$'m | General HK$'m | Total HK$'m | Suspended interest HK$'m |
| At 1 January 2003 | 8,650 | 6,363 | 15,013 | 408 |
| Charged/(credited) to profit and loss account (Note 7) | 2,628 | (957) | 1,671 | – |
| Amounts written off | (6,209) | – | (6,209) | (119) |
| Recoveries of advances written off in previous years (Note 7) | 438 | – | 438 | – |
| Interest suspended during the year | – | – | – | 210 |
| Suspended interest recovered | – | – | – | (175) |
| At 31 December 2003 | 5,507 | 5,406 | 10,913 | 324 |
| Deducted from: | | | | |
| – advances to customers | 5,507 | 5,406 | 10,913 | |

## 24. Investment in a subsidiary

| | 2004 HK$'m | 2003 HK$'m |
|---|---|---|
| Unlisted shares, at cost | **52,864** | 52,864 |

The particulars of all direct and indirect subsidiaries of the Company are set out in Appendix of the Annual Report, "Subsidiaries of the Company". The following is a list of principal subsidiaries as at 31 December 2004.

| Name | Place of incorporation | Particulars of issued share capital | Interest held | Principal activities |
|---|---|---|---|---|
| Bank of China (Hong Kong) Limited | Hong Kong | 43,042,840,858 ordinary shares of HK$1 each | *100% | Banking business |
| Nanyang Commercial Bank, Limited | Hong Kong | 6,000,000 ordinary shares of HK$100 each | 100% | Banking business |
| Chiyu Banking Corporation Limited | Hong Kong | 3,000,000 ordinary shares of HK$100 each | 70.49% | Banking business |
| BOC Credit Card (International) Limited | Hong Kong | 4,800,000 ordinary shares of HK$100 each | 100% | Credit card services |
| Po Sang Futures Limited | Hong Kong | 250,000 ordinary shares of HK$100 each | 100% | Commodities brokerage |

* Shares held directly by the Company

Yien Yieh Finance Company Limited commenced members' voluntary winding up on 6 December 2004.

## 25. Interests in associates

| | 2004 HK$'m | 2003 HK$'m |
|---|---|---|
| Share of net assets | **67** | 155 |
| Less: Provision for impairment in value | **(5)** | (17) |
| | **62** | 138 |
| Loans to associates (Note) | **–** | 280 |
| Less: Provision for loans to associates | **–** | (140) |
| | **–** | 140 |
| | **62** | 278 |

Note: As at 31 December 2003, loans to associates were all on commercial terms and carried interest at the then prevailing market interest rates.

The following is a list of the principal associates as at 31 December 2004, all of which are corporate entities.

| Name | Place of incorporation & establishment | Particulars of issued share capital | Group's equity interest held indirectly | Principal activities |
|---|---|---|---|---|
| Charleston Investments Company Limited | Hong Kong | 100,000 ordinary shares of HK$10 each | 40% | Property investment |
| CJM Insurance Brokers Limited | Hong Kong | 6,000,000 ordinary shares of HK$1 each | 33% | Insurance broker |
| Joint Electronic Teller Services Limited | Hong Kong | 100,238 ordinary shares of HK$100 each | 19.96% | Operation of a private interbank message switching network in respect of ATM services |
| Trilease International Limited | Hong Kong | 30,000,000 ordinary shares of HK$1 each | 40% | Provision of leasing finance |

Kincheng-Tokyo Finance Company Limited had commenced members' voluntary winding up during the year and completed the winding up procedures on 28 January 2005.

Trilease International Limited commenced members' voluntary winding up in January 2005.

During the year, the Group disposed of its entire interest in Zhejiang Commercial Bank, Ltd. to an independent third party.

## 26. Fixed assets

| | 2004 | | | | |
|---|---|---|---|---|---|
| | Premises HK$'m | Investment properties HK$'m | Property under development HK$'m | Equipment, fixtures and fittings HK$'m | Total HK$'m |
| Cost or valuation | | | | | |
| At 1 January 2004 | **11,632** | **4,994** | **39** | **3,596** | **20,261** |
| Additions | – | – | – | **450** | **450** |
| Disposals | **(125)** | **(858)** | – | **(171)** | **(1,154)** |
| Revaluation | **3,768** | **1,154** | – | – | **4,922** |
| Reclassification | **(91)** | **91** | – | – | – |
| At 31 December 2004 | **15,184** | **5,381** | **39** | **3,875** | **24,479** |
| Accumulated depreciation and impairment losses | | | | | |
| At 1 January 2004 | **166** | – | **7** | **2,506** | **2,679** |
| Depreciation for the year | **328** | **1** | – | **256** | **585** |
| Disposals | **(2)** | – | – | **(167)** | **(169)** |
| Write-back on revaluation | **(492)** | **(1)** | – | – | **(493)** |
| At 31 December 2004 | – | – | **7** | **2,595** | **2,602** |
| Net book value | | | | | |
| At 31 December 2004 | **15,184** | **5,381** | **32** | **1,280** | **21,877** |
| At 31 December 2003 | 11,466 | 4,994 | 32 | 1,090 | 17,582 |
| The analysis of cost or valuation of the above assets is as follows: | | | | | |
| At 31 December 2004 | | | | | |
| At cost | – | – | **39** | **3,875** | **3,914** |
| At valuation | **15,184** | **5,381** | – | – | **20,565** |
| | **15,184** | **5,381** | **39** | **3,875** | **24,479** |
| At 31 December 2003 | | | | | |
| At cost | – | – | 39 | 3,596 | 3,635 |
| At valuation | 11,632 | 4,994 | – | – | 16,626 |
| | 11,632 | 4,994 | 39 | 3,596 | 20,261 |

## 26. Fixed assets (continued)

The carrying value of premises is analysed based on the remaining terms of the leases as follows:

| | **2004 HK$'m** | 2003 HK$'m |
|---|---|---|
| Held in Hong Kong | | |
| On long-term lease (over 50 years) | **9,493** | 7,051 |
| On medium-term lease (10-50 years) | **5,475** | 4,152 |
| On short-term lease (less than 10 years) | **3** | 2 |
| Held outside Hong Kong | | |
| On long-term lease (over 50 years) | **42** | 40 |
| On medium-term lease (10-50 years) | **165** | 215 |
| On short-term lease (less than 10 years) | **6** | 6 |
| | **15,184** | 11,466 |

The carrying value of investment properties is analysed based on the remaining terms of the leases as follows:

| | **2004 HK$'m** | 2003 HK$'m |
|---|---|---|
| Held in Hong Kong | | |
| On long-term lease (over 50 years) | **4,566** | 4,070 |
| On medium-term lease (10-50 years) | **681** | 792 |
| Held outside Hong Kong | | |
| On long-term lease (over 50 years) | **34** | 34 |
| On medium-term lease (10-50 years) | **100** | 98 |
| | **5,381** | 4,994 |

As at 31 December 2004, the premises and investment properties are included in the balance sheet at valuation carried out at 31 October 2004 on the basis of their open market value by an independent firm of chartered surveyors, Chesterton Petty Limited. Chesterton Petty Limited also confirmed that there has been no material change in valuations at 31 December 2004.

## 26. Fixed assets (continued)

As a result of the above-mentioned revaluations, changes in value of the Group's premises and investment properties were recognised in the Group's property revaluation reserves, the profit and loss account and minority interests respectively as follows:

| | 2004 | | |
|---|---|---|---|
| | **Premises HK$'m** | **Investment properties HK$'m** | **Total HK$'m** |
| Increase in valuation credited to property revaluation reserves | **2,895** | **629** | **3,524** |
| Increase in valuation credited to profit and loss account (Note 8) | **1,337** | **525** | **1,862** |
| Increase in valuation credited to minority interests (Note 34(c)) | **28** | **1** | **29** |
| | **4,260** | **1,155** | **5,415** |

| | 2003 | | |
|---|---|---|---|
| | Premises HK$'m | Investment properties HK$'m | Total HK$'m |
| Decrease in valuation debited to property revaluation reserves | (48) | – | (48) |
| Decrease in valuation charged to profit and loss account (Note 8) | (741) | (370) | (1,111) |
| | (789) | (370) | (1,159) |

As at 31 December 2004, the net book value of premises that would have been included in the Group's balance sheet had the assets been carried at cost less accumulated depreciation and impairment losses were HK$6,032 million (2003: HK$5,653 million).

## 27. Hong Kong SAR currency notes in circulation

The Hong Kong SAR currency notes in circulation are secured by deposit of funds in respect of which the Hong Kong SAR Government certificates of indebtedness are held.

## 28. Deposits from customers

| | **2004 HK$'m** | 2003 HK$'m |
|---|---|---|
| Demand deposits and current accounts | **32,470** | 26,974 |
| Savings deposits | **296,462** | 271,439 |
| Time, call and notice deposits | **302,398** | 302,229 |
| | **631,330** | 600,642 |

## 29. Assets pledged as security

As at 31 December 2004, liabilities of the Group amounting to HK$1,982 million (2003: HK$2,735 million) were secured by assets deposited with central depositories to facilitate settlement operations. The amount of assets pledged by the Group to secure these liabilities was HK$2,170 million (2003: HK$2,918 million) included in "Cash and short-term funds".

## 30. Other accounts and provisions

| | **2004 HK$'m** | 2003 HK$'m |
|---|---|---|
| Interest payable | **959** | 850 |
| Current taxation (Note 31(a)) | **901** | 355 |
| Deferred taxation (Note 31(b)) | **947** | 341 |
| Short positions in Exchange Fund Bills (Note 29) | **1,982** | 2,735 |
| Accruals and other payables | **17,909** | 21,008 |
| | **22,698** | 25,289 |

## 31. Tax liabilities

| | **2004 HK$'m** | 2003 HK$'m |
|---|---|---|
| Current taxation (Note a) | **901** | 355 |
| Deferred taxation (Note b) | **947** | 341 |
| | **1,848** | 696 |

Notes:

### (a) Current taxation

| | **2004 HK$'m** | 2003 HK$'m |
|---|---|---|
| Hong Kong profits tax | **884** | 349 |
| Overseas taxation | **17** | 6 |
| | **901** | 355 |

### (b) Deferred taxation

During the year, deferred tax is recognised in respect of the temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the accounts according to SSAP 12 (revised) "Income taxes".

## 31. Tax liabilities (continued)

Notes: (continued)

### (b) Deferred taxation (continued)

The major components of deferred tax assets and liabilities recorded in the consolidated balance sheet, and the movements during the year are as follows:

| | 2004 | | | | | |
|---|---|---|---|---|---|---|
| | **Accelerated tax depreciation HK$'m** | **Asset revaluation HK$'m** | **Losses HK$'m** | **Provisions HK$'m** | **Other temporary differences HK$'m** | **Total HK$'m** |
| At 1 January 2004 | **262** | **984** | **(3)** | **(936)** | **18** | **325** |
| Charged/(credited) to profit and loss account | **16** | **173** | **(13)** | **1** | **(25)** | **152** |
| Charged to equity and minority interests | **–** | **458** | **–** | **–** | **–** | **458** |
| At 31 December 2004 | **278** | **1,615** | **(16)** | **(935)** | **(7)** | **935** |

| | 2003 | | | | | |
|---|---|---|---|---|---|---|
| | Accelerated tax depreciation HK$'m | Asset revaluation HK$'m | Losses HK$'m | Provisions HK$'m | Other temporary differences HK$'m | Total HK$'m |
| At 1 January 2003 | 247 | 1,043 | (2) | (1,009) | 2 | 281 |
| Charged/(credited) to profit and loss account | 15 | (48) | (1) | 73 | 16 | 55 |
| Credited to equity | – | (11) | – | – | – | (11) |
| At 31 December 2003 | 262 | 984 | (3) | (936) | 18 | 325 |

Deferred tax assets and liabilities are offset on an individual entity basis when there is a legal right to set off current tax assets against current tax liabilities and when the deferred taxation relates to the same authority. The following amounts, determined after appropriate offsetting, are shown in the consolidated balance sheet:

| | **2004 HK$'m** | 2003 HK$'m |
|---|---|---|
| Deferred tax assets (Note) | **(12)** | (16) |
| Deferred tax liabilities | **947** | 341 |
| | **935** | 325 |

Note: This amount has been included in "Other assets".

| | **2004 HK$'m** | 2003 HK$'m |
|---|---|---|
| Deferred tax assets to be recovered after more than twelve months | **(971)** | (961) |
| Deferred tax liabilities to be settled after more than twelve months | **282** | 274 |
| | **(689)** | (687) |

## 32. Share capital

| | **2004 HK$'m** | 2003 HK$'m |
|---|---|---|
| Authorised: | | |
| 20,000,000,000 ordinary shares of HK$5.00 each | **100,000** | 100,000 |
| Issued and fully paid: | | |
| 10,572,780,266 ordinary shares of HK$5.00 each | **52,864** | 52,864 |

## 33. Reserves

### *(a) Group*

The amounts of the Group's reserves and the movements therein for the current and prior years are presented in the consolidated statement of changes in equity on page 86 of the accounts.

### *(b) Company*

Included in the Company's retained earnings was a final dividend of HK$4,176 million (2003: HK$3,383 million) which was proposed by the Board after the balance sheet date.

## 34. Notes to consolidated cash flow statement

### *(a) Reconciliation of operating profit after provisions to operating cash outflow before taxation:*

| | **2004 HK$'m** | 2003 HK$'m |
|---|---|---|
| Operating profit after provisions | **11,980** | 9,924 |
| Dividend income from investment securities | **(14)** | (32) |
| Depreciation | **585** | 611 |
| (Write-back of)/charge for bad and doubtful debts | **(1,628)** | 1,671 |
| Advances written off net of recoveries | **(1,500)** | (5,771) |
| Change in money at call and short notice with original maturity over three months | **19,452** | (17,420) |
| Change in treasury bills with original maturity over three months | **(467)** | 372 |
| Change in placements with banks and other financial institutions with original maturity over three months | **(33,856)** | (1,040) |
| Change in trade bills | **(395)** | (99) |
| Change in certificates of deposit held with original maturity over three months | **(3,639)** | 103 |
| Change in held-to-maturity securities | **(13,512)** | (6,809) |
| Change in other investments in securities | **(3,359)** | (7,040) |
| Change in advances and other accounts | **(5,989)** | 12,338 |
| Change in other assets | **873** | (4,061) |
| Change in deposits and balances of banks and other financial institutions repayable over three months | **(98)** | 1,115 |
| Change in deposits from customers | **30,688** | (335) |
| Change in certificates of deposit issued | **1,356** | 2,432 |
| Change in other accounts and provisions | **(3,743)** | 7,758 |
| Exchange difference | **(2)** | (1) |
| Operating cash outflow before taxation | **(3,268)** | (6,284) |

## 34. Notes to consolidated cash flow statement (continued)

### *(b) Disposal of a subsidiary*

| | 2004 HK$'m | 2003 HK$'m |
|---|---|---|
| Net assets disposed of: | | |
| – Fixed assets | – | 158 |
| – Loss on disposal | – | (1) |
| | – | 157 |
| Satisfied by: | | |
| – Cash | – | 157 |
| Analysis of net cash inflow in respect of the disposal of a subsidiary: | | |
| – Cash consideration received | – | 157 |

### *(c) Analysis of changes in financing*

| | 2004 | |
|---|---|---|
| | **Share capital HK$'m** | **Minority interests HK$'m** |
| At 1 January 2004 | **52,864** | **1,156** |
| Minority interests share of profits | – | **158** |
| Minority interests share of current year increase in property revaluation reserves (Note 26) | – | **29** |
| Dividends paid to minority shareholders | – | **(99)** |
| Released to deferred tax liabilities | – | **(5)** |
| At 31 December 2004 | **52,864** | **1,239** |

| | 2003 | |
|---|---|---|
| | Share capital HK$'m | Minority interests HK$'m |
| At 1 January 2003 | 52,864 | 1,114 |
| Minority interests share of profits | – | 139 |
| Dividends paid to minority shareholders | – | (97) |
| At 31 December 2003 | 52,864 | 1,156 |

## 34. Notes to consolidated cash flow statement (continued)

### *(d) Analysis of the balances of cash and cash equivalents*

| | **2004** **HK$'m** | 2003 HK$'m |
|---|---|---|
| Cash and balances with banks and other financial institutions | **20,976** | 12,547 |
| Money at call and short notice with original maturity within three months | **54,281** | 64,924 |
| Treasury bills with original maturity within three months | **4,871** | 15,131 |
| Placements with banks and other financial institutions with original maturity within three months | **12,249** | 16,764 |
| Certificates of deposit held with original maturity within three months | **1,508** | 1,585 |
| Deposits and balances of banks and other financial institutions with original maturity within three months | **(30,977)** | (37,786) |
| | **62,908** | 73,165 |

### *(e) Major non-cash transactions*

During the year, "Other investments in securities" with fair value of HK$66,471 million were transferred to "Held-to-maturity securities" to align with the Group's associated intention of holding.

## 35. Maturity profile

The maturity profile of assets and liabilities analysed by the remaining period as at 31 December to the contractual maturity dates is as follows:

| | 2004 | | | | | | |
|---|---|---|---|---|---|---|---|
| | Repayable on demand HK$'m | 3 months or less HK$'m | 1 year or less but over 3 months HK$'m | 5 years or less but over 1 year HK$'m | Over 5 years HK$'m | Undated HK$'m | Total HK$'m |
| Assets | | | | | | | |
| Treasury bills | - | 7,812 | 2,967 | - | - | - | 10,779 |
| Cash and other short-term funds | 20,976 | 70,892 | - | - | - | - | 91,868 |
| Placements with banks and other financial institutions | 16 | 47,849 | 59,716 | - | - | - | 107,581 |
| Certificates of deposit held | - | 5,242 | 5,695 | 11,085 | 316 | - | 22,338 |
| Debt securities included in: | | | | | | | |
| – held-to-maturity securities | - | 31,479 | 36,755 | 101,053 | 11,743 | 32 | 181,062 |
| – other investments in securities | - | 506 | 730 | 6,150 | 881 | - | 8,267 |
| Advances to customers | 19,548 | 24,254 | 28,995 | 128,816 | 102,356 | 9,257 | 313,226 |
| Advances to banks and other financial institutions | - | - | - | 1,290 | - | - | 1,290 |
| Liabilities | | | | | | | |
| Deposits and balances of banks and other financial institutions | 14,990 | 16,818 | 2,632 | - | - | - | 34,440 |
| Deposits from customers | 332,194 | 273,580 | 20,768 | 4,476 | 312 | - | 631,330 |
| Certificates of deposit issued | - | - | 891 | 2,897 | - | - | 3,788 |

## 35. Maturity profile (continued)

| | 2003 | | | | | | |
|---|---|---|---|---|---|---|---|
| | Repayable on demand HK$'m | 3 months or less HK$'m | 1 year or less but over 3 months HK$'m | 5 years or less but over 1 year HK$'m | Over 5 years HK$'m | Undated HK$'m | Total HK$'m |
| Assets | | | | | | | |
| Treasury bills | – | 18,923 | 1,649 | – | – | – | 20,572 |
| Cash and other short-term funds | 12,547 | 100,987 | – | – | – | – | 113,534 |
| Placements with banks and other financial institutions | 16 | 64,521 | 13,703 | – | – | – | 78,240 |
| Certificates of deposit held | – | 3,870 | 3,702 | 10,923 | 281 | – | 18,776 |
| Debt securities included in: | | | | | | | |
| – held-to-maturity securities | – | 13,358 | 9,161 | 71,227 | 7,297 | 34 | 101,077 |
| – other investments in securities | – | 12,122 | 12,521 | 44,938 | 1,774 | – | 71,355 |
| Advances to customers | 23,690 | 19,161 | 23,859 | 125,786 | 97,944 | 18,142 | 308,582 |
| Advances to banks and other financial institutions | – | 1 | 1 | 518 | – | – | 520 |
| Liabilities | | | | | | | |
| Deposits and balances of banks and other financial institutions | 6,800 | 32,151 | 2,396 | – | – | – | 41,347 |
| Deposits from customers | 303,335 | 278,509 | 17,586 | 1,212 | – | – | 600,642 |
| Certificates of deposit issued | – | – | – | 2,432 | – | – | 2,432 |

Apart from certain deferred tax assets and liabilities, the majority of other assets and other accounts and provisions are due within one year.

The above maturity classifications have been prepared in accordance with the guideline on "Financial Disclosure by Locally Incorporated Authorized Institutions" under the Supervisory Policy Manual issued by the HKMA. In accordance with the guideline, the Group has reported assets such as advances and debt securities which have been overdue for not more than one month as "Repayable on demand" and assets which are non-performing or which are overdue for more than one month as "Undated". In the case of an asset that is repayable by different payments or instalments, only that portion of the asset that is actually overdue is reported as overdue. Any part of the asset that is not due is reported according to the residual maturity unless the repayment of the asset is in doubt in which case the amount is reported as "Undated". The above assets are stated before deduction of provisions, if any.

The analysis of other investments in securities by remaining period to maturity is disclosed in order to comply with the guideline on "Financial Disclosure by Locally Incorporated Authorized Institutions" under the Supervisory Policy Manual issued by the HKMA. The disclosure does not imply that the securities will be held to maturity.

## 36. Off-balance sheet exposures

### (a) *Contingent liabilities and commitments*

The following is a summary of the contractual amounts of each significant class of contingent liabilities and commitments:

| | **2004 HK$'m** | 2003 HK$'m |
|---|---|---|
| Direct credit substitutes | **1,132** | 1,264 |
| Transaction-related contingencies | **4,647** | 4,427 |
| Trade-related contingencies | **16,266** | 16,120 |
| Other commitments with an original maturity of | | |
| – under one year or which are unconditionally cancellable | **90,947** | 78,291 |
| – one year and over | **41,460** | 49,037 |
| | **154,452** | 149,139 |

### (b) *Derivatives*

The following is a summary of the notional amounts of each significant type of derivative:

| | **2004** | | | 2003 | | |
|---|---|---|---|---|---|---|
| | **Trading HK$'m** | **Hedging HK$'m** | **Total HK$'m** | Trading HK$'m | Hedging HK$'m | Total HK$'m |
| Exchange rate contracts | | | | | | |
| Spot | **14,954** | **–** | **14,954** | 14,673 | – | 14,673 |
| Forward and futures contracts | **886** | **–** | **886** | 950 | – | 950 |
| Swaps | **200,862** | **3,715** | **204,577** | 184,524 | 6,254 | 190,778 |
| Foreign exchange option contracts | | | | | | |
| – Currency options purchased | **1,415** | **–** | **1,415** | 1,476 | – | 1,476 |
| – Currency options written | **2,851** | **–** | **2,851** | 4,435 | – | 4,435 |
| | **220,968** | **3,715** | **224,683** | 206,058 | 6,254 | 212,312 |
| Interest rate contracts | | | | | | |
| Interest rate swaps | **5,349** | **17,166** | **22,515** | 381 | 21,087 | 21,468 |
| Interest rate futures | **389** | **–** | **389** | – | – | – |
| Interest rate option contracts | | | | | | |
| – Swaptions purchased | **469** | **–** | **469** | – | – | – |
| – Swaptions written | **2,206** | **–** | **2,206** | 1,446 | – | 1,446 |
| | **8,413** | **17,166** | **25,579** | 1,827 | 21,087 | 22,914 |
| Bullion contracts | | | | | | |
| Bullion contracts | **929** | **–** | **929** | 606 | – | 606 |
| Gold option contracts | | | | | | |
| – Gold options purchased | **98** | **–** | **98** | 31 | – | 31 |
| – Gold options written | **65** | **–** | **65** | 30 | – | 30 |
| | **1,092** | **–** | **1,092** | 667 | – | 667 |
| Equity contracts | | | | | | |
| Equity option contracts | | | | | | |
| – Equity options purchased | **564** | **–** | **564** | 1,016 | – | 1,016 |
| – Equity options written | **450** | **–** | **450** | 829 | – | 829 |
| | **1,014** | **–** | **1,014** | 1,845 | – | 1,845 |
| Total | **231,487** | **20,881** | **252,368** | 210,397 | 27,341 | 237,738 |

## 36. Off-balance sheet exposures (continued)

### *(b) Derivatives (continued)*

The trading transactions include positions arising from dealing activities and positions arising from the execution of trade orders from customers or transactions taken to hedge those positions. Interest rate swaps include both plain vanilla and non-standard swaps.

The replacement costs and credit risk weighted amounts of the above off-balance sheet exposures, which do not take into account the effects of bilateral netting arrangements are as follows:

| | **2004** | 2003 | **2004** | 2003 |
|---|---|---|---|---|
| | **Credit risk weighted amount** | | **Replacement cost** | |
| | **HK$'m** | HK$'m | **HK$'m** | HK$'m |
| Contingent liabilities and commitments | **26,303** | 29,813 | **N/A** | N/A |
| Derivatives | | | | |
| – Exchange rate contracts | **694** | 673 | **1,264** | 1,227 |
| – Interest rate contracts | **57** | 57 | **97** | 112 |
| – Bullion contracts | **10** | 10 | **12** | 33 |
| – Equity contracts | **16** | 29 | **6** | 9 |
| | **777** | 769 | **1,379** | 1,381 |
| Total | **27,080** | 30,582 | **1,379** | 1,381 |

The contract or notional amounts of these instruments indicate the volume of transactions outstanding as at 31 December 2004 and 31 December 2003; they do not represent the amounts at risk.

The credit risk weighted amounts are the amounts that have been calculated in accordance with the Third Schedule of the Banking Ordinance and guidelines issued by the HKMA. The amounts calculated are dependent upon the status of the counterparty and the maturity characteristics of each type of contract.

Replacement cost is the cost of replacing all contracts that have a positive value when marked to market (should the counterparty default on its obligations) and is obtained by marking contracts to market. Replacement cost is a close approximation of the credit risk for these contracts at the balance sheet dates.

## 37. Capital commitments

The Group has the following outstanding capital commitments not provided for in the accounts:

| | 2004 HK$'m | 2003 HK$'m |
|---|---|---|
| Authorised and contracted for but not recorded | **197** | 117 |
| Authorised but not contracted for | **17** | – |
| | **214** | 117 |

The above capital commitments mainly relate to commitments to purchase computer equipment and software; and to renovate the Group's premises.

## 38. Operating lease commitments

### *(a) The Group as lessee*

The Group has commitments to make the following future minimum lease payments under non-cancellable operating leases:

| | 2004 HK$'m | 2003 HK$'m |
|---|---|---|
| Land and buildings | | |
| – not later than one year | **200** | 183 |
| – later than one year but not later than five years | **188** | 182 |
| – later than five years | **3** | 9 |
| | **391** | 374 |
| Computer equipment | | |
| – not later than one year | **1** | 1 |

Certain non-cancellable operating leases included in the above were subject to renegotiation and rent adjustment with reference to market rates prevailing at specified date agreed.

### *(b) The Group as lessor*

The Group has contracted with tenants for the following future minimum lease receivables under non-cancellable operating leases:

| | 2004 HK$'m | 2003 HK$'m |
|---|---|---|
| Land and buildings | | |
| – not later than one year | **135** | 168 |
| – later than one year but not later than five years | **102** | 132 |
| | **237** | 300 |

The Group leases its investment properties (Note 26) under operating lease arrangements, with leases typically run for a period from one to three years. The terms of the leases generally require the tenants to pay security deposits and provide for periodic rent adjustments according to the then prevailing market conditions. None of the leases includes contingent rentals.

## 39. Litigation

The Group is currently being served a number of claims and counterclaims by various independent parties. These claims and counterclaims are in relation to the normal commercial activities of the Group.

No material provision was made against these claims and counterclaims because the directors believe that the Group has meritorious defences against the claimants or the amounts involved in these claims are not expected to be material.

## 40. Segmental reporting

A segment is a distinguishable component of the Group that is engaged either in providing products and services (business segment), or in providing products and services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other business or geographical segments. The Group has chosen business segment information as the primary reporting format and geographical segment information as the secondary reporting format.

Segment revenue, expenses, results, assets and liabilities include items directly attributable to a segment and those that can be allocated on a reasonable basis to that segment. The allocation of revenue reflects the benefits of capital and other funding resources allocated to the business or geographical segments by way of internal capital allocations and fund transfer mechanisms.

## 40. Segmental reporting (continued)

### *(a) By class of business*

| | 2004 | | | | | |
|---|---|---|---|---|---|---|
| | Commercial banking HK$'m | Treasury HK$'m | Unallocated HK$'m | Subtotal HK$'m | Eliminations HK$'m | Consolidated HK$'m |
| Net interest income | 7,880 | 2,928 | 385 | 11,193 | - | 11,193 |
| Other operating income | 3,288 | 1,121 | 673 | 5,082 | (418) | 4,664 |
| Operating income | 11,168 | 4,049 | 1,058 | 16,275 | (418) | 15,857 |
| Operating expenses | (4,317) | (159) | (1,447) | (5,923) | 418 | (5,505) |
| Operating profit/(loss) before provisions | 6,851 | 3,890 | (389) | 10,352 | - | 10,352 |
| Write-back of bad and doubtful debts | 1,628 | - | - | 1,628 | - | 1,628 |
| Operating profit/(loss) after provisions | 8,479 | 3,890 | (389) | 11,980 | - | 11,980 |
| Net gain from disposal/revaluation of fixed assets | - | - | 2,084 | 2,084 | - | 2,084 |
| Net gain from disposal of held-to-maturity securities | - | - | 2 | 2 | - | 2 |
| Net gain on disposal of an associate | - | - | 50 | 50 | - | 50 |
| Write-back of provision for impairment on interests in associates | - | - | 152 | 152 | - | 152 |
| Share of profits less losses of associates | - | - | (16) | (16) | - | (16) |
| Profit before taxation | 8,479 | 3,890 | 1,883 | 14,252 | - | 14,252 |
| **Assets** | | | | | | |
| Segment assets | 317,064 | 456,948 | 21,969 | 795,981 | - | 795,981 |
| Interests in associates | - | - | 62 | 62 | - | 62 |
| Unallocated corporate assets | - | - | 733 | 733 | - | 733 |
| | 317,064 | 456,948 | 22,764 | 796,776 | - | 796,776 |
| **Liabilities** | | | | | | |
| Segment liabilities | 651,539 | 72,453 | 805 | 724,797 | - | 724,797 |
| Unallocated corporate liabilities | - | - | 2,219 | 2,219 | - | 2,219 |
| | 651,539 | 72,453 | 3,024 | 727,016 | - | 727,016 |
| **Other information** | | | | | | |
| Additions of fixed assets | - | - | 450 | 450 | - | 450 |
| Depreciation | - | - | 585 | 585 | - | 585 |
| Amortisation of premium/discount of held-to-maturity securities | - | 207 | - | 207 | - | 207 |

## 40. Segmental reporting (continued)

### (a) By class of business (continued)

| | 2003 | | | | | |
|---|---|---|---|---|---|---|
| | Commercial banking HK$'m | Treasury HK$'m | Unallocated HK$'m | Subtotal HK$'m | Eliminations HK$'m | Consolidated HK$'m |
| Net interest income | 9,392 | 2,982 | 500 | 12,874 | – | 12,874 |
| Other operating income | 3,116 | 918 | 832 | 4,866 | (487) | 4,379 |
| Operating income | 12,508 | 3,900 | 1,332 | 17,740 | (487) | 17,253 |
| Operating expenses | (4,373) | (162) | (1,610) | (6,145) | 487 | (5,658) |
| Operating profit/(loss) before provisions | 8,135 | 3,738 | (278) | 11,595 | – | 11,595 |
| Charge for bad and doubtful debts | (1,671) | – | – | (1,671) | – | (1,671) |
| *Operating profit/(loss) after provisions* | 6,464 | 3,738 | (278) | 9,924 | – | 9,924 |
| Net loss from disposal/revaluation of fixed assets | – | – | (1,121) | (1,121) | – | (1,121) |
| Write-back of provision for impairment on held-to-maturity securities and investment securities | – | 29 | 1 | 30 | – | 30 |
| Net loss on disposal of a subsidiary | – | – | (1) | (1) | – | (1) |
| Provision for impairment on interests in associates | – | – | (132) | (132) | – | (132) |
| Share of profits less losses of associates | – | – | (9) | (9) | – | (9) |
| Profit/(loss) before taxation | 6,464 | 3,767 | (1,540) | 8,691 | – | 8,691 |
| **Assets** | | | | | | |
| Segment assets | 310,008 | 432,947 | 18,439 | 761,394 | – | 761,394 |
| Interests in associates | – | – | 278 | 278 | – | 278 |
| Unallocated corporate assets | – | – | 915 | 915 | – | 915 |
| | 310,008 | 432,947 | 19,632 | 762,587 | – | 762,587 |
| **Liabilities** | | | | | | |
| Segment liabilities | 621,211 | 77,671 | 648 | 699,530 | – | 699,530 |
| Unallocated corporate liabilities | – | – | 1,640 | 1,640 | – | 1,640 |
| | 621,211 | 77,671 | 2,288 | 701,170 | – | 701,170 |
| **Other information** | | | | | | |
| Additions of fixed assets | – | – | 369 | 369 | – | 369 |
| Depreciation | – | – | 611 | 611 | – | 611 |
| Amortisation of premium/discount of held-to-maturity securities | – | 544 | – | 544 | – | 544 |
| Non-cash expenses other than depreciation/amortisation | 1,671 | – | – | 1,671 | – | 1,671 |

Commercial banking business includes acceptance of deposits, mortgage lending, credit card advances, remittance, provision of securities brokerage and insurance agency services, commercial lending, trade finance and overdraft facilities.

## 40. Segmental reporting (continued)

### (a) *By class of business (continued)*

Treasury activities include money market, foreign exchange dealing and capital market activities. Treasury manages funding of the Group. Treasury provides funding to all other business segments and receives funds from commercial banking's deposit taking activities. These inter-segment funding transactions are priced either at market bid/offer rates as appropriate or at an internal funding rate as determined by the average funding requirements of other business segments and the average one-month inter-bank rates of the relevant financial year. In addition, the gains and losses on the foreign exchange activities of the Group are included in "Treasury". The profit and loss information presented in this note has been prepared using inter-segment charging/income transactions. The segmental assets and liabilities have not been adjusted to reflect the effect of inter-segment borrowing and lending (i.e. segmental profit and loss information is not comparable to segmental assets and liabilities information).

Unallocated items mainly comprise fixed assets of the Group, investment securities, interests in associates and other items that cannot be reasonably allocated to a specific business segment. The interest benefit of the capital of the Group is also included as unallocated within net interest income. Rental expenses are allocated to business segments based on a fixed rate per square footage occupied.

Operating expenses of a functional unit are allocated to the relevant business segment that is the predominant user of the services provided by the unit. Operating expenses of other shared services, which cannot be allocated to a specific business segment, are included in "Unallocated".

### (b) *By geographical area*

No geographical reporting is provided as over 90% of the Group's revenues are derived from Hong Kong and over 90% of the Group's assets are originated from business decisions and operations based in Hong Kong.

## 41. Loans to directors and officers

Particulars of advances made to directors and officers of the Company pursuant to section 161B(4C) of the Hong Kong Companies Ordinance are as follows:

| | **2004**<br>**HK$'m** | 2003<br>HK$'m |
|---|---|---|
| Aggregate amount of relevant loans outstanding at year end | **185** | 35 |
| Maximum aggregate amount of relevant loans outstanding during the year | **193** | 100 |

## 42. Significant related party transactions

Related parties are those parties that have the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence. Related parties may be individuals or other entities.

## 42. Significant related party transactions (continued)

As detailed in Note 44, pursuant to the reorganisation of BOC on 26 August 2004, the PRC government established Huijin to hold the equity capital of BOC and the equity capital of certain other financial institutions previously held directly by the State. The stated purpose of Huijin is to exercise the rights of an equity investor on behalf of the State and not to have any commercial operations. In accordance with SSAP 20 "Related Party Disclosures", Huijin and financial institutions, other than BOC, that it controls have not been regarded as related parties, as such entities are acting on behalf of the State similar to government departments and agencies, simply by virtue of their normal dealings with the Company.

During the year, the Group entered into various transactions with related parties which are summarised as follows:

### (a) *Advances to third parties guaranteed by related parties*

As at 31 December 2004, BOC, the intermediate holding company and fellow subsidiaries provided guarantees for loans in favour of the Group amounting to HK$4,512 million (2003: HK$2,886 million) to certain third parties. The intermediate holding company and fellow subsidiaries held equity interests of not more than 20% in these third parties.

### (b) *Summary of transactions entered into during the ordinary course of business with the related parties*

The aggregate income and expenses arising from related party transactions with the immediate holding company, intermediate holding companies, fellow subsidiaries and associates of the Company as well as associates of an intermediate holding company are summarised as follows:

| | Notes | **2004 HK$'m** | 2003 HK$'m |
|---|---|---|---|
| Profit and loss items: | | | |
| Interest income | (i) | **175** | 314 |
| Interest expense | (ii) | **(210)** | (257) |
| Insurance commission received (net) | (iii) | **149** | 123 |
| Administrative services fees received/receivable | (iv) | **55** | 45 |
| Rental fees received/receivable | (iv) | **19** | 30 |
| Credit card commission paid/payable (net) | (v) | **(66)** | (44) |
| Securities brokerage commission paid/payable (net) | (v) | **(113)** | (119) |
| Rental, property management and letting agency fees paid/payable | (v) | **(66)** | (62) |
| Write-back of/(charge for) bad and doubtful debts | | **162** | (125) |
| Funds selling commission received | (vi) | **71** | 58 |
| Correspondent banking fee received | (vii) | **11** | 8 |
| Loan services fees received | (viii) | **7** | 11 |
| Balance sheet items: | | | |
| Cash and short-term funds | (i) | **11,587** | 27,913 |
| Placements with banks and other financial institutions | (i) | **22,726** | 9,535 |
| Advances and other accounts | (i) | **353** | 604 |
| Other investments in securities | (i) | **–** | 234 |
| Other assets | (ix) | **1,343** | 2,507 |
| Deposits and balances of banks and other financial institutions | (ii) | **19,549** | 19,779 |
| Deposits from customers | (ii) | **5,175** | 17,771 |
| Other accounts and provisions | (ix) | **1,183** | 2,270 |

## 42. Significant related party transactions (continued)

### *(b) Summary of transactions entered into during the ordinary course of business with the related parties (continued)*

Notes:

**(i) Interest income**

In the ordinary course of business, the Group enters into various transactions with an intermediate holding company, fellow subsidiaries and associates including deposit of cash and short-term funds, placement of interbank deposits, investments in securities and provision of loans and credit facilities. The transactions were conducted at prices and terms that are no more favourable than those charged to and contracted with other third party customers of the Group.

**(ii) Interest expense**

In the ordinary course of business, the Group accepts interbank deposits and current, fixed, savings and other deposits from the immediate holding company, intermediate holding companies and fellow subsidiaries of the Company as well as associates of an intermediate holding company at the relevant market rates at the time of the transactions.

**(iii) Insurance commission received (net)**

In the ordinary course of business, the Group provides insurance agency services to and purchases general and life insurance policies from fellow subsidiaries at the relevant market rates at the time of the transactions.

**(iv) Administrative services fees and rental fees received/receivable**

In the ordinary course of business, the Group receives administrative services fees for the provision of various administrative services including internal audit, technology, human resources support and training to the intermediate holding companies and fellow subsidiaries mainly on the basis of cost plus a margin of 5%, and receives office premises rental fees from the fellow subsidiaries at the relevant market rates at the time of the transactions.

**(v) Commission, property management, letting agency fees and rental fees paid/payable**

In the ordinary course of business, the Group pays commission fees for credit card administrative and promotional services, securities brokerage services, property management and letting agency fees to an intermediate holding company and fellow subsidiaries. The Group also pays rental fees to fellow subsidiaries. These transactions have been entered into in the ordinary course of business and were priced at the relevant market rates at the time of the transactions.

**(vi) Funds selling commission received**

In the ordinary course of business, the Group receives commission for engaging in promotion and sale of fund products of a fellow subsidiary to customers of the Group at the relevant market rates at the time of the transactions.

**(vii) Correspondent banking fee received**

In the ordinary course of business, an intermediate holding company provides services to the Group's customers including the remittance services and advising on and collecting letters of credit issued by the Group. The Group shares the fees paid by its customers with the intermediate holding company on the basis agreed between the parties from time to time.

## 42. Significant related party transactions (continued)

### *(b) Summary of transactions entered into during the ordinary course of business with the related parties (continued)*

Notes: (continued)

**(viii) Loan services fees received**

In the ordinary course of business, the Group undertakes to service and administer the loans and the related securities transferred to fellow subsidiaries and an intermediate holding company in prior years at a fee agreed among the parties from time to time. Such loan service was ended in June 2004 when the loans were sold.

In prior year, the fellow subsidiary and the former ultimate holding company entered into a Deed of Assignment with another fellow subsidiary (the "Transferee"), to which the Group is also a party, pursuant to which the Group agrees to service the loans assigned to the Transferee, commencing in this year, for essentially the same compensation, adjusted on a pro rata basis, as contained in the original loan servicing agreements.

**(ix) Other assets and other accounts and provisions**

Included within "Other assets" and "Other accounts and provisions" are receivables from and payables to intermediate holding companies and fellow subsidiaries. The amounts mainly represent the accounts receivables from and payables to a fellow subsidiary in relation to dealing securities trading transactions on behalf of the Group's customers. The receivables and payables arose from transactions carried out in the normal course of business.

### *(c) Off-balance sheet items*

**Contingent liabilities and commitments**

In the ordinary course of business, the Group provides loan facilities and trade finance services to, and guarantees for the obligations of an intermediate holding company, fellow subsidiaries and associates on normal commercial terms. As at 31 December 2004, the total undrawn loan commitments, trade finance-related contingencies and guarantees amounted to HK$1,283 million (2003: HK$1,132 million).

**Derivatives**

In the ordinary course of business, the Group enters into foreign exchange contracts and interest rate contracts with an intermediate holding company and fellow subsidiaries. The aggregate notional amount of such derivative transactions amounted to HK$6,943 million as at 31 December 2004 (2003: HK$19,323 million). These transactions are executed at the relevant market rates at the time of the transactions.

### *(d) Key management personnel*

The Group accepts deposits from and grants loans and credit facilities to key management personnel in the ordinary course of business. During the year and that of the prior year, no material transaction was conducted with key management personnel of BOCHK, its holding companies and parties related to them.

## 43. Balances with group companies and associates

Included in the following balance sheet captions are balances with group companies:

| | 2004 | | |
|---|---|---|---|
| | **Immediate and intermediate holding companies HK$'m** | **Other group companies HK$'m** | **Total HK$'m** |
| Cash and short-term funds | **11,534** | **53** | **11,587** |
| Placements with banks and other financial institutions | **22,673** | **53** | **22,726** |
| Advances and other accounts | **15** | **338** | **353** |
| Other assets | **41** | **1,302** | **1,343** |
| Deposits and balances of banks and other financial institutions | **18,536** | **1,013** | **19,549** |
| Deposits from customers | **81** | **4,984** | **5,065** |
| Other accounts and provisions | **24** | **1,159** | **1,183** |

| | 2003 | | |
|---|---|---|---|
| | Immediate and intermediate holding companies HK$'m | Other group companies HK$'m | Total HK$'m |
| Cash and short-term funds | 27,789 | 124 | 27,913 |
| Placements with banks and other financial institutions | 9,532 | 3 | 9,535 |
| Advances and other accounts | 18 | 446 | 464 |
| Other investments in securities | 234 | – | 234 |
| Other assets | 35 | 2,472 | 2,507 |
| Deposits and balances of banks and other financial institutions | 19,066 | 710 | 19,776 |
| Deposits from customers | 14,426 | 3,269 | 17,695 |
| Other accounts and provisions | 29 | 2,241 | 2,270 |

As detailed in the Report of the Directors and Note 44, pursuant to the reorganisation on 26 August 2004, Huijin became the ultimate holding company of the Company. The Group did not have any balances with Huijin for the years ended 2003 and 2004 respectively.

There were no material balances with associates of the Group as at 31 December 2004 and 31 December 2003 respectively.

## 44. Ultimate holding company

With the approval of the State Council of the PRC, BOC, the former ultimate holding company of the Company, has been reorganised into a joint stock company with limited liability in the PRC (the "Reorganisation") and was renamed Bank of China Limited on 26 August 2004. Pursuant to the Reorganisation, Huijin becomes the owner of the entire equity interest in Bank of China Limited. Huijin is approved by State Council of the PRC to assume the rights and obligations of the equity owner on behalf of the State. Accordingly, Huijin, acting on behalf of the State, has become the ultimate holding company of the Company by virtue of its interest in Bank of China Limited immediately after the Reorganisation.

## 45. Approval of accounts

The accounts were approved and authorised for issue by the Board of Directors on 23 March 2005.

## 1. Capital adequacy ratio

| | **2004** | 2003 |
|---|---|---|
| Capital adequacy ratio | **16.14%** | 15.11% |
| Adjusted capital adequacy ratio | **16.13%** | 15.21% |

The CAR is computed on the consolidated basis that comprises the positions of BOCHK and certain subsidiaries specified by the HKMA for its regulatory purposes and in accordance with the Third Schedule of the Banking Ordinance.

The adjusted CAR taking into account market risk exposure as at the balance sheet date is computed in accordance with the guideline on "Maintenance of Adequate Capital Against Market Risks" under the Supervisory Policy Manual issued by the HKMA and on the same basis as for the unadjusted CAR.

## 2. Components of capital base after deductions

The consolidated capital base after deductions used in the calculation of the above capital adequacy ratios as at 31 December 2004 and 31 December 2003 and reported to the HKMA is analysed as follows:

| | **2004 HK$'m** | 2003 HK$'m |
|---|---|---|
| Core capital: | | |
| Paid up ordinary share capital | **43,043** | 43,043 |
| Reserves | **12,408** | 10,468 |
| Profit and loss account | **4,491** | 2,327 |
| Minority interests | **963** | 917 |
| | **60,905** | 56,755 |
| Supplementary capital: | | |
| General provisions for doubtful debts | **5,049** | 4,997 |
| Total capital base | **65,954** | 61,752 |
| Deduction from total capital base: | | |
| Shareholdings in subsidiaries or holding company | **(351)** | (449) |
| Exposures to connected companies | **(845)** | (872) |
| Equity investments of 20% or more in non-subsidiary companies | **(60)** | (107) |
| Investments in the capital of other banks or other financial institutions | **(1)** | (1) |
| | **(1,257)** | (1,429) |
| Total capital base after deductions | **64,697** | 60,323 |

## 3. Liquidity ratio

| | **2004** | 2003 |
|---|---|---|
| Average liquidity ratio | **36.03%** | 37.76% |

The average liquidity ratio is calculated as the simple average of each calendar month's average liquidity ratio of BOCHK for the year.

The liquidity ratio is computed on the solo basis (the Hong Kong offices only) and is in accordance with the Fourth Schedule of the Banking Ordinance.

## 4. Currency concentrations

The following is a summary of the major foreign currency exposures arising from trading, non-trading and structural positions. The net options position is calculated based on the worst-case approach set out in the prudential return "Foreign Currency Position" issued by the HKMA.

| | **2004** | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | **Equivalent in million of HK$** | | | | | | | |
| | **US Dollars** | **Japanese Yen** | **Euro** | **Australian Dollars** | **Macau Pataca** | **Renminbi Yuan** | **Others** | **Total** |
| Spot assets | **228,593** | **21,041** | **16,581** | **21,532** | **181** | **13,129** | **14,189** | **315,246** |
| Spot liabilities | **(161,784)** | **(2,893)** | **(7,086)** | **(23,701)** | **(2)** | **(12,282)** | **(28,630)** | **(236,378)** |
| Forward purchases | **112,090** | **12,153** | **12,348** | **14,892** | **-** | **92** | **38,179** | **189,754** |
| Forward sales | **(178,122)** | **(30,661)** | **(21,972)** | **(12,945)** | **-** | **(54)** | **(23,902)** | **(267,656)** |
| Net options position | **(319)** | **8** | **32** | **53** | **-** | **-** | **238** | **12** |
| Net long/(short) position | **458** | **(352)** | **(97)** | **(169)** | **179** | **885** | **74** | **978** |
| Net structural position | **-** | **-** | **-** | **-** | **-** | **94** | **-** | **94** |

| | 2003 | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | Equivalent in million of HK$ | | | | | | | |
| | US Dollars | Japanese Yen | Euro | Australian Dollars | Macau Pataca | Renminbi Yuan | Others | Total |
| Spot assets | 164,349 | 16,571 | 21,619 | 22,007 | 153 | 1,144 | 22,776 | 248,619 |
| Spot liabilities | (142,187) | (3,049) | (11,011) | (28,336) | (2) | (563) | (39,661) | (224,809) |
| Forward purchases | 125,005 | 14,602 | 13,252 | 20,289 | - | - | 36,248 | 209,396 |
| Forward sales | (149,283) | (28,057) | (24,134) | (14,112) | - | - | (19,762) | (235,348) |
| Net options position | (974) | - | 59 | 837 | - | - | 95 | 17 |
| Net long/(short) position | (3,090) | 67 | (215) | 685 | 151 | 581 | (304) | (2,125) |
| Net structural position | - | - | - | - | - | - | - | - |

## 5. Segmental information

### *(a) Sectoral analysis of gross advances to customers*

The information concerning gross advances to customers has been analysed into loans used inside or outside Hong Kong by industry sectors of the borrowers as follows:

| | **2004 HK$'m** | 2003 HK$'m |
|---|---|---|
| Loans for use in Hong Kong | | |
| Industrial, commercial and financial | | |
| – Property development* | **21,323** | 23,161 |
| – Property investment | **47,809** | 46,754 |
| – Financial concerns | **9,956** | 6,589 |
| – Stockbrokers | **124** | 41 |
| – Wholesale and retail trade* | **15,243** | 17,679 |
| – Manufacturing* | **11,767** | 10,711 |
| – Transport and transport equipment* | **11,777** | 12,383 |
| – Others* | **30,035** | 38,521 |
| Individuals | | |
| – Loans for the purchase of flats in Home Ownership Scheme, Private Sector Participation Scheme and Tenants Purchase Scheme | **17,430** | 18,244 |
| – Loans for purchase of other residential properties | **95,615** | 90,003 |
| – Credit card advances | **4,256** | 3,756 |
| – Others* | **7,386** | 6,959 |
| Total loans for use in Hong Kong* | **272,721** | 274,801 |
| Trade finance* | **13,279** | 12,100 |
| Loans for use outside Hong Kong | **27,226** | 21,681 |
| Gross advances to customers | **313,226** | 308,582 |

* Certain comparative amounts have been restated to conform with the current year's presentation.

## 5. Segmental information (continued)

### *(b) Geographical analysis of gross advances to customers, overdue advances and non-performing loans*

The following geographical analysis of gross advances to customers, advances overdue for over three months and NPLs is based on the location of the counterparties, after taking into account the transfer of risk in respect of such advances where appropriate.

**(i) Gross advances to customers**

| | **2004 HK$'m** | 2003 HK$'m |
|---|---|---|
| Hong Kong | **286,768** | 289,129 |
| Mainland China | **11,166** | 8,434 |
| Others | **15,292** | 11,019 |
| | **313,226** | 308,582 |

**(ii) Advances overdue for over three months**

| | **2004 HK$'m** | 2003 HK$'m |
|---|---|---|
| Hong Kong | **5,066** | 11,066 |
| Mainland China | **264** | 469 |
| Others | **39** | 69 |
| | **5,369** | 11,604 |

**(iii) Non-performing loans**

| | **2004 HK$'m** | 2003 HK$'m |
|---|---|---|
| Hong Kong | **8,871** | 16,801 |
| Mainland China | **321** | 887 |
| Others | **47** | 144 |
| | **9,239** | 17,832 |

## 6. Cross-border claims

The information on cross-border claims discloses exposures to foreign counterparties on which the ultimate risk lies, and is derived according to the location of the counterparties after taking into account any transfer of risk. In general, such transfer of risk takes place if the claims are guaranteed by a party in a country, which is different from that of the counterparty or if the claims are on an overseas branch of a bank whose head office is located in another country. Only regions constituting 10% or more of the aggregate cross-border claims are analysed by geographical areas and disclosed as follows:

| | **Banks and other financial institutions HK$'m** | **Public sector entities HK$'m** | **Others HK$'m** | **Total HK$'m** |
|---|---|---|---|---|
| At 31 December 2004 | | | | |
| Asia, other than Hong Kong | | | | |
| – Mainland China | **48,234** | **14,338** | **12,103** | **74,675** |
| – Others | **54,183** | **915** | **7,142** | **62,240** |
| | **102,417** | **15,253** | **19,245** | **136,915** |
| North America | | | | |
| – United States | **6,043** | **26,051** | **15,886** | **47,980** |
| – Others | **11,731** | **395** | **16** | **12,142** |
| | **17,774** | **26,446** | **15,902** | **60,122** |
| Western Europe | | | | |
| – Germany | **40,020** | **–** | **4,415** | **44,435** |
| – Others | **147,474** | **743** | **15,238** | **163,455** |
| | **187,494** | **743** | **19,653** | **207,890** |
| Total | **307,685** | **42,442** | **54,800** | **404,927** |

| | Banks and other financial institutions HK$'m | Public sector entities HK$'m | Others HK$'m | Total HK$'m |
|---|---|---|---|---|
| At 31 December 2003 | | | | |
| Asia, other than Hong Kong | | | | |
| – Mainland China | 45,698 | 2,157 | 8,507 | 56,362 |
| – Others | 49,750 | 1,180 | 4,981 | 55,911 |
| | 95,448 | 3,337 | 13,488 | 112,273 |
| North America | | | | |
| – United States | 7,571 | 14,850 | 18,130 | 40,551 |
| – Others | 15,013 | 2,997 | 39 | 18,049 |
| | 22,584 | 17,847 | 18,169 | 58,600 |
| Western Europe | | | | |
| – Germany | 38,563 | – | 5,359 | 43,922 |
| – Others | 117,451 | 1,470 | 13,949 | 132,870 |
| | 156,014 | 1,470 | 19,308 | 176,792 |
| Total | 274,046 | 22,654 | 50,965 | 347,665 |

## 7. Overdue and rescheduled assets

### *(a) Overdue and non-performing loans*

| | **2004** | | 2003 | |
|---|---|---|---|---|
| | **Amount HK$'m** | **% of gross advances to customers** | Amount HK$'m | % of gross advances to customers |
| Gross advances to customers which have been overdue for: | | | | |
| – six months or less but over three months | **489** | **0.16%** | 977 | 0.31% |
| – one year or less but over six months | **395** | **0.13%** | 2,521 | 0.82% |
| – over one year | **4,485** | **1.43%** | 8,106 | 2.63% |
| Advances overdue for over three months | **5,369** | **1.72%** | 11,604 | 3.76% |
| Less: | | | | |
| Amount overdue for over three months and on which interest is still being accrued | **(61)** | **(0.02%)** | (67) | (0.02%) |
| Add: | | | | |
| Amount overdue for three months or less and on which interest is being placed in suspense or on which interest accrual has ceased | | | | |
| – included in rescheduled advances | **916** | **0.29%** | 798 | 0.26% |
| – others | **3,015** | **0.96%** | 5,497 | 1.78% |
| Gross non-performing loans | **9,239** | **2.95%** | 17,832 | 5.78% |

As at 31 December 2004 and 31 December 2003, there were no advances to banks and other financial institutions that were overdue for over three months.

## 7. Overdue and rescheduled assets (continued)

### *(b) Other overdue assets*

| | **2004** **HK$'m** | 2003 HK$'m |
|---|---|---|
| Overdue for: | | |
| – six months or less but over three months | **2** | 2 |
| – over one year | **1** | 2 |
| | **3** | 4 |

As at 31 December 2004 and 31 December 2003, other overdue assets represented the accrued interest.

### *(c) Rescheduled advances to customers*

| | **2004** | | 2003 | |
|---|---|---|---|---|
| | **Amount** **HK$'m** | **% of gross advances to customers** | Amount HK$'m | % of gross advances to customers |
| Rescheduled advances to customers | **974** | **0.31%** | 851 | 0.28% |

Advances with a specific repayment date are classified as overdue when the principal or interest is overdue and remains unpaid. Advances repayable by regular instalments are classified as overdue when an instalment payment is overdue and remains unpaid. Advances repayable on demand are classified as overdue either when a demand for repayment has been served on the borrower but repayment has not been made in accordance with the instruction or when the advances have remained continuously outside the approved limit that was advised to the borrower.

Rescheduled advances are those advances that have been restructured or renegotiated because of a deterioration in the financial position of the borrower or of the inability of the borrower to meet the original repayment schedule and for which the revised repayment terms, either of interest or of repayment period, are non-commercial. Rescheduled advances, which have been overdue for more than three months under the revised repayment terms, are included in overdue advances. Rescheduled advances are stated after deduction of accrued interest that has been charged to customers but accrued to a suspense account and before deduction of specific provisions.

As at 31 December 2004 and 31 December 2003, there were no rescheduled advances to banks and other financial institutions.

## 8. Repossessed assets held

| | 2004 HK$'m | 2003 HK$'m |
|---|---|---|
| Repossessed assets held | **1,185** | 1,757 |

Repossessed assets are properties or securities in respect of which the Group has acquired access or control (e.g. through court proceedings or voluntary actions by the borrowers concerned) for release in full or in part of the obligations of the borrowers. Upon repossession of the assets, the related loans and advances will continue to be recorded as loans and advances until all collection efforts have been exhausted and the repossessed assets are realised. Specific provisions will be made after taking into account the market value of the repossessed assets which are yet to be disposed. Upon disposal of the repossessed assets, any specific provisions previously made will be utilised to write off the loans and advances.

## 9. Connected transactions

In 2004, BOCHK, a wholly owned subsidiary of the Company, and its subsidiaries engaged on a regular basis in the usual course of their business in numerous transactions with BOC and its Associates. As BOC is the Company's controlling shareholder and therefore a connected person of the Company, all such transactions constituted connected transactions subsequent to the listing of the Company on the Stock Exchange for the purposes of the Listing Rules. In August 2004, the PRC government established Huijin to hold the equity capital of BOC and the equity capital of certain other financial institutions previously held directly by the State. The stated purpose of Huijin is to exercise the rights of an equity investor on behalf of the State and not to have any commercial operations. For purposes of this report, therefore, Huijin and the companies of which it is a substantial shareholder have not been treated as connected persons to the Company.

The transactions fell into the following two categories:

1. de minimis transactions entered into in the usual course of business and under normal commercial terms. Such transactions were exempted from disclosure and shareholder approval by virtue of rule 14.24 (and since 31 March 2004, Rule 14A.33) of the Listing Rules;

2. certain regular banking transactions for which the Stock Exchange has granted a waiver. These transactions were entered into on a continual basis throughout the year unless otherwise noted. The waiver expired on 31 December 2004 and on 4 January 2005 the Company made an announcement (the "Announcement") in accordance with Rule 14A.34 of the Listing Rules. The Announcement listed those continuing connected transactions that exceeded the de minimis threshold and set out caps that the Company will comply with in respect of such transactions for the next three years. Details of these continuing connected transactions may be found in the Announcement at www.bochk.com/ir.

A brief description of the transactions set out in paragraph (2) is set out below, followed by a table setting out the amounts for each such type of transaction in 2004. Certain of these transactions were subject to annual caps agreed by the Stock Exchange and the Company, and none of these caps was exceeded. All of these transactions were conducted on normal commercial terms unless specified otherwise.

## 9. Connected transactions (continued)

### *Derivatives Transactions*

These included interest rate and currency interest rate swaps, equity derivatives, and currency and bond options entered into with BOC and its Associates.

### *Foreign Exchange Transactions*

These included inter-bank foreign currency exchange transactions, spot, forward and outright transactions, and exercised currency options entered into with BOC and its Associates.

### *Inter-bank Capital Markets Transactions*

These included buying and selling debt securities (both those issued by independent third parties and those issued by BOC and its Associates) by the Group from and to BOC and its Associates and on their behalf on issue and in the secondary market, and the Group acting as the custodian for BOC and its Associates and BOC acting as the custodian for the Group.

### *Bullion Trading*

BOCHK entered into deferred settlement bullion transactions with BOC Macau Branch and Tai Fung Bank, a subsidiary of BOC, and bullion spot transactions with normal settlement with BOC. BOCHK also entered into physically settled bullion transactions with BOC Macau Branch and BOC Singapore Branch on which it provided a rebate on normal commercial terms.

### *Forfaiting Trading*

BOCHK entered into forfaiting transactions to buy and sell interests in certain trade finance products, including with BOC. All such transactions with BOC were entered into on normal commercial terms and only in relation to bills of exchange secured under a letter of credit.

### *Correspondent Banking Fee Sharing Programmes*

BOCHK and Nanyang have signed agency agreements with the New York, Frankfurt, Osaka and Tokyo branches of Bank of China, pursuant to which they are given priority over other banks for advising and negotiating Letters of Credit and for funds transfers, provided the terms are at least as good as those offered by other banks, and as compensation they will rebate part of the commission.

### *Capital Markets Transactions*

The Group entered into various capital markets transactions with BOC and its Associates, in particular BOCI Capital, an indirect subsidiary of BOC. These transactions included sub-participation of loans, acquiring and disposing of interests in syndicated loans and tax efficiency financing.

### *Loan Servicing Agreements*

On 6 July 2002, BOCHK and Nanyang entered into loan servicing agreements with BOC Cayman and Zhong Gang, pursuant to which BOCHK and Nanyang agreed to provide, for a fixed fee based on the agreed cost of the services plus a margin, servicing, collection, account opening and reporting services in respect of certain loans sold by BOCHK and Nanyang to BOC Cayman and Zhong Gang in 2002 and 1999 respectively. Such loan service was ended in June 2004 when the loans were sold.

### *Provision of Insurance Cover by BOC Insurance*

BOC Insurance and its subsidiaries provided general and life insurance to the Group.

## 9. Connected transactions (continued)

### *Insurance Agency*

The Group provided insurance agency services to BOC Insurance and BOC Life on a commission basis.

### *Securities Brokerage*

BOCI Securities provided securities brokerage services to the Group. The Group paid BOCI Securities commissions for its services and received rebates in return.

### *Credit Card Services*

Pursuant to a Credit Card Cooperation and Services Agreement dated 6 July 2002 between BOC-CC and BOC, BOC-CC provided certain services to BOC in relation to its Great Wall International Card (the "International Card") and its Great Wall Renminbi Card (the "Renminbi Card"). BOC-CC shared the profits and losses or fee income in relation to the operations of the International Card and the Renminbi Card with BOC as set out in the agreement. This agreement formalised many of the relationships that existed prior to its execution.

### *BOC-CC Business in Macau*

BOC Macau Branch and Tai Fung Bank promoted BOC-CC's Hong Kong dollar and Macau pataca settled credit cards and provided customer services in return for a share of profits or commission payment. They also provided services for BOC-CC's merchant acquiring business in Macau in return for commission sharing.

### *BOC-CC Business in Mainland China*

BOC promoted and provided services for BOC-CC's merchant acquiring business in Mainland China in return for commission sharing. BOC provided over-the-counter cash withdrawal services to cardholders of BOC-CC in Mainland China, for which the cardholder was charged a transaction handling fee that was shared between BOC and BOC-CC.

### *Credit Card Support Services to BOC Singapore Branch*

BOC-CC provided business support services to BOC Singapore Branch in relation to its credit card business, for which BOC-CC was paid on the basis of cost plus a margin of 5%. Pursuant to the Credit Card Cooperation and Services Agreement, these services may be extended on similar terms to such other branches of BOC outside Mainland China.

### *Credit Card Training Subsidy*

Pursuant to the Credit Card Cooperation and Services Agreement, BOC-CC has agreed to pay BOC a training subsidy of HK$2 million per annum, or such other amount as may be agreed for the provision of training by BOC to BOC's personnel in its provincial branches throughout Mainland China in support of BOC-CC's business in Mainland China.

### *Selling of Funds Products*

The Group promoted MPF products for BOCI-Prudential Trustee, a subsidiary of BOCHK, and promoted guaranteed fund and open-end fund products for BOCI-Prudential Manager, an indirect subsidiary of BOC, and sold these products for a commission.

## 9. Connected transactions (continued)

### *Services and Relationship Agreement*

On 6 July 2002, the Company and BOCHK entered into a Services and Relationship Agreement with BOC and certain of its subsidiaries. Under this agreement, BOC has agreed to, and agreed to procure that its Associates, enter into all future arrangements with BOCHK on an arm's length basis, on normal commercial terms and at rates no less favourable than those offered to independent third parties, in relation to inter-bank lending, loans, correspondent banking arrangements, treasury transactions, provision of insurance and syndicated loans. BOCHK has agreed to, and agreed to procure that its subsidiaries, enter into all future arrangements on the same basis, save that the rates offered to BOC and its Associates will be no more favourable than those offered to independent third parties. The Services and Relationship Agreement also covers the provision of the services set out below:

**Administrative Services**

Administrative support and company secretarial services to BOC (BVI), BOCHKG and Hua Chiao on the basis of cost plus a margin of 5%.

**Audit Services**

Audit services for BOC on various branches and subsidiaries of BOC located in the Asia-Pacific region, other than BOC's branches in Mainland China, on the basis of cost plus a margin of 5%.

**Information Technology Services**

Information technology services to BOC's branches in Hong Kong, Macau, the Asia-Pacific region and Mainland China, on the basis of cost plus a margin of 5%. Under various information technology services contracts BOCHK provides similar services to BOC's Associates on similar terms. Prior to July 2002, BOCHK charged BOC, its branches and Associates for its information technology services only at cost.

**Training Services**

Training services to BOC's employees on the basis of cost plus a margin of 5%.

### *Secondments from BOC*

BOC seconded management level and supervisory staff to BOCHK's branches in Mainland China. BOCHK paid salaries directly to the staff concerned and in some cases BOCHK also paid a management fee to BOC.

### *BOC Markets Services Agreement*

Under the terms of a BOC Markets Services Agreement, dated 6 July 2002, between BOCHK and BOC Markets, BOCHK provides office premises and certain support services to BOC Markets in connection with its operations in Hong Kong. A small number of BOCHK's employees are also seconded to BOC Markets. The provision of office premises is charged at market rent while all other services are provided on the basis of cost plus a margin of 5%.

### *Deposits by Directors and their Associates*

BOCHK paid preferential interest rate for deposits of over 1 month's duration and up to a maximum of HK$5 million in total from each of the directors of the Group and their Associates who are employees of the Group on the same terms as those offered to other employees. The preferential interest rate is applicable to all staff of the Group.

## 9. Connected transactions (continued)

| Type of Transaction | 2004<br>HK$'m |
|---|---|
| Derivatives Transactions (volume) | **923.94** |
| Foreign Exchange Transactions (volume) | **280,216** |
| Inter-Bank Capital Markets Transactions | **N/A** |
| Bullion Trading (volume) | **3,727.74** |
| Forfaiting Transactions (volume) | **11.69** |
| Correspondent Banking Fee Sharing | **10.65** |
| Capital Markets Transactions | **N/A** |
| Loan Servicing Agreements | **5.25** |
| Provision of Insurance Cover by BOC Insurance | **50.67** |
| Insurance Agency Commission Income | **199.79** |
| Securities Brokerage Commission Payments, Net of Rebates | **112.98** |
| International Card | **17** |
| Renminbi Card (payment to BOC) | **1.13** |
| BOC-CC Business in Macau | **10.48** |
| BOC-CC Business in the Mainland China – Payments retained by and to BOC | **36.94** |
| Credit Card Support Services to BOC overseas branches | **1.85** |
| Credit Card Training Subsidy | **2** |
| Funds Selling Commission Income | **70.91** |
| Administrative Services (under the Services and Relationship Agreement and the BOC Markets Services Agreement) | **0.39** |
| Audit Services | **7.50** |
| Information Technology Services | **40.36** |
| Training Services | **2.16** |
| Secondments from BOC – Management Fee | **0.03** |
| Human Resources Support Services and Secondments to BOC Markets | **0.07** |
| Staff Preferential Rate Deposits of Directors | ***** |

N/A: these transactions were diverse and large in number.

* no director and his/her Associates have preferential rate deposits in excess of HK$50 million in aggregate.

## Subsidiaries of the Company

The particulars of our subsidiaries are as follows:

| Name of company | Country/place and date of incorporation/ establishment | Issued and fully paid up share capital/ registered capital | Percentage of attributable equity interest | Principal activities |
|---|---|---|---|---|
| **Directly held:** | | | | |
| Bank of China (Hong Kong) Limited | Hong Kong 16 October 1964 | Ordinary shares HK$43,042,840,858 | 100.00% | Banking business |
| **Indirectly held:** | | | | |
| Nanyang Commercial Bank, Limited | Hong Kong 2 February 1948 | Ordinary shares HK$600,000,000 | 100.00% | Banking business |
| Chiyu Banking Corporation Limited | Hong Kong 24 April 1947 | Ordinary shares HK$300,000,000 | 70.49% | Banking business |
| BOC Credit Card (International) Limited | Hong Kong 9 September 1980 | Ordinary shares HK$480,000,000 | 100.00% | Credit card services |
| Arene Trading Limited | Hong Kong 22 August 1978 | Ordinary shares HK$500,000 | 100.00% | Property holding and investment |
| Attempt Fit Enterprises Limited | Hong Kong 30 March 1993 | Ordinary shares HK$10,000 | 100.00% | Property holding and investment |
| Bank of China (Hong Kong) Nominees Limited | Hong Kong 1 October 1985 | Ordinary shares HK$2 | 100.00% | Nominee services |
| Bank of China (Hong Kong) Trustees Limited | Hong Kong 6 November 1987 | Ordinary shares HK$3,000,000 | 100.00% | Trustee and agency services |
| BOC Group Trustee Company Limited | Hong Kong 1 December 1997 | Ordinary shares HK$200,000,000 | 64.20% | Trustee services |
| BOC Travel Services Limited | Hong Kong 24 August 1982 | Ordinary shares HK$2,000,000 | 100.00% | Travel services |
| BOCHK Information Technology (Shenzhen) Co., Ltd. | PRC 16 April 1990 | Registered capital HK$70,000,000 | 100.00% | Development of software |

## Subsidiaries of the Company (continued)

| Name of company | Country/place and date of incorporation/ establishment | Issued and fully paid up share capital/ registered capital | Percentage of attributable equity interest | Principal activities |
|---|---|---|---|---|
| BOCI-Prudential Trustee Limited | Hong Kong 11 October 1999 | Ordinary shares HK$300,000,000 | 41.10% | Trustee services |
| Champion Leader International Limited | Hong Kong 19 January 1998 | Ordinary shares HK$2 | 100.00% | Club management |
| Che Hsing (Nominees) Limited | Hong Kong 23 April 1980 | Ordinary shares HK$10,000 | 100.00% | Nominee services and investment holding |
| Chiyu Banking Corporation (Nominees) Limited | Hong Kong 3 November 1981 | Ordinary shares HK$100,000 | 70.49% | Investment holding |
| Chung Chiat Company Limited | Hong Kong 9 April 1980 | Ordinary shares HK$200 | 100.00% | Property holding and investment |
| Dwell Bay Limited | Hong Kong 19 December 1980 | Ordinary shares HK$100,000 | 100.00% | Property holding and investment |
| Excellent Way Properties Limited | Hong Kong 17 December 1992 | Ordinary shares HK$10,000 | 100.00% | Property holding and investment |
| Fortune Holds Development Limited | Hong Kong 22 January 1997 | Ordinary shares HK$10,000 | 100.00% | Property holding and investment |
| Glister Company Limited | Hong Kong 26 March 2001 | Ordinary shares HK$2 | 70.49% | Investment holding |
| Glory Cardinal Limited | Hong Kong 4 May 2001 | Ordinary shares HK$2 | 70.49% | Investment holding |
| Grace Charter Limited | Hong Kong 4 May 2001 | Ordinary shares HK$2 | 70.49% | Investment holding |
| G.Z.Y. Microfilm Technology (Shenzhen) Co., Ltd. | PRC 24 September 1993 | Registered capital HK$40,000,000 | 100.00% | Microfilm services |
| Hua Chiao Commercial (Nominees) Limited | Hong Kong 28 October 1986 | Ordinary shares HK$10,000 | 100.00% | Nominee services |

## Subsidiaries of the Company (continued)

| Name of company | Country/place and date of incorporation/ establishment | Issued and fully paid up share capital/ registered capital | Percentage of attributable equity interest | Principal activities |
|---|---|---|---|---|
| Kincheng Finance (H.K.) Limited | Hong Kong 30 March 1979 | Ordinary shares HK$225,000,000 | 100.00% | Loan financing |
| Kincheng Investments & Developments (H.K.) Limited | Hong Kong 15 May 1981 | Ordinary shares HK$6,000 | 100.00% | Property holding and investment |
| Kincheng (Nominees) Limited | Hong Kong 12 December 1980 | Ordinary shares HK$100,000 | 100.00% | Nominee services |
| Kiu Nam Investment Corporation Limited | Hong Kong 9 November 1963 | Ordinary shares HK$2,000,000 | 100.00% | Property holding and investment |
| Kwong Li Nam Investment Agency Limited | Hong Kong 25 May 1984 | Ordinary shares HK$3,050,000 | 100.00% | Investment agency |
| Nan Song Company, Limited | Hong Kong 13 April 1965 | Ordinary shares HK$1,000,000 | 100.00% | Property investment and investment holding |
| Nanyang Commercial Bank (Nominees) Limited | Hong Kong 22 August 1980 | Ordinary shares HK$50,000 | 100.00% | Nominee services |
| Nanyang Commercial Bank Trustee Limited | Hong Kong 22 October 1976 | Ordinary shares HK$3,000,000 | 100.00% | Trustee services |
| Nanyang Finance Company Limited | Hong Kong 16 March 1979 | Ordinary shares HK$50,000,000 | 100.00% | Financial services |
| Pacific Trend Profits Corporation | British Virgin Islands 20 April 2001 | Registered shares US$1 | 70.49% | Investment holding |
| Patson (HK) Limited | Hong Kong 18 August 1970 | Ordinary shares HK$1,000,000 | 100.00% | Property investment |
| Perento Limited | Hong Kong 27 September 1983 | Ordinary shares HK$10,000 | 100.00% | Property holding and investment |
| Po Hay Enterprises Limited | Hong Kong 2 October 1979 | Ordinary shares HK$100,000 | 100.00% | Property holding and investment |

## Subsidiaries of the Company (continued)

| Name of company | Country/place and date of incorporation/ establishment | Issued and fully paid up share capital/ registered capital | Percentage of attributable equity interest | Principal activities |
|---|---|---|---|---|
| Po Sang Financial Investment Services Company Limited | Hong Kong 23 September 1980 | Ordinary shares HK$25,000,000 | 100.00% | Gold trading and investment holding |
| Po Sang Futures Limited | Hong Kong 19 October 1993 | Ordinary shares HK$25,000,000 | 100.00% | Commodities brokerage |
| Po Sang (Nominees) Limited | Hong Kong 29 April 1993 | Ordinary shares HK$10,000 | 100.00% | Nominee services |
| Prosper Glory Limited | Hong Kong 14 May 2001 | Ordinary shares HK$2,000 | 100.00% | Pledge holding |
| Rams City (Nominees) Limited | Hong Kong 2 May 1986 | Ordinary shares HK$2,000,000 | 100.00% | Nominee services and investment holding |
| Rams City Trustee Limited | Hong Kong 16 April 1981 | Ordinary shares HK$14,300,000 | 100.00% | Trustee services |
| Sanicon Investment Limited | Hong Kong 24 January 2000 | Ordinary shares HK$2 | 100.00% | Property holding and investment |
| Seng Sun Development Company, Limited | Hong Kong 11 December 1961 | Ordinary shares HK$2,800,000 | 70.49% | Investment holding |
| Seng Sun Development (Xiamen) Co., Ltd. | PRC 17 April 1993 | Registered capital US$5,000,000 | 70.49% | Property development and investment |
| Shenstone Limited | Hong Kong 4 September 1979 | Ordinary shares HK$2 | 100.00% | Property holding and investment |
| Shenyin Storage (Shenzhen) Co., Ltd. | PRC 26 May 1993 | Registered capital HK$40,000,000 | 100.00% | Storage services |
| Sin Chiao Enterprises Corporation, Limited | Hong Kong 13 September 1961 | Ordinary shares HK$3,000,000 | 100.00% | Property holding and investment |

## Subsidiaries of the Company (continued)

| Name of company | Country/place and date of incorporation/ establishment | Issued and fully paid up share capital/ registered capital | Percentage of attributable equity interest | Principal activities |
|---|---|---|---|---|
| Sin Hua Trustee Limited | Hong Kong 27 October 1978 | Ordinary shares HK$3,000,000 | 100.00% | Trustee services |
| Sin Mei (Nominee) Limited | Hong Kong 27 April 1982 | Ordinary shares HK$100,000 | 100.00% | Nominee services and investment holding |
| Sin Yeh Shing Company Limited | Hong Kong 28 November 1980 | Ordinary shares HK$100,000 | 100.00% | Property holding and investment |
| Sino Information Services Company Limited | Hong Kong 11 February 1993 | Ordinary shares HK$7,000,000 | 100.00% | Information services |
| The China-South Sea (Nominees) Services Limited | Hong Kong 13 February 1981 | Ordinary shares HK$100,000 | 100.00% | Nominee services |
| The China-South Sea Trustee Limited | Hong Kong 15 May 1979 | Ordinary shares HK$3,000,000 | 100.00% | Trustee services |
| The China State (Nominees) Limited | Hong Kong 14 May 1982 | Ordinary shares HK$100,000 | 100.00% | Nominee services and investment holding |
| The China State Trustee Limited | Hong Kong 17 July 1981 | Ordinary shares HK$3,000,000 | 100.00% | Trustee services |
| Track Link Investment Limited | Hong Kong 8 February 1994 | Ordinary shares HK$2 | 100.00% | Property holding and investment |
| The Yien Yieh Finance Company Limited | Hong Kong 27 March 1979 | Ordinary shares HK$25,000,000 | 100.00% | Loan financing |
| Yien Yieh (Nominee) Limited | Hong Kong 26 June 2001 | Ordinary shares HK$2,000 | 100.00% | Nominee services and investment holding |

# DEFINITIONS

In this Annual Report, unless the context otherwise requires, the following terms shall have the meanings set out below:

| Terms | Meanings |
|---|---|
| "ADR(s)" | American Depositary Receipt(s) |
| "ADS(s)" | American Depositary Share(s) |
| "Associate(s)" | has the meaning ascribed to "associate(s)" in the Listing Rules |
| "ATM(s)" | Automated Teller Machine(s) |
| "Board" or "Board of Directors" | the Board of Directors of the Company |
| "BOC" | Bank of China Limited (formerly known as Bank of China), a state-owned commercial bank established under the laws of the PRC and a joint stock company with limited liability |
| "BOC (BVI)" | BOC Hong Kong (BVI) Limited, a company incorporated under the laws of the British Virgin Islands and a wholly owned subsidiary of BOCHKG |
| "BOC Cayman" | the Cayman Islands Branch of BOC |
| "BOC Group Trustee" | BOC Group Trustee Company Limited, a company incorporated under the laws of Hong Kong, in which the Group and BOCI hold equity interests of 66% and 34% respectively |
| "BOC Insurance" | Bank of China Group Insurance Company Limited, a company incorporated under the laws of Hong Kong and a wholly owned subsidiary of BOC |
| "BOC Investment" | Bank of China Group Investment Limited, a company incorporated under the laws of Hong Kong and a wholly owned subsidiary of BOC |
| "BOC Life" | BOC Group Life Assurance Company Limited, a company incorporated under the laws of Hong Kong and a wholly owned subsidiary of BOC Insurance |
| "BOC Markets" | the Hong Kong Branch of BOC |
| "BOC-CC" | BOC Credit Card (International) Limited, a company incorporated under the laws of Hong Kong and a wholly owned subsidiary of BOCHK |
| "BOCHK" | Bank of China (Hong Kong) Limited, a company incorporated under the laws of Hong Kong and a wholly owned subsidiary of the Company |
| "BOCHK Charitable Foundation" | Bank of China (Hong Kong) Limited Charitable Foundation (formerly known as the "Bank of China Group Charitable Foundation"), a charitable foundation being established in July 1994 |
| "BOCHKG" | BOC Hong Kong (Group) Limited, a company incorporated under the laws of Hong Kong and a wholly owned subsidiary of BOC |
| "BOCI" | BOC International Holdings Limited, a company incorporated under the laws of Hong Kong and a wholly owned subsidiary of BOC |

| Terms | Meanings |
|---|---|
| "BOCI Capital" | BOCI Capital Limited, a company incorporated under the laws of Hong Kong and a wholly owned subsidiary of BOCI |
| "BOCI-Prudential Manager" | BOCI-Prudential Asset Management Limited, a company incorporated under the laws of Hong Kong, in which BOCI Asset Management Limited, a wholly owned subsidiary of BOCI, and Prudential Corporation Holdings Limited hold equity interests of 64% and 36% respectively |
| "BOCI-Prudential Trustee" | BOCI-Prudential Trustee Limited, a company incorporated under the laws of Hong Kong, in which BOC Group Trustee and Prudential Corporation Holdings Limited hold equity interests of 64% and 36% respectively |
| "BOCI Securities" | BOCI Securities Limited, a company incorporated under the laws of Hong Kong and an indirect wholly owned subsidiary of BOCI |
| "CAR" | Capital Adequacy Ratio, computed on the consolidated basis that comprises the positions of BOCHK and certain subsidiaries specified by the HKMA for its regulatory purposes and in accordance with the Third Schedule of the Banking Ordinance |
| "CBS" | Corporate Banking Services |
| "CEPA" | *Closer Economic Partnership Arrangement* |
| "Chiyu" | Chiyu Banking Corporation Limited, a company incorporated under the laws of Hong Kong, in which BOCHK holds an equity interest of 70.49% |
| "Company" | BOC Hong Kong (Holdings) Limited, a company incorporated under the laws of Hong Kong |
| "GDP" | Gross Domestic Product |
| "Group" | the Company and its subsidiaries collectively referred as the Group |
| "HIBOR" | Hong Kong Interbank Offered Rate |
| "HKAS(s)" | Hong Kong Accounting Standard(s) |
| "HKFRSs" | Hong Kong Financial Reporting Standards |
| "HKICPA" | Hong Kong Institute of Certified Public Accountants (formerly known as Hong Kong Society of Accountants) |
| "HKMA" | Hong Kong Monetary Authority |
| "HKSAR" or "Hong Kong SAR" | Hong Kong Special Administrative Region |
| "Hua Chiao" | Hua Chiao Commercial Limited (in members' voluntary liquidation), a company incorporated under the laws of Hong Kong, in which BOC holds an equity interest of 93.64% |
| "Huijin" | China SAFE Investments Ltd. (previously known as Central Huijin Investment Company Limited) |
| "ICBC" | Industrial and Commercial Bank of China |
| "IPO" | Initial Public Offering |

| Terms | Meanings |
|---|---|
| "IT" | Information Technology |
| "Listing Rules" | The Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited |
| "The Mainland" or "Mainland China" or "The Mainland of China" | The mainland of the PRC |
| "MPF" | Mandatory Provident Fund |
| "MPF Schemes Ordinance" | the Mandatory Provident Fund Schemes Ordinance, Chapter 485 of the Laws of Hong Kong, as amended |
| "MSCI Index" | Morgan Stanley Capital International Index |
| "Nanyang" | Nanyang Commercial Bank, Limited, a company incorporated under the laws of Hong Kong and a wholly owned subsidiary of BOCHK |
| "NPL(s)" | Non-performing loan(s) |
| "ORSO schemes" | the Occupational Retirement Schemes under Occupational Retirement Schemes Ordinance, Chapter 426 of the Laws of Hong Kong |
| "PBOC" | The People's Bank of China |
| "PRC" | The People's Republic of China |
| "RMB" or "Renminbi" | Renminbi, the lawful currency of the PRC |
| "RTGS" | Real Time Gross Settlement System |
| "SARS" | Severe Acute Respiratory Syndrome |
| "SFO" | the Securities and Futures Ordinance, Chapter 571 of the Laws of Hong Kong |
| "Share Option Scheme" | the Share Option Scheme (previously known as 2002 Share Option Scheme) conditionally approved and adopted by the shareholders of the Company on 10 July 2002 |
| "Sharesave Plan" | the Sharesave Plan (previously known as 2002 Sharesave Plan) conditionally approved and adopted by the shareholders of the Company on 10 July 2002 |
| "SSAP(s)" | Statement(s) of Standard Accounting Practice |
| "Stock Exchange" or "Stock Exchange of Hong Kong" | The Stock Exchange of Hong Kong Limited |
| "UK" | United Kingdom |
| "US" or "USA" | the United States of America |
| "VaR" | Value at Risk |
| "Zhong Gang" | Zhong Gang (Cayman) Company Limited, a company incorporated under the laws of the Cayman Islands and a wholly owned subsidiary of BOC |

## BANK OF CHINA (HONG KONG) – BRANCH NETWORK

### Hong Kong Island

| Branch | Address | Telephone |
|---|---|---|
| **Central & Western District** | | |
| Bank of China Tower Branch | 1 Garden Road, Hong Kong | 2826 6888 |
| Sheung Wan Branch | 252 Des Voeux Road Central, Hong Kong | 2541 1601 |
| Queen's Road West (Sheung Wan) Branch | 2-12 Queen's Road West, Sheung Wan, Hong Kong | 2815 6888 |
| Sheung Wan (Guangdong Investment Tower) Branch | 297 Des Voeux Road Central, Hong Kong | 2544 5521 |
| Connaught Road Central Branch | 13-14 Connaught Road Central, Hong Kong | 2841 0410 |
| Central District Branch | 2A Des Voeux Road Central, Hong Kong | 2160 8888 |
| Central District (Wing On House) Branch | 71 Des Voeux Road Central, Hong Kong | 2843 6111 |
| Central District (International Finance Centre) Branch | Shop 3022, Level 3, International Finance Centre, 1 Harbour View Street, Central, Hong Kong | 2501 0373 |
| Shek Tong Tsui Branch | 534 Queen's Road West, Shek Tong Tsui, Hong Kong | 2819 7277 |
| Western District Branch | 386-388 Des Voeux Road West, Hong Kong | 2549 9828 |
| Queen's Road Central Branch | 81-83 Queen's Road Central, Hong Kong | 2588 1288 |
| Bonham Road Branch | 63 Bonham Road, Hong Kong | 2517 7066 |
| Kennedy Town Branch | Harbour View Garden, 2-2F Catchick Street, Kennedy Town, Hong Kong | 2818 6162 |
| Caine Road Branch | 57 Caine Road, Hong Kong | 2521 3318 |
| First Street Branch | 55A First Street, Sai Ying Pun, Hong Kong | 2517 3399 |
| United Centre Branch | Shop 1021, United Centre, 95 Queensway, Hong Kong | 2861 1889 |
| Wyndham Street Branch | 1-3 Wyndham Street, Central, Hong Kong | 2843 2888 |
| Des Voeux Road West Branch | 111-119 Des Voeux Road West, Hong Kong | 2546 1134 |
| Gilman Street Branch | 136 Des Voeux Road Central, Hong Kong | 2135 1123 |
| **Wan Chai District** | | |
| Pak Sha Road Branch | 1 Pak Sha Road, Causeway Bay, Hong Kong | 2882 1383 |
| Gloucester Road Branch | Unit 3, G/F Immigration Tower, 7 Gloucester Road, Wan Chai, Hong Kong | 2877 1133 |
| 409 Hennessy Road Branch | 409-415 Hennessy Road, Wan Chai, Hong Kong | 2835 6118 |
| Johnston Road Branch | 152-158 Johnston Road, Wan Chai, Hong Kong | 2574 8257 |
| Harbour Road Branch | 26 Harbour Road, Wan Chai, Hong Kong | 2827 8407 |
| Happy Valley Branch | 11 King Kwong Street, Happy Valley, Hong Kong | 2838 6668 |
| Causeway Bay Branch | 18 Percival Street, Causeway Bay, Hong Kong | 2572 4273 |
| Wan Chai (China Overseas Building) Branch | 139 Hennessy Road, Wan Chai, Hong Kong | 2529 0866 |
| Wan Chai (Wu Chung House) Branch | 213 Queen's Road East, Wan Chai, Hong Kong | 2892 0909 |
| Hennessy Road (Wan Chai) Branch | 310-312 Hennessy Road, Wan Chai, Hong Kong | 2923 5628 |
| Wan Chai Road Branch | 127-135 Wan Chai Road, Wan Chai, Hong Kong | 2577 4862 |
| **Eastern District** | | |
| Siu Sai Wan Branch | Shop 19, Cheerful Garden, Siu Sai Wan, Hong Kong | 2505 2399 |
| Taikoo Shing Branch | Shop G1012, Yiu Sing Mansion, Taikoo Shing, Hong Kong | 2886 0612 |
| Taikoo Shing Branch Safe Box Service Centre | Shop G1006, Hoi Shing Mansion, Taikoo Shing, Hong Kong | 2885 4582 |
| North Point Branch | Roca Centre, 464 King's Road, North Point, Hong Kong | 2811 8880 |
| North Point (King's Centre) Branch | 193-209 King's Road, North Point, Hong Kong | 2286 2000 |
| North Point (Hang Ying Building) Branch | Shop B1, 318-328 King's Road, North Point, Hong Kong | 2887 1199 |
| North Point (Kiu Fai Mansion) Branch | 413-415 King's Road, North Point, Hong Kong | 2562 6108 |
| Sai Wan Ho Branch | 142-146 Shau Kei Wan Road, Sai Wan Ho, Hong Kong | 2886 3344 |
| Heng Fa Chuen Branch | Shop 205-208, East Wing Shopping Centre, Heng Fa Chuen, Chai Wan, Hong Kong | 2897 1131 |
| Kam Wa Street Branch | 3 Kam Wa Street, Shau Kei Wan, Hong Kong | 2885 9311 |
| City Garden Branch | 233 Electric Road, North Point, Hong Kong | 2571 2878 |
| King's Road Branch | 131-133 King's Road, North Point, Hong Kong | 2887 0282 |
| Chai Wan Branch Safe Box Service Centre | 27 Gold Mine Building, 345 Chai Wan Road, Chai Wan, Hong Kong | 2557 0248 |
| Chai Wan (Walton Estate) Branch | Block B, Walton Estate, 341-343 Chai Wan Road, Chai Wan, Hong Kong | 2558 6433 |
| Healthy Village Branch | Shop 1&2, Healthy Village Phase II, 668 King's Road, North Point, Hong Kong | 2563 2278 |
| Sheung On Street Branch | 77 Sheung On Street, Chai Wan, Hong Kong | 2897 0923 |
| Aldrich Garden Branch | Shop 58, Aldrich Garden, Shau Kei Wan, Hong Kong | 3196 4956 |
| Shau Kei Wan (Po Man Building) Branch | 260-262 Shau Kei Wan Road, Shau Kei Wan, Hong Kong | 2568 5211 |
| Wan Tsui Road Branch | 4 Lin Shing Road, Chai Wan, Hong Kong | 2557 3283 |
| Quarry Bay Branch | Parkvale, 1060 King's Road, Quarry Bay, Hong Kong | 2564 0333 |
| **Southern District** | | |
| Tin Wan Branch | 2-12 Ka Wo Street, Tin Wan, Hong Kong | 2553 0135 |
| Stanley Branch | Shop 401, Shopping Centre, Stanley Plaza, Hong Kong | 2813 2290 |
| Aberdeen Branch | 25 Wu Pak Street, Aberdeen, Hong Kong | 2553 4165 |
| South Horizons Branch | G38, West Centre Marina Square, South Horizons, Ap Lei Chau, Hong Kong | 2580 0345 |
| South Horizons Branch Safe Box Service Centre | Shop 118, Marina Square East Centre, Ap Lei Chau, Hong Kong | 2555 7477 |
| Wah Kwai Estate Branch | Shop 17, Shopping Centre, Wah Kwai Estate, Hong Kong | 2550 2298 |
| Wong Chuk Hang Road Branch | 40 Wong Chuk Hang Road, Hong Kong | 2814 8272 |
| Chi Fu Landmark Branch | Shop 510, Chi Fu Landmark, Pok Fu Lam, Hong Kong | 2551 2282 |
| Ap Lei Chau Branch | 13-15 Wai Fung Street, Ap Lei Chau, Hong Kong | 2554 6487 |

### Kowloon

| Branch | Address | Telephone |
|---|---|---|
| **Kowloon City District** | | |
| Prince Edward Road (Kowloon City) Branch | 382-384 Prince Edward Road, Kowloon City, Kowloon | 2926 6038 |
| To Kwa Wan Branch | 80N To Kwa Wan Road, To Kwa Wan, Kowloon | 2364 4344 |
| Pak Tai Street Branch | 4-6 Pak Tai Street, To Kwa Wan, Kowloon | 2760 7773 |
| Hunghom Commercial Centre Branch | 37-39 Ma Tau Wai Road, Hung Hom, Kowloon | 2363 9217 |
| Hung Hom (Eldex Industrial Building) Branch | 21 Ma Tau Wai Road, Hung Hom, Kowloon | 2764 8363 |
| OUHK Branch | The Open University of Hong Kong, 30 Good Shepherd Street, Ho Man Tin, Kowloon | 2760 9099 |
| Ma Tau Kok Road Branch | 39-45 Ma Tau Kok Road, To Kwa Wan, Kowloon | 2714 9118 |
| Ma Tau Wai Road Branch | 47-49 Ma Tau Wai Road, Hung Hom, Kowloon | 2926 5123 |
| Site 11 Whampoa Garden Branch | Shop G6, Site 11 Whampoa Garden, Hung Hom, Kowloon | 2363 3982 |
| Whampoa Garden Branch | Shop G8B, Site 1, Whampoa Garden, Hung Hom, Kowloon | 2764 7233 |
| Nga Tsin Wai Road Branch | 25 Nga Tsin Wai Road, Kowloon City, Kowloon | 2383 2316 |
| Wuhu Street Branch | 105-107 Wuhu Street, Hung Hom, Kowloon | 2363 9231 |
| **Wong Tai Sin District** | | |
| Tai Yau Street Branch | 35 Tai Yau Street, San Po Kong, Kowloon | 2328 0087 |
| Chuk Yuen Estate Branch | Shop S1, Chuk Yuen Shopping Centre, Chuk Yuen South Estate, Kowloon | 2325 5261 |
| Choi Hung Branch | 19 Clear Water Bay Road, Ngau Chi Wan, Kowloon | 2327 0271 |
| Choi Hung Road Branch | 58-68 Choi Hung Road, San Po Kong, Kowloon | 2927 6111 |
| Choi Wan Estate Branch | A3-18 Commercial Complex, Choi Wan Estate, Kowloon | 2754 5911 |
| Wong Tai Sin Branch | Shop G1, Wong Tai Sin Shopping Centre, Wong Tai Sin, Kowloon | 2327 8147 |
| San Po Kong (Wing Lok Building) Branch | 28-34 Tseuk Luk Street, San Po Kong, Kowloon | 2328 7915 |
| Yuk Wah Street Branch | 46-48 Yuk Wah Street, Tsz Wan Shan, Kowloon | 2927 6655 |
| Fung Tak Road Branch | 5-11 Fung Tak Road, Tsz Wan Shan, Kowloon | 2927 6333 |
| Lok Fu Branch | Shop 2, Lok Fu Shopping Centre II, Lok Fu, Kowloon | 2337 0271 |
| Tseuk Luk Street Branch | 86 Tseuk Luk Street, San Po Kong, Kowloon | 2927 6228 |
| Sheung Fung Street Branch | 66-68 Sheung Fung Street, Tsz Wan Shan, Kowloon | 2327 8118 |
| Diamond Hill Branch | G107 Plaza Hollywood, Diamond Hill, Kowloon | 2955 5088 |

## BANK OF CHINA (HONG KONG) – BRANCH NETWORK (continued)

| Branch | Address | Telephone |
|---|---|---|
| **Kwun Tong District** | | |
| Kowloon Bay (Telford House) Branch | Shop 2, Telford House, 16 Wang Hoi Road, Kowloon Bay, Kowloon | 2331 3783 |
| Ngau Tau Kok (Garden Estate) Branch | Shop 6, Lotus Tower 2, Kwun Tong Garden Estate, 297 Ngau Tau Kok Road, Ngau Tau Kok, Kowloon | 2763 5456 |
| 169 Ngau Tau Kok Road Branch | 169 Ngau Tau Kok Road, Ngau Tau Kok, Kowloon | 2750 7311 |
| 177 Ngau Tau Kok Road Branch | 177 Ngau Tau Kok Road, Ngau Tau Kok, Kowloon | 2927 4321 |
| Ping Tin Estate Branch | Shop 225, 2/F Ping Tin Shopping Centre, Lam Tin, Kowloon | 2927 7828 |
| Wang Kwun Road Branch | Unit G1, Nan Fung Commercial Centre, Wang Kwun Road, Kowloon Bay, Kowloon | 2755 0268 |
| Sau Mau Ping Branch | Shop 214, Sau Mau Ping Shopping Centre, Sau Mau Ping, Kowloon | 2772 0028 |
| Hip Wo Street Branch | 195-197 Hip Wo Street, Kwun Tong, Kowloon | 2345 0102 |
| Ting Fu Street Branch | 11-13 Ting Fu Street, Ngau Tau Kok, Kowloon | 2756 4621 |
| Yau Tong Branch | Shop G1-G27, Ka Fu Arcade, Yau Tong Centre, Kowloon | 2349 9191 |
| Hoi Yuen Road Branch | 55 Hoi Yuen Road, Kwun Tong, Kowloon | 2763 2127 |
| Tsui Ping Estate Branch | Shop 116, 1/F Shopping Circuit, Tsui Ping Estate, Kwun Tong, Kowloon | 2345 3238 |
| 26 Fu Yan Street Branch | 26-32 Fu Yan Street, Kwun Tong, Kowloon | 2342 5262 |
| 95 Fu Yan Street Branch | 95 Fu Yan Street, Kwun Tong, Kowloon | 2343 4141 |
| Telford Gardens Branch | Shop P20, Telford Gardens, Kowloon Bay, Kowloon | 2796 1551 |
| Lam Tin Branch | Shop 12, 49 Kai Tin Road, Lam Tin, Kowloon | 2347 1456 |
| Kwun Tong Branch | 20-24 Yue Man Square, Kwun Tong, Kowloon | 2344 4116 |
| Ngau Tau Kok Road (Kwun Tong) Branch | 327 Ngau Tau Kok Road, Kwun Tong, Kowloon | 2389 3301 |
| Kwun Tong Plaza Branch | G1 Kwun Tong Plaza, 68 Hoi Yuen Road, Kwun Tong, Kowloon | 2342 4295 |
| **Yau Tsim Mong District** | | |
| Tai Kok Tsui Branch | 73-77 Tai Kok Tsui Road, Tai Kok Tsui, Kowloon | 2395 3269 |
| Shan Tung Street Branch | 42-48 Shan Tung Street, Mong Kok, Kowloon | 2332 5461 |
| Shanghai Street (Prince Edward) Branch | 689-693 Shanghai Street, Mong Kok, Kowloon | 2391 0502 |
| Prince Edward Branch | 774 Nathan Road, Kowloon | 2399 3000 |
| Tsim Sha Tsui Branch | 24-28 Carnarvon Road, Tsim Sha Tsui, Kowloon | 2721 6242 |
| Tsim Sha Tsui East Branch | Shop G02-03, Inter-Continental Plaza, 94 Granville Road, Tsim Sha Tsui, Kowloon | 2739 0308 |
| Jordan Branch | 328-330 Nathan Road, Kowloon | 2928 6111 |
| Woosung Street Branch | 149-151 Woosung Street, Kowloon | 2730 0883 |
| Shanghai Street (Mong Kok) Branch | 611-617 Shanghai Street, Mong Kok, Kowloon | 2394 4181 |
| Mong Kok Branch | 589 Nathan Road, Mong Kok, Kowloon | 2332 0111 |
| Prince Edward Road West (Mong Kok) Branch | 116-118 Prince Edward Road West, Mong Kok, Kowloon | 2928 4138 |
| Mong Kok Road Branch | 50-52 Mong Kok Road, Mong Kok, Kowloon | 2395 3263 |
| Mong Kok (Silvercorp Int'l Tower) Branch | Shop B, 707-713 Nathan Road, Mong Kok, Kowloon | 2391 6677 |
| Mong Kok (President Commercial Centre) Branch | 608 Nathan Road, Mong Kok, Kowloon | 2384 7191 |
| Shanghai Street (Yau Ma Tei) Branch | 364-366 Shanghai Street, Yau Ma Tei, Kowloon | 2782 2071 |
| Yau Ma Tei Branch | 471 Nathan Road, Yau Ma Tei, Kowloon | 2780 2307 |
| Kimberley Road Branch | 37 Kimberley Road, Tsim Sha Tsui, Kowloon | 2739 1886 |
| Cameron Road Wealth Management Centre | 30 Cameron Road, Tsim Sha Tsui, Kowloon | 2312 0010 |
| Humphrey's Avenue Branch | 2-2A Carnarvon Road, Tsim Sha Tsui, Kowloon | 2311 3822 |
| Olympian City Branch | Shop 133, 1/F, Olympian City 2, 18 Hoi Ting Road, Kowloon | 2749 2110 |
| Fuk Tsun Street Branch | 32-40 Fuk Tsun Street, Tai Kok Tsui, Kowloon | 2391 8468 |
| Canton Road Branch | 60 Canton Road, Tsim Sha Tsui, Kowloon | 2730 0688 |
| Lock Road Branch | 19 Lock Road, Tsim Sha Tsui, Kowloon | 2367 6164 |

| Branch | Address | Telephone |
|---|---|---|
| **Sham Shui Po District** | | |
| Kowloon Plaza Branch | Unit 1, Kowloon Plaza, 485 Castle Peak Road, Kowloon | 2370 8928 |
| Festival Walk Branch | Unit LG149, Festival Walk, Kowloon Tong, Kowloon | 2265 7288 |
| 42 Yu Chau Street Branch | 42-46 Yu Chau Street, Sham Shui Po, Kowloon | 2397 1123 |
| Lei Cheng Uk Estate Branch | Shop 108, Lei Cheng Uk Commercial Centre, Lei Cheng Uk Estate, Kowloon | 2729 8251 |
| Castle Peak Road (Cheung Sha Wan) Branch | 365-371 Castle Peak Road, Cheung Sha Wan, Kowloon | 2728 3311 |
| 108 Cheung Sha Wan Road Branch | 108 Cheung Sha Wan Road, Sham Shui Po, Kowloon | 2779 0157 |
| 194 Cheung Sha Wan Road Branch | 194-196 Cheung Sha Wan Road, Sham Shui Po, Kowloon | 2728 9389 |
| Cheung Sha Wan Plaza Branch | Shop G08, Cheung Sha Wan Plaza, 833 Cheung Sha Wan Road, Kowloon | 2745 7088 |
| 248 Castle Peak Road Branch | 244-248 Castle Peak Road, Cheung Sha Wan, Kowloon | 2386 1233 |
| 412 Castle Peak Road Branch | 412-420 Castle Peak Road, Cheung Sha Wan, Kowloon | 2743 8010 |
| 188 Nam Cheong Street Branch | Shop 8-9, G/F Welland Plaza, 188 Nam Cheong Street, Sham Shui Po, Kowloon | 2788 3238 |
| 223 Nam Cheong Street Branch | 223 Nam Cheong Street, Sham Shui Po, Kowloon | 2928 2088 |
| Stage 7 Mei Foo Sun Chuen Branch | 17-B Mount Sterling Mall, Mei Foo Sun Chuen, Kowloon | 2742 6611 |
| Stage 2 Mei Foo Sun Chuen Branch | 19 Glee Path, Mei Foo Sun Chuen, Kowloon | 2370 8382 |
| Stage 6 Mei Foo Sun Chuen Branch | Shop N47-49, Mount Sterling Mall, Mei Foo Sun Chuen, Kowloon | 2743 4013 |
| Lai Chi Kok (Hong Kong Industrial Centre) Branch | A2, G/F Hong Kong Industrial Centre, 491 Castle Peak Road, Kowloon | 2745 1491 |
| Lai Chi Kok Road Branch | 282-284 Lai Chi Kok Road, Sham Shui Po, Kowloon | 2728 7216 |
| Sham Shui Po Branch | 207-211 Nam Cheong Street, Sham Shui Po, Kowloon | 2777 0171 |
| Sham Shui Po (On Ning Building) Branch | 147-149 Castle Peak Road, Sham Shui Po, Kowloon | 2708 3678 |

## New Territories & Outlying Islands

| Branch | Address | Telephone |
|---|---|---|
| **Sha Tin District** | | |
| Jat Min Chuen Branch | Shop 1, G/F Ming Yiu Lau, Jat Min Chuen, Sha Tin, New Territories | 2647 8784 |
| 41 Tai Wai Road Branch | 41-45 Tai Wai Road, Sha Tin, New Territories | 2929 4288 |
| 74 Tai Wai Road Branch | 74-76 Tai Wai Road, Sha Tin, New Territories | 2699 9523 |
| Fo Tan Branch | No 2, 1/F Shatin Galleria, 18-24 Shan Mei Street, Fo Tan, New Territories | 2691 7193 |
| Lucky Plaza Branch | Lucky Plaza, Wang Pok Street, Sha Tin, New Territories | 2605 6556 |
| City One Sha Tin Branch | Shop A, 16-20 Ngan Shing Commercial Centre, City One, Sha Tin, New Territories | 2648 8083 |
| Shatin Plaza Branch | Shop 6C, 18A-C & 19, L1, Shatin Plaza, Sha Tin, New Territories | 2606 6163 |
| Sha Kok Estate Branch | Shop 39, Sha Kok Shopping Centre, Sha Kok Estate, Sha Tin, New Territories | 2648 0302 |
| Heng On Estate Branch | Shop 203, Commercial Centre, Heng On Estate, Ma On Shan, New Territories | 2642 0111 |
| Ma On Shan Centre Branch | Shop A2, G/F Ma On Shan Centre, Sai Sha Road, Ma On Shan, New Territories | 2631 0063 |
| Lung Hang Estate Branch | 103 Lung Hang Commercial Centre, Sha Tin, New Territories | 2605 8618 |
| Sunshine City Branch | Shop 16, Blocks C & D, Sunshine City, Ma On Shan, New Territories | 2631 1011 |
| Lek Yuen Branch | No 1, Fook Hoi House, Lek Yuen Estate, Sha Tin, New Territories | 2605 3021 |
| **Tai Po District** | | |
| Tai Kwong Lane Branch | 16-22 Tai Kwong Lane, Tai Po Market, New Territories | 2652 2133 |
| Tai Po Branch | 68-70 Po Heung Street, Tai Po Market, New Territories | 2657 2121 |
| Tai Po Plaza Branch | Unit 4, Level 1 Tai Po Plaza, 1 On Tai Road, Tai Po, New Territories | 2665 5890 |
| On Chee Road Branch | Shop 10-11, Jade Plaza, 3 On Chee Road, Tai Po, New Territories | 2665 1966 |
| Fu Heng Estate Branch | Shop 1-2, Fu Heng Shopping Centre, Tai Po, New Territories | 2661 6278 |
| Fu Shin Estate Branch | Shop G11, Fu Shin Shopping Centre, Tai Po, New Territories | 2663 2788 |
| Kwong Fuk Road Branch | 40-50 Kwong Fuk Road, Tai Po Market, New Territories | 2658 2268 |

## BANK OF CHINA (HONG KONG) – BRANCH NETWORK (continued)

| Branch | Address | Telephone |
|---|---|---|
| **Sai Kung District** | | |
| Sai Kung Branch | 7-11 Wan King Path, Sai Kung, New Territories | 2792 1465 |
| East Point City Branch | Shop 187A, East Point City, Tseung Kwan O, New Territories | 2628 7238 |
| Hau Tak Estate Branch | Shop 7, Hau Tak Shopping Centre, Tseung Kwan O, New Territories | 2703 5203 |
| HKUST Branch | The Hong Kong University of Science & Technology, Clear Water Bay Road, New Territories | 2358 2345 |
| Tsui Lam Estate Branch | Shop 101, Tsui Lam Shopping Centre, Tseung Kwan O, New Territories | 2702 0282 |
| Po Lam Estate Branch | Shop 207, Po Lam Shopping Centre, Po Lam Estate, Tseung Kwan O, New Territories | 2701 4962 |
| **Tsuen Wan District** | | |
| Tai Wo Hau Branch | 5-9 Tai Ha Street, Tai Wo Hau, Tsuen Wan, New Territories | 2429 0304 |
| 407 Castle Peak Road Branch | 407-411 Castle Peak Road, Tsuen Wan, New Territories | 2920 3211 |
| Clague Garden Branch | Shop 1-3, Commercial Complex, Clague Garden Estate, 24 Hoi Shing Road, Tsuen Wan, New Territories | 2412 2202 |
| Tsuen Wan VIP Centre | 31-33 Chung On Street, Tsuen Wan, New Territories | 2406 8908 |
| Tsuen Wan Branch | 297-299 Sha Tsui Road, Tsuen Wan, New Territories | 2411 1321 |
| Castle Peak Road (Tsuen Wan) Branch | 201-207 Castle Peak Road, Tsuen Wan, New Territories | 2416 6577 |
| Sham Tseng Branch | Shop G1 & G2, Rhine Garden, Sham Tseng, New Territories | 2491 0038 |
| Fuk Loi Estate Branch | 129-135 Sha Tsui Road, Tsuen Wan, New Territories | 2499 0755 |
| Texaco Road Branch | Shop A112, East Asia Gardens, 36 Texaco Road, Tsuen Wan, New Territories | 2414 4287 |
| **Kwai Tsing District** | | |
| Ha Kwai Chung Branch | 192-194 Hing Fong Road, Kwai Chung, New Territories | 2424 9823 |
| Sheung Kwai Chung Branch | 7-11 Shek Yi Road, Sheung Kwai Chung, New Territories | 2480 6161 |
| Cheung Hong Estate Branch | 201-202 Commercial Centre No 2, Cheung Hong Estate, Tsing Yi, New Territories | 2497 7718 |
| Cheung Fat Estate Branch | Shop 317, Cheung Fat Shopping Centre, Tsing Yi, New Territories | 2433 1689 |
| Cheung Hong Estate Commercial Centre Branch | 2 G/F, Commercial Centre, Cheung Hong Estate, Tsing Yi, New Territories | 2497 0325 |
| Maritime Square Branch | Shop 115, Maritime Square, Tsing Yi, New Territories | 2436 9298 |
| Lei Muk Shue Branch | Shop 1-2, Pak Shue House, Lei Muk Shue Estate, Kwai Chung, New Territories | 2428 5731 |
| Metroplaza Branch | Shop 260-265, Metroplaza, 223 Hing Fong Road, Kwai Chung, New Territories | 2420 2686 |
| Kwai Cheong Road Branch | 40 Kwai Cheong Road, Kwai Chung, New Territories | 2480 3311 |
| Kwai Chung Branch | 432-436 Castle Peak Road, Kwai Chung, New Territories | 2410 9133 |
| Kwai Chung Road Branch | 1009 Kwai Chung Road, Kwai Chung, New Territories | 2424 3021 |
| Kwai Chung Plaza Branch | A18-20, G/F Kwai Chung Plaza, 7-11 Kwai Foo Road, Kwai Chung, New Territories | 2920 2468 |
| **Tuen Mun District** | | |
| Tuen Mun Town Plaza Branch | Shop 2, Tuen Mun Town Plaza Phase II, Tuen Mun, New Territories | 2450 8877 |
| Tuen Mun Fa Yuen Branch | Shop G & H, 6 Tsing Hoi Circuit, Tuen Mun, New Territories | 2458 1033 |
| Tuen Mun San Hui Branch | G13-G14 Eldo Court, Heung Sze Wui Road, Tuen Mun, New Territories | 2457 3501 |
| Siu Hong Court Branch | 226 Commercial Centre, Siu Hong Court, Tuen Mun, New Territories | 2466 6703 |
| Leung King Estate Branch | Shop 211, Leung King Shopping Centre, Tuen Mun, New Territories | 2463 3855 |
| Kin Wing Street Branch | 24-30 Kin Wing Street, Tuen Mun, New Territories | 2465 2212 |
| Venice Gardens Branch | Shop13-15, G/F Venice Gardens, Leung Tak Street, Tuen Mun, New Territories | 2455 1288 |
| Butterfly Estate Branch | Shop 127-134, Tip Ling House, Butterfly Estate, Tuen Mun, New Territories | 2920 5188 |

| Branch | Address | Telephone |
|---|---|---|
| **Yuen Long District** | | |
| Tai Tong Road Branch | Shop A135, 1/F Hop Yick Plaza, 23 Tai Tong Road, Yuen Long, New Territories | 2479 2113 |
| Yuen Long Branch | 102-108 Castle Peak Road, Yuen Long, New Territories | 2474 2211 |
| Castle Peak Road (Yuen Long) Branch | 162 Castle Peak Road, Yuen Long, New Territories | 2476 2193 |
| Yuen Long (Hang Fat Mansion) Branch | 8-18 Castle Peak Road, Yuen Long, New Territories | 2475 3777 |
| Tin Shui Estate Branch | Shop 108-109, Tin Shui Shopping Centre, Tin Shui Wai, New Territories | 2445 8728 |
| Hung Shui Kiu Branch | 17-19 Tak Cheung Building, Hung Shui Kiu, Yuen Long, New Territories | 2447 0248 |
| Kau Yuk Road Branch | 18-24 Kau Yuk Road, Yuen Long, New Territories | 2473 2833 |
| Kingswood Villas Branch | A189 Kingswood Richly Plaza, Tin Shui Wai, New Territories | 2448 3313 |
| Kingswood Ginza Branch | Shop G73, Phase 1 Kingswood Ginza, Tin Shui Wai, New Territories | 2616 4233 |
| **North District** | | |
| Sheung Shui Branch | 61 San Fung Avenue, Sheung Shui, New Territories | 2671 0155 |
| Landmark North Branch | Shop 351, Landmark North, Sheung Shui, New Territories | 2670 3131 |
| Sha Tau Kok Branch | Block 16-18, Sha Tau Kok Chuen, Sha Tau Kok, New Territories | 2674 4011 |
| Flora Plaza Branch | Shop 28, Flora Plaza, 88 Pak Wo Road, Fanling, New Territories | 2675 6683 |
| Fanling Centre Branch | Shop 2D-E & H, Fanling Centre, Fanling, New Territories | 2669 7899 |
| Choi Yuen Estate Branch | Shop 4, F3 level Commercial Centre, Choi Yuen Estate, Sheung Shui, New Territories | 2671 6783 |
| 136 San Fung Ave Branch | 136 San Fung Avenue, Sheung Shui, New Territories | 2670 6138 |
| Luen Wo Market Branch | 17-19 Wo Fung Street, Luen Wo Market, Fanling, New Territories | 2675 5113 |
| Luen Shing Street Branch | Shop B, 10-16 Luen Shing Street, Luen Wo Market, Fanling, New Territories | 2675 6113 |
| **Outlying Island District** | | |
| Cheung Chau Branch | 53-55 Tai Sun Street, Cheung Chau, New Territories | 2981 0021 |
| Hong Kong International Airport Branch | Unit 7T075, Passenger Terminal Building, Hong Kong International Airport | 2326 1883 |

## Mainland Branches

| Branch | Address | Telephone |
|---|---|---|
| Shenzhen Branch | G/F, The Kwangtung Provincial Bank Building, 1013 Ren Min Nan Road, Shenzhen, China | (755) 8233 0230 |
| Shenzhen Luohu Sub-Branch | Rm.804-5, Development Centre Building, 2010 Ren Min Nan Road, Shenzhen, China | (755) 8228 0177 |
| Shenzhen Futian Sub-Branch | 1/F, Shen Ye Garden Club House, Caitian Road, Shenzhen, China | (755) 8294 2929 |
| Shantou Branch | G/F, 3 Yingbin Road, Shantou, China | (754) 826 8266 |
| Shanghai Branch | G/F, Po Sang Bank Tower, 668 Beijing Road East, Shanghai, China | (21) 5308 8888 |
| Qingdao Branch | G/F, 6 Yun Xiao Road, Qingdao, China | (532) 573 2828 |

## CORPORATE BANKING & FINANCIAL INSTITUTIONS DEPARTMENT

| Centre/Division | Address | Telephone |
|---|---|---|
| Financial Institutions Division | 10/F, Bank of China Tower, 1 Garden Road, Hong Kong | 2826 6888 |
| Corporate Division | 10/F, Bank of China Tower, 1 Garden Road, Hong Kong | 2826 6888 |
| Small & Medium Enterprises Division | 9/F, Bank of China Tower, 1 Garden Road, Hong Kong | 2826 6888 |
| Commercial Division | 9/F, Bank of China Tower, 1 Garden Road, Hong Kong | 2826 6888 |
| Hong Kong East Commercial Centre | 2-3/F, Eastern Commercial Centre, 393-407 Hennessy Road, Wan Chai, Hong Kong | 2833 8790 |

## CORPORATE BANKING & FINANCIAL INSTITUTIONS DEPARTMENT (continued)

| Centre/Division | Address | Telephone |
|---|---|---|
| Kowloon East Commercial Centre | Room 607-610, 6/F, Telford House, 16 Wang Hoi Road, Kowloon Bay, Kowloon | 3406 7300 |
| Kowloon East Commercial Centre San Po Kong Office | Room 601, 6/F, Stelux House, 698 Prince Edward Road East, San Po Kong, Kowloon | 2263 4900 |
| Kowloon East Commercial Centre Hung Hom Office | Room 507, Block A, Hung Hom Commercial Centre, 37-39 Ma Tau Wai Road, Kowloon | 2197 0188 |
| Kowloon West Commercial Centre | 3/F - 7/F & 9/F, 589 Nathan Road, The Kwangtung Provincial Bank Bldg., Mongkok, Kowloon | 3412 1688 |
| New Territories East Commercial Centre | 3/F, 68-70 Po Heung Street, Tai Po Market, N.T. | 2654 3222 |
| New Territories East Commercial Centre Fo Tan Office | Room 8-11, 14/F, Shatin Galleria, 8-24 Shan Mei Street, Fo Tan, Shatin, N.T. | 2687 5665 |
| New Territories West Commercial Centre | Room 1720-1724, Nan Fung Centre, 264-298 Castle Peak Road, Tsuen Wan, N.T. | 3412 7288 |
| New Territories West Commercial Centre Yuen Long Office | 4/F, The Kwangtung Provincial Bank Building, 102-108 Castle Peak Road, Yuen Long, N.T. | 2442 8783 |
| Trade Services Centre | 3/F-10/F, Bank of China Centre, Olympian City, 11 Hoi Fai Road, Kowloon | 3198 3388 |

## NANYANG COMMERCIAL BANK – BRANCH NETWORK

| Branch | Address | Telephone |
|---|---|---|
| Head Office | 151 Des Voeux Road, Central, Hong Kong | 2852 0888 |
| **Hong Kong Island** | | |
| Western Branch | 128 Bonham Strand, East, Hong Kong | 2851 1100 |
| Causeway Bay Branch | 472 Hennessy Road, Hong Kong | 2832 9888 |
| Happy Valley Branch | 29 Wong Nei Chung Road, Hong Kong | 2893 3383 |
| Kennedy Town Branch | 86 Belcher's Street, Hong Kong | 2817 1946 |
| Quarry Bay Branch | 1014 King's Road, Hong Kong | 2563 2286 |
| Des Voeux Rd, West Branch | 334 Des Voeux Road West, Hong Kong | 2540 4532 |
| Aberdeen Branch | 171 Aberdeen Main Road, Hong Kong | 2553 4115 |
| North Point Branch | 351 King's Road, Hong Kong | 2566 8116 |
| Sheung Wan Branch | 21 Connaught Road, West, Hong Kong | 2559 0888 |
| Sai Wan Ho Branch | 63 Shaukeiwan Road, Hong Kong | 2567 0315 |
| Wanchai Branch | 123 Johnston Road, Hong Kong | 2574 8118 |
| Causeway Centre Branch | Shop 16, Causeway Centre, 28 Harbour Road, Hong Kong | 2827 6338 |
| Central District Branch | 56-58 Wellington Street, Hong Kong | 2522 5011 |
| Sunning Road Branch | 8 Sunning Road, Hong Kong | 2882 7668 |
| **Kowloon** | | |
| Mongkok Branch | 727 Nathan Road, Kowloon | 2394 8206 |
| Yaumati Branch | 309 Nathan Road, Kowloon | 2782 9888 |
| Ferry Point Branch | Offices B,C,D, 10/F and Shops D, E, F, G/F Best-O-Best Commercial Centre, 32-36 Ferry Street, Kowloon | 2332 0738 |
| Homantin Branch | 71A Waterloo Road, Kowloon | 2715 7518 |
| Nathan Road Branch | 570 Nathan Road, Kowloon | 2780 0166 |
| Laichikok Road Branch | 236 Laichikok Road, Kowloon | 2396 4164 |
| Jordan Road Branch | 20 Jordan Road, Kowloon | 2735 3301 |
| Tokwawan Branch | 62 Tokwawan Road, Kowloon | 2764 6666 |
| Kwun Tong Branch | 410 Kwun Tong Road, Kowloon | 2389 6266 |
| Tsimshatsui Branch | Shop A, 1/F, HK Pacific Centre, 28 Hankow Road, Kowloon | 2376 3988 |
| Hunghom Branch | 69A Wuhu Street, Kowloon | 2362 2301 |
| Shamshuipo Branch | 198-200 Tai Po Road, Kowloon | 2777 0147 |
| Tsun Yip Street Branch | 48 Tsun Yip Street, Kowloon | 2790 6688 |
| Peninsula Centre Branch | Shop G48 Peninsula Centre, 67 Mody Road, Kowloon | 2722 0823 |
| San Po Kong Branch | 41-45, Yin Hing Street, Kowloon | 2328 5555 |
| Kowloon City Branch | 86 Nga Tsin Wai Road, Kowloon | 2716 6033 |
| Laguna City Branch | Shop No. 26, Phase 1 Laguna City, Kowloon | 2772 3336 |
| **New Territories** | | |
| Kwai Chung Branch | 100 Lei Muk Road, N.T. | 2480 1118 |
| Tai Po Branch | 71 Po Heung Street, Tai Po Market, N.T. | 2656 5201 |
| Yuen Long Branch | G/F Tung Yik Building, Tai Tong Road, N.T. | 2479 0231 |
| Ha Kwai Chung Branch | 180 Hing Fong Road, N.T. | 2429 4242 |
| Tsuen Wan Branch | 78 Chung On Street, N.T. | 2492 0243 |
| Sheung Shui Branch | 31 Fu Hing Street, N.T. | 2679 4333 |
| Tuen Mun Branch | Forward Mansion, Yan Ching Circuit, N.T. | 2459 8181 |
| Shatin Branch | Shop 7-8, Lucky Plaza, Shatin, N.T. | 2605 9188 |
| Luk Yeung Sun Chuen Branch | P2A-C, 1/F Luk Yeung Galleria, 22-26 Wai Tsuen Road, N.T. | 2498 4411 |
| Sai Kung Branch | Shop 11-12 Sai Kung Garden, Man Nin Street, N.T. | 2791 1122 |
| **The Mainland of China** | | |
| Shenzhen Branch | Nanyang Mansion, 2002 Kin Chit Road, Shenzhen, China | (755) 2515 6333 |
| Shekou Branch | Shekou Finance Centre, Taizi Road, Shenzhen, China | (755) 2682 8788 |
| Haikou Branch | Room 702-703, 7/F, Haikou Nanyang Building, 81 Bin Hai Avenue, Haikou, Hainan Province, China | (898) 6851 2538 |
| Guangzhou Branch | 4th Floor, CITIC Plaza 233 Tianhe North Road, Guangzhou, China | (20) 3891 2668 |
| Dalian Branch | 1/F., Li Yuan Mansion, 16-18 Mingze Street, Dalian, Liaoning Province, China | (411) 8282 3636 |
| Beijing Branch | Level 1A, Regent Court, No. 88, Jian Guo Men Wai Da Jie, Beijing, China | (10) 6568 4728 |
| **Overseas** | | |
| San Francisco Branch | 31/F., 50 California Street, San Francisco, CA94111, USA | (415) 398 8866 |

## CHIYU BANKING CORPORATION – BRANCH NETWORK

| Branch | Address | Telephone |
|---|---|---|
| Head Office | 78, Des Voeux Road Central, Hong Kong | 2843 0111 |
| **Hong Kong Island** | | |
| North Point Branch | 390-394 King's Road, North Point, Hong Kong | 2570 6381 |
| Wanchai Branch | 325 Hennessy Road, Wanchai, Hong Kong | 2572 2823 |
| Sheung Wan Branch | 22-24 Bonham Strand West, Hong Kong | 2544 1678 |
| Western Branch | 429-431 Queen's Road West, Hong Kong | 2548 2298 |
| Quarry Bay Branch | 997 King's Road, Quarry Bay, Hong Kong | 2811 3131 |
| **Kowloon** | | |
| Hung Hom Branch | 23-25 Gillies Avenue, Hung Hom, Kowloon | 2362 0051 |
| Kwun Tong Branch | 42-44 Mut Wah Street, Kwun Tong, Kowloon | 2343 4174 |
| Sham Shui Po Branch | 235-237 Laichikok Road, Kowloon | 2789 8668 |
| San Po Kong Branch | 61-63 Hong Keung Street, San Po Kong, Kowloon | 2328 5691 |
| Yau Ma Tei Branch | 117-119 Shanghai Street, Yaumatei, Kowloon | 2332 2533 |
| Castle Peak Road Branch | 226-228 Castle Peak Road, Kowloon | 2720 5187 |
| Kowloon Bay Branch | Shop No.10, G/F., Kai Lok House, Kai Yip Estate, Kowloon Bay, Kowloon | 2796 8968 |
| Tokwawan Branch | G/F, Shop Nos.11-13, 78 Tokwawan Road, Kowloon | 2765 6118 |
| Tsz Wan Shan Branch | Shop 202, 2/F., Tsz Wan Shan Shopping Centre, 23 Yuk Wah ST., Tsz Wan Shan, Kowloon | 2322 3313 |
| **New Territories** | | |
| Tuen Mun Yau Oi Estate Branch | Shop No.103-104, G/F Restaurant Block, Yau Oi Estate, Tuen Mun, N.T. | 2452 3666 |
| Kwai Hing Estate Branch | Shop No.1, G/F, Hing Yat House, Kwai Hing Estate, Kwai Chung, N.T. | 2487 3332 |
| Tai Po Tai Wo Estate Branch | Shop No.112-114, G/F., On Wo House, Tai Wo Estate, Tai Po, N.T. | 2656 3386 |
| Belvedere Garden Branch | Shop No. 5A, G/F., Belvedere Square, Tsuen Wan, N.T. | 2411 6789 |
| Tsuen Wan Branch | Shop 1 & 1d, Level 2, Discovery Park Commercial Centre, Tsuen Wan, N.T. | 2413 8111 |
| Shatin Sui Wo Court Branch | Shop No. F7, Commercial Centre, Sui Wo Court, Shatin, N.T. | 2601 5888 |
| Ma On Shan Branch | Shop 313 Level 3, Ma On Shan Plaza Bayshore Tower, Ma On Shan, N.T. | 2640 0733 |
| Sheung Tak Estate Branch | Shop No.238, Sheung Tak Shopping Centre, Sheung Tak Est., Tseung Kwan O, N.T. | 2178 2278 |
| **The Mainland of China** | | |
| Xiamen Branch | 1/F, 859 Xiahe Road, Xiamen, Fujian Province, China | (86-592) 5851 691 |
| Fuzhou Branch | 1/F, International Bldg., 210 Wusi Road, Fuzhou Fujian Province, China | (86-591) 7810 078 |











中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

52/F Bank of China Tower, 1 Garden Road, Hong Kong
Website: www.bochk.com

中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED



# In pursuit of Growth and Excellence

## Summary Financial Report 2004



…is Summary Financial Report only gives a summary of the …ormation and particulars contained in the "2004 Annual …port" ("Annual Report") of the Company from which this …mmary Financial Report is derived. Both the Annual Report … the Summary Financial Report are available (in English … Chinese) on the Company's website at www.bochk.com … the Stock Exchange's website at www.hkex.com.hk. You …y obtain, free of charge, a copy of the Annual Report …glish or Chinese or both) from the Company's Share …gistrar, Computershare Hong Kong Investor Services …ited, details of which are set out in "Shareholder …ormation" section of this Summary Financial Report.

**BOC Hong Kong (Holdings) Limited** ("the Company") was incorporated in Hong Kong on 12 September 2001 to hold the entire equity interest in Bank of China (Hong Kong) Limited ("BOCHK"), its principal operating subsidiary. Bank of China Limited holds a substantial part of its interests in the shares of the Company through BOC Hong Kong (BVI) Limited, an indirect wholly owned subsidiary of Bank of China Limited.

BOCHK is a leading commercial banking group in Hong Kong. With 283 branches and about 450 ATMs and other delivery channels in Hong Kong, it offers a comprehensive range of financial products and services to retail and corporate customers. BOCHK is one of the three banknote issuing banks in Hong Kong and serves as a Chairman Bank of the Hong Kong Association of Banks on a rotational basis. In addition, BOCHK has 14 branches and sub-branches in the Mainland of China to provide cross-border banking services to customers in Hong Kong and the Mainland. BOCHK was appointed by the People's Bank of China as the only Renminbi (RMB) Clearing Bank in Hong Kong on 24 December 2003 and launched RMB clearing services on 25 February 2004.

The Company began trading on the main board of the Stock Exchange of Hong Kong on 25 July 2002, with stock code "2388", ADR OTC Symbol: "BHKLY".

*Shareholders may elect in writing to receive Annual Report or Summary Financial Report (as the case may be) for all future financial years by writing to the Company's Share Registrar, Computershare Hong Kong Investor Services Limited, details of which are set out in the Shareholder Information of the Summary Financial Report.*

*This Summary Financial Report is available in both English and Chinese. A copy prepared in the language different from that in which you have received is available by writing to the Company's Share Registrar.*

*If you have any queries about how to obtain copies of the Company's Annual Report or Summary Financial Report or how to access those documents on the Company's website, please call the Company's hotline at (852) 2846 2700.*

*Capitalising on our strengths, we have succeeded in delivering the highest profit attributable to shareholder since our IPO in 2002. This inspires the theme for our annual report – In Pursuit of Growth and Excellence.*

*Our success is founded on the dedicated efforts of our staff, who strive every day to deliver quality services to achieve our vision "To be your premier bank". Symbolising our aspirations for growth is the bamboo-like architectural design of the Bank of China Tower, our headquarters and a landmark in Hong Kong.*

*Moving forward, we will continue to grow our businesses, expand our local and Mainland markets, and uphold our leadership in areas that we excel at.*

## CONTENTS

# FINANCIAL HIGHLIGHTS

| | 2004 | 2003 | Change |
|---|---|---|---|
| **For the year** | **HK$'m** | HK$'m | +/(-)% |
| Operating profit before provisions | **10,352** | 11,595 | (10.72) |
| Operating profit after provisions | **11,980** | 9,924 | 20.72 |
| Profit before taxation | **14,252** | 8,691 | 63.99 |
| Profit after taxation | **12,121** | 8,102 | 49.61 |
| Profit attributable to shareholders | **11,963** | 7,963 | 50.23 |
| **Per share** | **HK$** | HK$ | +/(-)% |
| Earnings per share | **1.1315** | 0.7532 | 50.23 |
| Dividends per share | **0.7150** | 0.5150 | 38.83 |
| **At year-end** | **HK$'m** | HK$'m | +/(-)% |
| Shareholders' funds | **68,521** | 60,261 | 13.71 |
| Issued and fully paid share capital | **52,864** | 52,864 | – |
| Total assets | **796,776** | 762,587 | 4.48 |
| **Financial ratios** | **%** | % | |
| Return on average total assets[1] | **1.56** | 1.08 | |
| Return on average shareholders' funds[2] | **18.58** | 13.62 | |
| Cost to income ratio | **34.72** | 32.79 | |
| Non-performing loan ratio | **2.95** | 5.78 | |
| Loan to deposit ratio[3] | **49.61** | 51.38 | |
| Average liquidity ratio[4] | **36.03** | 37.76 | |
| Capital adequacy ratio[5] | **16.14** | 15.11 | |

1. Return on average total assets = $\frac{\text{Profit after taxation}}{\text{Daily average balance of total assets}}$
2. Return on average shareholders' funds = $\frac{\text{Profit attributable to shareholders}}{\text{Average of the beginning and ending balance of shareholders' funds}}$
3. Loan to deposit ratio is calculated as at year end.
4. Average liquidity ratio is calculated as the simple average of each calendar month's average liquidity ratio of BOCHK for the year.
5. Capital adequacy ratio is computed on the consolidated basis that comprises the positions of BOCHK and certain subsidiaries specified by the HKMA for its regulatory purposes and in accordance with the Third Schedule of the Banking Ordinance.

# FIVE-YEAR FINANCIAL SUMMARY

The financial information of the Group for the last five years commencing from 1 January 2000 is summarised below:

| | **2004** | 2003 | 2002[3] | 2001 | 2000 |
|---|---|---|---|---|---|
| **For the year** | **HK$'m** | HK$'m | HK$'m | HK$'m | HK$'m |
| Operating profit before provisions | **10,352** | 11,595 | 12,089 | 13,162 | 14,964 |
| Operating profit after provisions | **11,980** | 9,924 | 9,234 | 5,750 | 6,371 |
| Profit before taxation | **14,252** | 8,691 | 8,068 | 3,733 | 6,376 |
| Profit after taxation | **12,121** | 8,102 | 6,914 | 2,901 | 5,198 |
| Profit attributable to shareholders | **11,963** | 7,963 | 6,787 | 2,768 | 5,047 |
| **Per share** | **HK$** | HK$ | HK$ | HK$ | HK$ |
| Earnings per share[2] | **1.1315** | 0.7532 | 0.6419 | 0.2618 | 0.4774 |
| **At year-end** | **HK$'m** | HK$'m | HK$'m | HK$'m | HK$'m |
| Advances and other accounts | **309,211** | 300,094 | 308,332 | 308,108 | 325,569 |
| Total assets | **796,776** | 762,587 | 735,536 | 766,140 | 839,370 |
| Daily average balance of total assets | **776,792** | 752,058 | 737,779 | 810,702 | 830,331 |
| Deposits from customers | **631,330** | 600,642 | 600,977 | 606,428 | 624,726 |
| Total liabilities | **727,016** | 701,170 | 677,751 | 712,904 | 804,493 |
| Issued and fully paid share capital | **52,864** | 52,864 | 52,864 | 52,864 | 52,864 |
| Shareholders' funds | **68,521** | 60,261 | 56,671 | 52,170 | 33,345 |
| **Key financial ratios** | **%** | % | % | % | % |
| Return on average total assets | **1.56** | 1.08 | 0.94 | 0.36 | 0.63 |
| Cost to income ratio | **34.72** | 32.79 | 33.26 | 30.76 | 27.70 |
| Non-performing loan ratio | **2.95** | 5.78 | 7.99 | 10.99 | 10.19 |
| Loan to deposit ratio | **49.61** | 51.38 | 53.42 | 53.27 | 54.43 |

1. The Company was incorporated on 12 September 2001 and acquired the entire equity interests in BOCHK on 30 September 2001. The Company subsequently became the holding company of BOCHK and its subsidiaries. The financial information of the Group for the years ended 2000 and 2001 are prepared as if the group structure, capital structure and operations had been in existence from the beginning of the period presented.
2. Pursuant to written resolutions of all the shareholders of the Company passed on 10 July 2002, the authorised and issued share capital of the Company, comprising 100,000,000,000 and 52,863,901,330 ordinary shares of HK$1.00 each respectively, was consolidated and divided into 20,000,000,000 shares and 10,572,780,266 shares of HK$5.00 each respectively. The amounts for the years ended 2000 and 2001 had been restated to reflect this change.
3. Certain figures for the year ended 2002 have been restated to reflect the adoption of SSAP 12 (revised)"Income taxes".
4. The financial information prior to 2002 has not been restated to reflect the adoption of SSAP 12 (revised)"Income taxes" as it is impracticable to quantify the allocation of deferred tax impact for the years ended 2000 and 2001 before the Group's restructuring and merger.

### Shareholders' Funds


HK$'m
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
00
01
02
03
04

### Total Assets


HK$'m
1,000,000
800,000
600,000
400,000
200,000
0
00
01
02
03
04

### Profit Attributable to Shareholders


HK$'m
12,000
11,000
10,000
9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
00
01
02
03
04

### Non-performing Loan Ratio


%
12
10
8
6
4
2
0
00
01
02
03
04

### Advances & Other Accounts


HK$'m
350,000
300,000
250,000
200,000
150,000
100,000
50,000
0
00
01
02
03
04

### Deposits from Customers


HK$'m
700,000
600,000
500,000
400,000
300,000
200,000
100,000
0
00
01
02
03
04

**OUR VISION**

# To be customer's premier bank



## OUR MISSION

**B**uild customer satisfaction and provide quality and professional service

**O**ffer rewarding career opportunities and cultivate staff commitment

**C**reate values and deliver superior returns to shareholders

## OUR CORE VALUES

### Social Responsibility

We care for and contribute to our communities

### Performance

We measure results and reward achievement

### Integrity

We uphold trustworthiness and business ethics

### Respect

We cherish every individual

### Innovation

We encourage creativity

### Teamwork

We work together to succeed

Combining with mission, we have **BOC SPIRIT**

# CHAIRMAN'S STATEMENT



**XIAO Gang**

*Chairman, Bank of China Limited, BOC Hong Kong (Holdings) Limited and Bank of China (Hong Kong) Limited*

I am pleased to report that for the year ended 31 December 2004, the Group's profit attributable to shareholders was HK$11,963 million, up 50.23%, which was assisted by a net provision write-back of HK$1,628 million and a property revaluation gain of HK$1,862 million. Operating income for the period was HK$15,857 million, down 8.09% due to a 13.06% decline in net interest income, which was partially offset by an increase in net fees and commission income. Earnings per share were HK$1.1315, compared to HK$0.7532 for 2003.

The Board is recommending a final dividend of HK$0.395 per share at the Annual General Meeting on 26 May 2005. That, together with the interim dividend payout of HK$0.320 per share, will result in a total dividend for the full year of HK$0.715 per share. (Total dividend for 2003: HK$0.515 per share). In view of the Group's financial strength and healthy financial position, we are able to maintain our dividend payout ratio at a high level, that is, 63.19% of the profit attributable to shareholders.

The upturn of the Hong Kong economy that became increasingly evident in the first two quarters extended into the second half of 2004, as reflected in the strong GDP growth in real terms. The return of consumer confidence was more pronounced as employment figures improved and as deflation officially came to an end in the third quarter of the year. External trade continued to flourish while the local investment and property markets in general became more active than a year ago.

While the banking sector also experienced some spillover effect of the general improvement of market sentiments, the challenges that local banks had to face remained significant. Most notably, competition remained intense, and the downward pressure on net interest margin persisted, making it difficult for banks to grow net interest income in a meaningful way.

Notwithstanding these challenges, we continued to pursue with success our goal of sustaining growth and maximising shareholder value through a focused business development strategy and enhanced corporate governance while keeping operating costs under control. We also embarked on major corporate reforms in the past year, paving the way for healthy development in the long term.

Our retail banking and treasury businesses continued to perform satisfactorily as a result of an expanded wealth management clientele, increase in quality customers and higher demand for our innovative and customised services. On the corporate banking front, I am pleased to report that much progress has been made to de-risk our corporate lending portfolio, improve our loan mix and reduce the NPL ratio. We also performed our role impeccably as the clearing bank for personal RMB banking services in Hong Kong and remained the market leader in offering those services.

The Group's other major task during the year was to implement corporate reforms to further enhance the management structure and develop a more efficient and committed workforce. All these will enhance the Group's competitiveness and capabilities that are essential for sustaining business growth and achieving breakthroughs in the longer term.

During the year, the Board has approved the Group's Vision, Mission and Core Values. With this initiative, we have officially embarked on building a coherent and bank-wide corporate culture and spirit that will motivate us and move us forward in the 21st century.

The Group's management structure has been substantially strengthened with the appointment of Mr. Raymond Lee as Chief Financial Officer, who will also continue to oversee key parts of the Group's operation; Mr. Gao Yingxin as Deputy Chief Executive responsible for corporate banking; and Mr. Alex Cheung as Chief Risk Officer. At the same time, we have appointed Mr. Peter Liu as Chief Information Officer, a newly created position that reflects the increasing importance of information technology in our operation. The new appointees are all highly experienced and versatile in their respective fields of expertise and have been appointed through an open, competitive and global recruitment process. Led by Chief Executive He

Guangbei, the Group now has a much stronger management and operational structure that is in line with international best practices and that can ensure a higher degree of corporate governance and accountability to stakeholders. In this connection, I must thank the Search Committee headed by Dr. Victor Fung and comprising Vice Chairman Sun Changji, all the other Independent Non-executive Directors and Chief Executive He Guangbei for their devotion and relentless effort in the past several months.

With the Board's blessing, the Group rolled out a bank-wide human resources reform project that ensures that our remuneration and placement system is fair, reasonable and merit-based and is in line with market practices and trends. This system allows us to recruit, develop and retain the best staff we need to grow our business and achieve our corporate goals. Of equal, if not greater, importance is that under the new human resources policy and system, staff will be properly incentivised, i.e., those who perform or excel will be duly rewarded and enjoy brighter career prospects with the Group.

The Group remains committed to maintaining high standards of corporate governance and transparency. Timely disclosure of corporate information was carried out throughout the year.

During the year, the Board set up an independent board committee comprising all Independent Non-executive Directors and chaired by Mr. Tung Chee Chen to review and approve continuing connected transactions between the Group and BOC. For this purpose, NM Rothschild & Sons (Hong Kong) Limited was retained as independent financial adviser, though it was not mandatory under the Listing Rules. The committee was satisfied that the continuing connected transactions had been entered into in the ordinary and usual course of the Group's business on normal commercial terms.

The Board also set up a Budget Committee, comprising Mr. Zhou Zaiqun, a Non-executive Director and Mdm. Linda Tsao Yang, an Independent Non-executive Director, to oversee the Group's budgeting and business planning process for 2005. The Committee proactively engaged the Management in reviewing the Group's budget and business plan, which turned out to be highly useful and effective.

Looking ahead, the Hong Kong economy is on track to sustain its growth momentum. In the Mainland, the macroeconomic control measures have succeeded in ensuring healthy GDP growth. We, therefore, have reasons to believe that more business sectors would benefit from a broader-based economic recovery in 2005, creating greater demand for credit, wealth management and other banking services.

For the Group, we are well prepared for this anticipated economic upturn. The corporate reforms we have carried out will ensure that we can take advantage of new opportunities that emerge. In the coming year, we will continue to implement our market-driven and customer-oriented business strategies to diversify our earnings base and improve our asset quality. We will also strive to grow our customer base and business volume in the Mainland.

The Board has recently formed a Strategy Development Group to work with the Management to recommend a forward-looking strategy and market position that will map out a clear direction for the Group in the longer term, having regard to maximising shareholder value and safeguarding stakeholder interests. We consider ourselves an important part of the financial community in Hong Kong and firmly believe that we can contribute more to maintaining Hong Kong as an important financial centre for the benefit of market reforms in the Mainland and in turn, benefiting from them.

Our goal is to pursue growth by maintaining a sharp competitive edge and by ensuring that we are relentless in our quest for excellence.

Finally, I wish to thank the Board of Directors and the Special Adviser for their valuable advice and guidance in the past year. I also wish to thank our shareholders and customers for their trust and unwavering support. Last but not least, I must extend my heartfelt appreciation to the staff for their commitment and hard work. I have no doubt that I can count on them for the Group's continued success.



**XIAO Gang**
*Chairman*

Hong Kong, 23 March 2005


尊貴
VIP

# Uphold Growth Momentum



**HE Guangbei**
*Vice Chairman and Chief Executive, BOC Hong Kong (Holdings) Limited and Bank of China (Hong Kong) Limited*

The past year was full of opportunities and challenges. With the Board's guidance and the joint effort of the Management and staff, we succeeded in implementing a pragmatic expansionary business strategy in pursuit of growth and excellence and overcoming the key challenges we faced, including a major management crisis.

On the back of Hong Kong's economic upturn and capitalising on its own foundations and strengths, the Group was able to deliver the highest profit attributable to shareholders and total annual dividend since its IPO in 2002. As well, the Group was able to expand most of its core businesses in 2004. Of equal, if not greater, importance is that we have also established a solid platform for business development during the year through the implementation of a number of new initiatives relating to development strategy, business model, risk management, and corporate culture.

In August 2004 we had to face an internal crisis that cropped up from an investigation by the Mainland Authorities concerning two former deputy chief executives of the Company. Nevertheless, the Board and the Management succeeded in resolving this crisis expeditiously and effectively and we could march on again full steam and re-focus on business development in almost no time. The transparent and timely approach we took in handling the issue helped keep the possible impact on the Group's image and reputation to a minimum. At the same time, we turned the crisis into an opportunity to further enhance our corporate governance and management structure so that the Group could keep moving on to realise its vision to be the premier bank for customers.

The other key challenge is one that all banks in Hong Kong had to face. Despite the economic recovery, the operating environment for banks remained tough in 2004 due to the persistently low HIBOR and fierce competition in the market. The extremely liquid HKD interbank market in the second half of the year due largely to speculative activities on RMB also depleted the return on HKD money market investments. To counter these unfavourable market conditions - at least partially - we focused on actively re-structuring our investment portfolio in accordance with the prudent risk management policies and parameters of the Group. Our effort in this area has paid off.

## Performance Highlights

For the year ended 31 December 2004, the Group's profit attributable to shareholders reached a record high of HK$11,963 million, up 50.23%. Earnings per share were HK$1.1315, up 50.23%. The return on average total assets increased by 0.48 percentage point to 1.56% whereas the return on average shareholders' funds rose by 4.96 percentage points to 18.58%.

The rise in the Group's profit attributable to shareholders was due mainly to net provision write-back, gains on property revaluation and growth in non-interest


尊貴

income from fees and commissions generated by the high-margin wealth management segment. Moreover, disciplined cost control further reduced the Group's operating expenses.

The Group's total operating income decreased by 8.09% to HK$15,857 million, which was due partly to a 13.06% reduction in net interest income, caused primarily by the low HIBOR and squeezed margin. Non-interest income, however, increased by 6.51% to HK$4,664 million, representing 29.41% of total income. In addition to the external environment, the management crisis in August inevitably had some undesirable impact on the implementation of the various initiatives regarding our business strategies and models, and hence, the Group's operating income. Now that the crisis is behind us, we are confident that the positive effects of those initiatives would gradually manifest themselves and be reflected in the performance of the Group in the course of time.

The Group's operating expenses fell by 2.70% to HK$5,505 million as operational efficiency and productivity continued to improve, partially offsetting the decrease in operating income. During the year, the Group's cost to income ratio was maintained at the low level of 34.72%.

With improved market conditions as well as effective risk management, the Group's overall asset quality improved substantially in 2004. Both the NPL ratio and classified loan ratio dropped to 2.95%, down 2.83 and 2.87 percentage points respectively. At the same time, the quality of our residential mortgage loans and card advances also improved. These achievements reflected our commitment to de-risking our loan portfolio in certain industry sectors with an enhanced risk management culture and system that is now strictly observed throughout the Group in its daily operation.

## Review of Business Performance

Despite the challenges and an increasingly competitive environment, 2004 was a year of new initiatives and achievements for the Group.

In terms of business performance, we made progress in a number of important areas in 2004. Firstly, we succeeded in enlarging our deposit and lending portfolio while maintaining our edge in traditional businesses. Deposits from customers increased by HK$30,688 million, or 5.11%. Advances to customers continued to drop in the first half of 2004 as a result of write-offs and collection. However, we saw growth again in the second half with our renewed effort in sales and marketing in both Hong Kong and the Mainland. As a result, total advances to customers grew by 1.50% for the year. An even better measurement would be the growth in our performing loans, which grew by 4.55%. We also continued to diversify our loan portfolio by aggressively growing our retail lending and the loan portfolio of our Mainland branches.

The year under review also witnessed our success in maintaining our leading position in traditional business. For example, we remained a leading arranger of syndicated loans in Hong Kong. We also remained the market leader in underwriting new residential mortgages. Our mortgage balance grew by 6.24% from end-2003. Our credit card business recorded outstanding performance. Compared to 2003, our cardholder spending and card issuance grew by 31% and 34% respectively. Card advances increased by 13.31%. Of equal importance, our charge-off and delinquency ratios fell to 3.96% and 0.38% respectively – well below the market average.

Secondly, with the momentum we built up in 2003, we recorded robust growth in the high-margin businesses in 2004, particularly wealth management and consumer credit, which partially compensated the fall in net interest income. Basically, the targets for most of the various components of our wealth management business were met or exceeded. The total wealth management income registered a strong growth of 27.91%.

Thirdly, since the introduction of personal RMB banking services in Hong Kong in early 2004, we have impeccably discharged our duty as the sole local clearing bank. We also pioneered the offering of premier RMB services, including personal deposits, exchange, remittance and bank cards, and have remained the local market leader by a large margin. We were the first issuer of RMB credit cards in Hong Kong with over 50,000 RMB cards issued by end-2004. In addition, we took the lead in launching UnionPay Card Payment Service in Hong Kong in January, and have enjoyed a leading position in the market.

Fourthly, our China-related business experienced healthy growth as we made use of our solid foundation to strengthen our presence in the Mainland market. Total advances to customers rose by 53% while customer deposits grew by 17%. The combined operating profit of our Mainland branches before provision increased by nearly 22%. More importantly, we not only succeeded in growing our loan portfolio and profit in the Mainland, but also managed to improve our asset quality substantially, with the classified loan ratio dropping to 3.26% at end-2004, compared to over 10.35% a year ago.

The performance of our China-related business was the result of an effective business model that leverages the Group's retail and corporate franchise in Hong Kong, branch network in the Mainland and close cooperations with BOC to offer highly efficient and timely cross-border services to customers.

Last but not least, in July, in collaboration with BOCI Asia, Merrill Lynch and HSBC, the Group became the Arrangers and Joint Global Coordinators for the HKSAR Government's HK$20-billion global bond offering. This was a significant breakthrough for the Group in a new arena of business.


银联
VISA

## Business Development Initiatives

With respect to the Group's business development, our focus in 2004 covered four main areas: (a) development strategy; (b) business model; (c) risk management; and (d) corporate culture.

### *Development strategy*

In 2004, we continued to enhance our business development strategy to give it more clarity and make it more instructive for all business units. The effort we made in this respect was reflected in our success in maintaining our market leadership in areas we excel at, including the arrangement of syndicated loans, underwriting new residential mortgages and RMB banking.



We have finalised a new three-year business plan and related budgetary targets for the Group. These would guide us in further upgrading our business structure by enhancing the existing service platform for high-yielding businesses, including wealth management and asset management. At the same time, we have also been more proactive in growing and diversifying our customer base with more emphasis on the mid-market segment. This would help us diversify risks and generate new business. Our targets for RMB-related business in the short, medium and long terms would ensure our continued market leadership.

In 2004, we continued implementing a plan for further strengthening our extensive branch network in Hong Kong, with a view to optimising its value for marketing and selling wealth management products. For the same purpose, we also enhanced our online banking channels.

### *Business model*

During the year, we initiated a series of reforms in our major business models, with a view to improving our operational efficiency and competitiveness.

We refined our corporate banking business model to make it even more customer-focused. In July 2004, we piloted a new programme of corporate relationship management and product development whereby the corporate relationship managers and product managers would work closely, with the support of our middle office and back office units, to anticipate and fulfill individual customers' needs. This new approach has been working very satisfactorily so far and we are confident that it will enable us to identify and capture new business opportunities. At the same time, we have re-defined our customer and industry segmentation so that we can understand and assess customers' needs more accurately. We have also re-organised our sales force to specialise in different industries and serve customers better.

The implementation of our China-related business model was progressing as planned. Through


中国银行(香港)
银联
Pioneering RMB card services in Hong Kong

the joint effort of our people in both the Mainland and Hong Kong, we have come a long way in aligning our Mainland business with our Hong Kong headquarters in terms of development strategy, risk management, financial management and so on. It is expected that the operation of our China-related business model would be fully implemented within 2005.

At the same time, we also strove to strengthen the coordination and cooperation of departments involved in product development, resulting in the introduction of a broad range of new products and services during the year.

***Risk management***

Risk management remains one of our top strategic priorities. The Board and the Management have been working closely to ensure that we have a comprehensive, independent and effective system for managing risks. Our achievement in this area is reflected in the significant improvement we have made in recent years with regard to our NPL ratio, which has dropped from 10.99% at end-2001 to 2.95% by end-2004, far exceeding our medium-term target.

Our risk management system is under constant review to take into account changes in internal and external circumstances. In 2004, we conducted a comprehensive review and developed the crucial policy documents for all the key types of risk. These documents have been approved by the Board and are now in force. The recent appointment of a new Chief Risk Officer will serve to further strengthen the Group's risk management function.

In anticipation of the New Capital Accord released by the Basel Committee (Basel II), we have formulated an implementation plan and set up a steering committee to prepare the Group for the implementation. We have also stepped up our effort in studying risk management at the macro level, with a view to assuming a more proactive role in this area.

During the year, we carried out a number of measures to enhance our compliance culture and system, and also strengthened the role of the Legal and Compliance Department in coordinating and supporting the other departments.

We are pleased to announce that the Tian Xing Jian Project introduced in 2003 to upgrade our corporate governance, risk management, credit approval and internal control mechanisms has been substantially completed. The completion of the Project represents an important milestone for the Company and serves as the foundation on which we can continue to reinforce our corporate governance to attain even higher standards of excellence.

***The Group's corporate culture***

After careful formulation and thorough bank-wide discussion, the Board approved the Group's Vision, Mission and Core Values (VMV), the bedrock of our corporate culture, in 2004.

Our **Vision** is to be customer's premier bank.

Our **Mission** is to **B**uild customer satisfaction, **O**ffer rewarding career opportunities to the staff and **C**reate superior return to shareholders.

Our **Core Values – SPIRIT** in short and carrying equal importance – are **S**ocial responsibility, **P**erformance, **I**nnovation, **R**espect, **I**ntegrity and **T**eamwork.

To encourage our staff to identify with the VMV and in order that the VMV can be properly inculcated, embraced and perpetuated within the Group, we have developed and introduced a comprehensive communication and promotion programme among the staff. This effort will continue well into 2005. With our colleagues' unanimous support and cooperation, I am confident that we can develop a corporate culture that best suits the Group and gives us clear guidance as we move forward in the 21st century.

To ensure that the whole Group is working towards common goals, we started implementing a new performance appraisal system based on key performance indicators ("KPI"). The new KPI system embraces five main categories – profitability, asset quality and risk, the development of strategic business, operational efficiency, and manpower and innovation.

## Prospects and Strategies

The economic recovery that Hong Kong is experiencing seems likely to extend into 2005 and benefit more business sectors. This should give rise to higher demand for loans as well as banking and financial services, though competition in the sector would remain intense.

The enhanced management structure that is now in place and the corporate reforms that were carried out in the past year will give the Group an edge in competing for new business, sustaining



revenue and profit growth and excelling itself in key areas in the coming year.

With our achievements in 2004, we will continue to perfect our development strategy, business model, corporate culture and risk management. Our primary objective is to achieve higher top line growth and ensure better return for shareholders.

We will continue to expand and diversify our income base. We will strive to raise our net interest margin by developing high-margin products. We will optimise our income structure by growing our non-interest income, and at the same time taking advantage of the rise in interest rates to grow our net interest income. We will also step up our effort in expanding our Mainland business. Internally, we will continue to enhance our human and technological capabilities as well as improve our operational efficiency and productivity.

For retail banking, we will leverage our product innovation, customisation, relationship building and cross-selling capabilities to ensure the growth momentum is maintained. We will continue to grow our wealth management products, credit card business and personal lending. We are also determined to maintain our leadership in residential mortgage business by offering competitive and flexible products.

For corporate banking, we have the benefit of a newly developed customer relationship building platform that enables us to explore and satisfy customers' diverse needs and capture untapped potential. We will also actively develop the SME business. These will facilitate us in developing and selling trade finance and high-margin products. At the same time, we will focus on further improving the asset quality of our corporate loan portfolio.

To drive the development of our SME business, which we consider an important part of our strategy, we have appointed a segment manager to oversee the SME segment and leverage our branch network to improve SME customers' access to customised services. Portfolio management of small exposures will be adopted to improve efficiency without sacrificing our prudent management of risks.

With immensely rich potential, the Mainland market will remain one of our major business focuses in the coming year. With the momentum we have gained last year in growing our income and profit in this market, we will continue to leverage our branch network in both Hong Kong and the Mainland as well as our cooperation with BOC to expand our customer base and generate new business. At the same time, I am also confident that our capabilities and experience will ensure our leadership in the RMB banking business.

## Vote of Thanks

I wish to thank the Board of Directors and the Senior Adviser for their guidance and support throughout the year. I also thank all my colleagues for their loyalty, dedication and hard work. I am sure that together we can overcome any new challenges and achieve even greater success in the coming year.



**HE Guangbei**
*Vice Chairman and*
*Chief Executive*

Hong Kong, 23 March 2005



*Senior management team of the Group: Mr HE Guangbei, Chief Executive (centre), Mr LAM Yim Nam, Deputy Chief Executive (2nd from left), Mr LEE Raymond Wing Hung, Chief Financial Officer (2nd from right), Mr GAO Yingxin, Deputy Chief Executive (1st from left), Mr CHEUNG Alex Yau Shing, Chief Risk Officer (1st from right)*



# Explore Business Opportunity





In this section, an analysis of the performance, financial position and risk management of the Group is provided. The following discussion is based on, and should be read in conjunction with, the accounts and the notes included in the Annual Report.

## Performance Measurement

In 2004, the Group made significant achievements in meeting its financial targets.

| Financial Indicators | Targets | Performance | Result Highlights |
|---|---|---|---|
| ROE[1] and ROA[2] | Enhance ROE and ROA | • Profit attributable to shareholders increased by 50.23% to HK$11,963 million, the second consecutive year of double-digit growth since IPO.<br>• ROE increased to 18.58% from 13.62% in 2003.<br>• ROA rose to 1.56% from 1.08% in 2003. | **• ROE: 18.58%**<br>**• ROA: 1.56%** |
| Dividend payout ratio | 60-70% | The proposed final dividend plus interim dividend payout ratio was 63.19%. | **• Dividend payout ratio: 63.19%** |
| Interest margin and non-interest income[3] | • Improve net interest margin<br>• Grow non-interest income | • Net interest margin dropped to 1.55% from 1.82% in 2003, mainly due to decline in net interest spread under the low interest rate environment and keen market competition.<br>• Non-interest income increased, driven by strong wealth management business performance. Non-interest income to total operating income ratio increased by 4.03 percentage points to 29.41%.<br>• Growth in wealth management business mainly came from increase in distribution of life insurance products, investment funds, bonds and stockbroking. | **• Net interest margin: 1.55%**<br>**• Non-interest income to total operating income: 29.41%** |
| Cost efficiency | Maintain low cost to income ratio | Operating expenses decreased by 2.70%. Cost to income ratio was up 1.93 percentage points to 34.72% from 2003 mainly due to decline in total operating income. | **• Cost to income ratio: 34.72%** |
| Asset quality | Reduce NPL ratio and classified loan ratio[4] to market levels in medium-term | NPL formation sustained at a low level. NPL ratio and classified loan ratio fell significantly. Classified loan ratio would have dropped to market level if not for the larger amount of legacy loss graded loans. | **• NPL ratio: 2.95%**<br>**• Classified loan ratio: 2.95%** |
| Capital strength and liquidity | Maintain prudent capital and liquidity levels | Capital adequacy ratio and liquidity ratio remained strong. | **• Capital adequacy ratio: 16.14%**<br>**• Liquidity ratio: 36.03%** |

1. ROE represents return on average shareholders' funds and is defined in "Financial Highlights".
2. ROA represents return on average total assets and is defined in "Financial Highlights".
3. Non-interest income represents other operating income.
4. Percentage of loans that are classified as substandard, doubtful or loss under the HKMA's loan classification system.

## Business Environment

Benefiting from an improving global economy, the implementation of CEPA and the enlargement of the "individual visit scheme", the Hong Kong economy continued to revive in 2004. With continuous increase in exports, inbound tourism and domestic demand, real GDP grew by 8.1% in 2004. During the year, unemployment rate dropped to 6.4% in October to December 2004 from 7.1% in January to March 2004 while consumer prices registered mild increases since July 2004.


GDP
YoY
% change
15
12
9
6
3
0
-3
2003/Q1
2003/Q2
2003/Q3
2003/Q4
2004/Q1
2004/Q2
2004/Q3
2004/Q4
Year/Quarter

Source: HKSAR Census and Statistics Department


Unemployment Rate
%
9.0
8.5
8.0
7.5
7.0
6.5
6.0
2003/1-3
2003/4-6
2003/7-9
2003/10-12
2004/1-3
2004/4-6
2004/7-9
2004/10-12
Year/Quarter

Source: HKSAR Census and Statistics Department

Notwithstanding the economic upturn, the operating environment for the local banking sector continued to be challenging. While consumer confidence, private investment as well as corporate and consumer credit demand regained some growth momentum, the low interest rate environment continued to exert pressure on net interest income.


Hang Seng Index
15,000
14,000
13,000
12,000
11,000
10,000
2003/12
2004/3
2004/6
2004/9
2004/12
Year/Month

Source: Bloomberg


Hong Kong Interbank Offered Rates (Period average)
%
1.5
1.2
0.9
0.6
0.3
0.0
1-month HIBOR
3-month HIBOR
2003/1
2003/4
2003/7
2003/10
2004/1
2004/4
2004/7
2004/10
2004/12
Year/Month

Source: Hong Kong Monetary Authority

Although the US Federal Funds Target Rate was raised by an aggregate of 125 basis points to 2.25% by end-2004, HIBOR remained low throughout the year. Average 1-month and 3-month HIBORs were 0.30% and 0.46% respectively, compared to 0.99% and 1.04% in 2003. This had an adverse impact on the larger commercial banks with a more liquid balance sheet.

According to the Stock Exchange statistics, annual stock turnover in 2004 surpassed the record set in 1997 and equity funds raised by IPO also grew significantly from 2003. Investors continued to seek higher-yielding investments and the demand for wealth management products and services increased under the low interest rate environment.

The property market revitalised as prices rebounded, particularly in the luxury residential and commercial property sectors. Both transaction volume and value increased significantly. At the same time, negative equity residential mortgage loans declined sharply. However, intensified market competition further lowered the yield from mortgage loans.

In 2004, the local banking sector benefited from the benign credit environment. Both corporate and consumer credit quality improved significantly. Collateral value and borrowers' business operations picked up, which helped reduce bad debt charges.

The implementation of CEPA and the "individual visit scheme" boosted the economic interaction between the Mainland and Hong Kong. During the year, banks in Hong Kong commenced the personal RMB banking business, including deposits, exchange, remittance and RMB bank cards. These have given rise to more opportunities for growing China-related businesses.

2004 also saw an end to deflation and a return to a slight inflation towards year-end. While this did not cause any major increase in bank operating expenses during the year, it will have an impact in future years.

## Consolidated Financial Review

### Financial Performance

| | **2004** | 2003 |
|---|---|---|
| Operating profit before provisions (HK$'m) | **10,352** | 11,595 |
| Operating profit after provisions (HK$'m) | **11,980** | 9,924 |
| Profit before taxation (HK$'m) | **14,252** | 8,691 |
| Profit attributable to shareholders (HK$'m) | **11,963** | 7,963 |
| Earnings per share (HK$) | **1.1315** | 0.7532 |
| Return on average total assets | **1.56%** | 1.08% |
| Return on average shareholders' funds | **18.58%** | 13.62% |

For the year ended 31 December 2004, the Group's profit attributable to shareholders was HK$11,963 million, up HK$4,000 million or 50.23% from 2003. Earnings per share were HK$1.1315, up HK$0.3783. Return on average total assets and return on average shareholders' funds increased by 0.48 percentage point and 4.96 percentage points to 1.56% and 18.58% respectively.

Operating profit before provisions was HK$10,352 million, a drop of HK$1,243 million or 10.72%. The decrease was mainly attributable to a decline in net interest income, which was partially offset by an increase in net fees and commission income and a decrease in operating expenses. Operating profit after provisions rose by HK$2,056 million, or 20.72%, to HK$11,980 million, mainly due to provision write-back and recoveries of loans previously written off. After taking into account a property revaluation gain of HK$1,862 million, profit before taxation reached HK$14,252 million, up HK$5,561 million or 63.99%.

**Net Interest Income and Margin**

| HK$'m, except percentage amounts | **2004** | 2003 |
|---|---|---|
| Interest income | **15,678** | 17,759 |
| Interest expense | **(4,485)** | (4,885) |
| Net interest income | **11,193** | 12,874 |
| Average interest-earning assets | **721,402** | 706,479 |
| Net interest spread | **1.46%** | 1.73% |
| Net interest margin | **1.55%** | 1.82% |

Net interest income fell by HK$1,681 million, or 13.06%, to HK$11,193 million from 2003. During the year, average interest-earning assets grew by HK$14,923 million, or 2.11%, to HK$721,402 million. Net interest margin fell by 27 basis points to 1.55% due to the contraction of net interest spread.

Low interest rates continued to exert pressure on net interest income for banks with a high proportion of assets deployed in the short-term money market. In 2004, average 1-month HIBOR dropped by 69 basis points to 0.30%. This greatly affected the yield from average interbank placements that fell by 64 basis points from 2003. The yield of average advances to customers also declined by 34 basis points. On the one hand, the repricing of HIBOR-based loans and keen competition affected the yield of average corporate loans. On the other hand, the yield of the residential mortgage portfolio also dropped as market competition intensified during the year. The weighted average residential mortgage yield was 217 basis points below best lending rate, a drop of 26 basis points as compared to 2003. However, the yield from debt securities only dropped marginally by 6 basis points as the Group implemented more active balance sheet management to maximise return. The overall impact was a 34-basis point drop in the yield from average interest-earning assets. Cost of funding, mainly from deposits from customers, fell by 7 basis points as HIBOR stayed low during the year. As a result, both net interest margin and net interest spread contracted by 27 basis points.

**Other Operating Income**

| HK$'m, except percentage amounts | 2004 | 2003 |
|---|---|---|
| Bills commissions | **547** | 556 |
| Loan commissions | **490** | 473 |
| Wealth management income | **1,361** | 1,064 |
| Stockbroking | **836** | 696 |
| Asset management | **233** | 211 |
| Life insurance | **194** | 120 |
| Bonds | **98** | 37 |
| Trust services | **75** | 76 |
| Payment services | **349** | 315 |
| Credit cards | **666** | 560 |
| Others | **819** | 811 |
| Fees and commission income | **4,307** | 3,855 |
| Fees and commission expenses | **(1,086)** | (858) |
| Net fees and commission income | **3,221** | 2,997 |
| Dividend income from investments in securities | **14** | 45 |
| Net gain/(loss) from other investments in securities | **29** | (108) |
| Net gain from foreign exchange activities | **1,056** | 965 |
| Net gain from other dealing activities | **82** | 42 |
| Net rental income from investment properties | **141** | 161 |
| Others | **121** | 277 |
| Other operating income | **4,664** | 4,379 |
| Non-interest income to total operating income ratio | **29.41%** | 25.38% |

Other operating income was HK$4,664 million, up HK$285 million or 6.51% from 2003. It accounted for 29.41% of total operating income, an increase of 4.03 percentage points from last year. Net fees and commission income increased by HK$224 million, or 7.47%, to HK$3,221 million, as revenue from the Group's wealth management business recorded a strong growth of HK$297 million.

Income from loan and bills commissions stayed flat, reflecting tighter margins due to keen market competition. The surge in wealth management income by 27.91% to HK$1,361 million was primarily driven by increases in income of HK$74 million, or 61.67%, from the distribution of life insurance products, HK$140 million, or 20.11%, from stockbroking and HK$61 million, or 164.86% from structured notes and bond sales. These results reflected the success of the Group's strategic focus on growing its wealth management business to take advantage of the increased demand for higher-yielding investments in the low interest rate environment. Income from payment services rose by HK$34 million, or 10.79%, driven by the growth in remittance transactions. Income from card business also recorded a growth of HK$106 million, or 18.93%, as cardholder spending and merchant acquiring volumes increased by 31% and 37% respectively. With the introduction of personal RMB banking services at the beginning of 2004, RMB-related businesses contributed HK$26 million of fee income. The increase in fees and commission income was partially offset by higher fees and commission expenses from credit card and residential mortgage businesses.

Compared to the first half of the year, loan and bills commission income for the second half outperformed the first half as business volume increased. Wealth management income in the second half of the year was lower mainly due to the drop in stockbroking transaction volume, generally in line with a fall in market turnover. Sales of life insurance products and investment funds also shrank as the demand for these products reduced in an interest rate hike environment.

Net gain from other investments in securities amounted to HK$29 million as compared to a net loss of HK$108 million in 2003, which was due to losses from the disposal of debt securities.

Net gain from foreign exchange activities increased by HK$91 million, or 9.43%, as business volume rose.

**Operating Expenses**

| HK$'m, except percentage amounts | **2004** | 2003 |
|---|---|---|
| Staff costs | **3,291** | 3,316 |
| Premises and equipment expenses (excluding depreciation) | **725** | 732 |
| Depreciation on owned fixed assets | **585** | 611 |
| Other operating expenses | **904** | 999 |
| Operating expenses | **5,505** | 5,658 |
| Cost to income ratio | **34.72%** | 32.79% |

Operating expenses decreased by HK$153 million, or 2.70%, to HK$5,505 million, as a result of disciplined cost control and improvement in operational efficiency. Staff costs fell by HK$25 million, or 0.75%, to HK$3,291 million, as headcount decreased. Headcount measured in full time equivalents was 12,976 at end-2004, a decrease of 161 from end-2003. The reduction in other operating expenses of HK$95 million, or 9.51%, was attributable to the one-off professional fees incurred for a special review in 2003. The slight rise in cost to income ratio of 1.93 percentage points was due to the decline in total operating income.

**Provisions for Bad and Doubtful Debts**

| HK$'m | **2004** | 2003 |
|---|---|---|
| Specific provisions | | |
| – new provisions | **(1,520)** | (3,834) |
| – releases | **1,851** | 768 |
| – recoveries | **1,356** | 438 |
| | **1,687** | (2,628) |
| General provisions | **(59)** | 957 |
| Net credit/(charge) to profit and loss account | **1,628** | (1,671) |

A net provision write-back of HK$1,628 million was recorded in 2004 as compared to a net charge of HK$1,671 million in 2003. New specific provision charge was down by HK$2,314 million, or 60.35%, to HK$1,520 million, mainly due to lower bad debt formation as the Group's asset quality continued to improve. This represented a HK$9,129 million, or 85.73%, reduction in new specific provision charge during the Group's merger and structuring in 2001. The significant improvement was due to continuous enhancement of risk management practices since then. Releases in specific provisions increased by HK$1,083 million, or 141.02% to HK$1,851 million, reflecting the increase in collateral value and strong collection brought by improvement in the economy and property market. As a result of the Group's relentless effort, the recovery of loans previously written off rose by HK$918 million, or 209.59%, to HK$1,356 million. General provision charge was HK$59 million due to increase in loan balance.

**Property Revaluation**

| HK$'m | **2004** | 2003 |
|---|---|---|
| Increase/(decrease) in property revaluation reserves | | |
| – Premises | **2,895** | (48) |
| – Investment properties | **629** | – |
| | **3,524** | (48) |
| Credited/(charged) to profit and loss account | | |
| – Premises | **1,337** | (741) |
| – Investment properties | **525** | (370) |
| | **1,862** | (1,111) |
| Credited to minority interests | | |
| – Premises | **28** | – |
| – Investment properties | **1** | – |
| | **29** | – |
| | **5,415** | (1,159) |

The Group registered an increase in valuation of properties amounting to HK$5,415 million in 2004, reflecting the increase in market value in a more robust property market. Premises and investment properties were revalued on the basis of their open market value on 31 October 2004 by Chesterton Petty Limited, an independent firm of chartered surveyors. The revaluation resulted in a credit to the profit and loss account of HK$1,862 million, which included a revaluation gain on premises and investment properties of HK$1,337 million and HK$525 million respectively. The remaining revaluation surplus was mainly recognised in property revaluation reserves.

**Taxation**

| HK$'m | **2004** | 2003 |
|---|---|---|
| Hong Kong profits tax | **2,113** | 576 |
| Overseas taxation | **17** | 11 |
| Share of taxation attributable to associates | **1** | 2 |
| Taxation | **2,131** | 589 |

Taxation for 2004 was HK$2,131 million, up HK$1,542 million or 261.80%, when compared to 2003. The increase was partly due to a HK$732 million write-back of tax provisions in 2003 that was no longer required after the Inland Revenue Department finalised the tax losses of the Group's predecessor merging branches and the tax position of BOCHK, and partly due to higher profit before taxation in 2004. The effective tax rate of the Group in 2004 was approximately 15%, which stayed flat when compared to last year after excluding the effect of tax provision write-back in 2003.

## Financial Position

| HK$'m, except percentage amounts | **At 31 December 2004** | At 31 December 2003 |
|---|---|---|
| Cash and short-term funds | **102,647** | 134,106 |
| Placements with banks and other financial institutions maturing between one and twelve months | **107,581** | 78,240 |
| Certificates of deposit held | **22,338** | 18,776 |
| Hong Kong SAR Government certificates of indebtedness | **34,760** | 31,460 |
| Investments in securities* | **189,388** | 172,518 |
| Advances and other accounts | **309,211** | 300,094 |
| Fixed assets | **21,877** | 17,582 |
| Other assets ** | **8,974** | 9,811 |
| Total assets | **796,776** | 762,587 |
| Hong Kong SAR currency notes in circulation | **34,760** | 31,460 |
| Deposits and balances of banks and other financial institutions | **34,440** | 41,347 |
| Deposits from customers | **631,330** | 600,642 |
| Certificates of deposit issued | **3,788** | 2,432 |
| Other accounts and provisions | **22,698** | 25,289 |
| Total liabilities | **727,016** | 701,170 |
| Minority interests | **1,239** | 1,156 |
| Shareholders' funds | **68,521** | 60,261 |
| Total liabilities and capital resources | **796,776** | 762,587 |
| Loan to deposit ratio | **49.61%** | 51.38% |

* Investments in securities comprise held-to-maturity securities, investment securities and other investments in securities.

** Trade bills and interests in associates are included in other assets.

Total assets were HK$796,776 million as at 31 December 2004, up HK$34,189 million or 4.48%, from end-2003.

Cash and short-term funds fell by 23.46%. At the same time, placements with banks and other financial institutions maturing between one and twelve months increased by 37.50%. Investments in securities rose by 9.78% and the duration extended.

Fixed assets increased by HK$4,295 million, or 24.43%, to HK$21,877 million, primarily due to the rise in the valuation of premises and investment properties of HK$5,415 million.

**Advances to Customers**

| HK$'m, except percentage amounts | At 31 December 2004 | % | At 31 December 2003 | % |
|---|---|---|---|---|
| Industrial, commercial and financial | **148,034** | **47.26%** | 155,839 | 50.50% |
| Individuals | **124,687** | **39.81%** | 118,962 | 38.55% |
| Trade finance | **13,279** | **4.24%** | 12,100 | 3.92% |
| Loans for use outside Hong Kong | **27,226** | **8.69%** | 21,681 | 7.03% |
| | **313,226** | **100.00%** | 308,582 | 100.00% |

The Group's advances to customers marginally increased by HK$4,644 million, or 1.50%, from end-2003 despite large write-off and collection amounting to HK$2,856 million and HK$7,323 million respectively. Loan to deposit ratio was 49.61% as at 31 December 2004, down 1.77 percentage points from end-2003.

The Group's efforts to achieve loan growth was better reflected in the growth in performing loans. As at 31 December 2004, the Group's performing loans rose by HK$13,237 million, or 4.55%, from end-2003. Moreover, the Group continued to diversify its loan portfolio by growing retail loans and overseas lending, particularly the loan portfolio of Mainland branches. As a result, lending to individuals and loans for use outside Hong Kong accounted for 39.81% and 8.69% respectively of the total advances to customers, representing a rise of 1.26 and 1.66 percentage points respectively from end-2003. As a whole, the Group has achieved an improved and more diversified loan mix covering both corporate and retail loans as well as local and overseas loans.

Regarding loans for use in Hong Kong, lending to individuals showed solid growth of HK$5,725 million or 4.81%, primarily driven by an increase of HK$5,612 million, or 6.24%, in residential mortgage loans (excluding those under the government-sponsored home purchasing schemes). Credit card advances also rose by HK$500 million, or 13.31%, reflecting the success of the Group's strategic initiative in growing the consumer credit business. Lending to industrial, commercial and financial sectors declined by HK$7,805 million, or 5.01% largely due to write-off and collection. Meanwhile, trade finance grew by 9.74%.

The 25.58% growth in loans for use outside Hong Kong was mainly driven by the increase in lending by the Group's Mainland branches and overseas lending.

**Deposits from Customers**

| HK$'m, except percentage amounts | At 31 December 2004 | % | At 31 December 2003 | % |
|---|---|---|---|---|
| Demand deposits and current accounts | **32,470** | **5.14%** | 26,974 | 4.49% |
| Savings deposits | **296,462** | **46.96%** | 271,439 | 45.19% |
| Time, call and notice deposits | **302,398** | **47.90%** | 302,229 | 50.32% |
| | **631,330** | **100.00%** | 600,642 | 100.00% |

Total liabilities grew by HK$25,846 million, or 3.69%, to HK$727,016 million from end-2003, mainly caused by a rise in deposits from customers.

Deposits from customers increased by HK$30,688 million, or 5.11%, to HK$631,330 million from end-2003. During the year, the interbank liquidity remained high in Hong Kong. Despite the low interest rate environment, customers continued to place funds in savings and current accounts for liquidity preference. Savings deposits rose by HK$25,023 million, or 9.22%, to HK$296,462 million. For RMB deposits, the Group has continued to be a leading provider of personal RMB banking services since the launch of the services in early 2004.

**Asset Quality**

| HK$'m, except percentage amounts | **At 31 December 2004** | At 31 December 2003 |
|---|---|---|
| Advances to customers | **313,226** | 308,582 |
| General provisions | **(5,465)** | (5,406) |
| Specific provisions | **(2,320)** | (5,507) |
| General provisions as a percentage of advances to customers | **1.74%** | 1.75% |
| Specific provisions as a percentage of advances to customers | **0.74%** | 1.78% |
| Total provisions as a percentage of advances to customers | **2.49%** | 3.54% |
| | | |
| Non-performing loans | **9,239** | 17,832 |
| Specific provisions made in respect of non-performing loans | **(2,269)** | (5,467) |
| | | |
| Specific provisions as a percentage of non-performing loans | **24.56%** | 30.66% |
| Specific provisions and collateral coverage for classified loans | **91.66%** | 90.95% |
| Total provisions as a percentage of non-performing loans | **84.26%** | 61.20% |
| Non-performing loans as a percentage of advances to customers | **2.95%** | 5.78% |
| Classified loan ratio | **2.95%** | 5.82% |
| | | |
| Residential mortgage loans* – delinquency and rescheduled loan ratio** | **0.61%** | 1.10% |
| Card advances – delinquency ratio**# | **0.38%** | 0.75% |
| | **2004** | 2003 |
| Card advances – charge-off ratio# | **3.96%** | 8.86% |

* Residential mortgage loans exclude those under the Home Ownership Scheme and other government-sponsored home purchasing schemes.

** Delinquency ratio is measured by a ratio of total amount of overdue loans (more than three months) to total outstanding loans.

# Computed according to the HKMA's definition.

During the year, the Group's asset quality showed remarkable improvement, attaining the lowest level of NPL ratio since 2001. Both the NPL ratio and the classified loan ratio were at 2.95%, down 2.83 and 2.87 percentage points respectively. NPLs decreased by HK$8,593 million, or 48.19% to HK$9,239 million as at 31 December 2004.

The substantial improvement in asset quality was attributable to the Group's effective risk management and collection efforts. At the same time, the recovery of the economy and increased collateral values were also key factors. During the year, net new formation of classified loans was kept at a very low level, amounting to approximately HK$1.4 billion, or less than 0.5% of total loan outstanding, compared to HK$6.3 billion in 2003. Moreover, as at 31 December 2004, classified loan ratio of loans originated after the merger and restructuring of the Group in 2001 was slightly less than 1%, indicating the higher quality of new loans granted since then.

Collateral coverage for classified loans increased to 67.17% from 60.54% at end-2003 due to the increase in collateral value and write-off. Specific provisions and collateral coverage for classified loans was 91.66%, up 0.71 percentage point, compared to 90.95% in 2003. Total provisions as a percentage of NPLs rose significantly by 23.06 percentage points from end-2003 to 84.26% as at 31 December 2004.

The quality of the Group's residential mortgage loans continued to improve. The combined delinquency and rescheduled loan ratio decreased from 1.10% to 0.61%, lower than the market average of 0.85%. The quality of card advances also improved, with charge-off ratio and delinquency ratio falling by 4.90 percentage points and 0.37 percentage point to 3.96% and 0.38% respectively, which were better than the market average.

All these achievements reflect the Group's success in enhancing risk management standards to align with international best practices and in building a more rigorous risk management culture in its daily business operation.

**Capital and Liquidity Ratios**

| HK$'m, except percentage amounts | **At 31 December 2004** | At 31 December 2003 |
|---|---|---|
| Tier 1 capital | **60,905** | 56,755 |
| Tier 2 capital | **5,049** | 4,997 |
| Unconsolidated investments and other deductions | **(1,257)** | (1,429) |
| Total capital base after deductions | **64,697** | 60,323 |
| Risk-weighted assets | | |
| On-balance sheet | **369,875** | 362,531 |
| Off-balance sheet | **34,045** | 37,249 |
| Deductions | **(3,091)** | (622) |
| Total risk-weighted assets | **400,829** | 399,158 |
| Total risk-weighted assets adjusted for market risk | **400,977** | 396,682 |
| Capital adequacy ratios | | |
| Before adjusting for market risk | | |
| Tier 1 | **15.19%** | 14.22% |
| Total | **16.14%** | 15.11% |
| After adjusting for market risk | | |
| Tier 1* | **15.19%** | 14.31% |
| Total* | **16.13%** | 15.21% |
| | **2004** | 2003 |
| Average liquidity ratio | **36.03%** | 37.76% |

* The capital adequacy ratios take into account market risks and are calculated in accordance with the relevant HKMA guidelines.

The consolidated capital adequacy ratio increased by 1.03 percentage points to 16.14% as at 31 December 2004, compared to 15.11% at end-2003, mainly due to a growth of the Group's total capital base after deductions.

The capital base after deductions grew by HK$4,374 million as retained earnings increased. Total risk-weighted assets rose by HK$1,671 million, primarily because of an increase in on-balance sheet risk-weighted assets by HK$7,344 million, a decline of HK$3,204 million in off-balance sheet risk-weighted assets and an increase in deductions by HK$2,469 million. The growth in on-balance sheet risk-weighted assets was due to an increase in interbank placements and debt securities investments while off-balance sheet risk-weighted assets declined as a result of a decrease in other commitments with an original maturity of one year and over. The increase in deductions of risk-weighted assets was due to an increase in the valuation of premises and investment properties.

BOCHK's average liquidity ratio was 36.03%, down 1.73 percentage points from end-2003, mainly due to a decrease in average 1-month net interbank placements.

## Business Review

### *Commercial banking*

The Commercial Banking segment consists of the Retail Banking and Corporate Banking businesses.

| HK$'m | **2004** | 2003 |
|---|---|---|
| Net interest income | **7,880** | 9,392 |
| Other operating income | **3,288** | 3,116 |
| Operating income | **11,168** | 12,508 |
| Operating expenses | **(4,317)** | (4,373) |
| Operating profit before provisions | **6,851** | 8,135 |
| Write-back of/(charge for) bad and doubtful debts | **1,628** | (1,671) |
| Operating profit after provisions | **8,479** | 6,464 |
| Segment assets | **317,064** | 310,008 |
| Segment liabilities | **651,539** | 621,211 |

Note: For additional segmental information, see Note 8 to the Summary Financial Statements.

**Segment financial highlights**

- Net interest income decreased by HK$1,512 million, or 16.10%, to HK$7,880 million. The decrease was mainly due to a narrowed deposit spread, which was partially offset by an increase in income from the Retail Banking loan portfolio, mainly comprising residential mortgage loans as the HKD Prime and HIBOR spread widened and the balance increased. Net interest income from Corporate Banking declined marginally as compared to 2003.

- Other operating income grew by HK$172 million, or 5.52%, to HK$3,288 million, driven by strong revenue growth from the Group's wealth management business.

- Costs remained under prudent control.

- Owing to improved asset quality and strong recoveries, there was a significant provision write-back from the Corporate Banking loan portfolio.

- Overall, the provision write-back offset the decline in net interest income, resulting in a net growth of HK$2,015 million, or 31.17%, in the Commercial Banking segment's operating profit after provisions.

### *Retail banking*

**Solid growth in all major business areas.** To diversify the Group's income streams, wealth management has been a top priority insofar as Retail Banking strategies are concerned. In 2004, the Group aimed at further solidifying its wealth management platform while developing more professional and tailor-made products and services to cater for different customer segments. It also strove to maintain its leading position in the deposit taking and mortgage lending businesses. Strengthening consumer credit and card advances was another key initiative for raising the return of its retail loan portfolio. Moreover, riding on the business opportunities arising from the economic integration between the Mainland and Hong Kong, the Group continued to grow its RMB-related business. In 2004, the Group achieved significant growth in major business areas, namely, wealth management, mortgage, cards and personal RMB banking businesses.

*Wealth management:* Wealth management registered strong growth during the year. The Group has been working closely with investment fund houses and strategic business partners to select a series of performing investment funds and other innovative investment products to fulfil customers' needs. Stockbroking transactions, sales of open-ended funds, structured notes and bonds, and distribution of insurance products grew by 31%, 68%, 27% and 66% respectively. The Group became the Arrangers and Joint Global Coordinators for the HKSAR Government's HK$20-billion global bond offering in July.

In late 2004, with an enhanced wealth management platform, it launched the Wealth Management Prime services in its 81 wealth management centres and branches. Designated Personal Financial Services Managers provide customers with comprehensive and personalised financial planning services. Furthermore, with the introduction of a sophisticated financial planning tool, Wealth MaxiWiser, the Group further strengthened its professional investment portfolio analysis and recommendations for customers. During the year, the total number of wealth management customers tripled with approximately HK$130 billion asset under management. The enlarged clientele would provide new impetus to the Group's wealth management business.

*Mortgage:* Despite intense competition, the Group's mortgage business continued to grow and outperform the market. The Group's mortgage balance was up 6.24% from end-2003. To satisfy customers' diverse finance needs under the prevailing low interest rate environment, new products, including the fixed interest rate mortgage scheme and the HIBOR based mortgage scheme, were introduced in 2004. Both schemes were well received by customers. The asset quality of mortgage loans continued to improve as a result of the rise in property price and the Group's effective risk management. The combined delinquency and rescheduled loan ratio fell to 0.61%, lower than the market average. The negative equity ratio dropped to 3.93% at end-2004, compared to the market average of 6.30%.

*Personal loans:* Sustained economic growth and increasing consumer credit demand contributed to the growth of the Group's personal loans, which increased by approximately 6%. During the year, the Group expanded its range of personal loan products and launched iSmart personal loans and iSmart tax loans that allow customers to enjoy a higher degree of financial flexibility.

*Credit cards:* Riding on the growth momentum of 2003, the Group's card business showed outstanding performance in 2004 with 11% increase in net fees and commission income. During the year, a wide range of new services and products were offered to customers. For example, the newly launched Warner Mini Card and 2004 BOC Euro Commemorative MasterCard were both well received by customers. The Group was also the first bank in Asia to launch Euro-denominated credit cards. At the same time, it expanded its business to Macau with the issuance of Platinum MasterCard.

Compared to 2003, cardholder spending and the number of cards issued grew by 31% and 34% respectively. Merchant acquiring volume rose by 37%. Meanwhile, card receivable balance increased by 13.31%, higher than the market growth rate. The reviving economy also helped improve the charge-off ratio and delinquency ratio to 3.96% and 0.38% respectively, well below the market average.

The continual success of the Group's card business further solidified its position in the industry. In 2004, it received several awards from Visa International and MasterCard International.

The Group's China-related card business achieved important milestones in 2004. It pioneered the launch of the China UnionPay Card acquiring business in Hong Kong in January. With over 6,400 new terminals in over 4,000 merchant sales points at end-2004, the Group has been providing reliable and convenient payment service to the Mainland UnionPay cardholders in Hong Kong. In September, China UnionPay Card acquiring business was also extended to Macau.


rmb¥
RMB
兌換
匯款
銀行卡
FIRST CLASS
First class RMB services
= the most professional + comprehensive + quality services from Bank of China (Hong K

*Personal RMB banking business:* The Group has maintained its market leadership in offering personal RMB banking services since launching the business in February. It was the first bank to offer a comprehensive range of RMB products and services, including deposits, exchange, remittances and cards. It also provides an extensive service network, comprising branches, ATMs, Internet banking and telephone banking. RMB withdrawal services are made available via its 232 ATMs throughout Hong Kong. It pioneered the issuing of RMB credit cards in April and led the local RMB card business by having issued over 50,000 RMB cards at end-2004.

*Channels:* In order to optimise its branch network and align with its wealth management strategies, the Group continued to reengineer its distribution network. During the year, 7 branches were closed and 1 branch was opened in Hong Kong. As at end-2004, the total number of branches in Hong Kong was 283 and the number of ATMs was 447, as compared to 289 and 449 respectively at end-2003.

Good progress was made in strengthening the Group's e-business channels. During the year, new functions were incorporated in the Group's Internet banking services, including new on-line wealth management services, transfers, RMB banking services and credit card payment services. By end-2004, the number of iT's Banking customers grew by 15% and the number of transactions doubled that in 2003.

### *Corporate banking and financial institutions*

**Growing with a new business model.** As one of the largest corporate lenders in Hong Kong, the Group is committed to becoming a close partner to customers by offering a comprehensive range of financial services to meet their specific needs. Capitalising on the strengths and capabilities that it possess, it aims at expanding its market share and building its high-return business.



*New business model:* In 2004, the Group refined its customer and product management framework. The new business model is more customer-centric, emphasising the development of business strategies appropriate for different customer segments so that the Group can become its customers' preferred banker. Under this model, corporate relationship managers have been re-organised in accordance with their industrial specialty to work closely with a team of product managers. The former specialises in customer relationship management whereas the latter's expertise is in product development. The two teams collaborate with each other to ensure that customers' needs are satisfied with the best products. This approach not only enables the Group to provide customers with quality products and services in a timely and cost-effective way, but also prepares it for new business opportunities.

*Business development and asset quality improvement:* The Group has maintained its competitive advantage in Corporate Banking business. In 2004, it was ranked by Basis Point, a leading source of Asian debt market news and analysis, as the second largest local syndicated lending arranger. Focusing on strengthening its trade finance services, the Group achieved high ratings in the service quality of import and export factoring at a competition organised by Factors Chain International, a global network of leading factoring companies. Despite intense market competition, the Group's trade bills transaction volume increased by 13%. Trade finance related loans also grew by 9.74%.

During the year, effective collection and write-off were implemented. By the end of 2004, the Group's overall corporate loan quality improved substantially as evidenced by the record low classified loan ratio and bad debt formation level since the Group's restructuring in 2001.

*Channels:* The Group undertook various initiatives to improve its product quality and operational efficiency. In February 2004, it launched the Financial Institutions Online, which allows correspondent banks to manage their accounts via Internet. In May 2004, the CBS Online was rolled out, enabling corporate clients to manage their accounts via the Internet. By the end of 2004, the number of CBS customers increased by 42%. These initiatives also facilitate the development of the Group's cash management business.

*Clearing and settlement services:* Appointed by the PBOC as the clearing Bank for RMB business in Hong Kong, the Group launched RMB clearing services in February 2004, serving 38 participating banks. It was also appointed the agent bank for the HKD and USD RTGS Link between the Guangdong Province and Hong Kong in March. In July, the Group was nominated by the PBOC as the agent bank for the USD Joint Cheque Clearing Service between Shenzhen and Hong Kong.

### *China-related business*

**Robust growth on a solid foundation.** China-related business is one of the Group's core growth areas. The Group's China business model leverages its retail and corporate franchise in Hong Kong, branch network in the Mainland, and close relationship with BOC to provide cross border financial services to customers. The Group's Mainland branch network now acts as an extended arm of its Retail Banking and Corporate Banking business units. New organisational structure, market positioning, customer segmentation and product development strategy have been formulated to drive this new model. The Group has also been taking a new approach in cooperating with BOC in business development by providing complementary financial services to BOC's customers in both Hong Kong and the Mainland.

In 2004, the Group's China-related business continued to deliver good results. The combined operating profit before provisions of the Mainland branches increased by 22% to HK$147 million. Total advances to customers rose significantly by 53% to HK$9,345 million while customer deposits grew by 17% to HK$2,285 million. Asset quality improved considerably with the classified loan ratio falling to 3.26% at end-2004 from 10.35% at end-2003.

The Group has made very good progress in expanding the business scope of its Mainland branches and sub-branches. Further to obtaining the approval to operate RMB business to foreign enterprises, BOCHK's Shanghai and Shenzhen branches (including sub-branches) were allowed to offer RMB business service to Chinese enterprises. In addition, Nanyang's Dalian and Guangzhou branches also obtained the approval for providing RMB business to foreign and Chinese enterprises during the year. Six branches and sub-branches were allowed to commence financial derivatives business. Moreover, benefiting from the implementation of CEPA, BOCHK's Shantou and Shenzhen branches (including sub-branches) were admitted to commence insurance agency business while two other branches have already submitted their documents for insurance agency business.

The Group also undertook to enhance its services through the development of the electronic channel. In January, iT's Online Banking and Telephone Banking were launched successfully, enabling customers to check their account status, review payment records and request for various financial information. Four Mainland branches were also allowed to join the China National Advanced Payment System, which provides real-time, safe and cost-efficient means of fund transfer to the Group's Mainland customers.

### *Treasury*

The Group's treasury operation covers foreign exchange, gold bullion, derivatives, money markets, and capital markets. The following table summarises the performance of the treasury operation.

| HK$'m | **2004** | 2003 |
|---|---|---|
| Net interest income | **2,928** | 2,982 |
| Other operating income | **1,121** | 918 |
| Operating income | **4,049** | 3,900 |
| Operating expenses | **(159)** | (162) |
| Operating profit before provisions | **3,890** | 3,738 |
| Charge for bad and doubtful debts | **–** | – |
| Operating profit after provisions | **3,890** | 3,738 |
| Segment assets | **456,948** | 432,947 |
| Segment liabilities | **72,453** | 77,671 |

Note: For additional segmental information, see Note 8 to the Summary Financial Statements.

**Segment financial highlights**

- Net interest income decreased marginally by HK$54 million, or 1.81%, to HK$2,928 million.
- Other operating income increased by HK$203 million, or 22.11%, to HK$1,121 million, mainly due to the gain from foreign exchange activities against the losses from the disposal of debt securities in 2003.
- Segment operating profit after provisions increased by HK$152 million, or 4.07%, to HK$3,890 million.

**Growth in customer-driven business and active surplus fund management.** The US interest rate hike and the low HIBOR resulted in a very challenging environment for treasury management in 2004. However, the Group strove to stabilise its net interest income through active asset and liability management. During the year, taking advantage of its flexible balance sheet, the Group lengthened the duration of its debt securities portfolio and increased investments in structured bonds and asset-backed securities for higher interest yield.

At the same time, strong emphasis was placed on developing new products and sales channels to improve the Group's non-interest income stream. Through enhanced collaboration with the Retail Banking and Corporate Banking businesses, customer-driven business grew while transaction volumes of foreign exchange, bullion and option-linked deposits increased significantly from 2003. In the fourth quarter, the Group launched the retail currency option trading services.

The Group also managed to grow the number of treasury customers by 14% and increased the transaction volumes of structured products significantly.

### *Technology and operations*

In 2004, the Group made good progress in information technology development. The Group met its targets in 2004 by successfully completing its core banking system enhancement, and various system changes for business development, process re-engineering and compliance-related requirements.

For the core banking system enhancement, the Group completed and launched its new savings account system with increased functionality. In addition, the development of the new banking application system for its Mainland branches, new securities trading system and new trade services system was completed in 2004 and scheduled to be launched in 2005. To develop its wealth management business, the Group completed and launched a new wealth management system offering financial planning and portfolio management services to customers.

To support business development, the Group also achieved the followings:

- Completed CBS Online that offers an Internet-based channel to corporate customers;
- Upgraded iT's banking system;
- Completed linkage of the RTGS system between Hong Kong and Guangdong;
- Completed RMB Settlement Institute Management System for RMB clearing services; and
- Enhanced system functionality to meet the increasing complexity and diversity of its treasury product development.

To increase operational efficiency, the Credit Workflow Management System was launched, which facilitates fast and efficient credit approval and management process for the Retail Banking business. Its usage will be extended to the Corporate Banking business in 2005. Meanwhile, the second phase of the Information Processing Centralisation Project to transfer data entry work to Shenzhen was implemented.

To meet the new financial reporting standards effective in 2005, the Group carried out a system enhancement process to ensure compliance to the new standards. Further system refinement to meet the requirement of the new financial reporting standards will be completed in the first half of 2005.

## Credit Ratings

| | Long-term | Short-term |
|---|---|---|
| Fitch | A | F1 |
| Moody's | A2 | P-1 |
| Standard & Poor's | BBB+ | A-2 |

On 1 November 2004, BOCHK obtained the first credit ratings from Fitch Ratings. Fitch Ratings assigned a long-term foreign currency rating of A and a short-term foreign currency rating of F1 to BOCHK. The outlook on the ratings is stable.

As at 31 December 2004, the long-term and the short-term foreign currency bank deposit ratings assigned by Moody's Investor Service to BOCHK were A2 and P-1 respectively. The long-term and short-term counterparty credit ratings assigned by Standard & Poor's to BOCHK were BBB+ and A-2 respectively.

These rating agencies review the ratings assigned to BOCHK periodically and may confirm or change the ratings from time to time as a result of their reviews.

## Risk Management

### *Overview*

Risk management is fundamental to the business of the Group. It is also an integral part of its day-to-day operation and business development strategy. The principal types of risk inherent in the Group's business are credit risk, market risk, interest rate risk, liquidity risk, operational risk, strategic risk, reputation risk, and legal and compliance risk. The Group's risk management goal is to maximise its long-term risk-adjusted return on capital, to reduce volatility in earnings and to enhance shareholder value, while maintaining risk exposures within acceptable limits.

### *Risk management governance structure*

BOCHK's risk management policies are designed to identify and analyse credit risk, market risk, interest rate risk, liquidity risk and operational risk, to set appropriate risk limits, and to continually monitor these risks and limits by means of administrative procedures and information systems. BOCHK continually modifies and enhances its risk management policies and procedures to reflect changes in markets and products.

The Risk Committee ("RC", formerly known as Risk Management Committee), established by the Board of Directors as a standing committee, is responsible for approving risk management policies and procedures and major asset and liability management policies proposed by the Asset and Liability Management Committee ("ALCO").

Each Strategic Business Unit ("SBU") is responsible for the implementation of appropriate policies, procedures and controls in relation to risk management under the general guidance of the Chief Risk Officer ("CRO"), who oversees the operation of the Risk Management Department ("RMD").

The Chief Financial Officer ("CFO") has oversight responsibilities for the soundness of the Group's capitalisation and earnings. In addition, the CFO, with the assistance of the Finance Department, monitors the bank-wide interest rate risk and liquidity risk and reports to the ALCO and the RC on a regular basis.

The Audit Department of BOCHK reports directly to the Board and the Audit Committee and is responsible for the monitoring of proper compliance by the Group on all risk management policies and procedures.

BOCHK's principal banking subsidiaries, Nanyang and Chiyu, are both managed consistent with the policies of the Group. These subsidiaries execute their risk management strategy independently and report to BOCHK's management on a regular basis.

### *Credit risk management*

Credit risk is the risk that a customer or counterparty will be unable or unwilling to meet a commitment that it has entered into with BOCHK. Credit risk arises principally from BOCHK's lending, trade finance and treasury activities.

BOCHK's primary goal in credit risk management is to maximise its risk-adjusted returns while maintaining its credit risk exposure within acceptable parameters. In particular, BOCHK has developed and is implementing comprehensive policies and procedures to identify, measure, monitor and control credit risk across the organisation.

The Board of Directors is responsible for determining its strategic objectives and principles for credit risk management. The Board, with the aim of maximising BOCHK's risk-adjusted return as well as shareholders' wealth, holds ultimate responsibility for BOCHK's overall credit risk management process.

The RC is a board-level committee with the responsibility for determining and revising BOCHK's credit risk management policies and procedures. BOCHK believes that independence and proper check-and-balance are of crucial importance in effective risk management. To ensure independence and checks and balance, under BOCHK's managerial and organisational structure, the RMD and the Audit Department report directly to the RC and the Audit Committee respectively.

The Chief Executive is responsible for, among other things, implementing the credit risk management strategy and policies approved by the Board. He is also charged with balancing BOCHK's goal of generating a reasonable yield on its assets whilst maintaining risk exposures within pre-defined tolerance levels.



The RMD, being structurally independent of credit initiation units, assists the Chief Executive in managing credit risk in accordance with BOCHK's credit risk management strategy and policies. It also provides independent due diligence on identification, measurement, monitoring and control of credit risk. To avoid any potential conflicts of interests, the credit review functions are independent of the business units. Multi-level credit approval authorities are set, depending mostly on the credit officers' professional experience, skills and responsibilities. All credit approval and review authorities originate from BOCHK's Board of Directors.

The Special Assets Management Department is responsible for the collection of NPLs.

BOCHK follows different approval procedures for high-risk and low-risk loans.

Low-risk credit transactions that fulfil certain requirements relating to credit types, loan purposes, loan amounts, guarantees, collateral coverage and security adequacy can be processed using low-risk loan approval procedures. Under these procedures, authorised credit officers in credit initiation units may approve this type of credit applications without prior review by the RMD. A loan review officer in the RMD conducts independent post-approval reviews of such pre-approved low-risk credit transactions and assess if initial credit decisions have been made in accordance with the established procedures.

BOCHK is committed to building a credit scoring system to facilitate credit approval process for retail exposures. Scorecard is a tool for credit risk assessment, using statistical model to analyse applicants' demographic and credit characteristics to predict future repayment performance. With scorecards, credit decisions are made based on credit scoring results, but scoring does not preclude credit officers from making credit judgment. During the year, the first application scorecard for personal unsecured credit facilities was deployed. Several other scorecards for different types of personal lending products are now in the process of implementation.

For high-risk loans, credit officers in credit initiation units can only accept and review loan applications and make the initial lending decisions. These credit applications are then independently evaluated by review officers in the RMD in respect of compliance with policies and procedures, adequacy of credit risk assessment, and information sufficiency. The RMD is authorised to exercise the right of veto based on the review conclusions.

For loans reaching the approval authority of Deputy Chief Executives or above, independent risk assessment by the Credit Risk Assessment Committee ("CRAC") is required. The CRAC is a specialised committee which consists of experts from the lending and other areas of BOCHK. The CRAC is responsible for making independent risk assessment of significant credit applications. Its assessment results will be an important basis for the CRO to make his credit review decision as well as the Chief Executive and Deputy Chief Executives to make their credit approval decisions. The CRAC itself has no credit approval authority.

Loans that exceed the approval authority of the Chief Executive have to be approved by the RC.

BOCHK has a dedicated division, the Credit Monitoring Division within the RMD, to conduct thorough and comprehensive post-disbursement examination on each obligor and group of obligors in order to identify and control individual and overall credit risk in the loan portfolio.

The early alert programme for identifying potential problem customers has been further enhanced to detect early signs of deterioration in credit status of obligors and to trigger closer monitoring process to prevent further deterioration.

To ensure that adequate efforts are dedicated to improve loan quality, BOCHK has focused more on the monitoring of significant exposures and set up internal targets to evaluate the performance in the resolution of criticised loans. The RMD regularly reports the loan quality to senior management for high-level oversight.

### *Market risk management*

Market risk is the risk that the movements in interest rates or market prices will result in losses in on- and off-balance sheet positions. BOCHK's market risk arises from customer-related business and from position taking. Market risk trading positions are subject to daily mark-to-market valuation.

Market risk is managed within the risk limits approved by the RC. The overall risk limits are divided into sub-limits by reference to different risk factors, including interest rate, foreign exchange rate, commodity price and equity price. Considering the different nature of the products involved, limits are set by using a combination of risk measurement techniques, including position limits and sensitivity limits.

Having set up the monitoring limits and supervisory procedures, the Market Risk Division in the RMD is responsible for the daily oversight of BOCHK's market risk to ensure that the overall and individual market risks are within BOCHK's risk tolerance.

VaR is a statistical technique which estimates the potential losses that could occur on risk positions taken due to movements in interest rates, foreign exchange rates, commodity prices and equity prices over a specified time horizon and to a given level of confidence. The model used by BOCHK to calculate portfolio and individual VaR on a variance/co-variance basis uses historical movements in market rates and prices, a 99% confidence level and a 1-day holding period and generally takes account of correlations between different markets and rates.

At 31 December 2004, the VaR for all trading market risk exposure of BOCHK was HK$2.9 million (31 December 2003: HK$0.8 million), the VaR for all trading interest rate risk exposure was HK$1.9 million (31 December 2003: HK$0.7 million) and the VaR for all trading foreign exchange risk exposure was HK$2.3 million (31 December 2003: HK$0.6 million). For the year ended 31 December 2004, the average VaR was HK$3.2 million (2003: HK$5.9 million), with a maximum of HK$5.6 million and a minimum of HK$0.9 million for the period.

For the year ended 31 December 2004, the average daily revenue of BOCHK earned from market risk-related trading activities was HK$2.1 million (2003: HK$1.9 million). The standard deviation of these daily trading revenues was HK$2.3 million (2003: HK$9.0 million). An analysis on the frequency distribution of daily trading revenues illustrated below shows that 31 losses (2003: 36 losses) were recorded out of 249 trading days for the year ended 31 December 2004 and the maximum daily loss was HK$6.9 million (2003: HK$119 million). The most frequent result was a daily trading revenue of between HK$1.0 million to HK$3.0 million (2003: HK$2.0 million to HK$4.0 million). The highest daily revenue was HK$8.9 million (2003: HK$36.3 million).

**Daily Distribution of Trading Market Risk Revenues**
**For The Year Ended 31 December 2004**


Number of days
60
50
40
30
20
10
0
-5 or below
-5 to -4
-4 to -3
-3 to -2
-2 to -1
-1 to 0
0 to 1
1 to 2
2 to 3
3 to 4
4 to 5
5 to 6
6 to 7
7 to 8
8 to 9
9 to 10
10 to 11
11 to 12
12 or above
Revenue (HK$'m)

**Daily Distribution of Trading Market Risk Revenues**
**For The Year Ended 31 December 2003**


Number of days
60
50
40
30
20
10
0
-5 or below
-5 to -4
-4 to -3
-3 to -2
-2 to -1
-1 to 0
0 to 1
1 to 2
2 to 3
3 to 4
4 to 5
5 to 6
6 to 7
7 to 8
8 to 9
9 to 10
10 to 11
11 to 12
12 or above
Revenue (HK$'m)

### *Foreign exchange risk management*

BOCHK provides foreign exchange deposit, margin trading and forward transaction services to its customers. BOCHK's trading activities in the foreign currency markets expose it to exchange rate risk. BOCHK manages exchange rate risk through its interbank market activities. In particular, BOCHK mitigates exchange rate risk by establishing position limits and limits on the loss of the whole foreign exchange trading floor. All these limits are approved by the RC. The RMD is responsible for monitoring foreign exchange exposure and related stop-loss limits on a day-to-day basis as well as credit risk exposure arising from foreign exchange transactions.

### *Interest rate risk management*

BOCHK's interest rate risk exposures mainly comprise structural positions. The major types of structural positions are: (1) repricing risk: mismatches in the maturity or repricing periods of assets and liabilities; and (2) basis risk: different pricing basis for different transactions so that yield on assets and cost of liabilities may change by different amounts within the same repricing period.

BOCHK's ALCO maintains oversight of interest rate risk and the RC sanctions the interest rate risk management policies formulated by the ALCO. The Finance Department, under the supervision of the CFO, carries out approved policies and develops systems and metrics to identify, measure and monitor interest rate risk.



Gap analysis is one of the tools used to measure BOCHK's exposure to interest rate risk. It provides BOCHK with a static view of the maturity and repricing characteristics of its balance sheet positions. The magnitude of the gaps indicates the extent to which BOCHK is exposed to the risk of potential changes in the margins on new or repriced assets and liabilities. BOCHK uses interest rate derivatives to hedge its interest rate exposures and in most cases, plain vanilla interest rate swaps are used.

With respect to repricing risk, sensitivities of earnings and economic value to interest rate changes (Earnings at Risk and Economic value at Risk) are assessed through hypothetical interest rate shock of 200 basis points across the yield curve on both sides. Earnings at Risk and Economic value at Risk are respectively controlled within an approved percentage of the projected net interest income for the year and the latest capital base as sanctioned by the RC. The result is reported to the ALCO and the RC on a regular basis.

The impact of basis risk is gauged by the projected change in net interest income under scenarios of imperfect correlation in the adjustment of the rates earned and paid on different instruments. Ratios of asset and liability of different pricing basis are set to monitor such risk.

Stress tests on repricing risk and basis risk are conducted regularly. The ALCO monitors the results of stress tests against limits and decides whether remedial action should be made.

### *Liquidity risk management*

The goal of liquidity management is to enable BOCHK, even under adverse market conditions, to meet all its maturing repayment obligations on time and to fund all of its asset growth and strategic opportunities, without forced liquidation of its assets at short notice.

BOCHK funds its operations principally by accepting deposits from retail and corporate depositors. In addition, BOCHK may issue certificates of deposit to secure a long-term financing source or may raise funds through the sale of investments. BOCHK uses the majority of funds raised to extend loans, to purchase debt securities or to conduct interbank placements.

BOCHK manages and measures its liquidity through maintaining strong liquidity ratios (average liquidity ratio for 2004: 36.03%), examining the stability of depositors and the respective concentration risk, monitoring the loan to the deposit ratio, maintaining a portfolio of high quality liquid securities and conducting regular stress tests. BOCHK also smoothens its liquidity by borrowing in the interbank markets on a short-term basis. The interbank markets generally provide an adequate amount of liquidity at borrowing rates that are subject to market conditions.

The primary goal of BOCHK's asset and liability management strategy is to achieve optimal return while ensuring adequate levels of liquidity and capital within an effective risk control framework and at reasonable cost of funding. BOCHK's ALCO is responsible for establishing these policy directives (including the liquidity contingency plan), and the RC sanctions the liquidity management policies. The Finance Department closely monitors and reports BOCHK's on- and off-balance sheet assets and liabilities with regard to the liquidity risk to ALCO.

### *Operational risk management*

Operational risk is the risk of loss resulting from inadequate or failed internal processes, people or systems, or from external events. BOCHK aims to manage this risk in line with the best practices of the industry and in preparation for the implementation of Basel II.

BOCHK manages operational risk by identifying, assessing, monitoring, controlling and mitigating the risks, and reviews the risks inherent in business processes, activities and products through internal consultation. BOCHK monitors operational risk losses and reports to the RC and senior management. As part of our effective internal control environment, BOCHK maintains adequate documentation of control procedures for its business processes. BOCHK also emphasises the need for appropriate segregation of duties and independent authorisation in all business activities.

The Business Continuity Plan is in place to support business operations in the event of disasters. Adequate backup facilities are maintained and periodic drills are conducted. The Company also arranges insurance cover to reduce potential losses in respect of operational risk.

### *Stress testing*

BOCHK supplements the analysis of various types of risks with stress testing. Stress testing is a risk management tool for estimating the BOCHK's risk exposures under stressed conditions arising from extreme but plausible market or macroeconomic movements. These tests are conducted on a regular basis and the results are reported to the Board, the RC and the ALCO on a regular basis.

### *Capital management*

The major objective of capital management is to maximise the return to shareholders while maintaining a strong capital position. BOCHK would consider the adjustment of capital mix when appropriate to achieve the lowest overall cost of capital. The ALCO, with the assistance of the Finance Department, monitors the adequacy of BOCHK's capital using the capital adequacy ratio as one of the major measurements. The Group complied with all the statutory capital standards for all the periods presented in the report.

### *Strategic risk management*

Strategic risk generally refers to the risks that may induce some current or future negative impacts on the earnings, capital, reputation or market position of the BOCHK because of poor strategic decisions, improper implementation of decisional strategies and lack of response to the market. BOCHK's Strategic Risk Management Policy defines the responsibilities of the Board and of the Management to ensure that the strategic risks of BOCHK can be effectively taken care of, and desired strategies can be successfully carried out.

### *Reputation risk management*

Reputation Risk is the risk that negative publicity regarding BOCHK's business practices, whether genuine or not, will cause a potential decline in the customer base or lead to costly litigation or revenue erosion. Reputation risk is inherent in every aspect of our business operation and covers a wide spectrum of issues. Market rumours or public perceptions are significant factors in determining the level of risk in this category.

In order to mitigate reputation risk, BOCHK has formulated and implemented Reputation Risk Management Policy. This policy requires established standards to prevent and manage reputation risk proactively at an early stage, monitor external reputation risk incidents and learn from published failures of risk incidents within the financial industry. In order to eliminate or alleviate the negative impact on the BOCHK's reputation, incidents related to reputation risk are handled promptly in accordance with the Emergency Contingency Plan and Special Reporting System for Special Incidents. The Group has an Investor Relations Committee which is responsible for the monitoring and reacting to such contingencies, and to ensure compliance to the Reputation Risk Management Policy.

### *Legal and compliance risk management*

Legal risk is the risk arising from the potential that unenforceable contracts, lawsuits or adverse judgments may disrupt or otherwise negatively affect the operations or financial condition of BOCHK. The Legal and Compliance Department ("LCD") is responsible for proactively identifying, assessing and managing legal risk faced by BOCHK in the ordinary course of its business.

Compliance risk is the risk of legal and regulatory sanctions, financial loss, or loss to reputation BOCHK may suffer as a result of its failure to comply with all applicable laws, regulations, international practices, local trade standards, codes of conduct and standards of good practice. By establishing and maintaining appropriate policies and guidelines, the LCD ensures BOCHK conducts its business in compliance with the requirements of relevant laws and regulations.

## Regulatory Development

### *The New Basel Capital Accord*

In June 2004, the Basel Committee released the New Basel Capital Accord (also referred to as Basel II). Basel II will be implemented globally by end-2006. All internationally active banks in the major financial markets around the world will follow Basel II. The HKMA has announced that local banks will follow the same timetable as the Basel Committee and Hong Kong is among the first to announce its implementation proposals.

Firstly, Basel II helps promote the safety and stability of the banking sector. In assessing the capital requirements for credit risk, a more risk-sensitive approach will be adopted. Banks will be required to hold more capital against high-risk lending. Furthermore, banks will, for the first time, be required to hold capital against operational risk. In addition to credit risk, market risk and operational risk, banks will be required to assess the full range of other type of risks they run and determine how much capital to hold against them. Secondly, Basel II will help promote the adoption of advanced risk management practices. Thirdly, Basel II requires greater public disclosure about a bank's business.

The Group has formulated an implementation plan for Basel II according to the requirements of the Basel Committee and the HKMA. It is developing the required internal risk management system and conducting researches on the whole capital adequacy assessment process. The internal ratings-based approach will also be gradually adopted in the Group's business decisions. In 2005, the Group will closely follow the latest requirements relating to the Basel II set by the HKMA and carry out its implementation plan progressively.







# MAXIMISE Shareholder Value



# CORPORATE INFORMATION

## Board of Directors

*Chairman*
**XIAO Gang#**

*Vice Chairmen*
**SUN Changji#**
**HE Guangbei**

*Directors*
**HUA Qingshan#**
**LI Zaohang#**
**ZHOU Zaiqun#**
**ZHANG Yanling#**
**FUNG Victor Kwok King***
**SHAN Weijian***
**TUNG Chee Chen***
**YANG Linda Tsao***

# Non-executive Directors
* Independent Non-executive Directors

*Senior Adviser*
**NEOH Anthony Francis**

## Senior Management

*Chief Executive*
**HE Guangbei**

*Deputy Chief Executive* *(in charge of Retail Banking)*
**LAM Yim Nam**

*Chief Financial Officer*
**LEE Raymond Wing Hung**

*Deputy Chief Executive* *(in charge of Corporate Banking)*
**GAO Yingxin**

*Chief Risk Officer*
**CHEUNG Alex Yau Shing**

*Chief Information Officer*
**LIU Peter Yun Kwan**

*Company Secretary*
**YEUNG Jason Chi Wai**

## Registered Office

52nd Floor, Bank of China Tower
1 Garden Road
Hong Kong

## Auditors

PricewaterhouseCoopers

## Share Registrar

Computershare Hong Kong Investor Services Limited
46th Floor, Hopewell Centre
183 Queen's Road East
Hong Kong

## ADS Depositary Bank

Citibank, N.A.
Depository Receipts Services
388 Greenwich Street, 14th Floor
New York, NY 10013
United States of America

## Website

www.bochk.com

# BOARD OF DIRECTORS AND SENIOR MANAGEMENT

## DIRECTOR



### Mr. XIAO Gang, Chairman

Aged 46. Chairman of the Board of Directors and Chairman of the Risk Committee of the Company and BOCHK. Chairman of BOC. Director of BOC (BVI) and BOCHKG. Chairman of China Association of Banks.



### Mr. SUN Changji, Vice Chairman

Aged 62. Vice Chairman of the Company and BOCHK. Chairman of the Nomination and Remuneration Committee. Director of BOC (BVI) and BOCHKG.



### Mr. HE Guangbei, Vice Chairman and Chief Executive

Aged 50. Vice Chairman and Chief Executive of the Company and BOCHK. Chairman of Chiyu and Nanyang. Director of Hong Kong Interbank Clearing Limited, Hong Kong Note Printing Limited and HKICL Services Limited. Member of the Exchange Fund Advisory Committee and Banking Advisory Committee of the HKMA. Designated representative of BOCHK to the Hong Kong Association of Banks and the presiding Chairman in 2005. Council member of the Hong Kong Trade Development Council in 2005. Vice President of the Hong Kong Institute of Bankers and member of Greater Pearl River Delta Business Council.



### Mr. HUA Qingshan, Non-executive Director

Aged 52. Non-executive Director and member of the Risk Committee of the Company and BOCHK. Director and Executive Vice President of BOC. Chairman of BOC-CC.



**Mr. LI Zaohang, Non-executive Director**

Aged 49. Non-executive Director and member of the Nomination and Remuneration Committee of the Company and BOCHK. Director and Executive Vice President of BOC. Chairman of BOC Investment, BOC Insurance and Bank of China (Canada).



**Mr. ZHOU Zaiqun, Non-executive Director**

Aged 52. Non-executive Director and member of the Audit Committee of the Company and BOCHK. Executive Vice President of BOC.



**Mdm. ZHANG Yanling, Non-executive Director**

Aged 53. Non-executive Director and member of the Risk Committee of the Company and BOCHK. Executive Vice President of BOC. Chairman of BOCI and Bank of China (Hungary) Limited.



**Dr. FUNG Victor Kwok King, Independent Non-executive Director**

Aged 59. Independent Non-executive Director of the Company and BOCHK. Member of the Audit Committee and the Nomination and Remuneration Committee. Chairman of the Li & Fung Group of companies.



### Mr. SHAN Weijian, Independent Non-executive Director

Aged 51. Independent Non-executive Director of the Company and BOCHK. Chairman of the Audit Committee and member of the Nomination and Remuneration Committee. Managing Partner of Newbridge Capital Limited.



### Mr. TUNG Chee Chen, Independent Non-executive Director

Aged 62. Independent Non-executive Director of the Company and BOCHK. Member of the Audit Committee and the Nomination and Remuneration Committee. Chairman and Chief Executive Officer of Orient Overseas (International) Limited.



### Mdm. YANG Linda Tsao, Independent Non-executive Director

Aged 78. Independent Non-executive Director and member of the Audit Committee of the Company and BOCHK. Chairman of the Asian Corporate Governance Association (ACGA).

## SENIOR ADVISER TO THE BOARD OF DIRECTORS



### Mr. NEOH Anthony Francis, Senior Adviser

Aged 58. Senior Adviser to the Board of Directors of the Company and BOCHK, a non-executive position. Independent Non-executive Director of BOC. Chief Adviser to the China Securities Regulatory Commission. Chairman and Non-executive Director of Global Digital Creations Holdings Limited. Queen's Counsel (now retitled Senior Counsel) since 1990.

## SENIOR MANAGEMENT



### Mr. LAM Yim Nam, Deputy Chief Executive

Aged 52. Deputy Chief Executive responsible for the retail banking strategic business unit of the Group and General Manager of the Retail Banking Department of BOCHK. Director of BOC-CC. Deputy General Manager of the Kwangtung Provincial Bank, Hong Kong Branch from 1989 to 1998.



### Mr. LEE Raymond Wing Hung, Chief Financial Officer

Aged 55. Chief Financial Officer of the Group. Former Director of CITIC International Financial Holdings Limited. Former Director and Chief Executive of The Hong Kong Chinese Bank and former Senior Vice President and Managing Director of The Bank of New York.



### Mr. GAO Yingxin, Deputy Chief Executive

Aged 42. Deputy Chief Executive in charge of the Group's corporate banking business. Former President and Chief Operating Officer of BOCI and former General Manager of Corporate Banking at BOC Head Office.



### Mr. CHEUNG Alex Yau Shing, Chief Risk Officer

Aged 43. Chief Risk Officer in charge of the Group's overall risk management function, overseeing BOCHK's Risk Management Department and Legal and Compliance Department. Former Assistant General Manager and Chief Credit Officer of Hang Seng Bank.



### Mr. LIU Peter Yun Kwan, Chief Information Officer

Aged 53. Chief Information Officer in charge of the Group's Information Technology Department. Former Sector Head - Business Consulting Services (Financial Services Sector) for IBM China/Hong Kong Limited. Former Regional Chief Operating Officer of UBS Warburg and former Global Business Technology Officer of UBS Private Banking.



### Mr. YEUNG Jason Chi Wai, Company Secretary

Aged 50. Company Secretary of the Company and BOCHK and Head of Investor Relations of the Group. Former General Counsel and Director of China Everbright Limited and partner of Woo, Kwan, Lee & Lo. Member of the Legal Committee of the Hong Kong General Chamber of Commerce.

The Directors are pleased to present their report together with the Summary Financial Statements of the Company and its subsidiaries for the year ended 31 December 2004.

## Principal Activities

The principal activities of the Group are the provision of banking and related financial services. An analysis of the Group's performance for the year by business segments is set out in Note 8 to the Summary Financial Statements.

## Results and Appropriations

The results of the Group for the year are set out in the consolidated profit and loss account on page 74.

The Board has recommended a final dividend of HK$0.395 per share, amounting to approximately HK$4,176 million, subject to the approval of shareholders at the forthcoming Annual General Meeting to be held on Thursday, 26 May 2005. If approved, the final dividend will be paid on Tuesday, 31 May 2005 to shareholders whose names appear on the Register of Members of the Company on Tuesday, 24 May 2005. Together with the interim dividend of HK$0.320 per share declared in August 2004, the total dividend payout for 2004 would be HK$0.715 per share.

## Closure of Register of Members

The Register of Members of the Company will be closed, for the purpose of determining shareholders' entitlement to the final dividend, from Thursday, 19 May 2005 to Tuesday, 24 May 2005 (both days inclusive), during which period no transfer of shares will be registered. In order to rank for the final dividend, shareholders should ensure that all transfer documents, accompanied by the relevant share certificates, are lodged with the Company's Share Registrar, Computershare Hong Kong Investor Services Limited, at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, not later than 4:00 p.m. on Wednesday, 18 May 2005. Shares of the Company will be traded ex-dividend as from Tuesday, 17 May 2005.

## Reserves

Details of movements in the reserves of the Group are set out in Note 7 to the Summary Financial Statements.

## Donations

Charitable and other donations made by the Group during the year amounted to approximately HK$6.15 million.

## Fixed Assets

Details of movements in the fixed assets of the Group are set out in Note 4 to the Summary Financial Statements.

## Share Capital

Details of the share capital of the Company are set out in Note 6 to the Summary Financial Statements.

As at the latest practicable date prior to the issue of this Summary Financial Report and based on publicly available information, the public float of the Company was approximately 34%. The Directors consider that there is sufficient public float in the shares of the Company.

## Distributable Reserves

Distributable reserves of the Company as at 31 December 2004, calculated under section 79B of the Hong Kong Companies Ordinance, amounted to approximately HK$5,253 million.

## Five-year Financial Summary

A summary of the results, assets and liabilities of the Group for the last five years is set out on page 2.

## Directors

The present Directors of the Company are set out on page 45. The biographical details of the Directors and senior management are set out on pages 46 to 49 of this Summary Financial Report. The term of office for each Non-executive Director is three years.

On 2 February 2004, Mr. Ping Yue resigned as Non-executive Director of the Company due to retirement.

In accordance with Article 98 of the Company's Articles of Association, at each annual general meeting, one-third of the Directors or the nearest number to but not less than one-third of the Directors shall retire from office by rotation and be eligible for re-election. Accordingly, Mr. Sun Changji, Mr. Hua Qingshan, Mdm. Zhang Yanling and Dr. Fung Victor Kwok King will retire by rotation at the forthcoming Annual General Meeting and, being eligible, offer themselves for re-election.

The Company has received from each of its Independent Non-executive Directors an annual confirmation of his/her independence and hence still considers each of them to be independent.

## Directors' Service Contracts

No Director offering for re-election at the forthcoming Annual General Meeting has a service contract with the Company or any of its subsidiaries which is not determinable by the employing company within one year without payment of compensation other than the normal statutory compensation.

## Directors' Interests in Contracts of Significance

No contracts of significance, in relation to the Group's business to which the Company, its holding companies or any of its subsidiaries or fellow subsidiaries was a party and in which a Director had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

## Directors' Interests in Competing Business

Messrs. Xiao Gang, Hua Qingshan and Li Zaohang are directors of BOC and Mr. Anthony Neoh, the Senior Adviser to the Board, is an Independent Non-executive Director of BOC. Mr. Zhou Zaiqun and Mdm. Zhang Yanling are members of the senior management of BOC. BOC is the Company's controlling shareholder, which was re-organised into a joint stock company and changed its name to Bank of China Limited in August 2004. Messrs. Sun Changji, He Guangbei and Zhou Zaiqun and Mdm. Zhang Yanling were directors of BOC prior to its re-organisation.

BOC is a state-owned commercial bank in the Mainland of China providing a full range of commercial banking and other financial services through its associates throughout the world. Certain of the Group's operations overlap with and/or are complementary to those of BOC and its associates. To the extent that BOC or its associates compete with the Group, the Directors believe that the Group's interests are adequately protected by good corporate governance practices and the involvement of the Independent Non-executive Directors.

Further, the Board's mandate also expressly provide that unless permissible under applicable laws or regulations, if a substantial shareholder or a Director has a conflict of interest in the matter to be considered by the Board, the matter shall not be dealt with by way of written resolutions, but a Board meeting attended by Independent Non-executive Directors who have no material interest in the matter shall be held to deliberate on the same.

Save as disclosed above, none of the Directors is interested in any business apart from the Group's business, which competes or is likely to compete, either directly or indirectly, with the Group's business.

## Directors' Rights to Acquire Shares

On 5 July 2002, the following Directors were granted options by BOC (BVI), the immediate holding company of the Company, pursuant to a Pre-Listing Share Option Scheme to purchase from BOC (BVI) existing issued shares of the Company at a price of HK$8.50 per share. These options have a vesting period of four years from 25 July 2002 with a valid exercise period of ten years. Twenty-five percent of the shares subject to such options will vest at the end of each year.

Particulars of the outstanding options granted to the Directors under the Pre-Listing Share Option Scheme as at 31 December 2004 are set out below:

| | | | | Number of share options | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | Date of grant | Exercise price (HK$) | Exercisable Period | Granted on 5 July 2002 | Balances as at 1 January 2004 | Exercised during the year | Surrendered during the year | Lapsed during the year | Balances as at 31 December 2004 |
| SUN Changji | 5 July 2002 | 8.50 | 25 July 2003 to 4 July 2012 | 1,590,600 | 1,590,600 | - | - | - | 1,590,600 |
| HE Guangbei | 5 July 2002 | 8.50 | 25 July 2003 to 4 July 2012 | 1,446,000 | 1,446,000 | 361,500 | - | - | 1,084,500 |
| HUA Qingshan | 5 July 2002 | 8.50 | 25 July 2003 to 4 July 2012 | 1,446,000 | 1,446,000 | - | - | - | 1,446,000 |
| LI Zaohang | 5 July 2002 | 8.50 | 25 July 2003 to 4 July 2012 | 1,446,000 | 1,446,000 | - | - | - | 1,446,000 |
| ZHOU Zaiqun | 5 July 2002 | 8.50 | 25 July 2003 to 4 July 2012 | 1,446,000 | 1,446,000 | - | - | - | 1,446,000 |
| ZHANG Yanling | 5 July 2002 | 8.50 | 25 July 2003 to 4 July 2012 | 1,446,000 | 1,446,000 | - | - | - | 1,446,000 |
| PING Yue * | 5 July 2002 | 8.50 | 25 July 2003 to 4 July 2012 | 1,446,000 | 1,446,000 | - | - | - | 1,446,000 |

* Resigned on 2 February 2004

Save as disclosed above, at no time during the year was the Company, its holding companies, or any of its subsidiaries or fellow subsidiaries a party to any arrangements to enable the Directors to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate.

## Directors' and Chief Executive's Interests in Shares, Underlying Shares and Debentures

Save as disclosed above, as at 31 December 2004, none of the Directors or Chief Executive of the Company had any interests or short positions in the shares, underlying shares or debentures of the Company or any associated corporation (within the meaning of Part XV of the SFO) as recorded in the register required to be kept by the Company pursuant to section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies.

## Substantial Interests in Share Capital

The register maintained by the Company pursuant to section 336 of the SFO recorded that, as at 31 December 2004, the following corporations had the following interests (as defined in the SFO) in the Company set opposite their respective names:

| Name of Corporation | No. of shares of HK$5 each in the Company (% of total issued shares) |
|---|---|
| Huijin | 6,974,414,229 (65.97%) |
| BOC | 6,974,414,229 (65.97%) |
| BOCHKG | 6,958,973,925 (65.82%) |
| BOC (BVI) | 6,958,973,925 (65.82%) |

Notes:

1. In August 2004, the PRC Government established Huijin to hold the entire equity capital of BOC on behalf of the State. Accordingly, for the purpose of the SFO, Huijin is deemed to have the same interests in the Company as BOC.
2. BOC holds the entire issued share capital of BOCHKG, which in turn holds the entire issued share capital of BOC (BVI). Accordingly, BOC and BOCHKG are deemed to have the same interests in the Company as BOC (BVI) for the purpose of the SFO.
3. BOC (BVI) beneficially held 6,958,406,556 shares of the Company. BOC (BVI) also holds 93.64% of the issued share capital of Hua Chiao which is in members' voluntary winding-up and which had an interest in 567,369 shares of the Company.
4. BOC holds the entire issued share capital of BOC Insurance, which in turn holds the entire issued share capital of BOC Life. Accordingly, for the purpose of the SFO, BOC is deemed to have the same interests in the Company as BOC Insurance and BOC Life, each of which had an interest in 5,700,000 shares of the Company.
5. BOC holds the entire issued share capital of BOCI, which in turn holds the entire issued share capital of BOCI Financial Products Limited. Accordingly, BOC is deemed to have the same interests in the Company as BOCI Financial Products Limited which had an interest in 521,464 shares of the Company and an interest in 3,518,840 shares held under physically settled equity derivatives.

All the interests stated above represented long positions. Save as disclosed above, as at 31 December 2004, no other interests or short positions were recorded in the register maintained by the Company under section 336 of the SFO.

## Management Contracts

No contracts concerning the management or administration of the whole or any substantial part of the business of the Company were entered into or existed during the year.

## Share Options

Pursuant to written resolutions of all the Company's shareholders passed on 10 July 2002, the Company has approved and adopted two share option schemes, namely, the Share Option Scheme and the Sharesave Plan. No options have been granted by the Company pursuant to the Share Option Scheme or the Sharesave Plan during the year.

The following is a summary of the Share Option Scheme and the Sharesave Plan disclosed in accordance with the Listing Rules:

| | Share Option Scheme | Sharesave Plan |
|---|---|---|
| Purpose | To provide the participants with the opportunity to acquire proprietary interests in the Company, to attract and retain the best available personnel, to encourage and motivate the participants to work towards enhancing the value of the Company and its shares, to allow the participants to participate in the growth of the Company and to align the interests of the Company's shareholders with those of the participants. | To encourage broad-based employee ownership of the Company's shares, to increase employee awareness and participation in the Company's share price performance, to provide employees with an additional vehicle for asset accumulation and to align the interests of all employees with those of the Company's shareholders. |
| Participants | Subject to compliance with applicable laws, any full-time or part-time employee, executive or officer of the Group, executive or non-executive director of the Group, or full-time or part-time employee, executive, officer or director of BOC or any of its subsidiaries serving as a member of any committee of the Group. | Any employee, executive, officer or director of the Group having such qualifying period of service (if any) as the Board may determine from time to time and not having been granted any options under the Share Option Scheme. |
| Total number of shares available for issue and percentage of issued share capital as at 31 December 2004 | The maximum number of shares in respect of which options may be granted under the Share Option Scheme, the Sharesave Plan and any other share option schemes and savings-based share option plans of any company in the Group (the "Other Schemes and Plans") shall not in aggregate exceed *10% of the shares in issue on 10 July 2002, that is,* 1,057,278,026 shares. | Same as Share Option Scheme. |
| Maximum entitlement of each participant | The total number of shares issued and to be issued upon the exercise of the options granted and to be granted to any one participant under the Share Option Scheme and the Other Schemes and Plans (including exercised, cancelled and outstanding options) in any twelve-month period up to and including the date of grant shall not exceed 1% of the shares in issue from time to time. | The maximum number of shares (rounded down to the next whole number) which can be paid for at the exercise price with monies equal to the aggregate of the savings contributions the participant has undertaken to make by the Maturity Date (defined as below) and interest which may be accrued thereon. Provided that the total number of shares issued and to be issued upon the exercise of the options granted and to be granted to any one participant under the Sharesave Plan and the Other Schemes and Plans (including exercised, cancelled and outstanding options) in any twelve-month period up to and including the date of grant shall not exceed 1% of the shares in issue from time to time. The amount of the monthly contribution to be made by a participant shall not be less than 1% and not more than 10% of the participant's monthly salary or such other maximum or minimum amounts as permitted by the Board. |
| Period within which the shares must be taken up under an option | Such period as shall be prescribed by the directors and specified in the letter of offer. | The thirty-day period (excluding the anniversary days) immediately after the first and second anniversary days from the date of grant or such other date as determined by the Board, or the thirty-day period immediately after the third anniversary of the date of grant or such other date as determined by the Board (the "Maturity Date"), or such other period(s) as may be determined by the Board. |
| Minimum period for which an option must be held before it can be exercised | Such minimum period as shall be prescribed by the directors and specified in the letter of offer. | One year. |
| (a) Amount payable on acceptance of the option | (a) HK$1.00 | (a) HK$1.00 |
| (b) Period within which payments or calls must or may be made | (b) Payment or an undertaking to make payment on demand of the Company must be received by the Company within the period open for acceptance as set out in the letter of offer which shall not be less than 7 days after the offer date. | (b) Payment or an undertaking to make payment on demand of the Company must be received by the Company not later than the date specified in the letter of invitation as the directors may determine. |
| (c) Period within which loans for such purposes must be repaid | (c) Not applicable. | (c) Not applicable. |
| Basis of determining the exercise price | The exercise price is determined on the date of grant by the directors and shall not be less than the highest of:<br>(a) the nominal value of the Company's shares;<br>(b) the closing price of the Company's shares as stated in the Stock Exchange's daily quotations sheet on the date of grant, which must be a business day; and<br>(c) the average closing price of the Company's shares as stated in the Stock Exchange's daily quotations sheets for the five business days immediately preceding the date of grant. | Same as Share Option Scheme. |
| Remaining life | The Share Option Scheme shall remain in force for a period of ten years commencing on the first day of dealings in the Company's shares on the Stock Exchange which was 25 July 2002. | The Sharesave Plan shall remain in force for a period of ten years after the date of approval and adoption of the Sharesave Plan by the Company's shareholders, which was 10 July 2002. |

Please refer to the section "Directors' Rights to Acquire Shares" for details of the options granted by BOC (BVI) over shares of the Company pursuant to the Pre-Listing Share Option Scheme.

## Purchase, Sale or Redemption of the Company's Shares

During the year, neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company's shares.

## Major Customers

During the year, the five largest customers of the Group accounted for less than 30% of the total of interest income and other operating income of the Group.

## Connected transactions

The Independent Non-executive Directors have reviewed the transactions for which the Stock Exchange has granted a waiver and confirmed that these transactions were:



(i) entered into in the ordinary and usual course of business of the Group;

(ii) conducted either on normal commercial terms or, if there were not sufficient comparable transactions to judge whether they were on normal commercial terms, were on terms that were fair and reasonable so far as the Company's shareholders are concerned;

(iii) entered into either in accordance with the terms of the agreements governing such transactions or (where there were no such agreements) on terms no less favourable than those available to or from independent third parties, as applicable; and

(iv) in each case where an annual cap had been agreed with the Stock Exchange, that such cap was not exceeded.

## Budgetary Discipline and Reporting

The annual budget of the Group is reviewed and approved by the Board of Directors prior to its implementation by the Management. Financial and business targets are allocated to departments and subsidiaries. There are defined procedures for the appraisal, review and approval of major capital and recurrent expenditures. Proposed significant expenditures outside the approved budget will be referred to the Board or the relevant Board committee for decision. Financial performance against targets is reported to the Board regularly. Should significant changes arise in relation to the operations, a revised financial forecast will be submitted to the Board for review in a timely manner.

## Compliance with the Guideline on "Financial Disclosure by Locally Incorporated Authorized Institutions"

The Accounts for the year ended 31 December 2004 fully comply with the requirements set out in the guideline on "Financial Disclosure by Locally Incorporated Authorized Institutions" under the Supervisory Policy Manual issued by the HKMA.

## Compliance with the Code of Best Practice of the Listing Rules

The Directors confirm that the Company has complied with the Code of Best Practice as set out in Appendix 14 of the Listing Rules throughout the year ended 31 December 2004. The said Code has been replaced by the Code on Corporate Governance Practices which came into effect on 1 January 2005. The Company will report on its compliance with the Code on Corporate Governance Practices in accordance with the applicable regulatory requirements in due course.

## Auditors

The Accounts have been audited by PricewaterhouseCoopers. A resolution for their re-appointment as auditors for the ensuing year will be proposed at the forthcoming Annual General Meeting.

On behalf of the Board



**XIAO Gang**
*Chairman*
Hong Kong, 23 March 2005



# STRIVE for Excellence

The Company believes in the upholding of the principles and practices of good corporate governance as the best means to ensure effective internal control and safeguard the interests of shareholders, customers and staff. It is also crucial to the healthy development of the Company in the long term. The Company strictly abides by the laws and regulations of the jurisdiction where it operates, and observes the guidelines and rules issued by regulatory authorities. It also strives to follow the latest international and local corporate governance best practices.

## Corporate Governance Framework

With the Board at the core, the Company's corporate governance structure operates to high standards and is kept under constant review and reinforcement to maintain such standards. Under this governance structure, the role of the Board is to provide high-level guidance and oversight and is separate from that of the Management, which is devoted to the day-to-day operation and administration of the Company. The Board provides strategic guidance for the Company and maintains effective oversight over the Management.



To assist the Board in fulfilling its responsibilities and in accordance with best corporate governance practices, three standing committees have been established under the Board, namely, Audit Committee, Risk Committee, and Nomination and Remuneration Committee. A sub-committee known as Compliance Committee is also established under the Audit Committee. Ad hoc committees will be set up to undertake special assignments as and when necessary. The Board and all Board committees will assess their respective work procedure and effectiveness on a regular basis in accordance with their mandate.

The Board delegates to the Chief Executive and his Management team the power to manage and administer the day-to-day affairs of the Company. At the same time, the Board gives clear guidance as to the powers of the Management, in particular with respect to the circumstances under which the Management shall report back to and obtain prior approval from the Board before making a decision or entering into any commitment on behalf of the Company. While the Chairman leads the Board, the Chief Executive is the head of the Management. The roles of the Chairman and the Chief Executive are separated and are performed by different individuals.

In order to enhance the transparency of the Company's corporate governance, a new corporate governance web-page is included in the Company's corporate website at www.bochk.com.

## Board of Directors

The majority of the Board is made up of Non-executive Directors and Independent Non-executive Directors and the Board is assisted by a Senior Adviser. All Non-executive Directors, Independent Non-executive Directors and the Senior Adviser are appointed for a fixed term, with formal letters of appointment setting out the key terms and conditions relative to their appointment.

The Board currently comprises eleven Directors, of whom four are Independent Non-executive Directors, six are Non-executive Directors and one is Executive Director. Independent Non-executive Directors comprise more than one-third of the Board and include Directors with appropriate financial management expertise. The Company is therefore in full compliance with Rules 3.10(1) and (2) of the Listing Rules. Apart from Board members, the Board has also appointed an experienced and reputable Senior Adviser.

There is no relationship (including financial, business, family or other material/ relevant relationship(s)) among the Board members. It is expressly provided in the Board's mandate that, unless permissible under applicable laws or regulations, if a substantial shareholder or Director has a conflict of interest in the matter to be considered by the Board, the matter shall not be dealt with by way of written resolutions, but a Board meeting attended by Independent Non-executive Directors who have no material interest in the matter shall be held to deliberate on the same.

Six board meetings were held during the year with an average attendance rate of 97%.

## Audit Committee

The Audit Committee currently has five members comprising one Non-executive Director and four Independent Non-executive Directors (representing 80% thereof). The Committee is chaired by Mr. Shan Weijian, an Independent Non-executive Director.

The Committee assists the Board to fulfill its oversight role over the Company and its subsidiaries in, among others, the following areas:

- integrity of accounts and financial reporting process;
- internal control systems;
- effectiveness of internal audit function and performance appraisal of head of internal audit;

- appointment of external auditors and assessment of their qualifications, independence and performance;
- periodic review and annual audit of the Company's and the Group's accounts; and
- compliance with applicable accounting standards and legal and regulatory requirements on financial disclosures.

In August 2004, the Audit Committee undertook a thorough investigation into the events surrounding the judicial investigation by Mainland Chinese authorities of two former deputy chief executives of the Company in connection with alleged unauthorised distribution for personal purposes of certain funds belonging to BOC.

With the proactive participation of all the Independent Non-executive Directors and based on available information from internal audit and the Company's external auditors, the Committee concluded the investigation and confirmed to the Board that the funds involved are beneficially owned by BOC and have never formed part of the assets of the Group or customers other than BOC and that the incident does not impact on the financial position and operating results of the Company.

Apart from the investigation aforesaid, five scheduled committee meetings were held during the year with an average attendance rate of 92%.

## Risk Committee

The Risk Committee currently has three members, all of whom are Non-executive Directors. It is chaired by Mr. Xiao Gang, the Chairman of the Board. Mr. Anthony Neoh, the Senior Adviser to the Board, attends Committee meetings as an adviser.

The Committee assists the Board to fulfill its oversight role over the Company and its subsidiaries in, among others, the following areas:

- establishment of the risk appetite, risk profile and risk management strategy of the Group;
- identification, assessment and management of the material risks faced by the various business units of the Group;
- review and assessment of the adequacy of the Group's risk management process, system and internal control; and
- review and monitoring of compliance with the Group's risk management process, system and internal control including compliance with prudential, legal and regulatory requirements governing the business of the Group.

During the year, the Committee reviewed the Proposal on Segmenting Risk Management Policies by Tiers, Risk Management Policy Statement and various other risk-related policies and recommended the same for adoption by the Board. The Committee also deliberated on the Group's preparation for Basel II implementation. To enhance the Group's risk monitoring, the Committee has been receiving key risk indicators prepared by the Management on a monthly basis.

Seven committee meetings were held during the year with an average attendance rate of 86%.

## Nomination and Remuneration Committee

The Nomination and Remuneration Committee currently has five members comprising two Non-executive Directors and three Independent Non-executive Directors (representing 60% thereof). It is chaired by Mr. Sun Changji, Vice-chairman of the Board and a Non-executive Director.

The Committee assists the Board to fulfill its oversight role over the Company and its subsidiaries in, among others, the following areas:

- overall human resources and remuneration strategies of the Group;
- identification and nomination of Directors, Board committee members and certain senior management members as designated by the Board from time to time;
- skills, experience and knowledge of Directors and Board committee members;
- remuneration of Directors, Board committee members and Senior Management;
- effectiveness of the Board and Board committees; and
- corporate governance framework of the Group and implementation thereof.

With a view to improving the overall human resources management, the Group launched a human resources management reform in July 2004, after reviews and inputs by the Nomination and Remuneration Committee. The Committee also reviewed the key performance indicators of the Group and senior management and the performance appraisal manual for senior management and recommended the same for approval by the Board.

Four committee meetings were held during the year with an average attendance rate of 90%.

## Ad Hoc Committees

Three ad hoc committees, namely, Search Committee, Independent Board Committee and Budget Committee, were established by the Board during the year to deal with specific matters delegated by the Board.

### *Search Committee*

The Board set up the Search Committee in August 2004 to conduct a global and open recruitment of candidates for the positions at deputy chief executive level and to recommend to the Nomination and Remuneration Committee and the Board for final approval. The Committee was chaired by Dr. Victor Fung Kwok King and comprised Mr. Sun Changji, Mr. He Guangbei, Mr. Shan Weijian, Mr. Tung Chee Chen and Mdm. Linda Tsao Yang. The Committee succeeded in recruiting Mr. Gao Yingxin as the Deputy Chief Executive in charge of corporate banking, Mr. Alex Cheung Yau Shing as the Chief Risk Officer, and Mr. Peter Liu Yun Kwan as the Chief Information Officer before the end of the year.

### *Independent Board Committee*

An Independent Board Committee was set up in August 2004 to review and approve the continuing connected transactions between the Company and its subsidiaries on the one hand and members of the BOC Group (other than the Company and its subsidiaries) on the other hand. The Committee comprised all the Independent Non-executive Directors of the Company and was chaired by Mr. Tung Chee Chen. Although it was not required under the Listing Rules, the Independent Board Committee retained NM Rothschild & Sons (Hong Kong) Limited ("Rothschild") as the independent financial adviser to the Committee for the purpose of reviewing the continuing connected transactions. On the basis of Rothschild's affirmative advice and its own review, the Independent Board Committee was satisfied that the continuing connected transactions had been entered into in the ordinary and usual course of the Group's business on normal commercial terms.

### *Budget Committee*

The Budget Committee was set up in August 2004 for the purpose of overseeing the budgeting and business planning process for 2005. The Committee comprised Mr. Zhou Zaiqun and Mdm. Linda Tsao Yang. Recommendations made by the Committee was reviewed and accepted by the Board when finalising the Group's 2005 budget and business plan.

## Directors' Securities Transactions

The Company has adopted a "Code for Securities Transactions by Directors" which is no less exacting than the required standard set out in the Model Code for Securities Transactions by Directors of Listed Issuers contained in the Listing Rules. Having made specific enquiry of all Directors, the Directors confirmed that they have complied with the required standard set out in both the said Code and the Model Code throughout the year of 2004.

## Auditors' Fees

The Company's 2004 Accounts were audited by PricewaterhouseCoopers at a total audit fee of HK$24 million. The said audit fee was approved by the Audit Committee and endorsed by the Board.

The Company incurred a fee of HK$16 million for non-audit services provided by PricewaterhouseCoopers in 2004. The Audit Committee has been briefed of the non-audit services and fees and was satisfied that such non-audit services did not (in terms of the nature of the services and the amount of fees charged relative to the audit fees) affect the independence of PricewaterhouseCoopers. The non-audit services mainly comprised tax-related services, internal control review services in relation to the Tian Xing Jian Project and accounting consultations.

## Communication with Shareholders and Shareholders' Rights

The Board regards continuous communication with shareholders as an important part of its role. For such purpose, the Company's annual general meetings offer a valuable forum for the Board to communicate directly with shareholders who are encouraged to actively participate at such meetings.

The Chairmen of the Board, the Risk Committee and the Nomination and Remuneration Committee respectively, members of the Audit Committee and representatives of PricewaterhouseCoopers were present at the Company's 2004 annual general meeting held on 21 May 2004 at the Hong Kong Convention and Exhibition Centre to respond to questions and comments raised by shareholders.

In order to enhance the transparency of shareholders' voting, all the resolutions proposed at the Company's 2004 annual general meeting were voted on by poll. The results of the poll voting were published in the press and on the Company's website on the next following business day, i.e., 24 May 2004.

The Company has also provided additional information on the 2005 annual general meeting in a circular to shareholders. This includes background information to the proposed resolutions, information on the retiring Directors and information on voting and other issues relating to the 2005 annual general meeting in the form of "Frequently Asked Questions". This is done to ensure that shareholders have a better understanding of their rights and can make informed decisions in relation to the subject matters of the 2005 annual general meeting.

## Project Tian Xing Jian

The Company is pleased to announce that the Tian Xing Jian Project has been substantially completed. The completion of the Tian Xing Jian Project represents an important milestone in the Company's corporate governance and serves as the foundation on which the Company can continue to reinforce its corporate governance to attain even higher standards of excellence.

## Directors' Responsibility Statement in relation to Accounts

*The following statement should be read in conjunction with the Auditors' statement* of their responsibilities as set out in the auditors' report contained in the Annual Report 2004. The statement is made with a view to distinguishing for shareholders the respective responsibilities of the Directors and of the Auditors in relation to the Accounts.

The Directors are required by the Hong Kong Companies Ordinance to prepare Accounts, which give a true and fair view of the state of affairs of the Company. The Accounts should be prepared on a going concern basis unless it is not appropriate to do so. The Directors have responsibility for ensuring that the Company keeps accounting records which disclose with reasonable accuracy at any time the financial position of the Company and which enable them to ensure that the Accounts comply with the requirements of the Hong Kong Companies Ordinance. The Directors also have general responsibilities for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.

The Directors consider that in preparing the Accounts in the Annual Report 2004, the Company has used appropriate accounting policies, consistently applied, and supported by reasonable and prudent judgements and estimates, and that all accounting standards which they consider to be applicable have been followed.





# Commit to STAFF Development

Our people are key to the development and growth of our business. Only with their dedication can we achieve our vision: "To be customer's premier bank". The Group, therefore, is committed to creating a congenial working environment with plenty of opportunities for employees to achieve excellence. In 2004, we took a number of major initiatives to develop and instill a new corporate culture within the Group. We streamlined our organisational structure, implemented a carefully designed scheme for allocating human resources and continued with comprehensive staff training and development, thus breathing new life into our performance-driven management culture. All these initiatives should help to ensure that our employees can maximise their potential by aligning their goals with those of the Group.

## Instilling a New Corporate Culture

We believe that a strong corporate culture inspires passion among employees in what they do. In order to reach a higher level of business performance, new vibrancy has to be injected into our corporate culture. A Corporate Culture Steering Committee was set up for this purpose, and for the launch of our new corporate culture.

After extensive and thorough discussion by the Management and consultation with employees, the Board approved the Group's Vision, Mission and Values in July 2004.

Our **Vision** is:

**To be customer's premier bank**

Our **Mission** is to:

- **B**uild customer satisfaction and provide high quality and professional service;
- **O**ffer rewarding career opportunities and cultivate staff commitment; and
- **C**reate value and deliver superior returns to shareholders.

Our **Core Values** – SPIRIT for short and carrying equal importance – are:

**S**ocial Responsibility, **P**erformance, **I**ntegrity, **R**espect, **I**nnovation and **T**eamwork.

Taken as a whole, our Mission and Values form the acronym "BOC SPIRIT" – a simple yet powerful message that all our employees can identify with and work together as a team towards corporate goals.

We recognise that building our corporate culture is a long-term commitment. In this connection, the Group's comprehensive employee communication programme will be rolled out in 2005, an important step towards building a new corporate culture that will enable us to better meet the challenges ahead.

## Enhancing Human Resources Management

A new job-based and performance-driven human resources management system was introduced in July 2004 with the primary objective of aligning the Group's policies and practices with those commonly adopted in the market so that we can attract, retain, motivate and develop the best talent we need to attain our corporate goals. Under the new system, employees are placed in jobs matching their competencies and abilities, and those who perform will be duly rewarded and have brighter career prospects with the Group.



We believe the new system is fair, reasonable and competitive, and will benefit the development of employees and the Group as a whole in the long run.

## Recruiting Top Talent

The Group actively seeks and attracts highly qualified candidates to join its operation. In view of our business needs, career seminars were held at seven tertiary institutions in February 2004, with more than 1,000 graduating students in attendance. Fresh graduates hired by the Group underwent two six-month staff orientation programmes.

A recruitment day for front-line personnel was organised on 30 October 2004 at the Bank of China Tower, where marketing professionals were hired in six job categories, namely, Customer Services Manager, Financial Planning Consultant, Personal Banking Manager, Sales Manager, Relationship Manager, and Relationship Officer. More than 800 people turned up at the event and over 400 candidates were interviewed on-site.

We also streamlined our recruitment process in 2004 through the introduction of scientifically validated assessment tools on a web-based platform.

## Encouraging Staff Development

Quality employee training equips our people with the skills to meet the challenges of an ever-changing market environment, thus ensuring that quality banking and financial services are offered to our customers. During 2004, our staff attended a great variety of general and professional training courses, workshops or seminars on topics such as Compliance, Corporate Governance, Corporate Culture, and Sales and Services. Over 1,250 training classes were offered during the year to more than 95,000 employees.

The Group promotes lifelong learning. We successfully launched our first e-learning management-training programme last year. This e-learning channel allows our staff to learn any time, anywhere and effectively controls training costs and the frequency of off-job training.



## Promoting Staff Relations

Effective channels for communication in the organisation are in place to facilitate communication and interaction between the staff and the Management. These include face-to-face dialogues, front-line visits by the senior management, internal circulars, staff telephone hotlines and numerous team-building activities. A consultancy firm was commissioned to conduct a staff engagement survey in 2004.

The Group recognised the contributions and achievements of staff through its Distinguished Staff Awards. A total of 626 staff members and 43 departmental units received awards for their outstanding performance in 2003. The award recipients were invited to go on a Mainland tour to facilitate the open exchange of ideas.

Balancing work and leisure is important for both the staff and the company. The Group regularly organises staff events such as the BOCHK Carnival and football, table tennis and bowling tournaments to help boost team spirit and create a greater sense of commitment to the organisation. Employees are also encouraged to join charitable activities supported by the Group.


中国银行(香港)
BANK OF CHINA
招聘日
We value people
We commit to excellence
and professionalism

As a major banking group listed in Hong Kong, the Group undertakes its responsibility as a good corporate citizen. In 2004, in cooperation with the BOCHK Charitable Foundation (the "Foundation"), the Group participated in a broad range of community activities or initiatives that could help to make our community a better place to live and work in. Our support during the year extended to more than 36 charitable activities in Hong Kong, Macau and the Mainland of China in the areas of education, sports and recreation, medical and health care, environmental protection, social welfare and assistance to the needy.

## Fund-raising for Tsunami Victims

At the end of 2004, a tsunami triggered by an earthquake in Indonesia created a natural disaster of unprecedented scale in South and South East Asia. In order to provide timely assistance to victims in the afflicted areas, the Foundation appealed to the Group's 13,000 staff to join in the drive for donations. For every dollar donated by staff, the Foundation pledged an equal amount. A designated account was also set up to collect donations from customers and the general public. As of mid-January 2005, the Foundation has raised over HK$7 million in donations for tsunami victims and the afflicted countries. The donation proceeds have been dispatched to the Hong Kong Red Cross for timely and proper distribution.

## Nurturing the Young

Education of the younger generation has been a focus of our charitable activities for years. In 2004, the Foundation provided scholarships and bursaries of HK$1.07 million to eight universities and two tertiary education institutions in Hong Kong in


中國銀行(香港)
BANK OF CHINA
香港大專院校獎助學金頒贈典禮
University Scholarships & Bursaries Presentation
EXIT

*To help nurture talented students, the future pillars of our society, we provide tertiary education scholarships and bursaries*


BANK OF CHINA
BANK OF CHINA

*Ms Wang Chen, Hong Kong Badminton Team Member, demonstrates her skillful technique at the BOCHK Hong Kong Badminton Doubles League Family Fun Day*

recognition of outstanding students and to assist those in need of financial aid. Since 1990, the Foundation has contributed HK$7.5 million in the form of tertiary education scholarships and bursaries, which have been awarded to a total of 725 students.

Last year, the Foundation sponsored a conference on *Creativity in School Leadership* in celebration of the fortieth anniversary of the Hong Kong Association of Heads of Secondary Schools and to support and promote creative education and school management.

## Promoting Sports Development

The Group is an avid supporter of badminton in Hong Kong. Through the Foundation, it has been sponsoring the *Hong Kong Badminton Promotion Scheme* since 1999, with a total contribution of HK$5.34 million. The number of participants in the Scheme has increased every year, reaching 290,000 by the end of 2004. The Foundation also piloted the *Bank of China (Hong Kong) Badminton Ambassadors School Roving Demonstration* for primary and secondary schools. Since its formation, the ambassador teams have visited 32 schools and reached out to 6,800 students. The third annual *Bank of China (Hong Kong) Badminton Doubles League Family Fun Day* also received enthusiastic response from the public.

Riding on the success of the *Inter-school Sports Competition - Hong Kong Island and Kowloon Secondary Schools Region* in the last two years, the Foundation has continued its sponsorship of the event from 2004 to 2006. The *BOCHK Bauhinia Bowls Award* and the *Outstanding Athlete Award*, sponsored by the Group, give due recognition to aspiring young athletes and help foster a strong sense of sportsmanship among them. A total of 265 schools joined the 2004 event, with more than 40,000 athlete enrolments. An aggregate of 8,000 matches under this competition took place and was the largest number of matches ever recorded in any year of the event.

## Improving Public Health Care

The Foundation donated HK$3 million to Tung Wah Groups of Hospitals (TWGHs) to establish the *TWGHs BOCHK Diabetes Centre*, which was officially opened in November 2004. Occupying an area of 3,000 square feet, the Centre


TWGHs BOCHK DIABETES CENTRE
東華三院中銀香港糖尿病中心

*TWGHs BOCHK Diabetes Centre provides a quality one-stop medical service for diabetic patients. The opening ceremony was officiated by Mr Lam Yim Nam, Deputy Chief Executive (1st from left); Dr William Ho, Chief Executive of Hospital Authority (1st from right) and Mr Christopher Chan, Chairman of Tung Wah Group of Hospitals (2nd from right)*

provides a range of quality one-stop medical services, consisting of diagnosis, nursing, screening of complications, and diabetes education for diabetic patients. Its clinical facilities include a retina examination room, a triage station, a treatment room, a diabetes resources centre, a multi-function room and an auditorium. The Centre is expected to handle more than 9,000 patient cases each year.

BOCHK also sponsored the *2004 Hospital Authority Convention and Hong Kong SARS Forum*. Healthcare professionals from Hong Kong, the Mainland and around the world gathered there to exchange ideas, shaping the direction of healthcare development in the years to come.

## Promoting the Green Message

The Group believes that the fostering of environmental awareness should begin at primary and secondary schools. Through the Foundation's sponsorship of the *Hong Kong Green School Award* for the fifth consecutive year, environmental awareness has increased in schools, homes and the community at large through student activities that promote a healthier and green environment. For the past four years, more than 800 schools have participated in the award programme, of which 169 schools were selected as winners. The Foundation also supported the *Second Hong Kong Green Pre-School Award* to increase children's understanding of the inter-dependence between humans and the eco-system.

## Providing Community Support

The Foundation donates to and participates in the charitable activities of community organisations. A donation of HK$1 million from the Foundation in early 2004 enabled the establishment of


第五屆香港綠色學校獎
The Fifth Hong Kong Green School Award

*Mr He Guangbei, Chief Executive (4th from right) and Mrs Rita Fan Hsu Lai-tai, President of the Legislative Council (5th from left); Dr Sarah Liao, Secretary for Environment, Transport and Works (4th from left) and Mr Joseph Lee, Chairman of the Environmental Campaign Committee (3rd from right), officiating at the launch ceremony of the Fifth Hong Kong Green School Award cum the Second Hong Kong Green Pre-School Award* the *Community Chest BOCHK Rainbow Fund*, which provides emergency relief to the needy. The Foundation also donated HK$800,000 to the Community Chest and the Hong Kong Police to organise the *Police Community Carnival 2004*. BOCHK promoted the event through the sale of souvenirs and raffle tickets in its branches. A charitable lunch was organised for the event's benefactors. A total of approximately HK$6 million was raised for the Community Chest.



*Young athletes realising their potential at the HK Island & Kowloon Regional Inter-school Sports Competition*

The *BOCHK Walkalong for Light* raises funds to provide free medical treatment to blind cataract patients in the remote areas of the Mainland of China. Sponsored by the Foundation, the charity walk organised by Lifeline Express has run for three consecutive years. About 1,000 staff members and their families joined in the walk, and around HK$2 million was raised.

In 2004, the Foundation also sponsored a number of other fund-raising events, including:

- *Po Leung Kuk Bank of China (Hong Kong) Charity Carnival* – the Group served as the Diamond Sponsor of Po Leung Kuk for the seventh consecutive year;
- *Yan Chai - BOCHK Subsidy for New Arrival Students Account* – which provides education funds for children from low-income immigrant families;
- *Charity Family Fun Fair of UNICEF China Children's Week Fundraising Campaign* – which helps to raise the health and living standard of children in the Mainland;
- *17th Cup of Kindness Charity Day 2004*; and
- Pok Oi Hospital's annual television fund-raising event.



*Mr He Guangbei, Chief Executive (4th from right) and the officiating guests, including Mr Niu Mao-sheng, Chairman of the Subcommittee of Ethnic and Religious Affairs, National Committee of the CPPCC (5th from left); Mr Yan Da-kui, President of the Chinese Medical Doctor Association (5th from right); Mr Wang Yi-fu, 2004 Olympics Gold Medalist (3rd from right); Mr Li Ching (1st from left) and Mr Ko Li Chak (2nd from left), 2004 Olympics Silver Medalists, and Mrs Pamela Tan, Director of Home Affairs, HKSAR (4th from left) officiating at the BOCHK Walkalong for Light which brings hope to blind cataract patients in the Mainland of China*

In 2004, the Foundation assisted in the fund-raising initiatives of six charitable organisations by including 3.53 million donation leaflets with BOCHK's bank statement mailers. These generated positive response from our customers and helped the organisations raise a total of more than HK$1.2 million in donations.

The Group will continue to maintain a strong sense of social responsibility. This commitment is one of its core corporate values and will be demonstrated through its active support of a wide spectrum of community and charitable activities.



# CONSOLIDATED PROFIT AND LOSS ACCOUNT

| For the year ended 31 December | Note | 2004 HK$'m | 2003 HK$'m |
|---|---|---|---|
| Interest income | | **15,678** | 17,759 |
| Interest expense | | **(4,485)** | (4,885) |
| **Net interest income** | | **11,193** | 12,874 |
| Other operating income | | **4,664** | 4,379 |
| **Operating income** | | **15,857** | 17,253 |
| Operating expenses | | **(5,505)** | (5,658) |
| **Operating profit before provisions** | | **10,352** | 11,595 |
| Write-back of/(charge for) bad and doubtful debts | | **1,628** | (1,671) |
| **Operating profit after provisions** | | **11,980** | 9,924 |
| Net gain/(loss) from disposal/revaluation of fixed assets | | **2,084** | (1,121) |
| Net gain from disposal of held-to-maturity securities | | **2** | – |
| Write-back of provision for impairment on held-to-maturity securities and investment securities | | **–** | 30 |
| Net loss on disposal of a subsidiary | | **–** | (1) |
| Net gain on disposal of an associate | | **50** | – |
| Write-back of provision/(provision) for impairment on interests in associates | | **152** | (132) |
| Share of profits less losses of associates | | **(16)** | (9) |
| **Profit before taxation** | | **14,252** | 8,691 |
| Taxation | | **(2,131)** | (589) |
| **Profit after taxation** | | **12,121** | 8,102 |
| Minority interests | | **(158)** | (139) |
| **Profit attributable to shareholders** | | **11,963** | 7,963 |
| **Dividends** | | **7,559** | 5,445 |
| | | **HK$** | HK$ |
| **Earnings per share** | 2 | **1.1315** | 0.7532 |

# CONSOLIDATED BALANCE SHEET

| As at 31 December | Notes | **2004 HK$'m** | 2003 HK$'m |
|---|---|---|---|
| **ASSETS** | | | |
| Cash and short-term funds | | **102,647** | 134,106 |
| Placements with banks and other financial institutions maturing between one and twelve months | | **107,581** | 78,240 |
| Trade bills | | **1,086** | 691 |
| Certificates of deposit held | | **22,338** | 18,776 |
| Hong Kong SAR Government certificates of indebtedness | | **34,760** | 31,460 |
| Held-to-maturity securities | | **181,050** | 101,065 |
| Investment securities | | **50** | 53 |
| Other investments in securities | | **8,288** | 71,400 |
| Advances and other accounts | | **309,211** | 300,094 |
| Interests in associates | | **62** | 278 |
| Fixed assets | 4 | **21,877** | 17,582 |
| Other assets | | **7,826** | 8,842 |
| Total assets | | **796,776** | 762,587 |
| **LIABILITIES** | | | |
| Hong Kong SAR currency notes in circulation | | **34,760** | 31,460 |
| Deposits and balances of banks and other financial institutions | | **34,440** | 41,347 |
| Deposits from customers | | **631,330** | 600,642 |
| Certificates of deposit issued | | **3,788** | 2,432 |
| Other accounts and provisions | | **22,698** | 25,289 |
| Total liabilities | | **727,016** | 701,170 |
| **CAPITAL RESOURCES** | | | |
| Minority interests | | **1,239** | 1,156 |
| Share capital | 6 | **52,864** | 52,864 |
| Reserves | 7 | **15,657** | 7,397 |
| Shareholders' funds | | **68,521** | 60,261 |
| Total capital resources | | **69,760** | 61,417 |
| Total liabilities and capital resources | | **796,776** | 762,587 |

Approved by the Board of Directors on 23 March 2005 and signed on behalf of the Board by:



**XIAO Gang**
Director



**HE Guangbei**
Director

## 1. Basis of preparation

These Summary Financial Statements have been prepared from the Accounts for the year ended 31 December 2004.

The Accounts have been prepared under the historical cost convention as modified by the revaluation of certain investments in securities, off-balance sheet financial instruments, premises and investment properties, and in accordance with accounting principles generally accepted in Hong Kong and comply with the SSAPs issued by the HKICPA. In addition, the Accounts comply fully with the requirements set out in the guideline on "Financial Disclosure by Locally Incorporated Authorized Institutions" under the Supervisory Policy Manual issued by the HKMA. The Accounts also comply with the applicable disclosure provisions of the Listing Rules of the Stock Exchange.

The accounting policies and methods of computation used in the preparation of the Accounts are consistent with those used in the preparation of the Group's Accounts for the year ended 31 December 2003.

## 2. Earnings per share

The calculation of basic earnings per share is based on the consolidated profit attributable to shareholders for the year ended 31 December 2004 of approximately HK$11,963 million (2003: HK$7,963 million) and on the ordinary shares in issue of 10,572,780,266 shares (2003: 10,572,780,266 ordinary shares).

There was no dilution of earnings per share as no potential ordinary shares were in issue for the year ended 31 December 2004 (2003: Nil).

## 3. Directors' and senior management's emoluments

### *(a) Directors' emoluments*

Details of the emoluments paid and payable to the directors of the Company in respect of their services rendered for managing the subsidiaries within the Group during the year are as follows:

| | **2004 HK$'m** | 2003 HK$'m |
|---|---|---|
| Fees | **3** | 2 |
| Other emoluments | | |
| – basic salaries and allowances | **3** | 4 |
| – others (including benefits in kind) | **1** | 1 |
| | **7** | 7 |

Emoluments of the directors were within the following bands:

| | **Number of directors** | |
|---|---|---|
| | **2004** | 2003 |
| Up to HK$1,000,000 | **11** | 13 |
| HK$2,000,001 – HK$2,500,000 | **–** | 1 |
| HK$2,500,001 – HK$3,000,000 | **–** | 1 |
| HK$4,000,001 – HK$4,500,000 | **1** | – |

## 3. Directors' and senior management's emoluments (continued)

### *(a) Directors' emoluments (continued)*

Fees of HK$1.20 million (2003: HK$0.70 million) were paid to the Independent Non-executive Directors during the year.

In July 2002, options were granted to several directors of the Company by the immediate holding company, BOC (BVI), under the Pre-Listing Share Option Scheme. During the year, certain options were exercised, but no benefits arising from the granting of these share options were included in the directors' emoluments disclosed above or recognised in the profit and loss account.

### *(b) Five highest paid individuals*

The five individuals whose emoluments were the highest in the Group for the year include 1 director (2003: 1) whose emoluments are reflected in the analysis presented above. The emoluments payable to the remaining 4 individuals (2003: 4) during the year are as follows:

| | **2004**<br>**HK$'m** | 2003<br>HK$'m |
|---|---|---|
| Basic salaries and allowances | **7** | 9 |
| Discretionary bonuses | **1** | 1 |
| Others (including pension contributions) | **1** | 1 |
| | **9** | 11 |

Emoluments of individuals were within the following bands:

| | **Number of individuals** | |
|---|---|---|
| | **2004** | 2003 |
| HK$2,000,001 – HK$2,500,000 | **3** | 1 |
| HK$2,500,001 – HK$3,000,000 | **1** | 2 |
| HK$3,000,001 – HK$3,500,000 | **–** | 1 |

During the year, no director waived any emoluments and the Group has not paid any emoluments to the directors or any of the five highest paid individuals as an inducement to join or upon joining the Group or as compensation for loss of office.

## 4. Fixed assets

| | 2004 | | | | |
|---|---|---|---|---|---|
| | Premises HK$'m | Investment properties HK$'m | Property under development HK$'m | Equipment, fixtures and fittings HK$'m | Total HK$'m |
| Cost or valuation | | | | | |
| At 1 January 2004 | **11,632** | **4,994** | **39** | **3,596** | **20,261** |
| Additions | **–** | **–** | **–** | **450** | **450** |
| Disposals | **(125)** | **(858)** | **–** | **(171)** | **(1,154)** |
| Revaluation | **3,768** | **1,154** | **–** | **–** | **4,922** |
| Reclassification | **(91)** | **91** | **–** | **–** | **–** |
| At 31 December 2004 | **15,184** | **5,381** | **39** | **3,875** | **24,479** |
| Accumulated depreciation and impairment losses | | | | | |
| At 1 January 2004 | **166** | **–** | **7** | **2,506** | **2,679** |
| Depreciation for the year | **328** | **1** | **–** | **256** | **585** |
| Disposals | **(2)** | **–** | **–** | **(167)** | **(169)** |
| Write-back on revaluation | **(492)** | **(1)** | **–** | **–** | **(493)** |
| At 31 December 2004 | **–** | **–** | **7** | **2,595** | **2,602** |
| Net book value | | | | | |
| At 31 December 2004 | **15,184** | **5,381** | **32** | **1,280** | **21,877** |
| At 31 December 2003 | 11,466 | 4,994 | 32 | 1,090 | 17,582 |
| The analysis of cost or valuation of the above assets is as follows: | | | | | |
| At 31 December 2004 | | | | | |
| At cost | **–** | **–** | **39** | **3,875** | **3,914** |
| At valuation | **15,184** | **5,381** | **–** | **–** | **20,565** |
| | **15,184** | **5,381** | **39** | **3,875** | **24,479** |
| At 31 December 2003 | | | | | |
| At cost | – | – | 39 | 3,596 | 3,635 |
| At valuation | 11,632 | 4,994 | – | – | 16,626 |
| | 11,632 | 4,994 | 39 | 3,596 | 20,261 |

## 4. Fixed assets (continued)

The carrying value of premises is analysed based on the remaining terms of the leases as follows:

| | 2004<br>HK$'m | 2003<br>HK$'m |
|---|---|---|
| Held in Hong Kong | | |
| On long-term lease (over 50 years) | **9,493** | 7,051 |
| On medium-term lease (10-50 years) | **5,475** | 4,152 |
| On short-term lease (less than 10 years) | **3** | 2 |
| Held outside Hong Kong | | |
| On long-term lease (over 50 years) | **42** | 40 |
| On medium-term lease (10-50 years) | **165** | 215 |
| On short-term lease (less than 10 years) | **6** | 6 |
| | **15,184** | 11,466 |

The carrying value of investment properties is analysed based on the remaining terms of the leases as follows:

| | 2004<br>HK$'m | 2003<br>HK$'m |
|---|---|---|
| Held in Hong Kong | | |
| On long-term lease (over 50 years) | **4,566** | 4,070 |
| On medium-term lease (10-50 years) | **681** | 792 |
| Held outside Hong Kong | | |
| On long-term lease (over 50 years) | **34** | 34 |
| On medium-term lease (10-50 years) | **100** | 98 |
| | **5,381** | 4,994 |

As at 31 December 2004, the premises and investment properties are included in the balance sheet at valuation carried out at 31 October 2004 on the basis of their open market value by an independent firm of chartered surveyors, Chesterton Petty Limited. Chesterton Petty Limited also confirmed that there has been no material change in valuations at 31 December 2004.

## 4. Fixed assets (continued)

As a result of the above-mentioned revaluations, changes in value of the Group's premises and investment properties were recognised in the Group's property revaluation reserves, the profit and loss account and minority interests respectively as follows:

| | 2004 | | |
|---|---|---|---|
| | **Premises HK$'m** | **Investment properties HK$'m** | **Total HK$'m** |
| Increase in valuation credited to property revaluation reserves | **2,895** | **629** | **3,524** |
| Increase in valuation credited to profit and loss account | **1,337** | **525** | **1,862** |
| Increase in valuation credited to minority interests | **28** | **1** | **29** |
| | **4,260** | **1,155** | **5,415** |

| | 2003 | | |
|---|---|---|---|
| | Premises HK$'m | Investment properties HK$'m | Total HK$'m |
| Decrease in valuation debited to property revaluation reserves | (48) | – | (48) |
| Decrease in valuation charged to profit and loss account | (741) | (370) | (1,111) |
| | (789) | (370) | (1,159) |

As at 31 December 2004, the net book value of premises that would have been included in the Group's balance sheet had the assets been carried at cost less accumulated depreciation and impairment losses were HK$6,032 million (2003: HK$5,653 million).

## 5. Tax liabilities

| | **2004 HK$'m** | 2003 HK$'m |
|---|---|---|
| Current taxation (Note a) | **901** | 355 |
| Deferred taxation (Note b) | **947** | 341 |
| | **1,848** | 696 |

## 5. Tax liabilities (continued)

Notes:

### (a) Current taxation

| | **2004** | 2003 |
|---|---|---|
| | **HK$'m** | HK$'m |
| Hong Kong profits tax | **884** | 349 |
| Overseas taxation | **17** | 6 |
| | **901** | 355 |

### (b) Deferred taxation

During the year, deferred tax is recognised in respect of the temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the accounts according to SSAP 12 (revised) "Income taxes".

The major components of deferred tax assets and liabilities recorded in the consolidated balance sheet, and the movements during the year are as follows:

| | **2004** | | | | | |
|---|---|---|---|---|---|---|
| | **Accelerated tax depreciation HK$'m** | **Asset revaluation HK$'m** | **Losses HK$'m** | **Provisions HK$'m** | **Other temporary differences HK$'m** | **Total HK$'m** |
| At 1 January 2004 | **262** | **984** | **(3)** | **(936)** | **18** | **325** |
| Charged/(credited) to profit and loss account | **16** | **173** | **(13)** | **1** | **(25)** | **152** |
| Charged to equity and minority interests | **–** | **458** | **–** | **–** | **–** | **458** |
| At 31 December 2004 | **278** | **1,615** | **(16)** | **(935)** | **(7)** | **935** |

| | 2003 | | | | | |
|---|---|---|---|---|---|---|
| | Accelerated tax depreciation HK$'m | Asset revaluation HK$'m | Losses HK$'m | Provisions HK$'m | Other temporary differences HK$'m | Total HK$'m |
| At 1 January 2003 | 247 | 1,043 | (2) | (1,009) | 2 | 281 |
| Charged/(credited) to profit and loss account | 15 | (48) | (1) | 73 | 16 | 55 |
| Credited to equity | – | (11) | – | – | – | (11) |
| At 31 December 2003 | 262 | 984 | (3) | (936) | 18 | 325 |

## 5. Tax liabilities (continued)

Notes: (continued)

### (b) Deferred taxation (continued)

Deferred tax assets and liabilities are offset on an individual entity basis when there is a legal right to set off current tax assets against current tax liabilities and when the deferred taxation relates to the same authority. The following amounts, determined after appropriate offsetting, are shown in the consolidated balance sheet:

| | **2004**<br>**HK$'m** | 2003<br>HK$'m |
|---|---|---|
| Deferred tax assets (Note) | **(12)** | (16) |
| Deferred tax liabilities | **947** | 341 |
| | **935** | 325 |

Note: This amount has been included in "Other assets".

| | **2004**<br>**HK$'m** | 2003<br>HK$'m |
|---|---|---|
| Deferred tax assets to be recovered after more than twelve months | **(971)** | (961) |
| Deferred tax liabilities to be settled after more than twelve months | **282** | 274 |
| | **(689)** | (687) |

## 6. Share capital

| | **2004**<br>**HK$'m** | 2003<br>HK$'m |
|---|---|---|
| Authorised: | | |
| 20,000,000,000 ordinary shares of HK$5.00 each | **100,000** | 100,000 |
| Issued and fully paid: | | |
| 10,572,780,266 ordinary shares of HK$5.00 each | **52,864** | 52,864 |

## 7. Reserves

| | Premises revaluation reserve HK$'m | Investment properties revaluation reserve HK$'m | Translation reserve HK$'m | Retained earnings HK$'m | Total HK$'m |
|---|---|---|---|---|---|
| At 1 January 2003 | 99 | – | (2) | 3,710 | 3,807 |
| Net profit for the year | – | – | – | 7,963 | 7,963 |
| Currency translation difference | – | – | (1) | – | (1) |
| 2002 final dividend paid | – | – | – | (2,273) | (2,273) |
| 2003 interim dividend paid | – | – | – | (2,062) | (2,062) |
| Revaluation of properties | (48) | – | – | – | (48) |
| Release from deferred tax liabilities | 11 | – | – | – | 11 |
| At 31 December 2003 and at 1 January 2004 | **62** | **–** | **(3)** | **7,338** | **7,397** |
| Net profit for the year | **–** | **–** | **–** | **11,963** | **11,963** |
| Currency translation difference | **–** | **–** | **(2)** | **–** | **(2)** |
| 2003 final dividend paid | **–** | **–** | **–** | **(3,383)** | **(3,383)** |
| 2004 interim dividend paid | **–** | **–** | **–** | **(3,383)** | **(3,383)** |
| Revaluation of properties | **2,895** | **629** | **–** | **–** | **3,524** |
| Release upon disposal of properties | **(6)** | **(6)** | **–** | **6** | **(6)** |
| Release to deferred tax liabilities | **(453)** | **–** | **–** | **–** | **(453)** |
| At 31 December 2004 | **2,498** | **623** | **(5)** | **12,541** | **15,657** |

## 8. Segmental reporting

A segment is a distinguishable component of the Group that is engaged either in providing products and services (business segment), or in providing products and services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other business or geographical segments. The Group has chosen business segment information as the primary reporting format and geographical segment information as the secondary reporting format.

## 8. Segmental reporting (continued)

*Segment revenue, expenses, results, assets and liabilities include items directly attributable to a segment and those that can be allocated on a reasonable basis to that segment. The allocation of revenue reflects the benefits of capital and other funding resources allocated to the business or geographical segments by way of internal capital allocations and fund transfer mechanisms.*

### (a) By class of business

| | 2004 | | | | | |
|---|---|---|---|---|---|---|
| | Commercial banking HK$'m | Treasury HK$'m | Unallocated HK$'m | Subtotal HK$'m | Eliminations HK$'m | Consolidated HK$'m |
| Net interest income | 7,880 | 2,928 | 385 | 11,193 | – | 11,193 |
| Other operating income | 3,288 | 1,121 | 673 | 5,082 | (418) | 4,664 |
| Operating income | 11,168 | 4,049 | 1,058 | 16,275 | (418) | 15,857 |
| Operating expenses | (4,317) | (159) | (1,447) | (5,923) | 418 | (5,505) |
| Operating profit/(loss) before provisions | 6,851 | 3,890 | (389) | 10,352 | – | 10,352 |
| Write-back of bad and doubtful debts | 1,628 | – | – | 1,628 | – | 1,628 |
| Operating profit/(loss) after provisions | 8,479 | 3,890 | (389) | 11,980 | – | 11,980 |
| Net gain from disposal/revaluation of fixed assets | – | – | 2,084 | 2,084 | – | 2,084 |
| Net gain from disposal of held-to-maturity securities | – | – | 2 | 2 | – | 2 |
| Net gain on disposal of an associate | – | – | 50 | 50 | – | 50 |
| Write-back of provision for impairment on interests in associates | – | – | 152 | 152 | – | 152 |
| Share of profits less losses of associates | – | – | (16) | (16) | – | (16) |
| Profit before taxation | 8,479 | 3,890 | 1,883 | 14,252 | – | 14,252 |
| **Assets** | | | | | | |
| Segment assets | 317,064 | 456,948 | 21,969 | 795,981 | – | 795,981 |
| Interests in associates | – | – | 62 | 62 | – | 62 |
| Unallocated corporate assets | – | – | 733 | 733 | – | 733 |
| | 317,064 | 456,948 | 22,764 | 796,776 | – | 796,776 |
| **Liabilities** | | | | | | |
| Segment liabilities | 651,539 | 72,453 | 805 | 724,797 | – | 724,797 |
| Unallocated corporate liabilities | – | – | 2,219 | 2,219 | – | 2,219 |
| | 651,539 | 72,453 | 3,024 | 727,016 | – | 727,016 |
| **Other information** | | | | | | |
| Additions of fixed assets | – | – | 450 | 450 | – | 450 |
| Depreciation | – | – | 585 | 585 | – | 585 |
| Amortisation of premium/discount of held-to-maturity securities | – | 207 | – | 207 | – | 207 |

## 8. Segmental reporting (continued)

### *(a) By class of business (continued)*

| | 2003 | | | | | |
|---|---|---|---|---|---|---|
| | Commercial banking HK$'m | Treasury HK$'m | Unallocated HK$'m | Subtotal HK$'m | Eliminations HK$'m | Consolidated HK$'m |
| Net interest income | 9,392 | 2,982 | 500 | 12,874 | – | 12,874 |
| Other operating income | 3,116 | 918 | 832 | 4,866 | (487) | 4,379 |
| Operating income | 12,508 | 3,900 | 1,332 | 17,740 | (487) | 17,253 |
| Operating expenses | (4,373) | (162) | (1,610) | (6,145) | 487 | (5,658) |
| Operating profit/(loss) before provisions | 8,135 | 3,738 | (278) | 11,595 | – | 11,595 |
| Charge for bad and doubtful debts | (1,671) | – | – | (1,671) | – | (1,671) |
| Operating profit/(loss) after provisions | 6,464 | 3,738 | (278) | 9,924 | – | 9,924 |
| Net loss from disposal/revaluation of fixed assets | – | – | (1,121) | (1,121) | – | (1,121) |
| Write-back of provision for impairment on held-to-maturity securities and investment securities | – | 29 | 1 | 30 | – | 30 |
| Net loss on disposal of a subsidiary | – | – | (1) | (1) | – | (1) |
| Provision for impairment on interests in associates | – | – | (132) | (132) | – | (132) |
| Share of profits less losses of associates | – | – | (9) | (9) | – | (9) |
| Profit/(loss) before taxation | 6,464 | 3,767 | (1,540) | 8,691 | – | 8,691 |
| **Assets** | | | | | | |
| Segment assets | 310,008 | 432,947 | 18,439 | 761,394 | – | 761,394 |
| Interests in associates | – | – | 278 | 278 | – | 278 |
| Unallocated corporate assets | – | – | 915 | 915 | – | 915 |
| | 310,008 | 432,947 | 19,632 | 762,587 | – | 762,587 |
| **Liabilities** | | | | | | |
| Segment liabilities | 621,211 | 77,671 | 648 | 699,530 | – | 699,530 |
| Unallocated corporate liabilities | – | – | 1,640 | 1,640 | – | 1,640 |
| | 621,211 | 77,671 | 2,288 | 701,170 | – | 701,170 |
| **Other information** | | | | | | |
| Additions of fixed assets | – | – | 369 | 369 | – | 369 |
| Depreciation | – | – | 611 | 611 | – | 611 |
| Amortisation of premium/discount of held-to-maturity securities | – | 544 | – | 544 | – | 544 |
| Non-cash expenses other than depreciation/amortisation | 1,671 | – | – | 1,671 | – | 1,671 |

Commercial banking business includes acceptance of deposits, mortgage lending, credit card advances, remittance, provision of securities brokerage and insurance agency services, commercial lending, trade finance and overdraft facilities.

## 8. Segmental reporting (continued)

### (a) *By class of business (continued)*

Treasury activities include money market, foreign exchange dealing and capital market activities. Treasury manages funding of the Group. Treasury provides funding to all other business segments and receives funds from commercial banking's deposit taking activities. These inter-segment funding transactions are priced either at market bid/offer rates as appropriate or at an internal funding rate as determined by the average funding requirements of other business segments and the average one-month inter-bank rates of the relevant financial year. In addition, the gains and losses on the foreign exchange activities of the Group are included in "Treasury". The profit and loss information presented in this note has been prepared using inter-segment charging/income transactions. The segmental assets and liabilities have not been adjusted to reflect the effect of inter-segment borrowing and lending (i.e. segmental profit and loss information is not comparable to segmental assets and liabilities information).

Unallocated items mainly comprise fixed assets of the Group, investment securities, interests in associates and other items that cannot be reasonably allocated to a specific business segment. The interest benefit of the capital of the Group is also included as unallocated within net interest income. Rental expenses are allocated to business segments based on a fixed rate per square footage occupied.

Operating expenses of a functional unit are allocated to the relevant business segment that is the predominant user of the services provided by the unit. Operating expenses of other shared services, which cannot be allocated to a specific business segment, are included in "Unallocated".

### (b) *By geographical area*

No geographical reporting is provided as over 90% of the Group's revenues are derived from Hong Kong and over 90% of the Group's assets are originated from business decisions and operations based in Hong Kong.

## 9. Loans to directors and officers

Particulars of advances made to directors and officers of the Company pursuant to section 161B(4C) of the Hong Kong Companies Ordinance are as follows:

| | **2004**<br>**HK$'m** | 2003<br>HK$'m |
|---|---|---|
| Aggregate amount of relevant loans outstanding at year end | **185** | 35 |
| Maximum aggregate amount of relevant loans outstanding during the year | **193** | 100 |

## 10. Approval of the summary financial statements

These Summary Financial Statements were approved and authorised for issue by the Board of Directors on 23 March 2005.

# CONNECTED TRANSACTIONS

In 2004, BOCHK, a wholly owned subsidiary of the Company, and its subsidiaries engaged on a regular basis in the usual course of their business in numerous transactions with BOC and its Associates. As BOC is the Company's controlling shareholder and therefore a connected person of the Company, all such transactions constituted connected transactions subsequent to the listing of the Company on the Stock Exchange for the purposes of the Listing Rules. In August 2004, the PRC government established Huijin to hold the equity capital of BOC and the equity capital of certain other financial institutions previously held directly by the State. The stated purpose of Huijin is to exercise the rights of an equity investor on behalf of the State and not to have any commercial operations. For purposes of this report, therefore, Huijin and the companies of which it is a substantial shareholder have not been treated as connected persons to the Company.

The transactions fell into the following two categories:

1. de minimis transactions entered into in the usual course of business and under normal commercial terms. Such transactions were exempted from disclosure and shareholder approval by virtue of rule 14.24 (and since 31 March 2004, Rule 14A.33) of the Listing Rules;

2. certain regular banking transactions for which the Stock Exchange has granted a waiver. These transactions were entered into on a continual basis throughout the year unless otherwise noted. The waiver expired on 31 December 2004 and on 4 January 2005 the Company made an announcement (the "Announcement") in accordance with Rule 14A.34 of the Listing Rules. The Announcement listed those continuing connected transactions that exceeded the de minimis threshold and set out caps that the Company will comply with in respect of such transactions for the next three years. Details of these continuing connected transactions may be found in the Announcement at www.bochk.com/ir.

A brief description of the transactions set out in paragraph (2) is set out below, followed by a table setting out the amounts for each such type of transaction in 2004. Certain of these transactions were subject to annual caps agreed by the Stock Exchange and the Company, and none of these caps was exceeded. All of these transactions were conducted on normal commercial terms unless specified otherwise.

### Derivatives Transactions

These included interest rate and currency interest rate swaps, equity derivatives, and currency and bond options entered into with BOC and its Associates.

### Foreign Exchange Transactions

These included inter-bank foreign currency exchange transactions, spot, forward and outright transactions, and exercised currency options entered into with BOC and its Associates.

### Inter-bank Capital Markets Transactions

These included buying and selling debt securities (both those issued by independent third parties and those issued by BOC and its Associates) by the Group from and to BOC and its Associates and on their behalf on issue and in the secondary market, and the Group acting as the custodian for BOC and its Associates and BOC acting as the custodian for the Group.

### Bullion Trading

BOCHK entered into deferred settlement bullion transactions with BOC Macau Branch and Tai Fung Bank, a subsidiary of BOC, and bullion spot transactions with normal settlement with BOC. BOCHK also entered into physically settled bullion transactions with BOC Macau Branch and BOC Singapore Branch on which it provided a rebate on normal commercial terms.

### Forfaiting Trading

BOCHK entered into forfaiting transactions to buy and sell interests in certain trade finance products, including with BOC. All such transactions with BOC were entered into on normal commercial terms and only in relation to bills of exchange secured under a letter of credit.

### Correspondent Banking Fee Sharing Programmes

BOCHK and Nanyang have signed agency agreements with the New York, Frankfurt, Osaka and Tokyo branches of Bank of China, pursuant to which they are given priority over other banks for advising and negotiating Letters of Credit and for funds transfers, provided the terms are at least as good as those offered by other banks, and as compensation they will rebate part of the commission.

### Capital Markets Transactions

The Group entered into various capital markets transactions with BOC and its Associates, in particular BOCI Capital, an indirect subsidiary of BOC. These transactions included sub-participation of loans, acquiring and disposing of interests in syndicated loans and tax efficiency financing.

### Loan Servicing Agreements

On 6 July 2002, BOCHK and Nanyang entered into loan servicing agreements with BOC Cayman and Zhong Gang, pursuant to which BOCHK and Nanyang agreed to provide, for a fixed fee based on the agreed cost of the services plus a margin, servicing, collection, account opening and reporting services in respect of certain loans sold by BOCHK and Nanyang to BOC Cayman and Zhong Gang in 2002 and 1999 respectively. Such loan service was ended in June 2004 when the loans were sold.

### Provision of Insurance Cover by BOC Insurance

BOC Insurance and its subsidiaries provided general and life insurance to the Group.

### Insurance Agency

The Group provided insurance agency services to BOC Insurance and BOC Life on a commission basis.

### Securities Brokerage

BOCI Securities provided securities brokerage services to the Group. The Group paid BOCI Securities commissions for its services and received rebates in return.

### Credit Card Services

Pursuant to a Credit Card Cooperation and Services Agreement dated 6 July 2002 between BOC-CC and BOC, BOC-CC provided certain services to BOC in relation to its Great Wall International Card (the "International Card") and its Great Wall Renminbi Card (the "Renminbi Card"). BOC-CC shared the profits and losses or fee income in relation to the operations of the International Card and the Renminbi Card with BOC as set out in the agreement. This agreement formalised many of the relationships that existed prior to its execution.

### BOC-CC Business in Macau

BOC Macau Branch and Tai Fung Bank promoted BOC-CC's Hong Kong dollar and Macau pataca settled credit cards and provided customer services in return for a share of profits or commission payment. They also provided services for BOC-CC's merchant acquiring business in Macau in return for commission sharing.

## BOC-CC Business in Mainland China

BOC promoted and provided services for BOC-CC's merchant acquiring business in Mainland China in return for commission sharing. BOC provided over-the-counter cash withdrawal services to cardholders of BOC-CC in Mainland China, for which the cardholder was charged a transaction handling fee that was shared between BOC and BOC-CC.

## Credit Card Support Services to BOC Singapore Branch

BOC-CC provided business support services to BOC Singapore Branch in relation to its credit card business, for which BOC-CC was paid on the basis of cost plus a margin of 5%. Pursuant to the Credit Card Cooperation and Services Agreement, these services may be extended on similar terms to such other branches of BOC outside Mainland China.

## Credit Card Training Subsidy

Pursuant to the Credit Card Cooperation and Services Agreement, BOC-CC has agreed to pay BOC a training subsidy of HK$2 million per annum, or such other amount as may be agreed for the provision of training by BOC to BOC's personnel in its provincial branches throughout Mainland China in support of BOC-CC's business in Mainland China.

## Selling of Funds Products

The Group promoted MPF products for BOCI-Prudential Trustee, a subsidiary of BOCHK, and promoted guaranteed fund and open-end fund products for BOCI-Prudential Manager, an indirect subsidiary of BOC, and sold these products for a commission.

## Services and Relationship Agreement

On 6 July 2002, the Company and BOCHK entered into a Services and Relationship Agreement with BOC and certain of its subsidiaries. Under this agreement, BOC has agreed to, and agreed to procure that its Associates, enter into all future arrangements with BOCHK on an arm's length basis, on normal commercial terms and at rates no less favourable than those offered to independent third parties, in relation to inter-bank lending, loans, correspondent banking arrangements, treasury transactions, provision of insurance and syndicated loans. BOCHK has agreed to, and agreed to procure that its subsidiaries, enter into all future arrangements on the same basis, save that the rates offered to BOC and its Associates will be no more favourable than those offered to independent third parties. The Services and Relationship Agreement also covers the provision of the services set out below:

### Administrative Services

Administrative support and company secretarial services to BOC (BVI), BOCHKG and Hua Chiao on the basis of cost plus a margin of 5%.

### Audit Services

Audit services for BOC on various branches and subsidiaries of BOC located in the Asia-Pacific region, other than BOC's branches in Mainland China, on the basis of cost plus a margin of 5%.

### Information Technology Services

Information technology services to BOC's branches in Hong Kong, Macau, the Asia-Pacific region and Mainland China, on the basis of cost plus a margin of 5%. Under various information technology services contracts BOCHK provides similar services to BOC's Associates on similar terms. Prior to July 2002, BOCHK charged BOC, its branches and Associates for its information technology services only at cost.

### Training Services

Training services to BOC's employees on the basis of cost plus a margin of 5%.

### Secondments from BOC

BOC seconded management level and supervisory staff to BOCHK's branches in Mainland China. BOCHK paid salaries directly to the staff concerned and in some cases BOCHK also paid a management fee to BOC.

### BOC Markets Services Agreement

Under the terms of a BOC Markets Services Agreement, dated 6 July 2002, between BOCHK and BOC Markets, BOCHK provides office premises and certain support services to BOC Markets in connection with its operations in Hong Kong. A small number of BOCHK's employees are also seconded to BOC Markets. The provision of office premises is charged at market rent while all other services are provided on the basis of cost plus a margin of 5%.

### Deposits by Directors and their Associates

BOCHK paid preferential interest rate for deposits of over 1 month's duration and up to a maximum of HK$5 million in total from each of the directors of the Group and their Associates who are employees of the Group on the same terms as those offered to other employees. The preferential interest rate is applicable to all staff of the Group.

| Type of Transaction | 2004<br>HK$'m |
|---|---|
| Derivatives Transactions (volume) | 923.94 |
| Foreign Exchange Transactions (volume) | 280,216 |
| Inter-Bank Capital Markets Transactions | N/A |
| Bullion Trading (volume) | 3,727.74 |
| Forfaiting Transactions (volume) | 11.69 |
| Correspondent Banking Fee Sharing | 10.65 |
| Capital Markets Transactions | N/A |
| Loan Servicing Agreements | 5.25 |
| Provision of Insurance Cover by BOC Insurance | 50.67 |
| Insurance Agency Commission Income | 199.79 |
| Securities Brokerage Commission Payments, Net of Rebates | 112.98 |
| International Card | 17 |
| Renminbi Card (payment to BOC) | 1.13 |
| BOC-CC Business in Macau | 10.48 |
| BOC-CC Business in the Mainland China – Payments retained by and to BOC | 36.94 |
| Credit Card Support Services to BOC overseas branches | 1.85 |
| Credit Card Training Subsidy | 2 |
| Funds Selling Commission Income | 70.91 |
| Administrative Services (under the Services and Relationship Agreement and the BOC Markets Services Agreement) | 0.39 |
| Audit Services | 7.50 |
| Information Technology Services | 40.36 |
| Training Services | 2.16 |
| Secondments from BOC – Management Fee | 0.03 |
| Human Resources Support Services and Secondments to BOC Markets | 0.07 |
| Staff Preferential Rate Deposits of Directors | * |

N/A: these transactions were diverse and large in number.

* no director and his/her Associates have preferential rate deposits in excess of HK$50 million in aggregate.

# AUDITORS' STATEMENT ON THE SUMMARY FINANCIAL REPORT

## To the Shareholders of BOC Hong Kong (Holdings) Limited

(incorporated in Hong Kong with limited liability)

We have examined the Summary Financial Report of BOC Hong Kong (Holdings) Limited for the year ended 31 December 2004 on pages 1 to 90.

### Respective responsibilities of directors and auditors

Under the Hong Kong Companies Ordinance, the directors are responsible for preparing the Summary Financial Report which complies with section 141CF(1) of the Hong Kong Companies Ordinance. In preparing the Summary Financial Report, section 141CF(1) of the Hong Kong Companies Ordinance requires that the Summary Financial Report be derived from the annual accounts and the auditors' report thereon and the directors' report for the year ended 31 December 2004, be in such form and contain such information and particulars as specified in section 5 of the Hong Kong Companies (Summary Financial Reports of Listed Companies) Regulation, and be approved by the board of directors.

It is our responsibility to form an independent opinion on the Summary Financial Report, based on our examination, and to report our opinion solely to you, as a body, and we are also required to state whether the auditors' report on the annual accounts for the year ended 31 December 2004 is qualified or otherwise modified, in accordance with section 5 of the Hong Kong Companies (Summary Financial Reports of Listed Companies) Regulation, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this statement.

### Basis of opinion

We conducted our engagement in accordance with Hong Kong Standards on Auditing and with reference to Practice Note 710 "The auditors' statement on the Summary Financial Report" issued by the Hong Kong Institute of Certified Public Accountants. Our examination includes examining evidence supporting the consistency of the Summary Financial Report with the annual accounts and the auditors' report thereon and the directors' report for the year ended 31 December 2004 and the compliance of the Summary Financial Report with the requirements of section 5 of the Hong Kong Companies (Summary Financial Reports of Listed Companies) Regulation, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

### Opinion

Based on the foregoing, in our opinion the Summary Financial Report on pages 1 to 90.

(a) is consistent with the annual accounts and the auditors' report thereon and the directors' report of BOC Hong Kong (Holdings) Limited for the year ended 31 December 2004 from which it is derived; and

(b) complies with the requirements of section 5 of the Hong Kong Companies (Summary Financial Reports of Listed Companies) Regulation.

We have audited the annual accounts of BOC Hong Kong (Holdings) Limited for the year ended 31 December 2004 and have issued an auditors' report thereon dated 23 March 2005 which is unqualified or otherwise unmodified.



**PricewaterhouseCoopers**
*Certified Public Accountants*

Hong Kong, 23 March 2005

# SHAREHOLDER INFORMATION

## Financial Calendar 2005

| | |
|---|---|
| Announcement of 2004 annual results | 23 March (Wednesday) |
| Last day in Hong Kong of dealings in Company's shares with entitlement to final dividend | 13 May (Friday) |
| Ex-dividend date | 17 May (Tuesday) |
| ADS record date for final dividend | 18 May (Wednesday) |
| Latest time in Hong Kong for lodging transfers for entitlement to final dividend | 18 May (Wednesday) 4:00 p.m. |
| Book closure period (both days inclusive) | 19 May (Thursday) to 24 May (Tuesday) |
| Record date for final dividend | 24 May (Tuesday) |
| Latest time for lodging proxy forms for 2005 Annual General Meeting | 24 May (Tuesday) 3:00 p.m. |
| 2005 Annual General Meeting | 26 May (Thursday) 3:00 p.m. |
| Final dividend payment date | 31 May (Tuesday) |
| Announcement of 2005 interim results | Late August |

## Annual General Meeting

The 2005 Annual General Meeting will be held at 3:00 p.m. on Thursday, 26 May 2005 at Meeting Room 401, Hong Kong Convention and Exhibition Centre, 1 Harbour Road, Wanchai, Hong Kong (please use Harbour Road Entrance).

## Dividend

The Directors have recommended a final dividend of HK$0.395 per share subject to the approval of shareholders at the 2005 Annual General Meeting.

## Share Information

### *Listing*

The Company's ordinary shares are listed and traded on the Stock Exchange. In addition, the Company maintains a Level 1 ADR facility for its ADSs. Each ADS represents 20 ordinary shares of the Company.

### *Ordinary shares (as at 31 December 2004)*

Issued shares: 10,572,780,266
Public float: Approximately 34%

### *Nominal value*

HK$5.00 per share

### *Market capitalisation (as at 31 December 2004)*

HK$157.01 billion

### *Share Price*

| | |
|---|---|
| Closing Price on 31 December 2003: | HK$14.60 |
| Closing Price on 31 December 2004: | HK$14.85 |
| Highest trading price during the year: | HK$15.95 |
| Lowest trading price during the year: | HK$11.25 |

### *Index constituent*

The Company is a constituent of the following indices:
Hang Seng Index Series
Hang Seng London Reference Index
MSCI Index Series
FTSE All-World Hong Kong Index
FTSE/Xinhua China 25 Index

### *Stock codes*

Ordinary shares

| | |
|---|---|
| The Stock Exchange of Hong Kong Limited | 2388 |
| Reuters | 2388.HK |
| Bloomberg | 2388 HK |

Level 1 ADR Programme

| | |
|---|---|
| CUSIP No.: | 096813209 |
| OTC Symbol: | BHKLY |

### Shareholder Enquiries

Any matters relating to your shareholding, e.g. transfer of shares, change of name or address, lost share certificates and dividend warrants, should be sent in writing to:

Hong Kong

Computershare Hong Kong Investor Services Limited
46th Floor
Hopewell Centre
183 Queen's Road East
Telephone: (852) 2862 8628
Facsimile: (852) 2865 0990 / (852) 2529 6087

USA

ADSs Shareholder Services
Citibank Shareholder Services
150 Royal Street
Canton, MA 02021
Telephone: 1-877-248-4237 (toll free)
E-mail: Citibank@em.fcnbd.com

### Investor Relations

Enquiries may be directed to:

Investor Relations Division
BOC Hong Kong (Holdings) Limited
52nd Floor
Bank of China Tower
1 Garden Road
Hong Kong
Telephone: (852) 2903 6602 / (852) 2826 6314
Facsimile: (852) 2810 5830
E-mail: investor_relations@bochk.com

# DEFINITIONS

In this Summary Financial Report, unless the context otherwise requires, the following terms shall have the meanings set out below:

| Terms | Meanings |
|---|---|
| "Accounts" | the annual statutory accounts of BOC Hong Kong (Holdings) Limited |
| "ADR(s)" | American Depositary Receipt(s) |
| "ADS(s)" | American Depositary Share(s) |
| "Associate(s)" | has the meaning ascribed to "associate(s)" in the Listing Rules |
| "ATM(s)" | Automated Teller Machine(s) |
| "Board" or "Board of Directors" | the Board of Directors of the Company |
| "BOC" | Bank of China Limited (formerly known as Bank of China), a state-owned commercial bank established under the laws of the PRC and a joint stock company with limited liability |
| "BOC (BVI)" | BOC Hong Kong (BVI) Limited, a company incorporated under the laws of the British Virgin Islands and a wholly owned subsidiary of BOCHKG |
| "BOC Cayman" | the Cayman Islands Branch of BOC |
| "BOC Insurance" | Bank of China Group Insurance Company Limited, a company incorporated under the laws of Hong Kong and a wholly owned subsidiary of BOC |
| "BOC Investment" | Bank of China Group Investment Limited, a company incorporated under the laws of Hong Kong and a wholly owned subsidiary of BOC |
| "BOC Life" | BOC Group Life Assurance Company Limited, a company incorporated under the laws of Hong Kong and a wholly owned subsidiary of BOC Insurance |
| "BOC Markets" | the Hong Kong Branch of BOC |
| "BOC-CC" | BOC Credit Card (International) Limited, a company incorporated under the laws of Hong Kong and a wholly owned subsidiary of BOCHK |
| "BOCHK" | Bank of China (Hong Kong) Limited, a company incorporated under the laws of Hong Kong and a wholly owned subsidiary of the Company |
| "BOCHK Charitable Foundation" | Bank of China (Hong Kong) Limited Charitable Foundation (formerly known as the "Bank of China Group Charitable Foundation"), a charitable foundation being established in July 1994 |
| "BOCHKG" | BOC Hong Kong (Group) Limited, a company incorporated under the laws of Hong Kong and a wholly owned subsidiary of BOC |
| "BOCI" | BOC International Holdings Limited, a company incorporated under the laws of Hong Kong and a wholly owned subsidiary of BOC |

| Terms | Meanings |
| --- | --- |
| "BOCI Capital" | BOCI Capital Limited, a company incorporated under the laws of Hong Kong and a wholly owned subsidiary of BOCI |
| "BOCI-Prudential Manager" | BOCI-Prudential Asset Management Limited, a company incorporated under the laws of Hong Kong, in which BOCI Asset Management Limited, a wholly owned subsidiary of BOCI, and Prudential Corporation Holdings Limited hold equity interests of 64% and 36% respectively |
| "BOCI-Prudential Trustee" | BOCI-Prudential Trustee Limited, a company incorporated under the laws of Hong Kong, in which BOC Group Trustee Company Limited and Prudential Corporation Holdings Limited hold equity interests of 64% and 36% respectively |
| "BOCI Securities" | BOCI Securities Limited, a company incorporated under the laws of Hong Kong and an indirect wholly owned subsidiary of BOCI |
| "CBS" | Corporate Banking Services |
| "CEPA" | Closer Economic Partnership Arrangement |
| "Chiyu" | Chiyu Banking Corporation Limited, a company incorporated under the laws of Hong Kong, in which BOCHK holds an equity interest of 70.49% |
| "Company" | BOC Hong Kong (Holdings) Limited, a company incorporated under the laws of Hong Kong |
| "GDP" | Gross Domestic Product |
| "Group" | the Company and its subsidiaries collectively referred as the Group |
| "HIBOR" | Hong Kong Interbank Offered Rate |
| "HKICPA" | Hong Kong Institute of Certified Public Accountants (formerly known as Hong Kong Society of Accountants) |
| "HKMA" | Hong Kong Monetary Authority |
| "HKSAR" or "Hong Kong SAR" | Hong Kong Special Administrative Region |
| "Hong Kong SAR Government" | Hong Kong Special Administrative Region Government |
| "Hua Chiao" | Hua Chiao Commercial Limited (in members' voluntary liquidation), a company incorporated under the laws of Hong Kong, in which BOC holds an equity interest of 93.64% |
| "Huijin" | China SAFE Investments Ltd. (previously known as Central Huijin Investment Company Limited) |
| "IPO" | Initial Public Offering |
| "IT" | Information Technology |
| "Listing Rules" | The Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited |

| Terms | Meanings |
|---|---|
| "The Mainland" or "Mainland China" or "The Mainland of China" | The mainland of the PRC |
| "MPF" | Mandatory Provident Fund |
| "MSCI Index" | Morgan Stanley Capital International Index |
| "Nanyang" | Nanyang Commercial Bank, Limited, a company incorporated under the laws of Hong Kong and a wholly owned subsidiary of BOCHK |
| "NPL(s)" | Non-performing loan(s) |
| "PBOC" | The People's Bank of China |
| "PRC" | The People's Republic of China |
| "RMB" or "Renminbi" | Renminbi, the lawful currency of the PRC |
| "RTGS" | Real Time Gross Settlement System |
| "SARS" | Severe Acute Respiratory Syndrome |
| "SFO" | the Securities and Futures Ordinance, Chapter 571 of the Laws of Hong Kong |
| "Share Option Scheme" | the Share Option Scheme (previously known as 2002 Share Option Scheme) conditionally approved and adopted by the shareholders of the Company on 10 July 2002 |
| "Sharesave Plan" | the Sharesave Plan (previously known as 2002 Sharesave Plan) conditionally approved and adopted by the shareholders of the Company on 10 July 2002 |
| "SSAP(s)" | Statement(s) of Standard Accounting Practice |
| "Stock Exchange" or "Stock Exchange of Hong Kong" | The Stock Exchange of Hong Kong Limited |
| "Summary Financial Report" | Summary Financial Report of the Group for the year ended 31 December 2004 |
| "Summary Financial Statements" | comprise consolidated profit and loss account and consolidated balance sheet of the Group extracted from the Accounts |
| "US" or "USA" | the United States of America |
| "VaR" | Value at Risk |
| "Zhong Gang" | Zhong Gang (Cayman) Company Limited, a company incorporated under the laws of the Cayman Islands and a wholly owned subsidiary of BOC |

## BANK OF CHINA (HONG KONG) – BRANCH NETWORK

### Hong Kong Island

| Branch | Address | Telephone |
|---|---|---|
| **Central & Western District** | | |
| Bank of China Tower Branch | 1 Garden Road, Hong Kong | 2826 6888 |
| Sheung Wan Branch | 252 Des Voeux Road Central, Hong Kong | 2541 1601 |
| Queen's Road West (Sheung Wan) Branch | 2-12 Queen's Road West, Sheung Wan, Hong Kong | 2815 6888 |
| Sheung Wan (Guangdong Investment Tower) Branch | 297 Des Voeux Road Central, Hong Kong | 2544 5521 |
| Connaught Road Central Branch | 13-14 Connaught Road Central, Hong Kong | 2841 0410 |
| Central District Branch | 2A Des Voeux Road Central, Hong Kong | 2160 8888 |
| Central District (Wing On House) Branch | 71 Des Voeux Road Central, Hong Kong | 2843 6111 |
| Central District (International Finance Centre) Branch | Shop 3022, Level 3, International Finance Centre, 1 Harbour View Street, Central, Hong Kong | 2501 0373 |
| Shek Tong Tsui Branch | 534 Queen's Road West, Shek Tong Tsui, Hong Kong | 2819 7277 |
| Western District Branch | 386-388 Des Voeux Road West, Hong Kong | 2549 9828 |
| Queen's Road Central Branch | 81-83 Queen's Road Central, Hong Kong | 2588 1288 |
| Bonham Road Branch | 63 Bonham Road, Hong Kong | 2517 7066 |
| Kennedy Town Branch | Harbour View Garden, 2-2F Catchick Street, Kennedy Town, Hong Kong | 2818 6162 |
| Caine Road Branch | 57 Caine Road, Hong Kong | 2521 3318 |
| First Street Branch | 55A First Street, Sai Ying Pun, Hong Kong | 2517 3399 |
| United Centre Branch | Shop 1021, United Centre, 95 Queensway, Hong Kong | 2861 1889 |
| Wyndham Street Branch | 1-3 Wyndham Street, Central, Hong Kong | 2843 2888 |
| Des Voeux Road West Branch | 111-119 Des Voeux Road West, Hong Kong | 2546 1134 |
| Gilman Street Branch | 136 Des Voeux Road Central, Hong Kong | 2135 1123 |
| **Wan Chai District** | | |
| Pak Sha Road Branch | 1 Pak Sha Road, Causeway Bay, Hong Kong | 2882 1383 |
| Gloucester Road Branch | Unit 3, G/F Immigration Tower, 7 Gloucester Road, Wan Chai, Hong Kong | 2877 1133 |
| 409 Hennessy Road Branch | 409-415 Hennessy Road, Wan Chai, Hong Kong | 2835 6118 |
| Johnston Road Branch | 152-158 Johnston Road, Wan Chai, Hong Kong | 2574 8257 |
| Harbour Road Branch | 26 Harbour Road, Wan Chai, Hong Kong | 2827 8407 |
| Happy Valley Branch | 11 King Kwong Street, Happy Valley, Hong Kong | 2838 6668 |
| Causeway Bay Branch | 18 Percival Street, Causeway Bay, Hong Kong | 2572 4273 |
| Wan Chai (China Overseas Building) Branch | 139 Hennessy Road, Wan Chai, Hong Kong | 2529 0866 |
| Wan Chai (Wu Chung House) Branch | 213 Queen's Road East, Wan Chai, Hong Kong | 2892 0909 |
| Hennessy Road (Wan Chai) Branch | 310-312 Hennessy Road, Wan Chai, Hong Kong | 2923 5628 |
| Wan Chai Road Branch | 127-135 Wan Chai Road, Wan Chai, Hong Kong | 2577 4862 |
| **Eastern District** | | |
| Siu Sai Wan Branch | Shop 19, Cheerful Garden, Siu Sai Wan, Hong Kong | 2505 2399 |
| Taikoo Shing Branch | Shop G1012, Yiu Sing Mansion, Taikoo Shing, Hong Kong | 2886 0612 |
| Taikoo Shing Branch Safe Box Service Centre | Shop G1006, Hoi Shing Mansion, Taikoo Shing, Hong Kong | 2885 4582 |
| North Point Branch | Roca Centre, 464 King's Road, North Point, Hong Kong | 2811 8880 |
| North Point (King's Centre) Branch | 193-209 King's Road, North Point, Hong Kong | 2286 2000 |
| North Point (Hang Ying Building) Branch | Shop B1, 318-328 King's Road, North Point, Hong Kong | 2887 1199 |
| North Point (Kiu Fai Mansion) Branch | 413-415 King's Road, North Point, Hong Kong | 2562 6108 |
| Sai Wan Ho Branch | 142-146 Shau Kei Wan Road, Sai Wan Ho, Hong Kong | 2886 3344 |
| Heng Fa Chuen Branch | Shop 205-208, East Wing Shopping Centre, Heng Fa Chuen, Chai Wan, Hong Kong | 2897 1131 |
| Kam Wa Street Branch | 3 Kam Wa Street, Shau Kei Wan, Hong Kong | 2885 9311 |
| City Garden Branch | 233 Electric Road, North Point, Hong Kong | 2571 2878 |
| King's Road Branch | 131-133 King's Road, North Point, Hong Kong | 2887 0282 |
| Chai Wan Branch Safe Box Service Centre | 27 Gold Mine Building, 345 Chai Wan Road, Chai Wan, Hong Kong | 2557 0248 |
| Chai Wan (Walton Estate) Branch | Block B, Walton Estate, 341-343 Chai Wan Road, Chai Wan, Hong Kong | 2558 6433 |
| Healthy Village Branch | Shop 1&2, Healthy Village Phase II, 668 King's Road, North Point, Hong Kong | 2563 2278 |
| Sheung On Street Branch | 77 Sheung On Street, Chai Wan, Hong Kong | 2897 0923 |

| Branch | Address | Telephone |
|---|---|---|
| Aldrich Garden Branch | Shop 58, Aldrich Garden, Shau Kei Wan, Hong Kong | 3196 4956 |
| Shau Kei Wan (Po Man Building) Branch | 260-262 Shau Kei Wan Road, Shau Kei Wan, Hong Kong | 2568 5211 |
| Wan Tsui Road Branch | 4 Lin Shing Road, Chai Wan, Hong Kong | 2557 3283 |
| Quarry Bay Branch | Parkvale, 1060 King's Road, Quarry Bay, Hong Kong | 2564 0333 |
| **Southern District** | | |
| Tin Wan Branch | 2-12 Ka Wo Street, Tin Wan, Hong Kong | 2553 0135 |
| Stanley Branch | Shop 401, Shopping Centre, Stanley Plaza, Hong Kong | 2813 2290 |
| Aberdeen Branch | 25 Wu Pak Street, Aberdeen, Hong Kong | 2553 4165 |
| South Horizons Branch | G38, West Centre Marina Square, South Horizons, Ap Lei Chau, Hong Kong | 2580 0345 |
| South Horizons Branch Safe Box Service Centre | Shop 118, Marina Square East Centre, Ap Lei Chau, Hong Kong | 2555 7477 |
| Wah Kwai Estate Branch | Shop 17, Shopping Centre, Wah Kwai Estate, Hong Kong | 2550 2298 |
| Wong Chuk Hang Road Branch | 40 Wong Chuk Hang Road, Hong Kong | 2814 8272 |
| Chi Fu Landmark Branch | Shop 510, Chi Fu Landmark, Pok Fu Lam, Hong Kong | 2551 2282 |
| Ap Lei Chau Branch | 13-15 Wai Fung Street, Ap Lei Chau, Hong Kong | 2554 6487 |

### Kowloon

| Branch | Address | Telephone |
|---|---|---|
| **Kowloon City District** | | |
| Prince Edward Road (Kowloon City) Branch | 382-384 Prince Edward Road, Kowloon City, Kowloon | 2926 6038 |
| To Kwa Wan Branch | 80N To Kwa Wan Road, To Kwa Wan, Kowloon | 2364 4344 |
| Pak Tai Street Branch | 4-6 Pak Tai Street, To Kwa Wan, Kowloon | 2760 7773 |
| Hunghom Commercial Centre Branch | 37-39 Ma Tau Wai Road, Hung Hom, Kowloon | 2363 9217 |
| Hung Hom (Eldex Industrial Building) Branch | 21 Ma Tau Wai Road, Hung Hom, Kowloon | 2764 8363 |
| OUHK Branch | The Open University of Hong Kong, 30 Good Shepherd Street, Ho Man Tin, Kowloon | 2760 9099 |
| Ma Tau Kok Road Branch | 39-45 Ma Tau Kok Road, To Kwa Wan, Kowloon | 2714 9118 |
| Ma Tau Wai Road Branch | 47-49 Ma Tau Wai Road, Hung Hom, Kowloon | 2926 5123 |
| Site 11 Whampoa Garden Branch | Shop G6, Site 11 Whampoa Garden, Hung Hom, Kowloon | 2363 3982 |
| Whampoa Garden Branch | Shop G8B, Site 1, Whampoa Garden, Hung Hom, Kowloon | 2764 7233 |
| Nga Tsin Wai Road Branch | 25 Nga Tsin Wai Road, Kowloon City, Kowloon | 2383 2316 |
| Wuhu Street Branch | 105-107 Wuhu Street, Hung Hom, Kowloon | 2363 9231 |
| **Wong Tai Sin District** | | |
| Tai Yau Street Branch | 35 Tai Yau Street, San Po Kong, Kowloon | 2328 0087 |
| Chuk Yuen Estate Branch | Shop S1, Chuk Yuen Shopping Centre, Chuk Yuen South Estate, Kowloon | 2325 5261 |
| Choi Hung Branch | 19 Clear Water Bay Road, Ngau Chi Wan, Kowloon | 2327 0271 |
| Choi Hung Road Branch | 58-68 Choi Hung Road, San Po Kong, Kowloon | 2927 6111 |
| Choi Wan Estate Branch | A3-18 Commercial Complex, Choi Wan Estate, Kowloon | 2754 5911 |
| Wong Tai Sin Branch | Shop G1, Wong Tai Sin Shopping Centre, Wong Tai Sin, Kowloon | 2327 8147 |
| San Po Kong (Wing Lok Building) Branch | 28-34 Tseuk Luk Street, San Po Kong, Kowloon | 2328 7915 |
| Yuk Wah Street Branch | 46-48 Yuk Wah Street, Tsz Wan Shan, Kowloon | 2927 6655 |
| Fung Tak Road Branch | 5-11 Fung Tak Road, Tsz Wan Shan, Kowloon | 2927 6333 |
| Lok Fu Branch | Shop 2, Lok Fu Shopping Centre II, Lok Fu, Kowloon | 2337 0271 |
| Tseuk Luk Street Branch | 86 Tseuk Luk Street, San Po Kong, Kowloon | 2927 6228 |
| Sheung Fung Street Branch | 66-68 Sheung Fung Street, Tsz Wan Shan, Kowloon | 2327 8118 |
| Diamond Hill Branch | G107 Plaza Hollywood, Diamond Hill, Kowloon | 2955 5088 |

## BANK OF CHINA (HONG KONG) – BRANCH NETWORK (continued)

| Branch | Address | Telephone |
|---|---|---|
| **Kwun Tong District** | | |
| Kowloon Bay (Telford House) Branch | Shop 2, Telford House, 16 Wang Hoi Road, Kowloon Bay, Kowloon | 2331 3783 |
| Ngau Tau Kok (Garden Estate) Branch | Shop 6, Lotus Tower 2, Kwun Tong Garden Estate, 297 Ngau Tau Kok Road, Ngau Tau Kok, Kowloon | 2763 5456 |
| 169 Ngau Tau Kok Road Branch | 169 Ngau Tau Kok Road, Ngau Tau Kok, Kowloon | 2750 7311 |
| 177 Ngau Tau Kok Road Branch | 177 Ngau Tau Kok Road, Ngau Tau Kok, Kowloon | 2927 4321 |
| Ping Tin Estate Branch | Shop 225, 2/F Ping Tin Shopping Centre, Lam Tin, Kowloon | 2927 7828 |
| Wang Kwun Road Branch | Unit G1, Nan Fung Commercial Centre, Wang Kwun Road, Kowloon Bay, Kowloon | 2755 0268 |
| Sau Mau Ping Branch | Shop 214, Sau Mau Ping Shopping Centre, Sau Mau Ping, Kowloon | 2772 0028 |
| Hip Wo Street Branch | 195-197 Hip Wo Street, Kwun Tong, Kowloon | 2345 0102 |
| Ting Fu Street Branch | 11-13 Ting Fu Street, Ngau Tau Kok, Kowloon | 2756 4621 |
| Yau Tong Branch | Shop G1-G27, Ka Fu Arcade, Yau Tong Centre, Kowloon | 2349 9191 |
| Hoi Yuen Road Branch | 55 Hoi Yuen Road, Kwun Tong, Kowloon | 2763 2127 |
| Tsui Ping Estate Branch | Shop 116, 1/F Shopping Circuit, Tsui Ping Estate, Kwun Tong, Kowloon | 2345 3238 |
| 26 Fu Yan Street Branch | 26-32 Fu Yan Street, Kwun Tong, Kowloon | 2342 5262 |
| 95 Fu Yan Street Branch | 95 Fu Yan Street, Kwun Tong, Kowloon | 2343 4141 |
| Telford Gardens Branch | Shop P20, Telford Gardens, Kowloon Bay, Kowloon | 2796 1551 |
| Lam Tin Branch | Shop 12, 49 Kai Tin Road, Lam Tin, Kowloon | 2347 1456 |
| Kwun Tong Branch | 20-24 Yue Man Square, Kwun Tong, Kowloon | 2344 4116 |
| Ngau Tau Kok Road (Kwun Tong) Branch | 327 Ngau Tau Kok Road, Kwun Tong, Kowloon | 2389 3301 |
| Kwun Tong Plaza Branch | G1 Kwun Tong Plaza, 68 Hoi Yuen Road, Kwun Tong, Kowloon | 2342 4295 |
| **Yau Tsim Mong District** | | |
| Tai Kok Tsui Branch | 73-77 Tai Kok Tsui Road, Tai Kok Tsui, Kowloon | 2395 3269 |
| Shan Tung Street Branch | 42-48 Shan Tung Street, Mong Kok, Kowloon | 2332 5461 |
| Shanghai Street (Prince Edward) Branch | 689-693 Shanghai Street, Mong Kok, Kowloon | 2391 0502 |
| Prince Edward Branch | 774 Nathan Road, Kowloon | 2399 3000 |
| Tsim Sha Tsui Branch | 24-28 Carnarvon Road, Tsim Sha Tsui, Kowloon | 2721 6242 |
| Tsim Sha Tsui East Branch | Shop G02-03, Inter-Continental Plaza, 94 Granville Road, Tsim Sha Tsui, Kowloon | 2739 0308 |
| Jordan Branch | 328-330 Nathan Road, Kowloon | 2928 6111 |
| Woosung Street Branch | 149-151 Woosung Street, Kowloon | 2730 0883 |
| Shanghai Street (Mong Kok) Branch | 611-617 Shanghai Street, Mong Kok, Kowloon | 2394 4181 |
| Mong Kok Branch | 589 Nathan Road, Mong Kok, Kowloon | 2332 0111 |
| Prince Edward Road West (Mong Kok) Branch | 116-118 Prince Edward Road West, Mong Kok, Kowloon | 2928 4138 |
| Mong Kok Road Branch | 50-52 Mong Kok Road, Mong Kok, Kowloon | 2395 3263 |
| Mong Kok (Silvercorp Int'l Tower) Branch | Shop B, 707-713 Nathan Road, Mong Kok, Kowloon | 2391 6677 |
| Mong Kok (President Commercial Centre) Branch | 608 Nathan Road, Mong Kok, Kowloon | 2384 7191 |
| Shanghai Street (Yau Ma Tei) Branch | 364-366 Shanghai Street, Yau Ma Tei, Kowloon | 2782 2071 |
| Yau Ma Tei Branch | 471 Nathan Road, Yau Ma Tei, Kowloon | 2780 2307 |
| Kimberley Road Branch | 37 Kimberley Road, Tsim Sha Tsui, Kowloon | 2739 1886 |
| Cameron Road Wealth Management Centre | 30 Cameron Road, Tsim Sha Tsui, Kowloon | 2312 0010 |
| Humphrey's Avenue Branch | 2-2A Carnarvon Road, Tsim Sha Tsui, Kowloon | 2311 3822 |
| Olympian City Branch | Shop 133, 1/F, Olympian City 2, 18 Hoi Ting Road, Kowloon | 2749 2110 |
| Fuk Tsun Street Branch | 32-40 Fuk Tsun Street, Tai Kok Tsui, Kowloon | 2391 8468 |
| Canton Road Branch | 60 Canton Road, Tsim Sha Tsui, Kowloon | 2730 0688 |
| Lock Road Branch | 19 Lock Road, Tsim Sha Tsui, Kowloon | 2367 6164 |

| Branch | Address | Telephone |
|---|---|---|
| **Sham Shui Po District** | | |
| Kowloon Plaza Branch | Unit 1, Kowloon Plaza, 485 Castle Peak Road, Kowloon | 2370 8928 |
| Festival Walk Branch | Unit LG149, Festival Walk, Kowloon Tong, Kowloon | 2265 7288 |
| 42 Yu Chau Street Branch | 42-46 Yu Chau Street, Sham Shui Po, Kowloon | 2397 1123 |
| Lei Cheng Uk Estate Branch | Shop 108, Lei Cheng Uk Commercial Centre, Lei Cheng Uk Estate, Kowloon | 2729 8251 |
| Castle Peak Road (Cheung Sha Wan) Branch | 365-371 Castle Peak Road, Cheung Sha Wan, Kowloon | 2728 3311 |
| 108 Cheung Sha Wan Road Branch | 108 Cheung Sha Wan Road, Sham Shui Po, Kowloon | 2779 0157 |
| 194 Cheung Sha Wan Road Branch | 194-196 Cheung Sha Wan Road, Sham Shui Po, Kowloon | 2728 9389 |
| Cheung Sha Wan Plaza Branch | Shop G08, Cheung Sha Wan Plaza, 833 Cheung Sha Wan Road, Kowloon | 2745 7088 |
| 248 Castle Peak Road Branch | 244-248 Castle Peak Road, Cheung Sha Wan, Kowloon | 2386 1233 |
| 412 Castle Peak Road Branch | 412-420 Castle Peak Road, Cheung Sha Wan, Kowloon | 2743 8010 |
| 188 Nam Cheong Street Branch | Shop 8-9, G/F Welland Plaza, 188 Nam Cheong Street, Sham Shui Po, Kowloon | 2788 3238 |
| 223 Nam Cheong Street Branch | 223 Nam Cheong Street, Sham Shui Po, Kowloon | 2928 2088 |
| Stage 7 Mei Foo Sun Chuen Branch | 17-B Mount Sterling Mall, Mei Foo Sun Chuen, Kowloon | 2742 6611 |
| Stage 2 Mei Foo Sun Chuen Branch | 19 Glee Path, Mei Foo Sun Chuen, Kowloon | 2370 8382 |
| Stage 6 Mei Foo Sun Chuen Branch | Shop N47-49, Mount Sterling Mall, Mei Foo Sun Chuen, Kowloon | 2743 4013 |
| Lai Chi Kok (Hong Kong Industrial Centre) Branch | A2, G/F Hong Kong Industrial Centre, 491 Castle Peak Road, Kowloon | 2745 1491 |
| Lai Chi Kok Road Branch | 282-284 Lai Chi Kok Road, Sham Shui Po, Kowloon | 2728 7216 |
| Sham Shui Po Branch | 207-211 Nam Cheong Street, Sham Shui Po, Kowloon | 2777 0171 |
| Sham Shui Po (On Ning Building) Branch | 147-149 Castle Peak Road, Sham Shui Po, Kowloon | 2708 3678 |

## New Territories & Outlying Islands

| Branch | Address | Telephone |
|---|---|---|
| **Sha Tin District** | | |
| Jat Min Chuen Branch | Shop 1, G/F Ming Yiu Lau, Jat Min Chuen, Sha Tin, New Territories | 2647 8784 |
| 41 Tai Wai Road Branch | 41-45 Tai Wai Road, Sha Tin, New Territories | 2929 4288 |
| 74 Tai Wai Road Branch | 74-76 Tai Wai Road, Sha Tin, New Territories | 2699 9523 |
| Fo Tan Branch | No 2, 1/F Shatin Galleria, 18-24 Shan Mei Street, Fo Tan, New Territories | 2691 7193 |
| Lucky Plaza Branch | Lucky Plaza, Wang Pok Street, Sha Tin, New Territories | 2605 6556 |
| City One Sha Tin Branch | Shop A, 16-20 Ngan Shing Commercial Centre, City One, Sha Tin, New Territories | 2648 8083 |
| Shatin Plaza Branch | Shop 6C, 18A-C & 19, L1, Shatin Plaza, Sha Tin, New Territories | 2606 6163 |
| Sha Kok Estate Branch | Shop 39, Sha Kok Shopping Centre, Sha Kok Estate, Sha Tin, New Territories | 2648 0302 |
| Heng On Estate Branch | Shop 203, Commercial Centre, Heng On Estate, Ma On Shan, New Territories | 2642 0111 |
| Ma On Shan Centre Branch | Shop A2, G/F Ma On Shan Centre, Sai Sha Road, Ma On Shan, New Territories | 2631 0063 |
| Lung Hang Estate Branch | 103 Lung Hang Commercial Centre, Sha Tin, New Territories | 2605 8618 |
| Sunshine City Branch | Shop 16, Blocks C & D, Sunshine City, Ma On Shan, New Territories | 2631 1011 |
| Lek Yuen Branch | No 1, Fook Hoi House, Lek Yuen Estate, Sha Tin, New Territories | 2605 3021 |
| **Tai Po District** | | |
| Tai Kwong Lane Branch | 16-22 Tai Kwong Lane, Tai Po Market, New Territories | 2652 2133 |
| Tai Po Branch | 68-70 Po Heung Street, Tai Po Market, New Territories | 2657 2121 |
| Tai Po Plaza Branch | Unit 4, Level 1 Tai Po Plaza, 1 On Tai Road, Tai Po, New Territories | 2665 5890 |
| On Chee Road Branch | Shop 10-11, Jade Plaza, 3 On Chee Road, Tai Po, New Territories | 2665 1966 |
| Fu Heng Estate Branch | Shop 1-2, Fu Heng Shopping Centre, Tai Po, New Territories | 2661 6278 |
| Fu Shin Estate Branch | Shop G11, Fu Shin Shopping Centre, Tai Po, New Territories | 2663 2788 |
| Kwong Fuk Road Branch | 40-50 Kwong Fuk Road, Tai Po Market, New Territories | 2658 2268 |

## BANK OF CHINA (HONG KONG) – BRANCH NETWORK (continued)

| Branch | Address | Telephone |
|---|---|---|
| **Sai Kung District** | | |
| Sai Kung Branch | 7-11 Wan King Path, Sai Kung, New Territories | 2792 1465 |
| East Point City Branch | Shop 187A, East Point City, Tseung Kwan O, New Territories | 2628 7238 |
| Hau Tak Estate Branch | Shop 7, Hau Tak Shopping Centre, Tseung Kwan O, New Territories | 2703 5203 |
| HKUST Branch | The Hong Kong University of Science & Technology, Clear Water Bay Road, New Territories | 2358 2345 |
| Tsui Lam Estate Branch | Shop 101, Tsui Lam Shopping Centre, Tseung Kwan O, New Territories | 2702 0282 |
| Po Lam Estate Branch | Shop 207, Po Lam Shopping Centre, Po Lam Estate, Tseung Kwan O, New Territories | 2701 4962 |
| **Tsuen Wan District** | | |
| Tai Wo Hau Branch | 5-9 Tai Ha Street, Tai Wo Hau, Tsuen Wan, New Territories | 2429 0304 |
| 407 Castle Peak Road Branch | 407-411 Castle Peak Road, Tsuen Wan, New Territories | 2920 3211 |
| Clague Garden Branch | Shop 1-3, Commercial Complex, Clague Garden Estate, 24 Hoi Shing Road, Tsuen Wan, New Territories | 2412 2202 |
| Tsuen Wan VIP Centre | 31-33 Chung On Street, Tsuen Wan, New Territories | 2406 8908 |
| Tsuen Wan Branch | 297-299 Sha Tsui Road, Tsuen Wan, New Territories | 2411 1321 |
| Castle Peak Road (Tsuen Wan) Branch | 201-207 Castle Peak Road, Tsuen Wan, New Territories | 2416 6577 |
| Sham Tseng Branch | Shop G1 & G2, Rhine Garden, Sham Tseng, New Territories | 2491 0038 |
| Fuk Loi Estate Branch | 129-135 Sha Tsui Road, Tsuen Wan, New Territories | 2499 0755 |
| Texaco Road Branch | Shop A112, East Asia Gardens, 36 Texaco Road, Tsuen Wan, New Territories | 2414 4287 |
| **Kwai Tsing District** | | |
| Ha Kwai Chung Branch | 192-194 Hing Fong Road, Kwai Chung, New Territories | 2424 9823 |
| Sheung Kwai Chung Branch | 7-11 Shek Yi Road, Sheung Kwai Chung, New Territories | 2480 6161 |
| Cheung Hong Estate Branch | 201-202 Commercial Centre No 2, Cheung Hong Estate, Tsing Yi, New Territories | 2497 7718 |
| Cheung Fat Estate Branch | Shop 317, Cheung Fat Shopping Centre, Tsing Yi, New Territories | 2433 1689 |
| Cheung Hong Estate Commercial Centre Branch | 2 G/F, Commercial Centre, Cheung Hong Estate, Tsing Yi, New Territories | 2497 0325 |
| Maritime Square Branch | Shop 115, Maritime Square, Tsing Yi, New Territories | 2436 9298 |
| Lei Muk Shue Branch | Shop 1-2, Pak Shue House, Lei Muk Shue Estate, Kwai Chung, New Territories | 2428 5731 |
| Metroplaza Branch | Shop 260-265, Metroplaza, 223 Hing Fong Road, Kwai Chung, New Territories | 2420 2686 |
| Kwai Cheong Road Branch | 40 Kwai Cheong Road, Kwai Chung, New Territories | 2480 3311 |
| Kwai Chung Branch | 432-436 Castle Peak Road, Kwai Chung, New Territories | 2410 9133 |
| Kwai Chung Road Branch | 1009 Kwai Chung Road, Kwai Chung, New Territories | 2424 3021 |
| Kwai Chung Plaza Branch | A18-20, G/F Kwai Chung Plaza, 7-11 Kwai Foo Road, Kwai Chung, New Territories | 2920 2468 |
| **Tuen Mun District** | | |
| Tuen Mun Town Plaza Branch | Shop 2, Tuen Mun Town Plaza Phase II, Tuen Mun, New Territories | 2450 8877 |
| Tuen Mun Fa Yuen Branch | Shop G & H, 6 Tsing Hoi Circuit, Tuen Mun, New Territories | 2458 1033 |
| Tuen Mun San Hui Branch | G13-G14 Eldo Court, Heung Sze Wui Road, Tuen Mun, New Territories | 2457 3501 |
| Siu Hong Court Branch | 226 Commercial Centre, Siu Hong Court, Tuen Mun, New Territories | 2466 6703 |
| Leung King Estate Branch | Shop 211, Leung King Shopping Centre, Tuen Mun, New Territories | 2463 3855 |
| Kin Wing Street Branch | 24-30 Kin Wing Street, Tuen Mun, New Territories | 2465 2212 |
| Venice Gardens Branch | Shop13-15, G/F Venice Gardens, Leung Tak Street, Tuen Mun, New Territories | 2455 1288 |
| Butterfly Estate Branch | Shop 127-134, Tip Ling House, Butterfly Estate, Tuen Mun, New Territories | 2920 5188 |
| **Yuen Long District** | | |
| Tai Tong Road Branch | Shop A135, 1/F Hop Yick Plaza, 23 Tai Tong Road, Yuen Long, New Territories | 2479 2113 |
| Yuen Long Branch | 102-108 Castle Peak Road, Yuen Long, New Territories | 2474 2211 |
| Castle Peak Road (Yuen Long) Branch | 162 Castle Peak Road, Yuen Long, New Territories | 2476 2193 |
| Yuen Long (Hang Fat Mansion) Branch | 8-18 Castle Peak Road, Yuen Long, New Territories | 2475 3777 |
| Tin Shui Estate Branch | Shop 108-109, Tin Shui Shopping Centre, Tin Shui Wai, New Territories | 2445 8728 |
| Hung Shui Kiu Branch | 17-19 Tak Cheung Building, Hung Shui Kiu, Yuen Long, New Territories | 2447 0248 |
| Kau Yuk Road Branch | 18-24 Kau Yuk Road, Yuen Long, New Territories | 2473 2833 |
| Kingswood Villas Branch | A189 Kingswood Richly Plaza, Tin Shui Wai, New Territories | 2448 3313 |
| Kingswood Ginza Branch | Shop G73, Phase 1 Kingswood Ginza, Tin Shui Wai, New Territories | 2616 4233 |
| **North District** | | |
| Sheung Shui Branch | 61 San Fung Avenue, Sheung Shui, New Territories | 2671 0155 |
| Landmark North Branch | Shop 351, Landmark North, Sheung Shui, New Territories | 2670 3131 |
| Sha Tau Kok Branch | Block 16-18, Sha Tau Kok Chuen, Sha Tau Kok, New Territories | 2674 4011 |
| Flora Plaza Branch | Shop 28, Flora Plaza, 88 Pak Wo Road, Fanling, New Territories | 2675 6683 |
| Fanling Centre Branch | Shop 2D-E & H, Fanling Centre, Fanling, New Territories | 2669 7899 |
| Choi Yuen Estate Branch | Shop 4, F3 level Commercial Centre, Choi Yuen Estate, Sheung Shui, New Territories | 2671 6783 |
| 136 San Fung Ave Branch | 136 San Fung Avenue, Sheung Shui, New Territories | 2670 6138 |
| Luen Wo Market Branch | 17-19 Wo Fung Street, Luen Wo Market, Fanling, New Territories | 2675 5113 |
| Luen Shing Street Branch | Shop B, 10-16 Luen Shing Street, Luen Wo Market, Fanling, New Territories | 2675 6113 |
| **Outlying Island District** | | |
| Cheung Chau Branch | 53-55 Tai Sun Street, Cheung Chau, New Territories | 2981 0021 |
| Hong Kong International Airport Branch | Unit 7T075, Passenger Terminal Building, Hong Kong International Airport | 2326 1883 |

## Mainland Branches

| Branch | Address | Telephone |
|---|---|---|
| Shenzhen Branch | G/F, The Kwangtung Provincial Bank Building, 1013 Ren Min Nan Road, Shenzhen, China | (755) 8233 0230 |
| Shenzhen Luohu Sub-Branch | Rm.804-5, Development Centre Building, 2010 Ren Min Nan Road, Shenzhen, China | (755) 8228 0177 |
| Shenzhen Futian Sub-Branch | 1/F, Shen Ye Garden Club House, Caitian Road, Shenzhen, China | (755) 8294 2929 |
| Shantou Branch | G/F, 3 Yingbin Road, Shantou, China | (754) 826 8266 |
| Shanghai Branch | G/F, Po Sang Bank Tower, 668 Beijing Road East, Shanghai, China | (21) 5308 8888 |
| Qingdao Branch | G/F, 6 Yun Xiao Road, Qingdao, China | (532) 573 2828 |

## CORPORATE BANKING & FINANCIAL INSTITUTIONS DEPARTMENT

| Centre/Division | Address | Telephone |
|---|---|---|
| Financial Institutions Division | 10/F, Bank of China Tower, 1 Garden Road, Hong Kong | 2826 6888 |
| Corporate Division | 10/F, Bank of China Tower, 1 Garden Road, Hong Kong | 2826 6888 |
| Small & Medium Enterprises Division | 9/F, Bank of China Tower, 1 Garden Road, Hong Kong | 2826 6888 |
| Commercial Division | 9/F, Bank of China Tower, 1 Garden Road, Hong Kong | 2826 6888 |
| Hong Kong East Commercial Centre | 2-3/F, Eastern Commercial Centre, 393-407 Hennessy Road, Wan Chai, Hong Kong | 2833 8790 |

## CORPORATE BANKING & FINANCIAL INSTITUTIONS DEPARTMENT (continued)

| Centre/Division | Address | Telephone |
|---|---|---|
| Kowloon East Commercial Centre | Room 607-610, 6/F, Telford House, 16 Wang Hoi Road, Kowloon Bay, Kowloon | 3406 7300 |
| Kowloon East Commercial Centre San Po Kong Office | Room 601, 6/F, Stelux House, 698 Prince Edward Road East, San Po Kong, Kowloon | 2263 4900 |
| Kowloon East Commercial Centre Hung Hom Office | Room 507, Block A, Hung Hom Commercial Centre, 37-39 Ma Tau Wai Road, Kowloon | 2197 0188 |
| Kowloon West Commercial Centre | 3/F - 7/F & 9/F, 589 Nathan Road, The Kwangtung Provincial Bank Bldg., Mongkok, Kowloon | 3412 1688 |
| New Territories East Commercial Centre | 3/F, 68-70 Po Heung Street, Tai Po Market, N.T. | 2654 3222 |
| New Territories East Commercial Centre Fo Tan Office | Room 8-11, 14/F, Shatin Galleria, 8-24 Shan Mei Street, Fo Tan, Shatin, N.T. | 2687 5665 |
| New Territories West Commercial Centre | Room 1720-1724, Nan Fung Centre, 264-298 Castle Peak Road, Tsuen Wan, N.T. | 3412 7288 |
| New Territories West Commercial Centre Yuen Long Office | 4/F, The Kwangtung Provincial Bank Building, 102-108 Castle Peak Road, Yuen Long, N.T. | 2442 8783 |
| Trade Services Centre | 3/F-10/F, Bank of China Centre, Olympian City, 11 Hoi Fai Road, Kowloon | 3198 3388 |

## NANYANG COMMERCIAL BANK – BRANCH NETWORK

| Branch | Address | Telephone |
|---|---|---|
| Head Office | 151 Des Voeux Road, Central, Hong Kong | 2852 0888 |
| **Hong Kong Island** | | |
| Western Branch | 128 Bonham Strand, East, Hong Kong | 2851 1100 |
| Causeway Bay Branch | 472 Hennessy Road, Hong Kong | 2832 9888 |
| Happy Valley Branch | 29 Wong Nei Chung Road, Hong Kong | 2893 3383 |
| Kennedy Town Branch | 86 Belcher's Street, Hong Kong | 2817 1946 |
| Quarry Bay Branch | 1014 King's Road, Hong Kong | 2563 2286 |
| Des Voeux Rd, West Branch | 334 Des Voeux Road West, Hong Kong | 2540 4532 |
| Aberdeen Branch | 171 Aberdeen Main Road, Hong Kong | 2553 4115 |
| North Point Branch | 351 King's Road, Hong Kong | 2566 8116 |
| Sheung Wan Branch | 21 Connaught Road, West, Hong Kong | 2559 0888 |
| Sai Wan Ho Branch | 63 Shaukeiwan Road, Hong Kong | 2567 0315 |
| Wanchai Branch | 123 Johnston Road, Hong Kong | 2574 8118 |
| Causeway Centre Branch | Shop 16, Causeway Centre, 28 Harbour Road, Hong Kong | 2827 6338 |
| Central District Branch | 56-58 Wellington Street, Hong Kong | 2522 5011 |
| Sunning Road Branch | 8 Sunning Road, Hong Kong | 2882 7668 |
| **Kowloon** | | |
| Mongkok Branch | 727 Nathan Road, Kowloon | 2394 8206 |
| Yaumati Branch | 309 Nathan Road, Kowloon | 2782 9888 |
| Ferry Point Branch | Offices B,C,D, 10/F and Shops D, E, F, G/F Best-O-Best Commercial Centre, 32-36 Ferry Street, Kowloon | 2332 0738 |
| Homantin Branch | 71A Waterloo Road, Kowloon | 2715 7518 |
| Nathan Road Branch | 570 Nathan Road, Kowloon | 2780 0166 |
| Laichikok Road Branch | 236 Laichikok Road, Kowloon | 2396 4164 |
| Jordan Road Branch | 20 Jordan Road, Kowloon | 2735 3301 |
| Tokwawan Branch | 62 Tokwawan Road, Kowloon | 2764 6666 |
| Kwun Tong Branch | 410 Kwun Tong Road, Kowloon | 2389 6266 |
| Tsimshatsui Branch | Shop A, 1/F, HK Pacific Centre, 28 Hankow Road, Kowloon | 2376 3988 |
| Hunghom Branch | 69A Wuhu Street, Kowloon | 2362 2301 |
| Shamshuipo Branch | 198-200 Tai Po Road, Kowloon | 2777 0147 |
| Tsun Yip Street Branch | 48 Tsun Yip Street, Kowloon | 2790 6688 |
| Peninsula Centre Branch | Shop G48 Peninsula Centre, 67 Mody Road, Kowloon | 2722 0823 |
| San Po Kong Branch | 41-45, Yin Hing Street, Kowloon | 2328 5555 |
| Kowloon City Branch | 86 Nga Tsin Wai Road, Kowloon | 2716 6033 |
| Laguna City Branch | Shop No. 26, Phase 1 Laguna City, Kowloon | 2772 3336 |
| **New Territories** | | |
| Kwai Chung Branch | 100 Lei Muk Road, N.T. | 2480 1118 |
| Tai Po Branch | 71 Po Heung Street, Tai Po Market, N.T. | 2656 5201 |
| Yuen Long Branch | G/F Tung Yik Building, Tai Tong Road, N.T. | 2479 0231 |
| Ha Kwai Chung Branch | 180 Hing Fong Road, N.T. | 2429 4242 |
| Tsuen Wan Branch | 78 Chung On Street, N.T. | 2492 0243 |
| Sheung Shui Branch | 31 Fu Hing Street, N.T. | 2679 4333 |
| Tuen Mun Branch | Forward Mansion, Yan Ching Circuit, N.T. | 2459 8181 |
| Shatin Branch | Shop 7-8, Lucky Plaza, Shatin, N.T. | 2605 9188 |
| Luk Yeung Sun Chuen Branch | P2A-C, 1/F Luk Yeung Galleria, 22-26 Wai Tsuen Road, N.T. | 2498 4411 |
| Sai Kung Branch | Shop 11-12 Sai Kung Garden, Man Nin Street, N.T. | 2791 1122 |
| **The Mainland of China** | | |
| Shenzhen Branch | Nanyang Mansion, 2002 Kin Chit Road, Shenzhen, China | (755) 2515 6333 |
| Shekou Branch | Shekou Finance Centre, Taizi Road, Shenzhen, China | (755) 2682 8788 |
| Haikou Branch | Room 702-703, 7/F, Haikou Nanyang Building, 81 Bin Hai Avenue, Haikou, Hainan Province, China | (898) 6851 2538 |
| Guangzhou Branch | 4th Floor, CITIC Plaza 233 Tianhe North Road, Guangzhou, China | (20) 3891 2668 |
| Dalian Branch | 1/F., Li Yuan Mansion, 16-18 Mingze Street, Dalian, Liaoning Province, China | (411) 8282 3636 |
| Beijing Branch | Level 1A, Regent Court, No. 8B, Jian Guo Men Wai Da Jie, Beijing, China | (10) 6568 4728 |
| **Overseas** | | |
| San Francisco Branch | 31/F., 50 California Street, San Francisco, CA94111, USA | (415) 398 8866 |

## CHIYU BANKING CORPORATION – BRANCH NETWORK

| Branch | Address | Telephone |
|---|---|---|
| Head Office | 78, Des Voeux Road Central, Hong Kong | 2843 0111 |
| **Hong Kong Island** | | |
| North Point Branch | 390-394 King's Road, North Point, Hong Kong | 2570 6381 |
| Wanchai Branch | 325 Hennessy Road, Wanchai, Hong Kong | 2572 2823 |
| Sheung Wan Branch | 22-24 Bonham Strand West, Hong Kong | 2544 1678 |
| Western Branch | 429-431 Queen's Road West, Hong Kong | 2548 2298 |
| Quarry Bay Branch | 997 King's Road, Quarry Bay, Hong Kong | 2811 3131 |
| **Kowloon** | | |
| Hung Hom Branch | 23-25 Gillies Avenue, Hung Hom, Kowloon | 2362 0051 |
| Kwun Tong Branch | 42-44 Mut Wah Street, Kwun Tong, Kowloon | 2343 4174 |
| Sham Shui Po Branch | 235-237 Laichikok Road, Kowloon | 2789 8668 |
| San Po Kong Branch | 61-63 Hong Keung Street, San Po Kong, Kowloon | 2328 5691 |
| Yau Ma Tei Branch | 117-119 Shanghai Street, Yaumatei, Kowloon | 2332 2533 |
| Castle Peak Road Branch | 226-228 Castle Peak Road, Kowloon | 2720 5187 |
| Kowloon Bay Branch | Shop No.10, G/F., Kai Lok House, Kai Yip Estate, Kowloon Bay, Kowloon | 2796 8968 |
| Tokwawan Branch | G/F, Shop Nos.11-13, 78 Tokwawan Road, Kowloon | 2765 6118 |
| Tsz Wan Shan Branch | Shop 202, 2/F., Tsz Wan Shan Shopping Centre, 23 Yuk Wah ST., Tsz Wan Shan, Kowloon | 2322 3313 |
| **New Territories** | | |
| Tuen Mun Yau Oi Estate Branch | Shop No.103-104, G/F Restaurant Block, Yau Oi Estate, Tuen Mun, N.T. | 2452 3666 |
| Kwai Hing Estate Branch | Shop No.1, G/F, Hing Yat House, Kwai Hing Estate, Kwai Chung, N.T. | 2487 3332 |
| Tai Po Tai Wo Estate Branch | Shop No.112-114, G/F., On Wo House, Tai Wo Estate, Tai Po, N.T. | 2656 3386 |
| Belvedere Garden Branch | Shop No. 5A, G/F., Belvedere Square, Tsuen Wan, N.T. | 2411 6789 |
| Tsuen Wan Branch | Shop 1 & 1d, Level 2, Discovery Park Commercial Centre, Tsuen Wan, N.T. | 2413 8111 |
| Shatin Sui Wo Court Branch | Shop No. F7, Commercial Centre, Sui Wo Court, Shatin, N.T. | 2601 5888 |
| Ma On Shan Branch | Shop 313 Level 3, Ma On Shan Plaza Bayshore Tower, Ma On Shan, N.T. | 2640 0733 |
| Sheung Tak Estate Branch | Shop No.238, Sheung Tak Shopping Centre, Sheung Tak Est., Tseung Kwan O, N.T. | 2178 2278 |
| **The Mainland of China** | | |
| Xiamen Branch | 1/F, 859 Xiahe Road, Xiamen, Fujian Province, China | (86-592) 5851 691 |
| Fuzhou Branch | 1/F, International Bldg., 210 Wusi Road, Fuzhou Fujian Province, China | (86-591) 7810 078 |









52/F Bank of China Tower, 1 Garden Road, Hong Kong
Website: www.bochk.com

**THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION**

**If you are in any doubt** as to any aspect of this document or as to the action you should take, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

**If you have sold all** your shares in BOC Hong Kong (Holdings) Limited (中銀香港 (控股) 有限公司), you should at once hand this document and the accompanying proxy form and, if applicable, the Annual Report 2004 or the Summary Financial Report 2004 to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser or transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this document, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.


SEC MAIL PROCESSING
RECEIVED
APR 1 5 2005
WASH, D.C.
202
SECTION



中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

(Incorporated in Hong Kong with limited liability)
(Stock Code : 2388)

# Notice of Annual General Meeting

# and

# Proposed General Mandates to Issue and Repurchase Shares

A notice convening the Annual General Meeting of BOC Hong Kong (Holdings) Limited to be held at Meeting Room 401, Hong Kong Convention and Exhibition Centre, 1 Harbour Road, Wanchai, Hong Kong (please use Harbour Road entrance) on Thursday, 26th May, 2005 at 3:00 p.m. (registration will begin at 2:30 p.m.) is set out in this document. **Please note that refreshments will not be served at the Annual General Meeting.**

Whether or not you are able to attend the Annual General Meeting, you are advised to read the notice and to complete and return the enclosed proxy form, in accordance with the instructions printed thereon, to the registered office of BOC Hong Kong (Holdings) Limited at 52nd Floor, Bank of China Tower, 1 Garden Road, Hong Kong, as soon as possible but in any event not less than 48 hours before the time appointed for the holding of the Annual General Meeting. Completion of the proxy form and its return will not preclude you from attending, and voting at, the Annual General Meeting if you so wish.

12th April, 2005

# CONTENTS

*Pages*

In this document, unless the context otherwise requires, the following expressions have the following meanings :

| | |
|---|---|
| "ADS" | means American Depository Shares of the Company; |
| "AGM" | means the annual general meeting of the Company convened to be held on Thursday, 26th May, 2005 at 3:00 p.m. (registration will begin at 2:30 p.m.) at Meeting Room 401, Hong Kong Convention and Exhibition Centre, 1 Harbour Road, Wanchai, Hong Kong; |
| "Board" or "Board of Directors" | means the Board of Directors of the Company; |
| "BOC" | means Bank of China Limited (formerly known as Bank of China), a state-owned commercial bank established under the laws of the PRC and a joint stock company with limited liability; |
| "BOCHK" | means Bank of China (Hong Kong) Limited, a company incorporated under the laws of Hong Kong and a wholly owned subsidiary of the Company; |
| "Committee(s)" | means Committee(s) established by the Board of Directors from time to time; |
| "Companies Ordinance" | means the Companies Ordinance, Chapter 32 of the Laws of Hong Kong; |
| "Company" | means BOC Hong Kong (Holdings) Limited, a company incorporated in Hong Kong, the shares of which are listed on the Stock Exchange; |
| "Group" | means the Company and its subsidiaries; |
| "Hong Kong" | means the Hong Kong Special Administrative Region of the PRC; |
| "Huijin" | means China SAFE Investments Ltd. (previously known as Central Huijin Investment Company Limited); |
| "Latest Practicable Date" | means 1st April, 2005, being the latest practicable date prior to the printing of this document for ascertaining certain information contained herein; |
| "Listing Rules" | means the Rules Governing the Listing of Securities on the Stock Exchange; |
| "PRC" | means the People's Republic of China; |
| "Share(s)" | means share(s) of HK$5.00 each in the share capital of the Company; |
| "Share Repurchase Mandate" | means the proposed general mandate to repurchase shares; |
| "Share Repurchase Resolution" | means the proposed resolution to approve the grant of the Share Repurchase Mandate; and |
| "Stock Exchange" | means The Stock Exchange of Hong Kong Limited. |



中銀香港(控股)有限公司

BOC HONG KONG (HOLDINGS) LIMITED

(Incorporated in Hong Kong with limited liability)

*Board of Directors :*

* Mr. XIAO Gang (Chairman)
* Mr. SUN Changji (Vice-chairman)
Mr. He Guangbei (Vice-chairman and Chief Executive)
* Mr. HUA Qingshan
* Mr. LI Zaohang
* Mr. ZHOU Zaiqun
* Mdm. ZHANG Yanling
** Dr. FUNG Victor Kwok King
** Mr. SHAN Weijian
** Mr. TUNG Chee Chen
** Mdm. YANG Linda Tsao

*Senior Adviser :*
Mr. NEOH Anthony Francis

* *non-executive directors*
** *independent non-executive directors*

*Registered Office:*
52nd Floor
Bank of China Tower
1 Garden Road
Hong Kong

12th April, 2005

Dear Shareholder,

On behalf of the Board of Directors, I invite you to attend the AGM to be held on Thursday, 26th May, 2005 at 3:00 p.m. at the Hong Kong Convention and Exhibition Centre. The AGM offers a valuable opportunity for you to meet the members of our Board and Senior Management and to raise queries on the operation, management and other issues relating to the Group.

The items of business to be considered at the AGM are described in detail in the notice of the AGM which follows this letter. Your participation at the AGM is very important and you can exercise your right to vote whether you choose to attend the meeting or not. If you are unable to attend the AGM in person, we encourage you to vote by completing and returning the enclosed proxy form. Even if you have done so, you may still attend and vote in person at the AGM if you so wish.

We believe sound corporate governance is crucial to our development in the long term and we aspire to a high standard of governance. As part of our ongoing efforts to enhance our corporate governance and transparency, we have provided in this document background information to the resolutions to be proposed at the AGM (see Appendix I), information on the retiring Directors (see Appendix II) and information on voting and other issues relating to the AGM in the form of "Frequently Asked Question" (see Appendix IV) so that shareholders have a better understanding of their rights and can make an informed decision in relation to the subject matters of the AGM. In order to enhance the transparency of shareholders' voting at the AGM, I will also direct that all the proposed resolutions be voted on by poll. We have engaged Computershare Hong Kong Investor Services Limited, the Company's share registrar, to act as the scrutineer. Results of the poll voting will be published in the press and on the Company's website at www.bochk.com.

The Board considers that all resolutions proposed for consideration and approval by the shareholders at the AGM are in the best interests of the Company and its shareholders as a whole. Accordingly, the Board recommends that shareholders vote in favour of the proposed resolutions.

We look forward to seeing you and answering your questions at the AGM.

Yours faithfully,
**XIAO Gang**
*Chairman*



中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED
(Incorporated in Hong Kong with limited liability)
**(the "Company")**

## NOTICE OF ANNUAL GENERAL MEETING

**NOTICE IS HEREBY GIVEN** that the Annual General Meeting of the Company will be held on Thursday, 26th May, 2005 at 3:00 p.m. (registration will begin at 2:30 p.m.) at Meeting Room 401, Hong Kong Convention and Exhibition Centre, 1 Harbour Road, Wanchai, Hong Kong (please use Harbour Road entrance) for the purpose of transacting the following business:

### ORDINARY BUSINESS

1. To receive and consider the audited Statement of Accounts and the Reports of the Directors and of the Auditors of the Company for the year ended 31st December, 2004.
2. To declare a final dividend of HK$0.395 per share for the year ended 31st December, 2004.
3. To re-elect Directors.
4. To re-appoint PricewaterhouseCoopers as Auditors of the Company and authorise the Board of Directors or a duly authorised Committee of the Board to determine their remuneration.

### SPECIAL BUSINESS

To consider and, if thought fit, to pass with or without modification the following ordinary resolutions:

5. **"THAT:**

(A) subject to paragraph (B) of this Resolution, the exercise by the Board of Directors during the Relevant Period of all the powers of the Company to allot, issue, grant, distribute and otherwise deal with additional Shares and to make, issue or grant offers, agreements, options, warrants and other securities which will or might require Shares to be allotted, issued, granted, distributed or otherwise dealt with during or after the end of the Relevant Period, be and is hereby generally and unconditionally approved;

(B) the aggregate nominal amount of share capital allotted, issued, granted, distributed or otherwise dealt with or agreed conditionally or unconditionally to be allotted, issued, granted, distributed or otherwise dealt with (whether pursuant to an option, conversion or otherwise) by the Board of Directors pursuant to the approval in paragraph (A) of this Resolution, otherwise than pursuant to:

(i) a Rights Issue; or

(ii) the exercise of rights of subscription or conversion under the terms of any warrant issued by the Company or any securities which are convertible into Shares; or

(iii) any scrip dividend or similar arrangement providing for the allotment of Shares in lieu of the whole or part of a dividend on Shares pursuant to the Articles of Association of the Company from time to time; or

(iv) any share option scheme or savings-based share option plans or similar arrangement for the time being adopted by the Company for the grant or issue to eligible participants of such scheme, plan or arrangement of Shares or rights to acquire Shares, including without limitation pursuant to the rules of the Company's 2002 Share Option Scheme and 2002 Sharesave Plan, both of which were adopted by shareholders of the Company on 10th July, 2002,

shall not exceed the aggregate of:

(a) 20% or, in the case of issue of shares solely for cash and unrelated to any asset acquisition, 10% of the aggregate nominal amount of the issued share capital of the Company as at the date of passing this Resolution; and

(b) (if the Board of Directors is so authorised by a separate resolution of the shareholders of the Company) the aggregate nominal amount of the issued share capital of the Company purchased by the Company subsequent to the passing of this Resolution (up to a maximum equivalent to 10% of the aggregate nominal amount of the issued share capital of the Company as at the date of passing this Resolution),

and the said approval shall be limited accordingly; and

(C) for the purpose of this Resolution:

(i) "Relevant Period" means the period from (and including) the date of passing this Resolution until whichever is the earliest of:

(a) the conclusion of the next annual general meeting of the Company;

(b) the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association of the Company or by any applicable law to be held; and

(c) the revocation or variation of the authority given under this Resolution by an ordinary resolution of the shareholders of the Company in general meeting;

(ii) "Rights Issue" means an offer of Shares open for a period fixed by the Board of Directors to the holders of Shares whose names appear on the Register of Members of the Company (and, if appropriate, to the holders of warrants and other securities which carry a right to subscribe or purchase Shares on the relevant register) on a fixed record date in proportion to their holdings of such Shares (and, if appropriate, such warrants and other securities) as at that date (subject to such exclusions or other arrangements as the Board of Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any legal or practical restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any jurisdiction or territory applicable to the Company); and

(iii) "Shares" means ordinary shares of HK$5.00 each in the capital of the Company."

6. "**THAT:**

(A) subject to paragraph (B) of this Resolution, the exercise by the Board of Directors during the Relevant Period of all the powers of the Company to purchase Shares on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") or any other stock exchange on which the Shares may be listed and which is recognised by the Securities and Futures Commission of Hong Kong and the Stock Exchange for this purpose, subject to and in accordance with all applicable laws, including the Hong Kong Code on Share Repurchases and the Rules Governing the Listing of Securities on the Stock Exchange (as amended from time to time), be and is hereby generally and unconditionally approved;

(B) the aggregate nominal amount of Shares which may be purchased or agreed conditionally or unconditionally to be purchased by the Company pursuant to the approval in paragraph (A) of this Resolution shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company as at the date of passing this Resolution, and the said approval shall be limited accordingly; and

(C) for the purpose of this Resolution:

(i) "Relevant Period" means the period from (and including) the date of passing this Resolution until whichever is the earliest of:

(a) the conclusion of the next annual general meeting of the Company;

(b) the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association of the Company or by any applicable law to be held; and

(c) the revocation or variation of the authority given under this Resolution by an ordinary resolution of the shareholders of the Company in general meeting;

(ii) "Shares" means ordinary shares of HK$5.00 each in the capital of the Company."

7. "**THAT** conditional on the passing of Resolutions 5 and 6, the general mandate granted to the Board of Directors to exercise the powers of the Company to allot, issue, grant, distribute or otherwise deal with additional shares in the Company pursuant to Resolution 5 be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of the issued share capital of the Company purchased by the Company under the general mandate granted pursuant to Resolution 6, provided that such amount shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company as at the date of passing Resolutions 5 and 6."

By Order of the Board
**Jason C.W. Yeung**
*Company Secretary*

Hong Kong, 12th April, 2005

*Registered Office:*
52nd Floor
Bank of China Tower
1 Garden Road
Hong Kong

*Notes:*

1. The Chairman of the Board has indicated that he would direct that each of the resolutions set out in the notice of the meeting be voted on by poll.

2. Any member entitled to attend and vote at the meeting convened by the above notice is entitled to appoint one or two proxies to attend and vote instead of him/her. A proxy need not be a member of the Company.

3. In order to be valid, the instrument appointing a proxy together with the power of attorney or other authority, if any, under which it is signed, or a notarially certified copy of such power of attorney or authority, should be deposited at the registered office of the Company at least 48 hours before the time fixed for holding the meeting or any adjournment thereof. Completion and return of a form of proxy will not preclude a member from attending in person and voting at the meeting or any adjournment thereof should he/she so wish.

4. The Register of Members of the Company will be closed, for the purpose of determining shareholders' entitlement to the proposed final dividend, from Thursday, 19th May, 2005 to Tuesday, 24th May, 2005 (both days inclusive), during which period no transfer of shares can be registered. In order to qualify for the proposed final dividend, all share transfers, accompanied by the relevant share certificates, must be lodged for registration with the Company's share registrar, Computershare Hong Kong Investor Services Limited at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, not later than 4:00 p.m. on Wednesday, 18th May, 2005.

5. In relation to Resolution 6, an explanatory statement (as required by the Listing Rules) is set out in Appendix III of this document.

6. By Resolutions 5 and 7, approval is being sought from members, as a general mandate in compliance with section 57B of the Companies Ordinance (Cap. 32 of the Laws of Hong Kong) and the Listing Rules, so that in the event it becomes desirable for the Company to issue any new shares, the Board of Directors is given the flexibility and discretion to allot and issue new shares up to 20% or 10% (as the case may be) of the issued share capital of the Company, together with such number of shares as may be purchased by the Company pursuant to the general mandate under Resolution 6, as more particularly described in Resolutions 5, 6 and 7.

7. In case of joint shareholdings, the vote of the senior joint shareholder who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint shareholder(s) and for this purpose seniority will be determined by the order in which the names stand in the Register of Members of the Company in respect of the joint shareholding. Accordingly, investors who wish to have joint shareholding in the Company should bear in mind the above provisions when they decide how they wish their shares to be registered.

---

**Please note that refreshments will not be served at the Annual General Meeting.**

1. **Audited financial statements for the year ended 31st December, 2004**

The results of the Group for the year ended 31st December, 2004 are set out in the Company's Annual Report 2004 and a summary thereof is contained in the Company's Summary Financial Report 2004. Both Reports are available in English and Chinese and may be downloaded from the Company's website at www.bochk.com and the Stock Exchange's website at www.hkex.com.hk. You may also obtain a copy of either Report (in English or Chinese or both) free of charge from the Company's Share Registrar, Computershare Hong Kong Investor Services Limited, at 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong.

If you have any queries about how to obtain copies of the Reports or how to access those documents on the Company's website, please call the Company's hotline at (852) 2846 2700.

2. **Declaration of 2004 final dividend**

The Board has recommended a final dividend of HK$0.395 per share which is subject to approval of shareholders at the AGM. If approved, the final dividend will be paid on Tuesday, 31st May, 2005 to shareholders whose names appear on the Register of Members of the Company on Tuesday, 24th May, 2005. Together with the interim dividend of HK$0.32 per share declared in August 2004, the total dividend payout for 2004 would be HK$0.715 per share.

3. **Re-election of Directors**

In accordance with Article 98 of the Company's Articles of Association, at each annual general meeting, one-third of the Directors or the nearest number to but not less than one-third of the Directors shall retire from office by rotation and be eligible for re-election. Mr. Sun Changji, Mr. Hua Qingshan, Mdm. Zhang Yanling and Dr. Fung Victor Kwok King will retire by rotation at the AGM and, being eligible, offer themselves for re-election. Notwithstanding the provisions of the Companies Ordinance, separate resolutions will be proposed for the re-election of each of the aforesaid retiring directors.

Information on the retiring Directors' biographical details and attendance records at Board and Committee meetings is set out in Appendix II of this document.

All of the retiring Directors are appointed for a fixed term of 3 years subject to rotation in accordance with the Company's Articles of Association. Formal letters of appointment are in place to set out the key terms and conditions relative to their appointment. As regards Dr. Fung, the Company has received from him an annual confirmation of his independence and hence the Company still considers Dr. Fung to be independent.

Mr. Hua is a director of BOC and Mdm. Zhang is a member of the senior management of BOC. BOC is the Company's controlling shareholder, which was re-organised into a joint stock company and changed its name to Bank of China Limited in August 2004. Mr. Sun and Mdm. Zhang were directors of BOC prior to its re-organisation. Save as disclosed aforesaid, none of the retiring Directors has any relationship with any Directors, senior management or substantial or controlling shareholders of the Company.

Mr. Sun, Mr. Hua and Mdm. Zhang were granted options by BOC Hong Kong (BVI) Limited, the Company's immediate holding company, pursuant to a Pre-listing Share Option Scheme to purchase Shares of the Company. As at 31st December, 2004, Mr. Sun, Mr. Hua and Mdm. Zhang had outstanding options to purchase 1,590,600, 1,446,000 and 1,446,000 Shares respectively pursuant to the said Scheme. Further details of such options are set out in the Report of the Directors of the Company's Annual Report 2004. Save as disclosed aforesaid, none of the retiring Directors has any interests in the Shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

As non-executive Directors, all of the retiring Directors do not have service contracts with the Company.

4. **Re-appointment of Auditors**

The Board proposes that PricewaterhouseCoopers be re-appointed as auditors of the Group and that the Board or a duly authorised Committee of the Board be authorised to determine their remuneration. PricewaterhouseCoopers have served as auditors of the Group since 2002.

For 2004, fees charged by PricewaterhouseCoopers were HK$40 million, of which HK$24 million were for audit services and HK$16 million were related to other services (including the review of our 2004 interim results). For 2003, these fees totalled HK$38 million, of which HK$29 million were for audit services (including the audit of our 2003 interim results) and HK$9 million were related to other services.

The audit fee of HK$24 million was approved by the Audit Committee and endorsed by the Board. The Audit Committee has been briefed of the non-audit services and the non-audit fee of HK$16 million and was satisfied that such non-audit services did not (in terms of the nature of the services and the amount of fees charged relative to the audit fees) affect the independence of PricewaterhouseCoopers. The non-audit services mainly comprised tax-related services, internal control review services in relation to the Tian Xing Jian Project and accounting consultations.

5. **General Mandates to issue and repurchase shares**

By resolutions passed by the shareholders at the annual general meeting of the Company held on 21st May, 2004, the Board was granted general mandates (i) to allot, issue and otherwise deal with Shares up to 20% of the issued share capital of the Company as at the date of passing the said resolutions, plus the aggregate number of Shares purchased by the Company; and (ii) to purchase Shares of the Company on the Stock Exchange up to 10% of the issued share capital of the Company as at the date of passing the said resolutions. Under the Companies Ordinance and the Listing Rules, these general mandates will lapse at the conclusion of the AGM, unless renewed at that meeting.

The Board is aware of investor concerns on possible dilution of shareholders' value resulting from the exercise of the general mandate to issue Shares. Further, the Company is fully committed to adopt a high standard of corporate governance. Accordingly, in conjunction with the renewal of the general mandate to issue and allot Shares at the AGM, the Board proposes to restrict the mandate to 10% (as opposed to 20%) of the Company's issued share capital if the Shares are issued solely for cash and unrelated to any asset acquisition but otherwise, the mandate will remain 20%. As further safeguard of shareholders' rights, the Board has also adopted the following internal policies for the exercise of such power in the case of an issue of Shares solely for cash :

(a) The Board will not exercise the mandate at a discount that will result in significant dilution of shareholders' value.

(b) The Board will have regard to factors such as the Group's capital adequacy ratio and in particular, its Tier 1 capital, cost and benefit of raising Tier 2 capital, need for cash for the Group's business development, the principle that shareholders should be treated equally and even handedly, pro-rata rights of shareholders and the alternative of doing a rights issue.

The exercise of the Share Repurchase Mandate, on the other hand, will generally lead to an enhancement in shareholders' value in terms of, among others, net assets or earnings per share and return on equity. Accordingly, the Board proposes to maintain the Share Repurchase Mandate at 10% of the Company's issued share capital as in year 2004. Again, for better corporate governance, the Board has also adopted the following internal policies for the exercise of such power:

(a) The Board will exercise the power upon the occurrence of the triggering events, namely :
  - Market price of the Shares is lower than the fair value of the Shares.
  - The Group has surplus funds which is in excess of its short to mid term development requirements.
  - The Board considers it proper and appropriate to exercise the power for enhancing the return on equity or net assets or earnings per Share of the Company.

(b) In general, such purchases will be made on the Stock Exchange. However, if it is expected that the size of the purchases may lead to a disorderly market for the Shares, then the Board will consider to make the purchases through a general offer, i.e. in proportion to the shareholding of all existing shareholders.

(c) The purchase price should not be higher than the fair value of the Shares.

As at the Latest Practicable Date, the issued share capital of the Company comprised 10,572,780,266 Shares. Subject to the passing of the relevant ordinary resolutions and on the basis that no further Shares would be issued or repurchased prior to the AGM, exercise in full of the 20% and 10% general mandate to issue shares would result in the issue of 2,114,556,053 and 1,057,278,026 Shares respectively and the exercise in full of the Share Repurchase Mandate would result in the repurchase of 1,057,278,026 Shares.

The full text of the resolutions to renew the general mandate to allot and issue Shares and the Share Repurchase Mandate is set out in the notice of the AGM contained in this document. The explanatory statement required by the Listing Rules to be sent to shareholders in connection with the Share Repurchase Mandate is set out in Appendix III to this document.

To enable shareholders to make an informed decision on the re-election of the retiring Directors, we set out below the biographical details and attendance records at Board and Committee meetings of the retiring Directors for the information of shareholders.

1. **Mr. SUN Changji**, *Vice Chairman*

Aged 62 and appointed on 17th September, 2001, is a Vice Chairman of the Board of Directors and Chairman of the Nomination and Remuneration Committee of both the Company and BOCHK. He is also a Director of BOC Hong Kong (BVI) Limited and BOC Hong Kong (Group) Limited. Mr. Sun was a Vice Chairman of the Board of Directors of BOC from November 2000 to August 2004 and an Executive Vice President of BOC from January 1999 to August 2004. Mr. Sun is a senior engineer (professor). In January 2003, Mr. Sun was elected as a member of the tenth National Committee of the Chinese People's Political Consultative Conference. He was concurrently the President of China Orient Asset Management Corporation from September 1999 to August 2001. Mr. Sun was the First Deputy Director-General of the State Administration of Machinery Industry of the PRC from April 1998 to January 1999 and a Vice Minister of the Ministry of Machinery Industry of the PRC from April 1993 to April 1998. He was a Deputy Director-General of the Production Department of the Ministry of Machinery Industry from 1991 to 1993. Mr. Sun graduated from Tsinghua University in 1966 with a bachelor's degree.

Mr. Sun has attended 5 out of the 6 Board meetings and all 4 Nomination and Remuneration Committee meetings held in 2004.

2. **Mr. HUA Qingshan**, *Non-executive Director*

Aged 52 and appointed on 17th June, 2002, is a Non-executive Director and a member of the Risk Committee of both the Company and BOCHK. Mr. Hua is also a Director and an Executive Vice President of BOC and the Chairman of BOC Credit Card (International) Limited. Mr. Hua was an Executive Assistant President of BOC from June 1994 to December 1998. Mr. Hua graduated from Peking University in 1984 and obtained a master's degree from Hunan University in 1996.

Mr. Hua has attended 5 out of the 6 Board meetings and all 7 Risk Committee meetings held in 2004.

3. **Mdm. ZHANG Yanling**, *Non-executive Director*

Aged 53 and appointed on 17th June, 2002, is a Non-executive Director and a member of the Risk Committee of both the Company and BOCHK. She is also an Executive Vice President of BOC and the Chairman of BOC International Holdings Limited and Bank of China (Hungary) Limited. Mdm. Zhang is a Vice Chair of ICC Commission on Banking Technique and Practice since September 2003. Mdm. Zhang has joined BOC for 28 years. Mdm. Zhang had been Executive Assistant President of BOC since October 2000 and is also the Chief Legal Adviser of BOC since December 2002. Mdm. Zhang was the General Manager of BOC, Milan Branch from April 2000 to October 2001 and the General Manager of the Legal Department of BOC from February 2001 to August 2002. She was the Deputy General Manager of the Training Department of BOC from June 1992 to April 1997, the General Manager of the Banking Department of BOC from April 1997 to April 2000 and was a Managing Director of BOC from November 2000 to August 2004. Mdm. Zhang graduated from Liaoning University in 1977 with a bachelor's degree and obtained a master's degree from Wuhan University in 1999.

Mdm. Zhang has attended all 6 Board meetings and 5 out of 7 Risk Committee meetings held in 2004.

4. **Dr. FUNG Victor Kwok King**, *Independent Non-executive Director*

Aged 59 and appointed on 17th June, 2002, is an Independent Non-executive Director of both the Company and BOCHK. He is also a member of the Audit Committee and the Nomination and Remuneration Committee of both the Company and BOCHK. Dr. Fung is Chairman of the Li & Fung Group of companies (including publicly listed Li & Fung Limited, Integrated Distribution Services Group Limited and Convenience Retail Asia Limited), the Hong Kong Airport Authority, the Hong Kong University Council, the Greater Pearl River Delta Business Council and the Hong Kong - Japan Business Co-operation Committee. He is a member of Chinese People's Political Consultative Conference and the HKSAR Government Judicial Officers Recommendation Committee. He is also an Independent Non-executive Director of PCCW Limited, Orient Overseas (International) Limited and Sun Hung Kai Properties Limited. Dr. Fung holds Bachelor and Master Degrees in Electrical Engineering from the Massachusetts Institute of Technology and a Doctorate in Business Economics from Harvard University. In 2003, HKSAR Government awarded Dr. Fung the Gold Bauhinia Star for distinguished services to the community.

Dr. Fung has attended all 6 Board meetings, all 4 Nomination and Remuneration Committee meetings and 4 out of 5 Audit Committee meetings held in 2004.

This Appendix serves as an explanatory statement, as required by the Listing Rules, to provide requisite information to shareholders for their consideration of the Share Repurchase Mandate which permits the purchase of Shares up to a maximum of 10% of the issued share capital of the Company as at the date of passing the Share Repurchase Resolution. The Listing Rules provide that all purchases of shares on the Stock Exchange by a company with its primary listing on the Stock Exchange must be approved in advance by an ordinary resolution, either by way of a specific approval in relation to specific transactions or by a general mandate to the board of directors of the company to make such purchases.

This Appendix also constitutes a memorandum of the terms of the Share Repurchase Mandate as required under Section 49BA of the Companies Ordinance.

## 1. SHARE CAPITAL

As at the Latest Practicable Date, the issued share capital of the Company comprised 10,572,780,266 Shares.

Subject to the passing of the Share Repurchase Resolution and on the basis that no further Shares would be issued prior to the AGM, the Company would be allowed under the Share Repurchase Resolution to purchase a maximum of 1,057,278,026 Shares based on the issued share capital of the Company as at the Latest Practicable Date.

## 2. REASONS FOR SHARE REPURCHASE

The Board of Directors believes that the Share Repurchase Mandate is in the interests of the Company and its shareholders as a whole. Such purchases may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net assets and/or earnings per Share of the Company and will only be made when the Board of Directors believes that such a purchase will benefit the Company and the shareholders as a whole.

## 3. FUNDING OF PURCHASES

In purchasing Shares, the Company may only apply funds legally available for such purpose in accordance with its Memorandum and Articles of Association and the Companies Ordinance. The Companies Ordinance provides that the amount paid in connection with a purchase may only be made from the distributable profits of the Company and/or the proceeds of a new issue of Shares made for the purpose of the purchase to the extent permissible under the Companies Ordinance.

If the Share Repurchase Mandate were to be carried out in full at any time during the proposed purchase period, there will not be any material adverse impact on the working capital or gearing position of the Company as compared with the position disclosed in the audited accounts of the Company for the year ended 31st December, 2004.

## 4. SHARE PRICE

The highest and lowest prices at which the Shares have been traded on the Stock Exchange during each of the previous 12 months before the Latest Practicable Date were as follows:

| | **Share Price *(HK$)*** | |
|---|---|---|
| | **Highest** | **Lowest** |
| **2004** | | |
| April | 15.25 | 13.10 |
| May | 13.80 | 11.25 |
| June | 13.80 | 12.10 |
| July | 13.60 | 12.60 |
| August | 14.15 | 12.60 |
| September | 14.70 | 13.80 |
| October | 14.55 | 13.70 |
| November | 14.75 | 14.05 |
| December | 15.40 | 14.50 |
| **2005** | | |
| January | 15.05 | 14.05 |
| February | 14.85 | 14.20 |
| March | 14.80 | 14.35 |

5. **UNDERTAKING**

The Board of Directors has undertaken to the Stock Exchange that, so far as the same may be applicable, it will exercise the powers of the Company to make purchases pursuant to the Share Repurchase Mandate and in accordance with the Listing Rules, the applicable laws of Hong Kong and the regulations set out in the Memorandum and Articles of Association of the Company.

None of the Directors and, to the best of their knowledge having made all reasonable enquiries, their associates, have any present intention to sell any Shares to the Company if the Share Repurchase Mandate is granted by the shareholders.

No connected persons (as defined in the Listing Rules) have notified the Company that they have a present intention to sell Shares to the Company. Save and except the Directors, no connected persons have undertaken not to sell any Shares held by them to the Company, in the event that the Share Repurchase Mandate is granted by the shareholders.

6. **EFFECT OF THE HONG KONG CODE ON TAKEOVERS AND MERGERS**

The Board of Directors is not aware of any consequences which the exercise in full of the Share Repurchase Mandate would have under the Hong Kong Code on Takeovers and Mergers. As at the Latest Practicable Date, Huijin beneficially owned Shares representing 65.97% of the issued share capital of the Company. If the Board was to exercise the Share Repurchase Mandate in full, Huijin's percentage shareholding in the Company would be increased to 73.30%. Such an increase would not give rise to an obligation to make a mandatory offer under Rule 26 of the Hong Kong Code on Takeovers and Mergers.

The Board of Directors shall ensure that no purchase of Shares would result in the aggregate number of Shares held by public shareholders falling below the minimum percentage specified by the Stock Exchange in respect of the Company.

7. **PURCHASES MADE BY THE COMPANY**

The Company has not purchased any Shares (whether on the Stock Exchange or otherwise) in the 6 months preceding the date of this document.

**Q : AM I ENTITLED TO VOTE ?**

**A :** You are entitled to vote if you are a holder of Shares as of the record date on 24th May, 2005.

**Q : HOW CAN I VOTE ?**

**A :** How you vote depends on whether you are a registered or non-registered shareholder. You are a registered shareholder if you have a share certificate registered in your name. You are a non-registered shareholder if your shares are registered in the name of an intermediary (for example, a bank, a trustee or a securities broker). Please refer to the following Q&As on how to exercise your right to vote in either case.

**Q : HOW CAN I VOTE IF I AM A REGISTERED SHAREHOLDER ?**

**A :** As a registered shareholder, you may vote in one of several ways :

(a) Attend the meeting

You are entitled to attend the AGM and cast your vote in person. In the case of corporate shareholder, the corporation must have submitted a properly executed proxy or appointment of corporate representative.

OR

(b) By proxy

If you do not plan to attend the AGM, you may cast your vote by proxy in one of two ways :

- You may authorise the Chairman of the AGM to vote your shares. You may convey your voting instructions by completing the enclosed proxy form in full, sign and return it to the registered office of the Company; OR
- You may appoint some other person to attend the AGM and vote your shares on your behalf. You may appoint up to two proxies to represent you. Your proxy needs not be a shareholder of the Company but he/she must attend the AGM in person. If you choose this option, you should print your appointee's name in the blank space on the enclosed proxy form, and complete and return the proxy form by following the detailed instructions stated on the proxy form.

To ensure that your vote is recorded, your proxy must be received by the Company no later than 3:00 p.m. on 24th May, 2005.

**Q : HOW CAN I VOTE IF I AM A NON-REGISTERD SHAREHOLDER ?**

**A :** If you are a non-registered shareholder and your shares are held by an intermediary (for example, a bank, a trustee or a securities broker), you will not receive a proxy form. You should contact the intermediary if you wish to vote.

**Q : HOW WILL MY SHARES BE VOTED IF I RETURN A PROXY FORM ?**

**A :** By properly completing and returning a proxy form, you are authorising the person named in the proxy to attend the AGM and to vote your Shares. The Shares represented by your proxy form must be voted as you instruct in the form. If you do not specify in the proxy form how you wish the votes cast, your proxy will exercise his/her discretion as to how he/she may vote.

**Q : CAN I REVOKE A PROXY ?**

**A :** If you are a registered shareholder and have returned a proxy form, you may revoke it by completing and signing a proxy form bearing a later date, and delivering it to the Company's registered office. However, in order to be valid, this latter proxy form should be received by the Company no later than 3:00 p.m. on 24th May, 2005.

If you are a non-registered shareholder, you may revoke a proxy or voting instruction given to an intermediary by written notice to the intermediary, provided that the revocation is received before the deadline prescribed by the intermediary for such purpose.

**Q : CAN I ATTEND AND VOTE AT THE AGM IF I HAVE RETURNED A PROXY ?**

**A :** Even if you have completed and returned a proxy form, you can still attend and vote at the AGM if you so wish.

**Q : AM I ENTITLED TO VOTE IF I AM AN ADS HOLDER ?**

**A :** Provided that you are a holder of ADS as of the ADS record date on 18th May, 2005, you are eligible to participate in voting process but only through the completion and return of proxy materials.

**Q : HOW CAN I VOTE IF I AM AN ADS HOLDER ?**

**A :** If you are a registered ADS holder, you (whether domiciled in U.S. or not) will receive proxy materials from Citibank, N.A., being the ADS Depositary Bank of the Company, and you have to forward your voting instructions to Citibank, N.A. directly. If you are a non-registered ADS holder, you will receive proxy materials through Citibank's distribution agent and you have to forward your voting instructions through such agent. You should contact Citibank, N.A. if you wish to vote.

**Q : HOW ARE VOTES TAKEN AT THE AGM ?**

**A :** Votes can be taken either by a show of hands or on a poll. On a show of hands, one shareholder has one vote whereas on a poll, one shareholder has one vote for each share he/she is holding.

In general, a resolution will be voted on by a show of hands unless a poll is demanded by :

(a) the Chairman of the meeting; or

(b) at least 3 shareholders present at the meeting in person or by proxy; or

(c) any shareholder or shareholders holding in aggregate not less than 10% of the Company's issued share capital.

In addition, the chairman of a meeting and/or directors who, individually or collectively, hold proxies in respect of Shares representing 5% or more of the total voting rights at a particular meeting shall demand a poll in certain circumstances where, on a show of hands, a meeting votes in the opposite manner to that instructed in those proxies.

In order to enhance the transparency of shareholders' voting at the AGM, the Chairman of the Board (who will preside at the AGM) will direct that all the proposed resolutions be voted on by poll.

**Q : HOW CAN I KNOW THE OUTCOME OF THE POLL RESULTS ?**

**A :** The outcome of the poll results will be posted on the Company's website at www.bochk.com and the Stock Exchange's website at www.hkex.com.hk and published in the press on the next business day following the AGM.

**Q : HOW CAN I PUT FORWARD A PROPOSAL FOR CONSIDERATION BY THE SHAREHOLDERS AT A GENERAL MEETING ?**

**A :** The following persons (the "requisitionists") are entitled to put forward a proposal (which may properly be put to the meeting) for consideration by the shareholders at a general meeting :

(a) any shareholders holding together at least 2.5% of the Company's issued share capital; or

(b) any group of at least 50 shareholders holding together at least 20,000 Shares of the Company.

The request must be made in writing, signed by the requisitionists and received by the Company not less than six weeks before the meeting if it is proposed to pass a resolution or not less than one week before the meeting in all other cases. The requisitionists must deposit a sum reasonably sufficient to meet the Company's expenses in complying with such request.

**Q : HOW CAN I CONVENE AN EXTRAORDINARY GENERAL MEETING ?**

**A :** Any shareholders holding together at least 5% of the Company's issued share capital may request the directors to convene an extraordinary general meeting. The requisition must state the objects of the meeting, be signed by the requisitionist(s) and deposited at the registered office of the Company. The Directors shall, within 21 days of the deposit of the requisition, call a general meeting to be held within a further period of 28 days.

**Q : WHAT IF I HAVE A QUESTION ?**

**A :** If you have any questions regarding the AGM, please contact the Company Secretary as follows :

Address : 52nd Floor, Bank of China Tower, 1 Garden Road, Central, Hong Kong
Tel. No. : (852) 2846 2700
Fax No. : (852) 2810 5830
Email : investor_relations@bochk.com

**問：股東週年大會上採用哪種投票方式投票表決？**

答：以舉手方式或按點算股數方式兩種。以舉手方式進行表決時，每位股東代表一票，但當以點算股數方式進行表決時，每持有一股股份便代表一票。

一般情況下，決議案皆以舉手方式進行表決，但以下人士有權要求按點算股數方式進行表決：

(a) 大會主席；或

(b) 不少於3名親自出席大會的股東或委任代表；或

(c) 任何持有本公司已發行股本共不少於10%的股東。

另外，大會主席及／或董事在會議上個別或共同持有委任代表投票權，佔股份的總投票權（可在該會議投票）5%以上，必須在若干情況下（如大會以舉手方式表決時，表決結果與該等委任代表的表格所指示者相反）要求以按點算股數的方式表決。

為了提高股東週年大會股東投票的透明度，董事長（主持股東週年大會的主席）將指示按點算股數的方式對所有決議案進行表決。

**問：我如何得悉以點算股數方式投票的結果？**

答：投票結果將安排在緊隨股東週年大會後的營業日刊登於報章，並上載於本公司的網頁，網址為www.bochk.com，及聯交所的網頁，網址為www.hkex.com.hk。

**問：我如何提呈建議以供股東於股東週年大會上審閱？**

答：以下人士（「請求人士」）有權提呈建議（該建議可能被提呈大會上）以供股東於股東大會上審閱：

(a) 任何持有本公司已發行股本不少於2.5%的股東；或

(b) 不少於50名股東，而該等股東合共持有不少於20,000股本公司股份。

請求人士必須以書面提出上述請求，並由請求人士簽署。如屬關於通過決議案的請求，該請求必須於有關會議舉行前不少於六星期送達本公司，如屬關於其他請求，則須於會議舉行前不少於一星期送達本公司。請求人士必須就其請求向本公司交付一筆合理地足以應付為實行該請求而產生的開支。

**問：我如何請求召開特別股東大會？**

答：任何持有本公司已發行股本共不少於5%的股東均可向董事提出召開特別股東大會的書面請求。該請求書必須述明會議的目的，並由請求人簽署及存放於本公司的註冊辦事處。董事需要在請求書存放日期起計21天內安排在會議通知書發出日期後28天內召開會議。

**問：如有查詢，我應該聯絡哪位？**

答：閣下如有任何關於股東週年大會的查詢，請聯絡公司秘書：

地址：　香港中環花園道1號中銀大廈52樓

電話：　(852) 2846 2700

傳真：　(852) 2810 5830

電郵地址：investor_relations@bochk.com

**問：我是否有權投票？**

答：如果　閣下在記錄日期（即2005年5月24日）仍然是本公司股東，閣下便有權投票。

**問：我應該如何投票？**

答：閣下投票的方式取決於　閣下是否註冊或非註冊股東。如果　閣下是註冊股東，股票上印發的名字是　閣下名字。如果　閣下是非註冊股東，閣下的股份則以中介人（如銀行、受託人或證券行）的名字登記。兩者的行使投票權方法請見下列的問與答。

**問：如果我是註冊股東，我應該如何投票？**

答：作為註冊股東，閣下可以下列方式投票：

(a) 出席會議

閣下可以親自出席股東週年大會，並在會上投票。如股東為一間公司，該公司必需提交簽妥的代表委任表格或委任公司代表的函件。

或

(b) 委任代表出席

如果　閣下未能親自出席股東週年大會，閣下可以以下列其中一種方法投票：

- 閣下可以委任大會主席代為投票，閣下只須根據代表委任表格上所列指示填上閣下希望大會主席如何投票的資料，並簽署及將該表格寄回本公司辦事處；或
- 閣下可以委任大會主席以外的人士出席股東週年大會並代為投票。閣下最多可委任兩位代表出席。受委代表毋須為本公司股東，惟須親自代表　閣下出席大會。如果閣下選擇此種方法投票，閣下必須根據代表委任表格上所列指示填上欲委任代表的姓名及相關資料，並將該表格寄回本公司。

閣下的代表委任表格須於2005年5月24日下午3時正前送達本公司，方為有效。

**問：如果我是非註冊股東，我應該如何投票？**

答：如果　閣下是非註冊股東及由中介人（如銀行、受託人或證券行）代　閣下持有股份，閣下將不會收到代表委任表格。如果　閣下希望投票，閣下應該聯絡中介人。

**問：如果我已寄回代表委任表格，我應該如何投票？**

答：只須填妥代表委任表格並寄回本公司，閣下便可委任代表出席股東週年大會並代表　閣下投票。該委任代表須按照　閣下在該表格的投票指示投票。如果　閣下沒有在委任表格內作出具體投票指示，則　閣下委任的代表可自行決定如何投票。

**問：我可否撤銷代表委任表格？**

答：如果　閣下是註冊股東並已寄回代表委任表格，閣下可以填寫及簽署一份日期較後的代表委任表格，並於2005年5月24日下午3時正前送達本公司辦事處，方為有效。

如果　閣下並非註冊股東，閣下可以向中介人發出關於撤銷代表委任表格的書面通知，但該撤銷通知必須在中介人指明的限期前送達。

**問：如果我已寄回代表委任表格，我屆時是否仍然可以親自出席股東週年大會？**

答：就算　閣下已填寫並寄回代表委任表格，閣下仍然可以親自出席股東週年大會並在會上投票。

**問：如果我持有美國預託股份，我是否有權投票？**

答：如果　閣下於美國預託股份記錄日期（即2005年5月18日）仍持有美國預託股份，閣下只要填寫及寄回委任代表投票的資料，閣下便有權投票。

**問：如果我持有美國預託股份，應該如何投票？**

答：如果　閣下是美國預託股份的註冊持有者（無論是否居住於美國），閣下將會直接收到本公司美國預託股份託管銀行花旗銀行寄出的委任代表資料，閣下亦需要將投票指示直接寄予花旗銀行。如果閣下不是美國預託股份的註冊持有者，閣下將收到花旗銀行分銷代理人寄出的委任代表資料，並需將投票指示寄予該代理人。倘　閣下希望投票，閣下應該聯絡花旗銀行。

5. 承諾

董事會已向聯交所作出承諾，在行使本公司權力進行股份購回時，將根據股份購回授權及按照上市規則、香港適用法例、及本公司組織章程大綱及細則之規定進行。

目前概無任何董事及（於作出一切合理查詢後據彼等深知）其聯繫人有意於股東向董事會授予股份購回授權後向本公司出售任何股份。

本公司現時並無接獲關連人士（定義見上市規則）通知，彼等目前有意在股東向董事會授予股份購回授權後，向本公司出售股份；除董事外，並無關連人士向本公司承諾屆時不會向本公司出售股份。

6. 香港公司收購及合併守則的影響

根據董事會所知，全面行使有關股份購回授權在香港公司收購及合併守則下不會帶來任何影響。於最後可行日期之日，匯金實益持有本公司已發行股本65.97%之股份。倘董事會全面行使有關股份購回授權，匯金持有本公司的股份百份比將增加至73.30%。該項增加將不會產生須按照香港公司收購及合併守則第26條之規定提出強制性收購建議之責任。

董事會將確保行使股份購回授權不會導致本公司的公眾持股量低於聯交所就本公司所指定的最低百分率。

7. 本公司購回股份

在本文件刊發日期前6個月內，本公司概無在聯交所或以其他方式購回股份。

本附錄為上市規則所規定之説明函件，旨在向各股東提供必需之資料，以便考慮是否批准股份購回授權；如該建議獲股東通過，則董事會可據此購回本公司股份，惟最多不得超過股份購回決議案通過當日本公司已發行股本10%的股份。上市規則規定，以聯交所作為第一上市地位的公司在聯交所購回其股份前須經股東通過普通決議案給予授權，該授權可以是針對指定的交易而給予的特別授權，亦可以向公司董事會授予一項一般授權。

本附錄亦構成根據公司條例第49BA條所規定的有關股份購回授權的條款的備忘錄。

## 1. 股本

於最後可行日期之日，本公司的已發行股本為10,572,780,266股股份。

倘股份購回決議案獲通過，並假定在股東週年大會舉行前不會再發行任何股份，根據於最後可行日期本公司已發行股本計算，本公司根據股份購回決議案可購回最多達1,057,278,026股股份。

## 2. 股份購回之理由

董事會相信股份購回授權符合本公司及其全體股東之利益。視乎當時市場情況及資金安排，購回股份可提高本公司每股資產淨值及／或每股盈利。董事會亦只會在其認為對本公司及其全體股東有利的情況下購回股份。

## 3. 用作購回股份之資金

本公司在購回股份時，用於購回股份之資金必須依照本公司的組織章程大綱及細則及公司條例規定可合法作此用途之資金撥付。公司條例規定，有關資金必須在公司條例准許的情況下，由本公司可分發利潤及/或為購回股份而發行新股份所得收益中撥付。

倘在建議的股份購回期間內全面行使股份購回授權，不會對本公司營運資金或資本負債比率造成重大不利影響(對照本公司2004年12月31日止年度經審核財務報告書所披露之情況）。

## 4. 股份價格

在截至最後可行日期止前12個月期間，本公司股份於聯交所之最高及最低成交價如下：

| | 股份成交價 *(港元)* | |
|---|---|---|
| | 最高 | 最低 |
| 2004年 | | |
| 4月 | 15.25 | 13.10 |
| 5月 | 13.80 | 11.25 |
| 6月 | 13.80 | 12.10 |
| 7月 | 13.60 | 12.60 |
| 8月 | 14.15 | 12.60 |
| 9月 | 14.70 | 13.80 |
| 10月 | 14.55 | 13.70 |
| 11月 | 14.75 | 14.05 |
| 12月 | 15.40 | 14.50 |
| 2005年 | | |
| 1月 | 15.05 | 14.05 |
| 2月 | 14.85 | 14.20 |
| 3月 | 14.80 | 14.35 |

為了加深股東對退任並膺選連任董事的認識，並作出有效的決定，以下載列退任董事的簡介及其於董事會及董事會附屬委員會會議的出席紀錄供各股東參閱。

1. **孫昌基先生**，*副董事長*

62歲，於2001年9月17日獲委任為董事，為本公司及中銀香港副董事長、提名及薪酬委員會主席。孫先生亦為BOC Hong Kong (BVI) Limited及中銀香港 (集團) 有限公司董事。孫先生自2000年11月至2004年8月期間擔任中國銀行副董事長，並自1999年1月至2004年8月出任中國銀行副行長。孫先生是一名研究員級高級工程師。2003年1月當選為中國人民政治協商會議第十屆全國委員會委員。自1999年9月至2001年8月，孫先生同時擔任中國東方資產管理公司總裁。自1998年4月至1999年1月，孫先生出任中國國家機械工業局常務副局長；自1993年4月至1998年4月，彼擔任中國國家機械工業部副部長。自1991年至1993年，孫先生出任國家機械工業部生產司副司長。孫先生於1966年在清華大學畢業，取得學士學位。

孫先生在2004年召開的6次董事會會議中出席了5次，並出席了4次提名及薪酬委員會會議。

2. **華慶山先生**，*非執行董事*

52歲，於2002年6月17日獲委任為董事，為本公司及中銀香港非執行董事、風險委員會成員。華先生亦為中國銀行董事和副行長及中銀信用卡 (國際) 有限公司董事長。華先生自1994年6月至1998年12月出任中國銀行行長助理。華先生於1984年在北京大學畢業，並於1996年在湖南大學取得碩士學位。

華先生在2004年召開的6次董事會會議中出席了5次，並出席了7次風險委員會會議。

3. **張燕玲女士**，*非執行董事*

53歲，於2002年6月17日獲委任為董事，為本公司及中銀香港非執行董事、風險委員會成員。彼亦為中國銀行副行長及中銀國際控股有限公司、匈牙利中國銀行董事長。此外，張女士還自2003年9月起擔任國際商會銀行委員會副主席。張女士在中國銀行工作28年。2000年10月任中國銀行行長助理，2002年12月起兼任中國銀行總法律顧問。自2000年4月至2001年10月，張女士擔任中國銀行米蘭分行總經理；2001年2月至2002年8月兼任中國銀行總行法律事務部總經理；彼於1992年6月至1997年4月任中國銀行教育部副總經理，1997年4月至2000年4月期間，出任中國銀行營業部總經理，並自2000年11月至2004年8月擔任中國銀行常務董事；張女士於1977年在遼寧大學畢業，取得學士學位，並於1999年在武漢大學取得碩士學位。

張女士出席了2004年召開的6次董事會會議及在召開的7次風險委員會會議中出席了5次。

4. **馮國經博士**，*獨立非執行董事*

59歲，於2002年6月17日獲委任為董事，為本公司及中銀香港獨立非執行董事。彼亦為本公司及中銀香港稽核委員會、提名及薪酬委員會成員。馮博士為利豐集團 (包括上市公司利豐有限公司、利和經銷集團有限公司及利亞零售有限公司) 、香港機場管理局、香港大學校務委員會、大珠三角商務委員會及港日經濟合作委員會主席，並為中國人民政治協商會議及香港政府司法人員推薦委員會成員。彼亦為電訊盈科有限公司、東方海外 (國際) 有限公司及新鴻基地產發展有限公司獨立非執行董事。馮博士於麻省理工學院取得電機工程學士及碩士學位，並於哈佛大學取得商業經濟博士學位。於2003年，馮博士獲香港政府頒授金紫荊星章。

馮博士出席了在2004年召開的6次董事會、4次提名及薪酬委員會會議及在召開的5次稽核委員會會議中出席了4次。

5. 發行及購回股份的一般授權

本公司股東於2004年5月21日召開的股東週年大會上通過了多項決議案，授予董事會一般授權以 (i) 配發、發行及以其他方式處置數量最多達本公司於通過該等決議案之日已發行股本20% ，另加本公司已購回之股份面值總額的股份；及 (ii) 在聯交所購回最多達本公司於通過該等決議案之日已發行股本10%的股份。根據公司條例及按上市規則的規定，除非董事會在本屆股東週年大會上獲股東繼續授權，否則上述一般授權將於該大會結束時失效。

董事會考慮到投資者對因行使發行股份的一般授權而可能引致的攤薄股東價值的關注。另外，本公司亦承諾採納高標準的公司治理。因此，在本屆股東週年大會上，在繼續授權董事會配發及發行本公司股份的同時，董事會將建議當發行股份純粹為籌集資金並與任何收購事項無關時，將該一般授權上限設於本公司已發行股本的10%（相對於20%而言），在其他情況下，該一般授權將維持於20% 。為了進一步保障股東的權利，董事會已就純粹為籌集資金而行使發行股份的授權而採納下列內部政策：

(a) 當發行價對股份收市價的折扣率對股東價值造成重大攤薄時，董事會將不會行使發行新股的一般授權。

(b) 董事會將考慮一切有關因素，包括集團的資本充足比率，特別是其一級資本，籌集二級資本的效益，本集團業務發展所需的資金、股東獲公平對待的原則，按比例分配的股東權利及供股等其他選擇。

另一方面，行使購回股份授權可以提昇股東價值，包括淨資產或每股盈利、股本回報率等。因此，董事會建議2004年維持本公司已發行股本10%的股份購回授權。同樣地，為了體現良好的公司治理，董事會已就行使該授權而採納下列內部政策：

(a) 啓動購回股份機制的觸發事項包括：
   - 股價低於股份的公允價值。
   - 本集團出現盈餘資金，而該資金超過本集團短期至中期業務發展的需求。
   - 董事會認為行使有關授權以增加本公司股東資金回報率、淨資產回報率或每股盈利屬恰當及合適的做法。

(b) 一般情況下，股份購回會在聯交所進行。但是，如果預計股份購回的規模可能會擾亂本公司股份於市場上的交易時，董事會可以考慮通過公開要約，即按現有股東的持股量按比例購回的形式進行股份回購。

(c) 購回股份的價格不應該高於本公司股份的公允價值。

於最後可行日期之日，本公司已發行股本為10,572,780,266股股份。倘有關普通決議案獲通過，並假定在股東週年大會舉行前不再發行或購回任何股份，全面行使20%及10%發行股份的一般性授權可分別發行最多達2,114,556,053股及1,057,278,026股股份，全面行使有關股份購回授權可購回最多達1,057,278,026股股份。

關於繼續授權董事會配發及發行本公司股份及股份購回授權決議案的全文載於本文件的股東週年大會通告內。按上市規則規定須就股份購回授權送呈各股東的説明函件亦已載於本文件之附錄三內。

1. **截至2004年12月31日止年度之經審核財務報表**

本集團截至2004年12月31日止年度之業績載列於本公司2004年年報內，業績概要亦載於2004年財務摘要報告內。閣下可以在本公司網址 www.bochk.com 及聯交所網址 www.hkex.com.hk 閱覽上述兩份文件 (英文版及中文版)。閣下亦可向本公司的股份過戶登記處香港中央證券登記有限公司 (地址：香港皇后大道東183號合和中心46樓) 免費索取本公司年報 (英文版或中文版或兩者)。

倘　閣下對如何索取本年報或如何在本公司網址上閱覽該文件有任何疑問，請致電本公司熱線 (852) 2846 2700。

2. **宣佈派發2004年末期股息**

董事會建議派發末期股息每股0.395港元，惟必須待股東於股東週年大會上批准後方可作實。如獲批准，是項末期股息將會於2005年5月31日 (星期二) 派發予於2005年5月24日 (星期二) 名列本公司股東名冊內之股東。連同於2004年8月派發的每股0.32港元的中期股息，2004年共派發股息每股0.715港元。

3. **董事的膺選連任**

本公司組織章程細則第98條規定，於每年股東週年大會上，三分之一的董事或最接近但不少於三分之一之董事將輪流退任，但可膺選連任。因此，孫昌基先生、華慶山先生、張燕玲女士及馮國經博士將依章輪值並於即將舉行之股東週年大會上告退，並願意膺選連任。儘管《公司條例》沒有強制規定，本公司仍將以獨立決議案動議股東通過每一位退任董事的連任。

退任董事簡介及其在董事會及董事會委員會會議的出席率載列於本通函附件二。

所有退任董事的固定任期均為三年，並須根據本公司組織章程細則的規定輪流告退。退任董事亦獲發正式委任書以訂明其委任的主要條款及條件。本公司已收到馮博士就其獨立性而作出的年度確認函，並據此認為馮博士仍屬獨立人士。

華先生是中國銀行董事，張女士是中國銀行高級管理層的成員。中國銀行是本公司控股股東，並於2004年8月重組為一家股份制有限公司及更改公司名稱為中國銀行股份有限公司。孫先生及張女士是中國銀行重組前的董事會成員。除上述所披露外，各退任董事與本公司任何董事、高層管理人員、主要或控股股東並不存在任何關係。

本公司直接控股公司 BOC Hong Kong (BVI) Limited 根據上市前認股權計劃向孫先生、華先生及張女士授予認股權。截至2004年12月31日止，孫先生、華先生及張女士尚未行使的認股權數目分別為1,590,600、1,446,000及1,446,000。該等認股權詳情載列於本公司2004年年報之董事會報告內。除上述披露外，所有即將退任的董事概無擁有任何本公司股份之權益 (按《證券及期貨條例》第XV部所指的定義)。

作為本公司非執行董事，上述所有即將退任的董事均未與本公司訂立任何服務合約。

4. **重新委任核數師**

董事會建議重新委任羅兵咸永道會計師事務所為本公司核數師，並授權董事會或其授權的附屬委員會釐定其酬金。羅兵咸永道會計師事務所自2002年起已為本公司的核數師。

2004年，須向羅兵咸永道會計師事務所支付的費用合共4,000萬港元，其中2,400萬港元為審計費，而1,600萬港元為其它費用（包括審閱2004年中期業績）。2003年，羅兵咸永道會計師事務所收取費用共3,800萬港元，其中2,900萬港元為審計費（包括審計2003年中期業績），而900萬港元為其它服務的費用。

稽核委員會及董事會已核准2,400萬港元的審計服務費用。稽核委員會已經簡要瞭解了非審計服務及1,600萬港元的相關費用，並對該非審計服務 (就服務性質、相對於審計費用的非審計服務收費總額而言) 並沒有影響到羅兵咸永道會計師事務所的獨立性感到滿意。非審計服務包括稅務相關的服務、關於天行健工程的內控重檢服務及會計諮詢服務。

*附註：*

1. 董事長已表示他將指示按點算股數的方式對本會議通告中載列的所有決議案進行表決。

2. 凡有權出席上述會議並在會上表決的股東均有權委派一名或兩名代表代其出席會議，並代其投票。該代表毋須是本公司的股東。

3. 委任代表之文據及簽署人之授權書或其他授權文件（如有者）或經公證人簽署證明之授權書或授權文件副本，最遲須於大會或其任何續會的指定召開時間48小時前交回本公司註冊辦事處，方為有效。股東填妥及交回代表委任表格後，屆時仍可親自出席股東週年大會或其任何續會並在會上投票。

4. 本公司的股東名冊將於2005年5月19日星期四至2005年5月24日星期二（首尾兩天包括在內）期間暫停辦理本公司股份過戶登記手續，以確定有權收取建議的末期股息的股東名單。為取得收取建議的末期股息的資格，所有股份過戶文件連同有關股票必須在2005年5月18日星期三下午4時正前交給本公司的股份過戶登記處，香港中央證券登記有限公司，地址為香港皇后大道東183號合和中心17樓1712-1716室。

5. 就第6項決議案而言，根據上市規則規定須就此向股東提供的說明函件已載於本文件附錄三內。

6. 第5及第7項決議案旨在遵守公司條例（香港法例第32章）第57B條及上市規則的規定取得股東的一般授權，以便在本公司適宜發行新股份時，董事會可享有靈活性以酌情決定分配及發行相當於本公司已發行股本面值的20%或10%（視情況而定）及本公司根據第6項決議案所授予的一般授權而購回的股本面值，兩者總和的新股份（詳情請見第5、6及7項決議案）。

7. 如屬聯名股東，若親自或委派代表出席的聯名股東多於一人，則由較優先的聯名股東所作出的表決，不論是親自或由代表作出的，須被接受為代表其餘聯名股東的唯一表決。就此而言，股東的優先次序須按本公司股東名冊內與有關股份相關的聯名股東排名先後而定。因此，建議有意聯名登記持有本公司股份的投資者注意上述規定。

---

**敬請注意：股東週年大會不設茶點招待。**

(C) 就本決議案而言：

(i) 「有關期間」指由本決議案通過之日（包括該日）起至下列情況中最先發生者發生時為止的一段期間：

(a) 本公司下一屆股東週年大會結束；

(b) 按本公司的公司組織章程細則或按適用法例規定本公司須舉行下一屆股東週年大會的期限屆滿；及

(c) 本決議案所授予的權力經本公司股東在股東大會上通過普通決議案予以撤銷或更改；

(ii) 「供股」指於董事會訂定的期間，向於指定記錄日期名列本公司股東名冊的股份持有人（及名列於有關名冊的本公司認股權持有人及其他附帶認購或購買本公司股份的權利的證券的持有人（如適用）），按彼等當時持有該等股份（及該等認股權證及其他證券（如適用））的比例，要約發售股份（惟董事會有權就零碎股份，或根據適用於本公司的任何司法權區或地區之法律下的任何法定或實務限制或責任，或任何認可監管機構或任何證券交易所的規定，而作出其認為必要或權宜的除外或其他安排）；及

(iii) 「股份」指本公司股本中每股面值 5.00 港元的普通股。」

6. 「**動議**：

(A) 在本決議案 (B) 段的規限下，一般及無條件地授權董事會於有關期間行使本公司一切權力，以根據所有適用法律，包括香港股份購回守則及香港聯合交易所有限公司證券上市規則（經不時修訂的），於香港聯合交易所有限公司（「聯交所」）或股份於其上市並獲香港證券及期貨事務監察委員會及聯交所認可的任何其他證券交易所購回股份；

(B) 根據本決議案 (A) 段的授權由董事會購回或有條件或無條件同意購回的股份面值總額不得超過本決議案通過之日本公司已發行股本面值總額的 10% ，而上述授權將按此而受限制；及

(C) 就本決議案而言：

(i) 「有關期間」指由本決議案通過之日（包括該日）起至下列情況中最先發生者發生時為止的一段期間：

(a) 本公司下一屆股東週年大會結束；

(b) 按本公司的公司組織章程細則或按適用法例規定本公司須舉行下一屆股東週年大會的期限屆滿；及

(c) 本決議案所授予的權力經本公司股東在股東大會上通過普通決議案予以撤銷或更改；

(ii) 「股份」指本公司股本中每股面值 5.00 港元的普通股。」

7. 「**動議**：在第5及第6項決議案獲通過的情況下，批准將本公司根據第6項決議案獲授權購回本公司股份之面值總額之數額加入根據第5項決議案本公司董事會可行使本公司權力以分配、發行、授出、分派或以其他方式處理額外股份之一般授權；惟所加入的數額不得超過於第5及第6項決議案獲通過之日本公司已發行股本面值總額的10%。」

承董事會命
*公司秘書*
**楊志威** 謹啟

香港，2005年4月12日

*註冊辦事處：*
香港
花園道1號
中銀大厦
52樓



中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED
（於香港註冊成立之有限公司）
（「本公司」）

# 股東週年大會通告

**茲通告**本公司謹訂於2005年5月26日星期四下午3時正（於下午2時30分開始辦理登記手續）假座香港灣仔港灣道1號香港會議展覽中心會議室401（請使用港灣道入口）舉行股東週年大會，以處理下列事務：

**普通事務**

1. 採納本公司截至2004年12月31日止年度之經審核財務報表、董事會報告及核數師報告。

2. 宣佈分派截至2004年12月31日止年度的末期股息，每股0.395港元。

3. 重選董事。

4. 重新委任羅兵咸永道會計師事務所為本公司核數師，並授權董事會或其授權的附屬委員會釐定其酬金。

**特別事務**

考慮並酌情通過（無論有否修訂）下列普通決議案：

5. 「**動議**：

(A) 在本決議案(B)段的規限下，一般及無條件地批准董事會於有關期間行使本公司一切權力，以分配、發行、授出、分派及以其他方式處理額外股份，及作出、發行或授出因而將須或可能須於有關期間或其後分配、發行、授出、分派或以其他方式處理股份的要約、協議、期權、認股權及其他證券；

(B) 除了在下列情況下：

(i) 供股；或

(ii) 根據本公司所發行的任何認股權證或可轉換為股份的任何證券的條款行使認股權或換股權；或

(iii) 依據按本公司當時的公司組織章程細則作出的任何以股代息或類似安排，配發股份以代替股份的全部或部份股息；或

(iv) 依據本公司當時採納的任何認股權計劃或以儲蓄為基礎的認股權計劃或類似安排，向該等計劃或安排的合資格參與者授出或發行股份或認購股份的權利，包括但不限於依據本公司股東於2002年7月10日通過及採納的2002年認股權計劃及2002年股份儲蓄計劃進行者，

根據本決議案(A)段的授權由董事會（不論是根據認股權、換股權或在其他情況下）分配、發行、授出、分派或以其他方式處理或有條件或無條件同意分配、發行、授出、分派或以其他方式處理的股本面值總額不得超過下列兩項之總和：

(a) 於本決議案通過之日本公司已發行股本面值總額的20%，或當發行股份純粹為籌集資金並與任何收購事項無關時，本公司已發行股本面值總額的10%；及

(b) （倘董事會獲本公司股東另行通過決議案授權）本公司於本決議案通過後購回的本公司股本面值總額（最多相等於在本決議案通過之日本公司已發行股本面值總額的10%），

而上述授權將按此而受限制；及



# 中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED
(於香港註冊成立之有限公司)

*董事會:*
- * 肖鋼先生(董事長)
- * 孫昌基先生(副董事長)
- 和廣北先生(副董事長兼總裁)
- * 華慶山先生
- * 李早航先生
- * 周載群先生
- * 張燕玲女士
- ** 馮國經博士
- ** 單偉建先生
- ** 董建成先生
- ** 楊曹文梅女士

*高級顧問:*
梁定邦先生

* *非執行董事*
** *獨立非執行董事*

*註冊辦事處:*
香港花園道1號
中銀大廈52樓

敬啟者:

本人代表董事會邀請　閣下出席將於2005年5月26日星期四下午3時正假座香港會議展覽中心舉行的股東週年大會。股東週年大會為　閣下提供了與董事會和高層管理人員見面的機會,亦是　閣下提出關於本集團運作和管理的良好時機。

股東週年大會需要處理的事務詳列於緊隨本函之後的股東週年大會通告內。閣下的參與是十分重要的,無論　閣下是否出席股東大會,閣下都可以行使投票權。如果　閣下未能親自出席,我們亦鼓勵　閣下填妥及交回隨附之代表委任表格以作投票。即使　閣下將代表委任表格填妥及交回本公司後,若有此意願,屆時　閣下仍可親自出席股東週年大會。

我們深信良好的公司治理對於我們的長久發展至關重要,並以提高公司治理標準為目標。為了加強我們的公司治理及進一步增加我們的透明度,我們在本文件內向股東提供了詳盡的資料,包括擬在股東週年大會上通過的決議案的説明資料(見附錄一)、退任董事的資料(見附錄二)、及關於股東週年大會及投票的常見問題(見附錄四),以便股東對其在股東週年大會上的權利有進一步的了解,及能夠在掌握足夠及必須的資料的情況下作出決定。為了加強股東週年大會股東投票的透明度,本人亦將指示按點算股數的方式對所有決議案進行表決。我們已委任本公司的股份過戶處香港中央證券登記有限公司作為本公司的監票人,有關投票結果將安排在報章刊登及上載於本公司的網頁,網址為www.bochk.com。

董事會認為所有將在股東週年大會上提呈的決議案均符合本公司及其股東的整體利益,故建議　閣下贊成所有在股東週年大會上提呈的決議案。

我們期待在股東週年大會上與　閣下見面並解答　閣下提出的問題。

此致

*列位股東　台照*

*主席*
肖鋼
謹啟

2005年4月12日

在本通函內，除文義另有所指外，下列詞語具有以下涵義：

| | |
|---|---|
| 「美國預託股份」 | 本公司的美國預託股份； |
| 「股東週年大會」 | 本公司將於2005年5月26日（星期四）下午3時正（將於下午2時30分開始辦理登記手續）假座香港灣仔港灣道1號香港會議展覽中心會議室401舉行的股東週年大會； |
| 「董事會」 | 本公司的董事會； |
| 「中國銀行」 | 中國銀行股份有限公司（前稱中國銀行），一家根據中國法例成立之國有商業銀行及股份有限公司； |
| 「中銀香港」 | 中國銀行（香港）有限公司，根據香港法例註冊成立之公司，並為本公司之全資附屬公司； |
| 「委員會」 | 由董事會設立的附屬委員會； |
| 「公司條例」 | 香港法例第32章之公司條例； |
| 「本公司」 | 中銀香港（控股）有限公司，根據香港法例註冊成立的公司，其股份於聯交所上市； |
| 「本集團」 | 本公司及其附屬公司； |
| 「香港」 | 中華人民共和國香港特別行政區； |
| 「匯金」 | 中央匯金投資有限責任公司； |
| 「最後可行日期」 | 2005年4月1日，即本通函付印前確認所載若干資料之最後可行日期； |
| 「上市規則」 | 聯交所證券上市規則； |
| 「中國」 | 中華人民共和國； |
| 「股份」 | 本公司股本中每股面值5.00港元之普通股； |
| 「股份購回授權」 | 建議購回股份的一般授權； |
| 「股份購回決議案」 | 審批股份購回授權的建議決議案；及 |
| 「聯交所」 | 香港聯合交易所有限公司。 |

頁次

**閣下如**對本文件或應採取的行動**有任何疑問**，應諮詢　閣下的股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

**閣下如**已將名下**全部**中銀香港(控股)有限公司**股份售出**，應立即將本文件及隨附的代表委任表格以及(如適用)2004年年報或2004年度財務摘要報告交予買方或承讓人，或送交經手買賣或轉讓的銀行、股票經紀或其他代理商，以便轉交買方或承讓人。





**中銀香港(控股)有限公司**
BOC HONG KONG (HOLDINGS) LIMITED

(於香港註冊成立之有限公司)
(股份代號：2388)

# 股東週年大會通告

# 及

# 發行及購回股份的一般授權之建議

中銀香港(控股)有限公司謹訂於2005年5月26日星期四下午3時正(將於下午2時30分開始辦理登記手續)假座香港灣仔港灣道1號香港會議展覽中心會議室401(請使用港灣道入口)舉行股東週年大會，股東週年大會通告載於本文件內。**敬請注意，股東週年大會不設茶點招待。**

不論　閣下能否出席股東週年大會，務請細閱大會通告並盡早將隨附的代表委任表格按其上印列的指示填妥交回，惟無論如何須於股東週年大會的指定舉行時間48小時前送達中銀香港(控股)有限公司之註冊辦事處，地址為香港花園道1號中銀大廈52樓。閣下填妥及交回代表委任表格後，屆時仍可親自出席股東週年大會並於會上投票。

2005年4月12日

(此中文譯本只供參考，內容以英文本為準)

BOC HONG KONG (HOLDINGS) LIMITED


SEC MAIL
PROCESSING
RECEIVED
APR 15 2005
WASH, D.C.
202
SECTION

# PROXY FORM

**For the Annual General Meeting of BOC Hong Kong (Holdings) Limited (the "Company") on 26th May, 2005 and at any adjournment thereof**

I/We (Note 1) ______________________________

of (Note 2) ______________________________

being the registered holder(s) of (Note 3) ______________________________ ordinary shares of HK$5.00 each

in the capital of the Company, hereby appoint the Chairman of the meeting (Notes 4 and 5) or ______________________________

______________ of ______________________________ and/or

______________ of ______________________________

to act as my/our proxy to attend and vote for me/us and on my/our behalf at the Annual General Meeting of the Company to be held on Thursday, 26th May, 2005 at 3:00 p.m. and at any adjournment thereof and to exercise all rights conferred on proxies under law, regulation and the Articles of Association of the Company.

I/We wish my/our proxy to vote as indicated below in respect of the resolutions to be proposed at the Meeting.

*Please indicate how you wish your vote(s) to be cast by ticking the appropriate box next to each resolution.* (Note 6)

| Resolutions | For | Against |
|---|---|---|
| 1. To receive and consider the audited Statement of Accounts and the Reports of the Directors and of the Auditors of the Company for the year ended 31st December, 2004. | | |
| 2. To declare a final dividend of HK$0.395 per share for the year ended 31st December, 2004. | | |
| 3. (a) To re-elect Mr. SUN Changji as a Director of the Company. | | |
| (b) To re-elect Mr. HUA Qingshan as a Director of the Company. | | |
| (c) To re-elect Mdm. ZHANG Yanling as a Director of the Company. | | |
| (d) To re-elect Dr. FUNG Victor Kwok King as a Director of the Company. | | |
| 4. To re-appoint PricewaterhouseCoopers as Auditors of the Company and authorise the Board of Directors or a duly authorised Committee of the Board to determine their remuneration. | | |
| 5. Special business: To grant a general mandate to the Board of Directors to allot, issue and deal with additional shares in the Company, not exceeding 20% or, in the case of issue of shares solely for cash and unrelated to any asset acquisition, not exceeding 10% of the issued share capital of the Company as at the date of this Resolution.* | | |
| 6. Special business: To grant a general mandate to the Board of Directors to repurchase shares in the Company, not exceeding 10% of the issued share capital of the Company as at the date of this Resolution.* | | |
| 7. Special business: Conditional on the passing of Resolutions 5 and 6, to extend the general mandate granted by Resolution 5 by adding thereto the shares repurchased pursuant to the general mandate granted by Resolution 6.* | | |

* *The full text of the Resolutions is set out in the Notice of the Annual General Meeting which is included in the Circular despatched to shareholders.*

Signature ______________________ (Note 7) Dated ______________________ 2005

*NOTES:*

1. Please insert full name(s) in BLOCK CAPITALS.
2. Please insert full address(es) in BLOCK CAPITALS.
3. Please insert the number of shares registered in your name(s); if no number is inserted, this proxy form will be deemed to relate to all shares in the capital of the Company registered in your name(s).
4. If you are a shareholder who is entitled to attend and vote at the meeting, you are entitled to appoint one or two proxies to attend instead of you and to vote on your behalf whether on a show of hands or on a poll. A proxy need not be a shareholder of the Company, but must attend the meeting in person in order to represent you.
5. If a proxy other than the Chairman of the meeting is preferred, cross out the words "the Chairman of the meeting" and insert the full name and address of the proxy (or proxies) desired in the space provided. If no name is inserted, the Chairman of the meeting will act as your proxy. **Any changes should be initialed.**
6. If you return this proxy form without indicating as to how your proxy is to vote on any particular matter, the person appointed as your proxy will exercise his/her discretion as to whether he/she votes and, if so, how and, unless instructed otherwise, he/she may also vote or abstain from voting as he/she thinks fit on any other business (including amendments to resolutions) which may properly come before the meeting.
7. This proxy form must be signed and dated by the shareholder or his/her attorney duly authorized in writing. If the shareholder is a company, it should execute this proxy form under its common seal or by the signature(s) of (a) person(s) authorised to sign on its behalf. **In case of joint shareholdings, any one shareholder may sign this proxy form. The vote of the senior joint shareholder who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint shareholder(s) and for this purpose seniority will be determined by the order in which the names stand in the Register of Members of the Company in respect of the joint shareholding.**
8. To be valid, this proxy form must be completed and deposited at the Company's registered office at 52nd Floor, Bank of China Tower, 1 Garden Road, Hong Kong, **at least 48 hours before the meeting or adjourned meeting.** If this proxy form is signed under a power of attorney, the power of attorney or other authority relied on to sign it (or a copy which has been certified by a notary public) must be deposited at the Company's registered office with this proxy form.
9. Completion and delivery of this proxy form will not preclude you from attending and voting at the meeting if you so wish.

## 代表委任表格

**適用於2005年5月26日舉行的中銀香港(控股)有限公司("本公司")股東週年大會及其任何續會**

本人/吾等 *(附註1)* ______________________________

地址為 *(附註2)* ______________________________

為本公司股本中每股面值5.00港元的普通股份 *(附註3)* ______________________________股

的登記持有人，茲委任大會主席 *(附註4和附註5)* 或______________________________

______________地址為______________________________及/或

______________地址為______________________________

為本人/吾等的代表，代表本人/吾等出席本公司訂於2005年5月26日星期四下午3時正舉行的股東週年大會及其任何續會，並在大會及任何續會上代表本人/吾等投票及行使法律、法規及本公司組織章程細則賦予代表的一切權利。

本人/吾等希望本人/吾等的代表按以下指示就將於大會上提呈的各項決議案投票。

*請於下列各項決議案旁邊的適當空格內劃上「✔」號，以顯示　閣下的投票意向。(附註6)*

| 決議案 | 贊成 | 反對 |
|---|---|---|
| 1. 採納本公司截至2004年12月31日止年度之經審核財務報表、董事會報告及核數師報告。 | | |
| 2. 宣佈分派截至2004年12月31日止年度的末期股息，每股0.395港元。 | | |
| 3. (a) 重選孫昌基先生為本公司董事。 | | |
| (b) 重選華慶山先生為本公司董事。 | | |
| (c) 重選張燕玲女士為本公司董事。 | | |
| (d) 重選馮國經博士為本公司董事。 | | |
| 4. 重新委任羅兵咸永道會計師事務所為本公司核數師，並授權董事會或其授權的附屬委員會釐定其酬金。 | | |
| 5. 特別事務：向董事會授予一般授權，以分配、發行及處理本公司的額外股份，該等額外股份的數量不得超過本決議案通過當日本公司已發行股本的20%或，如發行股份純粹為籌集資金並與任何收購事項無關時，則不得超過10%。* | | |
| 6. 特別事務：向董事會授予一般授權，以購回本公司的股份，所購回的股份不得超過本決議案通過當日本公司已發行股本的10%。* | | |
| 7. 特別事務：在第5及第6項決議案獲得通過的條件下，批准將根據第6項決議案授予的一般授權而購回的本公司股本面值總額附加於根據第5項決議案授予的一般授權內。* | | |

* *決議案全文載於向股東寄發的通函的股東週年大會通告內。*

簽名______________________________ *(附註7)*　　　　日期：2005年__________月__________日

*附註：*

1. 請用正楷填上姓名。
2. 請用正楷填上地址。
3. 請填上以　閣下名義登記的股份數目。如未有填上股數，則本代表委任表格將被視為與全部以　閣下名義登記的本公司股份有關。
4. 凡有權出席大會並在會上投票的股東均有權委派一位或兩位代表出席，並在以舉手方式或以股數進行投票時代其投票。受委代表毋須為本公司股東，惟須親自代表　閣下出席大會。
5. 如欲委任大會主席以外的人士出任代表，請刪除「大會主席」等字，並在適當空位上填上欲委任的代表的姓名及地址。**任何改動必須由簽署人簡簽示可。**
6. 如　閣下並無在代表委任表格上作出具體投票指示，獲委任為　閣下代表的人士可自行酌情決定是否投票及(倘投票)如何投票，而除另有指示外，該代表亦可自行酌情就於大會上提出的任何其他事項(包括對決議案的修改)投票或放棄投票。
7. 本代表委任表格必須由　閣下或　閣下以書面正式授權人士簽署並註明日期。如股東為一間公司，則代表委任表格須加蓋法團印章或由公司正式授權人親筆簽署。**如屬聯名股東，任何一位聯名股東均可簽署代表委任表格，惟若親自或委派代表出席的聯名股東多於一人，則由較優先的聯名股東所作出的表決，不論是親自或由代表作出的，須被接受為代表其餘聯名股東的唯一表決。就此而言，股東的優先次序須按本公司股東名冊內與有關股份相關的聯名股東排名先後而定。**
8. 代表委任表格須於**大會或其續會舉行時間48小時前填妥並交回本公司註冊辦事處**，地址為香港花園道1號中銀大廈52樓，方為有效。倘若代表委任表格乃經授權簽署，據以簽署表格的授權書或其他授權文件(或經由公證人簽署證明的副本)，必須連同代表委任表格送交本公司註冊辦事處。
9. 填妥及交回本代表委任表格並不影響　閣下出席大會並於會上投票的權利。



中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITEI




SEC MAIL
PROCESSING
RECEIVED
APR 15 2005
WASH. D.C.
202
SECTION

## PROXY FORM

**For the Annual General Meeting of BOC Hong Kong (Holdings) Limited (the "Company") on 26th May, 2005 and at any adjournment thereof**

I/We (Note1) ______________________________________________

of (Note2) ______________________________________________

being the registered holder(s) of (Note3) ______________________________ ordinary shares of HK$5.00 eac

in the capital of the Company, hereby appoint the Chairman of the meeting (Notes 4 and 5) or ______________________________

______________________ of ______________________________________ and/c

______________________ of ______________________________________

to act as my/our proxy to attend and vote for me/us and on my/our behalf at the Annual General Meeting of the Company to be held on Thursday, 26th May, 2005 at 3:00 p.m. an at any adjournment thereof and to exercise all rights conferred on proxies under law, regulation and the Articles of Association of the Company.

I/We wish my/our proxy to vote as indicated below in respect of the resolutions to be proposed at the Meeting.

*Please indicate how you wish your vote(s) to be cast by ticking the appropriate box next to each resolution.* (Note 6)

| Resolutions | For | Against |
|---|---|---|
| 1. To receive and consider the audited Statement of Accounts and the Reports of the Directors and of the Auditors of the Company for the year ended 31st December, 2004. | | |
| 2. To declare a final dividend of HK$0.395 per share for the year ended 31st December, 2004. | | |
| 3. (a) To re-elect Mr. SUN Changji as a Director of the Company. | | |
| (b) To re-elect Mr. HUA Qingshan as a Director of the Company. | | |
| (c) To re-elect Mdm. ZHANG Yanling as a Director of the Company. | | |
| (d) To re-elect Dr. FUNG Victor Kwok King as a Director of the Company. | | |
| 4. To re-appoint PricewaterhouseCoopers as Auditors of the Company and authorise the Board of Directors or a duly authorised Committee of the Board to determine their remuneration. | | |
| 5. Special business: To grant a general mandate to the Board of Directors to allot, issue and deal with additional shares in the Company, not exceeding 20% or, in the case of issue of shares solely for cash and unrelated to any asset acquisition, not exceeding 10% of the issued share capital of the Company as at the date of this Resolution.* | | |
| 6. Special business: To grant a general mandate to the Board of Directors to repurchase shares in the Company, not exceeding 10% of the issued share capital of the Company as at the date of this Resolution.* | | |
| 7. Special business: Conditional on the passing of Resolutions 5 and 6, to extend the general mandate granted by Resolution 5 by adding thereto the shares repurchased pursuant to the general mandate granted by Resolution 6.* | | |

* *The full text of the Resolutions is set out in the Notice of the Annual General Meeting which is included in the Circular despatched to shareholders.*

Signature ______________________ (Note 7) Dated ______________________

*NOTES:*

1. Please insert full name(s) in BLOCK CAPITALS.
2. Please insert full address(es) in BLOCK CAPITALS.
3. Please insert the number of shares registered in your name(s); if no number is inserted, this proxy form will be deemed to relate to all shares in the capital of the Company registere
4. If you are a shareholder who is entitled to attend and vote at the meeting, you are entitled to appoint one or two proxies to attend instead of you and to vote on your behalf whethe or on a poll. A proxy need not be a shareholder of the Company, but must attend the meeting in person in order to represent you.
5. If a proxy other than the Chairman of the meeting is preferred, cross out the words "the Chairman of the meeting" and insert the full name and address of the proxy (or proxies provided. If no name is inserted, the Chairman of the meeting will act as your proxy. **Any changes should be initialed.**
6. If you return this proxy form without indicating as to how your proxy is to vote on any particular matter, the person appointed as your proxy will exercise his/her discretion as to whe if so, how and, unless instructed otherwise, he/she may also vote or abstain from voting as he/she thinks fit on any other business (including amendments to resolutions) which ma the meeting.
7. This proxy form must be signed and dated by the shareholder or his/her attorney duly authorized in writing. If the shareholder is a company, it should execute this proxy form u by the signature(s) of (a) person(s) authorised to sign on its behalf. **In case of joint shareholdings, any one shareholder may sign this proxy form. The vote of the senior tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint shareholder(s) and for this purpose seniority will be det which the names stand in the Register of Members of the Company in respect of the joint shareholding.**
8. To be valid, this proxy form must be completed and deposited at the Company's registered office at 52nd Floor, Bank of China Tower, 1 Garden Road, Hong Kong, **at least 48 h or adjourned meeting.** If this proxy form is signed under a power of attorney, the power of attorney or other authority relied on to sign it (or a copy which has been certified b ... at the Company's registered office with this proxy form.
... proxy form will not preclude you from attending and voting at the meeting if you so wish.



中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

# 代表委任表格

適用於2005年5月26日舉行的中銀香港(控股)有限公司("本公司")股東週年大會及其任何續會

本人/吾等 *(附註1)* ______________________________

地址為 *(附註2)* ______________________________

為本公司股本中每股面值5.00港元的普通股份 *(附註3)* ______________________________ 股

的登記持有人，茲委任大會主席 *(附註4和附註5)* 或 ______________________________

______________________________ 地址為 ______________________________ 及/或

______________________________ 地址為 ______________________________

為本人/吾等的代表，代表本人/吾等出席本公司訂於2005年5月26日星期四下午3時正舉行的股東週年大會及其任何續會，並在大會及任何續會上代表本人/吾等投票及行使法律、法規及本公司組織章程細則賦予代表的一切權利。

本人/吾等希望本人/吾等的代表按以下指示就將於大會上提呈的各項決議案投票。

*請於下列各項決議案旁邊的適當空格內劃上「✔」號，以顯示　閣下的投票意向。(附註6)*

| 決議案 | 贊成 | 反對 |
|---|---|---|
| 1. 採納本公司截至2004年12月31日止年度之經審核財務報表、董事會報告及核數師報告。 | | |
| 2. 宣佈分派截至2004年12月31日止年度的末期股息，每股0.395港元。 | | |
| 3. (a) 重選孫昌基先生為本公司董事。 | | |
| (b) 重選華慶山先生為本公司董事。 | | |
| (c) 重選張燕玲女士為本公司董事。 | | |
| (d) 重選馮國經博士為本公司董事。 | | |
| 重新委任羅兵咸永道會計師事務所為本公司核數師，並授權董事會或其授權的附屬委員會釐定其酬金。 | | |
| 特別事務：向董事會授予一般授權，以分配、發行及處理本公司的額外股份，該等額外股份的數量不得超過本決議案通過當日本公司已發行股本的20%或，如發行股份純粹為籌集資金並與任何收購事項無關時，則不得超過10%。* | | |
| 別事務：向董事會授予一般授權，以購回本公司的股份，所購回的股份不得超過本決議案通過當日本公司已發行股本的%。* | | |
| 別事務：在第5及第6項決議案獲得通過的條件下，批准將根據第6項決議案授予的一般授權而購回的本公司股本面值附加於根據第5項決議案授予的一般授權內。* | | |

案全文載於向股東寄發的通函的股東週年大會通告內。

______________________________ *(附註7)*　　　　日期：2005年 __________ 月 __________ 日

上姓名。

上地址。

閣下名義登記的股份數目。如未有填上股數，則本代表委任表格將被視為與全部以　閣下名義登記的本公司股份有關。

大會並在會上投票的股東均有權委派一位或兩位代表出席，並在以舉手方式或以股數進行投票時代其投票。受委代表毋須為本公司股東，惟須親自代表　閣下出席大

主席以外的人士出任代表，請刪除「大會主席」等字，並在適當空位上填上欲委任的代表的姓名及地址。**任何改動必須由簽署人簡簽示可。**

在代表委任表格上作出具體投票指示，獲委任為　閣下代表的人士可自行酌情決定是否投票及(倘投票)如何投票，而除另有指示外，該代表亦可自行酌情就於大何其他事項(包括對決議案的修改)投票或放棄投票。

必須由　閣下或　閣下以書面正式授權人士簽署並註明日期。如股東為一間公司，則代表委任表格須加蓋法團印章或由公司正式授權人親筆簽署。**如屬聯名股東，東均可簽署代表委任表格，惟若親自或委派代表出席的聯名股東多於一人，則由較優先的聯名股東所作出的表決，不論是親自或由代表作出的，須被接受為代表唯一表決。就此而言，股東的優先次序須按本公司股東名冊內與有關股份相關的聯名股東排名先後而定。**

**於大會或其續會舉行時間48小時前填妥並交回本公司註冊辦事處**，地址為香港花園道1號中銀大廈52樓，方為有效。倘若代表委任表格乃經授權簽署，據以簽其他授權文件(或經由公證人簽署證明的副本)，必須連同代表委任表格送交本公司註冊辦事處。


SEC MAIL PROCESSING
RECEIVED
APR 15 2005
WASH, D.C.
202
SECTION

## PROXY FORM

**For the Annual General Meeting of BOC Hong Kong (Holdings) Limited (the "Company") on 26th May, 2005 and at any adjournment thereof**

I/We (Note 1) ____________________

of (Note 2) ____________________

being the registered holder(s) of (Note 3) ____________________ ordinary shares of HK$5.00 each

in the capital of the Company, hereby appoint the Chairman of the meeting (Notes 4 and 5) or ____________________

____________________ of ____________________ and/or

____________________ of ____________________

to act as my/our proxy to attend and vote for me/us and on my/our behalf at the Annual General Meeting of the Company to be held on Thursday, 26th May, 2005 at 3:00 p.m. and at any adjournment thereof and to exercise all rights conferred on proxies under law, regulation and the Articles of Association of the Company.

I/We wish my/our proxy to vote as indicated below in respect of the resolutions to be proposed at the Meeting.

*Please indicate how you wish your vote(s) to be cast by ticking the appropriate box next to each resolution.* (Note 6)

| Resolutions | For | Against |
|---|---|---|
| 1. To receive and consider the audited Statement of Accounts and the Reports of the Directors and of the Auditors of the Company for the year ended 31st December, 2004. | | |
| 2. To declare a final dividend of HK$0.395 per share for the year ended 31st December, 2004. | | |
| 3. (a) To re-elect Mr. SUN Changji as a Director of the Company. | | |
| (b) To re-elect Mr. HUA Qingshan as a Director of the Company. | | |
| (c) To re-elect Mdm. ZHANG Yanling as a Director of the Company. | | |
| (d) To re-elect Dr. FUNG Victor Kwok King as a Director of the Company. | | |
| 4. To re-appoint PricewaterhouseCoopers as Auditors of the Company and authorise the Board of Directors or a duly authorised Committee of the Board to determine their remuneration. | | |
| 5. Special business: To grant a general mandate to the Board of Directors to allot, issue and deal with additional shares in the Company, not exceeding 20% or, in the case of issue of shares solely for cash and unrelated to any asset acquisition, not exceeding 10% of the issued share capital of the Company as at the date of this Resolution.* | | |
| 6. Special business: To grant a general mandate to the Board of Directors to repurchase shares in the Company, not exceeding 10% of the issued share capital of the Company as at the date of this Resolution.* | | |
| 7. Special business: Conditional on the passing of Resolutions 5 and 6, to extend the general mandate granted by Resolution 5 by adding thereto the shares repurchased pursuant to the general mandate granted by Resolution 6.* | | |

* *The full text of the Resolutions is set out in the Notice of the Annual General Meeting which is included in the Circular despatched to shareholders.*

Signature ____________________ (Note 7) Dated ____________________, 2005

*NOTES:*

1. Please insert full name(s) in BLOCK CAPITALS.
2. Please insert full address(es) in BLOCK CAPITALS.
3. Please insert the number of shares registered in your name(s); if no number is inserted, this proxy form will be deemed to relate to all shares in the capital of the Company registered in your name(s).
4. If you are a shareholder who is entitled to attend and vote at the meeting, you are entitled to appoint one or two proxies to attend instead of you and to vote on your behalf whether on a show of hands or on a poll. A proxy need not be a shareholder of the Company, but must attend the meeting in person in order to represent you.
5. If a proxy other than the Chairman of the meeting is preferred, cross out the words "the Chairman of the meeting" and insert the full name and address of the proxy (or proxies) desired in the space provided. If no name is inserted, the Chairman of the meeting will act as your proxy. **Any changes should be initialed.**
6. If you return this proxy form without indicating as to how your proxy is to vote on any particular matter, the person appointed as your proxy will exercise his/her discretion as to whether he/she votes and, if so, how and, unless instructed otherwise, he/she may also vote or abstain from voting as he/she thinks fit on any other business (including amendments to resolutions) which may properly come before the meeting.
7. This proxy form must be signed and dated by the shareholder or his/her attorney duly authorized in writing. If the shareholder is a company, it should execute this proxy form under its common seal or by the signature(s) of (a) person(s) authorised to sign on its behalf. **In case of joint shareholdings, any one shareholder may sign this proxy form. The vote of the senior joint shareholder who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint shareholder(s) and for this purpose seniority will be determined by the order in which the names stand in the Register of Members of the Company in respect of the joint shareholding.**
8. To be valid, this proxy form must be completed and deposited at the Company's registered office at 52nd Floor, Bank of China Tower, 1 Garden Road, Hong Kong, **at least 48 hours before the meeting or adjourned meeting**. If this proxy form is signed under a power of attorney, the power of attorney or other authority relied on to sign it (or a copy which has been certified by a notary public) must be deposited at the Company's registered office with this proxy form.
9. Completion and delivery of this proxy form will not preclude you from attending and voting at the meeting if you so wish.

# 代表委任表格

適用於 2005 年 5 月 26 日舉行的中銀香港(控股)有限公司("本公司")股東週年大會及其任何續會

本人/吾等 *(附註1)* ______________________________

地址為 *(附註2)* ______________________________

為本公司股本中每股面值5.00港元的普通股份 *(附註3)* ______________________________

的登記持有人，茲委任大會主席 *(附註4和附註5)* 或 ______________________________

______________ 地址為 ______________________________ 及

______________ 地址為 ______________________________

為本人/吾等的代表，代表本人/吾等出席本公司訂於2005年5月26日星期四下午3時正舉行的股東週年大會及其任何續會，並在大會及任何續會上代表人/吾等投票及行使法律、法規及本公司組織章程細則賦予代表的一切權利。

本人/吾等希望本人/吾等的代表按以下指示就將於大會上提呈的各項決議案投票。

*請於下列各項決議案旁邊的適當空格內劃上「✔」號，以顯示　閣下的投票意向。(附註6)*

| 決議案 | 贊成 | 反對 |
|---|---|---|
| 1. 採納本公司截至 2004 年 12 月 31 日止年度之經審核財務報表、董事會報告及核數師報告。 | | |
| 2. 宣佈分派截至 2004 年 12 月 31 日止年度的末期股息，每股 0.395 港元。 | | |
| 3. (a) 重選孫昌基先生為本公司董事。 | | |
| (b) 重選華慶山先生為本公司董事。 | | |
| (c) 重選張燕玲女士為本公司董事。 | | |
| (d) 重選馮國經博士為本公司董事。 | | |
| 4. 重新委任羅兵咸永道會計師事務所為本公司核數師，並授權董事會或其授權的附屬委員會釐定其酬金。 | | |
| 5. 特別事務：向董事會授予一般授權，以分配、發行及處理本公司的額外股份，該等額外股份的數量不得超過本決議案通過當日本公司已發行股本的 20% 或，如發行股份純粹為籌集資金並與任何收購事項無關時，則不得超過 10%。* | | |
| 6. 特別事務：向董事會授予一般授權，以購回本公司的股份，所購回的股份不得超過本決議案通過當日本公司已發行股本的 10%。* | | |
| 7. 特別事務：在第 5 及第 6 項決議案獲得通過的條件下，批准將根據第 6 項決議案授予的一般授權而購回的本公司股本面值總額附加於根據第 5 項決議案授予的一般授權內。* | | |

* *決議案全文載於向股東寄發的通函的股東週年大會通告內。*

簽名 ______________________________ *(附註7)*　　　　日期：2005 年 ______________ 月 ______________

*附註：*

1. 請用正楷填上姓名。
2. 請用正楷填上地址。
3. 請填上以　閣下名義登記的股份數目。如未有填上股數，則本代表委任表格將被視為與全部以　閣下名義登記的本公司股份有關。
4. 凡有權出席大會並在會上投票的股東均有權委派一位或兩位代表出席，並在以舉手方式或以股數進行投票時代其投票。受委代表毋須為本公司股東，惟須親自代表　閣下出席會。
5. 如欲委任大會主席以外的人士出任代表，請刪除「大會主席」等字，並在適當空位上填上欲委任的代表的姓名及地址。**任何改動必須由簽署人簡簽示可。**
6. 如　閣下並無在代表委任表格上作出具體投票指示，獲委任為　閣下代表的人士可自行酌情決定是否投票及(倘投票)如何投票，而除另有指示外，該代表亦可自行酌情就於會上提出的任何其他事項(包括對決議案的修改)投票或放棄投票。
7. 本代表委任表格必須由　閣下或　閣下以書面正式授權人士簽署並註明日期。如股東為一間公司，則代表委任表格須加蓋法團印章或由公司正式授權人親筆簽署。**如屬聯名股東任何一位聯名股東均可簽署代表委任表格，惟若親自或委派代表出席的聯名股東多於一人，則由較優先的聯名股東所作出的表決，不論是親自或由代表作出的，須被接受為其餘聯名股東的唯一表決。就此而言，股東的優先次序須按本公司股東名冊內與有關股份相關的聯名股東排名先後而定。**
8. 代表委任表格須於大會或其續會舉行時間48小時前填妥並交回本公司註冊辦事處，地址為香港花園道1號中銀大廈52樓，方為有效。倘若代表委任表格乃經授權簽署，據以署表格的授權書或其他授權文件(或經由公證人簽署證明的副本)，必須連同代表委任表格送交本公司註冊辦事處。
9. 填妥及交回本代表委任表格並不影響　閣下出席大會並於會上投票的權利。


中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

Dear Sir or Madam,
敬啟者：

## Annual Report 2004
## 2004 年年報

The Annual Report 2004 of BOC Hong Kong (Holdings) Limited (the "Company") has been prepared in English and Chinese. A copy prepared in the language different from that in which you have received is available upon request. To request such copy, please complete the request form below and send it to the Company's Share Registrar, Computershare Hong Kong Investor Services Limited, using this aerogram. The Annual Report 2004 is also available (in English and Chinese) on the Company's website at www.bochk.com.

中銀香港 (控股) 有限公司 ("本公司") 2004年年報備有英文及中文版。本公司在收到 閣下的要求後，將提供 閣下所收到的版本以外另一種語言編製的版本。如欲索取另一種的版本，請填寫下方的回條，然後以本郵簡把回條寄交本公司的股份過戶登記處香港中央證券登記有限公司。閣下亦可在本公司網址 (www.bochk.com) 閱覽 2004 年年報 (英文及中文版) 。

If you have any queries about how to obtain copies of the Annual Report 2004 or how to access those documents on the Company's website, please call the Company's hotline at (852) 2846 2700.

倘 閣下對於如何取得 2004 年年報或如何在本公司網址上閱覽該文件有任何疑問，請致電本公司熱線 (852) 2846 2700 。

中銀香港 (控股) 有限公司
BOC Hong Kong (Holdings) Limited

***************************************************************************************************

### REQUEST FORM 回條

***You do NOT need to complete this form if you have already received both the English and the Chinese versions of the Annual Report 2004 or if you have received the Annual Report 2004 in the language you want.***

*倘 閣下已收到2004年年報的中、英文兩種版本或 閣下收到的2004年年報版本所採用的語言符合 閣下的意願，則毋須填寫本回條。*

☐ I have already received the Chinese version of the Annual Report 2004 but I would now like to receive its English version.
本人已收到 2004 年年報的中文版，但現在希望收取其英文版。

OR 或

☐ I have already received the English version of the Annual Report 2004 but I would now like to receive its Chinese version.
本人已收到 2004 年年報的英文版，但現在希望收取其中文版。

Name (姓名) ______________ Signature (簽名) ______________ Date (日期) ______________

Address (地址) ______________________________________________

Contact telephone number (聯絡電話號碼) ______________________________

***Note: If you need to complete and return this form:***
***(1) Please tick only one box on this form. Any form with more than one box ticked, with no box ticked or otherwise incorrectly completed will be void.***
***(2) Please return this form by folding the form according to the indications and mail this form to the Company's Share Registrar using the aerogram at the reverse side.***

*注意：閣下如需填寫及交回本回條：*
*(1) 只須在本回條的一個空格內劃上「✓」號。如在超過一個空格內劃上「✓」號或未有在任何空格內劃上「✓」號或在其他方面填寫不正*

POSTAGE
WILL BE
PAID BY
LICENSEE
郵費由持
牌人支付

NO POSTAGE
STAMP
NECESSARY IF
POSTED IN
HONG KONG
如在本港投寄
毋須貼上郵票



BUSINESS REPLY SERVICE LICENCE NO.
商業回郵牌號：**6384**

Computershare Hong Kong Investor Services Limited,
46th Floor, Hopewell Centre,
183 Queen's Road East,
Hong Kong


中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED


SEC MAIL
RECEIVED
PROCESSING
APR 1 5 2005
WASH, D.C.
202
SECTION

***To: Those shareholders who have chosen to rely on the AR and the SFR posted on the Company's website in lieu of printed copies of those documents and to receive by post a printed copy of the notification of the publication of those documents on the Company's website:***

Dear Sir or Madam,

## Annual Report 2004 ("AR") and Summary Financial Report 2004 ("SFR")

The AR and the SFR are now available (in English and Chinese) on the website of BOC Hong Kong (Holdings) Limited (the "Company") at www.bochk.com. You may access those documents by clicking "Investor Relations" on the home page of the Company's website, then clicking "Annual Report 2004" and/or "Summary Financial Report 2004" under "What's New" or under "Financial Reports".

If you have any difficulty in receiving or gaining access to the AR or SFR posted on the Company's website for any reason, we will promptly upon your notice send the printed form of the AR or SFR to you free of charge. Further, you may change your choice at any time and choose to receive future corporate communication of the Company in printed form by giving reasonable notice to the Company. The aforesaid notices should be sent to the Company's Share Registrar, Computershare Hong Kong Investor Services Limited, at 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong.

If you have any queries about how to obtain copies of the AR or SFR or about how to access those documents on the Company's website, please call the Company's hotline at (852) 2846 2700.

For and on behalf of
BOC Hong Kong (Holdings) Limited

---

***致：選擇了依賴在本公司網址上刊載的年報及財務摘要以代替該等文件的印刷本，並以郵遞方式收取有關該等文件已在本公司網址上發表的通告的股東：***

敬啟者：

## 2004年年報（"年報"）及2004年度財務摘要報告（"財務摘要"）

閣下現在可在中銀香港(控股)有限公司（"本公司"）網址www.bochk.com閱覽年報及財務摘要英文及中文版。如要閱該等文件，請在本公司網址主頁按"投資者關係"一項，再在"最新消息"或"財務報告"項下的"2004年年報"／或"2004年度財務摘要報告"上按一下。

倘　閣下因任何理由以致在收取或接收載於本公司網址上的年報或財務摘要上出現困難，本公司將於接到　閣下後，立即向　閣下免費發送該年報或財務摘要的印刷本。此外，閣下亦可隨時通知本公司，以選擇收取本公司今股東發出的公司通訊文件的印刷本。前述通知須寄發予本公司股份過戶登記處香港中央證券登記有限公司，地址港皇后大道東183號合和中心46樓。

倘　閣下對於如何索取年報或財務摘要或如何在本公司網址上閱覽該等文件有任何疑問，請致電本公司(852) 2846 2700。

中銀香港(控股)有限公司

中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED



Dear Sir or Madam,
敬啟者：

## Summary Financial Report 2004
## 2004年度財務摘要報告

The Summary Financial Report 2004 of BOC Hong Kong (Holdings) Limited (the "Company") has been prepared in English and Chinese. A copy prepared in the language different from that in which you have received is available upon request. To request such copy, please complete the request form below and send it to the Company's Share Registrar, Computershare Hong Kong Investor Services Limited, using this aerogram. The Summary Financial Report 2004 is also available (in English and Chinese) on the Company's website at www.bochk.com.

中銀香港(控股)有限公司("本公司")2004年度財務摘要報告備有英文及中文版。本公司在收到 閣下的要求後，將提供 閣下所收到的版本以外另一種語言編製的版本。如欲索取另一種的版本，請填寫下方的回條，然後以本郵簡把回條寄交本公司的股份過戶登記處香港中央證券登記有限公司。閣下亦可在本公司網址 (www.bochk.com) 閱覽2004年度財務摘要報告(英文及中文版)。

If you have any queries about how to obtain copies of the Summary Financial Report 2004 or how to access those documents on the Company's website, please call the Company's hotline at (852) 2846 2700.

倘 閣下對於如何取得2004年度財務摘要報告或如何在本公司網址上閱覽該文件有任何疑問，請致電本公司熱線 (852) 2846 2700。

中銀香港(控股)有限公司
BOC Hong Kong (Holdings) Limited

********************************************************************************

## REQUEST FORM 回條

***You do NOT need to complete this form if you have already received both the English and the Chinese versions of the Summary Financial Report 2004 or if you have received the Summary Financial Report 2004 in the language you want.***

***倘 閣下已收到2004年度財務摘要報告的中、英文兩種版本或 閣下收到的2004年度財務摘要報告版本所採用的語言符合 閣下的意願，則毋須填寫本回條。***

☐ I have already received the Chinese version of the Summary Financial Report 2004 but I would now like to receive its English version.
本人已收到2004年度財務摘要報告的中文版，但現在希望收取其英文版。

OR 或

☐ I have already received the English version of the Summary Financial Report 2004 but I would now like to receive its Chinese version.
本人已收到2004年度財務摘要報告的英文版，但現在希望收取其中文版。

Name (姓名)__________ Signature (簽名)__________ Date (日期)__________

Address (地址)__________

Contact telephone number (聯絡電話號碼)__________

***Note: If you need to complete and return this form:***
***(1) Please tick only one box on this form. Any form with more than one box ticked, with no box ticked or otherwise incorrectly completed will be void.***
***(2) Please return this form by folding the form according to the indications and mail this form to the Company's Share Registrar using the aerogram at the reverse side.***

*注意：閣下如需填寫及交回本回條：*
*(1) 只須在本回條的一個空格內劃上「✓」號。如在超過一個空格內劃上「✓」號或未有在任何空格內劃上「✓」號或在其他方面填寫不正確，則本回條將會作廢。*
*(2) 請按指示摺疊本回條，並以背面的郵簡寄回本公司的股份過戶登記處。*

The Standard

日 期 13th April 2005





中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

*(Incorporated in Hong Kong with limited liability)*

**(the "Company")**

**(Stock Code: 2388)**

## NOTICE OF ANNUAL GENERAL MEETING

**NOTICE IS HEREBY GIVEN** that the Annual General Meeting of the Company will be held on Thursday, 26th May, 2005 at 3:00 p.m. (registration will begin at 2:30 p.m.) at Meeting Room 401, Hong Kong Convention and Exhibition Centre, 1 Harbour Road, Wanchai, Hong Kong (please use Harbour Road entrance) for the purpose of transacting the following business:

### ORDINARY BUSINESS

1. To receive and consider the audited Statement of Accounts and the Reports of the Directors and of the Auditors of the Company for the year ended 31st December, 2004.
2. To declare a final dividend of HK$0.395 per share for the year ended 31st December, 2004.
3. To re-elect Directors.
4. To re-appoint PricewaterhouseCoopers as Auditors of the Company and authorise the Board of Directors or a duly authorised Committee of the Board to determine their remuneration.

### SPECIAL BUSINESS

To consider and, if thought fit, to pass the following ordinary resolutions:

5. To grant a general mandate to the Board of Directors to allot, issue and deal with additional shares in the Company, not exceeding 20% or, in the case of issue of shares solely for cash and unrelated to any asset acquisition, not exceeding 10% of the issued share capital of the Company as at the date of passing this Resolution.
6. To grant a general mandate to the Board of Directors to repurchase shares in the Company, not exceeding 10% of the issued share capital of the Company as at the date of passing this Resolution.
7. Conditional on the passing of Resolutions 5 and 6, to extend the general mandate granted by Resolution 5 by adding thereto the shares repurchased pursuant to the general mandate granted by Resolution 6.

By Order of the Board
**Jason C.W. Yeung**
*Company Secretary*

Hong Kong, 12th April, 2005

As at the date hereof, the board of directors (the "Board") of the Company comprises Mr. XIAO Gang* (Chairman), Mr. SUN Changji* (Vice-chairman), Mr. HE Guangbei (Vice-chairman and Chief Executive), Mr. HUA Qingshan*, Mr. LI Zaohang*, Mr. ZHOU Zaiqun*, Mdm. ZHANG Yanling*, Dr. FUNG Victor Kwok King**, Mr. SHAN Weijian**, Mr. TUNG Chee Chen** and Mdm. YANG Linda Tsao**. Mr. NEOH Anthony Francis acts as the Senior Advisor to the Board.

* non-executive directors
** independent non-executive directors

*Notes:*

1. *This is a summary of the full text of the Notice of* Annual General Meeting. The full text of Resolutions 5, 6 and 7 is set out in the Notice of Annual General Meeting which will be included in the Circular to be despatched to members in about mid-April, 2005. The Circular can also be viewed and downloaded from the Company's website at www.bochk.com or the website of the Hong Kong Exchanges and Clearing Limited at www.hkex.com.hk.
2. The Chairman of the Board has indicated that he would direct that each of the resolutions set out in the notice of the meeting be voted on by poll.
3. Any member entitled to attend and vote at the meeting convened by the above notice is entitled to appoint one or two proxies to attend and vote instead of him/her. A proxy need not be a member of the Company.
4. In order to be valid, the instrument appointing a proxy together with the power of attorney or other authority, if any, under which it is signed, or a notarially certified copy of such power of attorney or authority, should be deposited at the registered office of the Company at least 48 hours before the time fixed for holding the meeting or any adjournment thereof. Completion and return of a form of proxy will not preclude a member from attending in person and voting at the meeting or any adjournment thereof should he/she so wish.
5. The Register of Members of the Company will be closed, for the purpose of determining shareholders' entitlement to the proposed final dividend, from Thursday, 19th May, 2005 to Tuesday, 24th May, 2005 (both days inclusive), during which period no transfer of shares can be registered. In order to qualify for the proposed final dividend, all share transfers, accompanied by the relevant share certificates, must be lodged for registration with the Company's share registrar, Computershare Hong Kong Investor Services Limited at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, not later than 4:00 p.m. on Wednesday, 18th May, 2005.
6. In relation to Resolution 6, an explanatory statement (as required by the Listing Rules) is set out in Appendix III of the Circular to be despatched to members in about mid-April, 2005. The Circular can also be viewed and downloaded from the Company's website at www.bochk.com or the website of the Hong Kong Exchanges and Clearing Limited at www.hkex.com.hk.
7. By Resolutions 5 and 7, approval is being sought from members, as a general mandate in compliance with section 57B of the Companies Ordinance (Cap. 32 of the Laws of Hong Kong) and the Listing Rules, so that in the event it becomes desirable for the Company to issue any new shares, the Board of Directors is given the flexibility and discretion to allot and issue new shares up to 20% or 10% (as the case may be) of the issued share capital of the Company, together with such number of shares as may be purchased by the Company pursuant to the general mandate under Resolution 6, as more particularly described in Resolutions 5, 6 and 7.
8. In case of joint shareholdings, the vote of the senior joint shareholder who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint shareholder(s) and for this purpose seniority will be determined by the order in which the names stand in the Register of Members of the Company in respect of the joint shareholding.

**Please note that refreshments will not be served at the Annual General Meeting.**